Filed Pursuant to Rule 424(b)(4)
Registration No. 333-192417

PROSPECTUS

22,000,000 Ordinary Shares

NORWEGIAN CRUISE LINE HOLDINGS LTD.

This is a public offering of 22,000,000 ordinary shares of Norwegian Cruise Line Holdings Ltd. The Selling Shareholders identified in this prospectus, which include the beneficial owners of a majority of our ordinary shares, are offering all 22,000,000 of the ordinary shares offered hereby, and we will not receive any of the proceeds from this offering. We will bear all of the offering expenses other than underwriting discounts and commissions. The Selling Shareholders identified in this prospectus will pay underwriting discounts and commissions for the sale of these ordinary shares.

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “NCLH.” The last reported sale price of our ordinary shares on December 3, 2013 was $33.55 per share.

The underwriters have an option for a period of 30 days to purchase an aggregate of up to 3,300,000 additional ordinary shares from the Selling Shareholders at the initial price to the public less the underwriting discounts and commissions. We will not receive any proceeds from the sale of any additional ordinary shares.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 20 to read about certain factors you should consider before buying our ordinary shares.

	Per Share	Total
Public offering price	$33.25	$731,500,000
Underwriting discounts and commissions(1)	$1.0806	$23,773,200
Proceeds, before expenses, to the Selling Shareholders	$32.1694	$707,726,800

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

The underwriters expect to deliver the ordinary shares on or about December 9, 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Ordinary shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 1998, which regulates the sale of securities in Bermuda. Further, the Bermuda Monetary Authority (the “BMA”) must approve all issues and transfers of shares of a Bermuda exempted company under the Exchange Control Act of 1972 and regulations thereunder (together, the “ECA”). The BMA has given a general permission which will permit the issue of the ordinary shares and the free transferability of such shares under the ECA so long as voting securities of the Company are admitted to trading on the NASDAQ Global Select Market or any other appointed stock exchange.

UBS Investment Bank	Barclays

Citigroup	Deutsche Bank Securities	Goldman, Sachs & Co.	J.P. Morgan

Credit Agricole CIB	DNB Markets	HSBC	Nomura	SunTrust Robinson Humphrey

The date of this prospectus is December 3, 2013.

NCL NORWEGIAN CRUISE LINE®

Peter Max.

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You should rely only on the information contained in this prospectus. We, the Selling Shareholders and the underwriters have not authorized anyone to provide you with information that is different from or additional to, that contained in this prospectus. This prospectus may only be used where it is legal to sell our ordinary shares. The information in this prospectus may only be accurate on the date of this prospectus.

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TERMS USED IN THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, references in this prospectus to (i) the “Company,” “we,” “our,” “us” and “NCLH” refer to Norwegian Cruise Line Holdings Ltd. and/or its subsidiaries, (ii) “NCLC” refers to NCL Corporation Ltd. and/or its subsidiaries (iii) “Norwegian Cruise Line” or “Norwegian” refers to the Norwegian Cruise Line brand and its predecessors and “NCL America” or “NCLA” refers to our U.S.-flagged operations, (iv) “Apollo” refers to Apollo Global Management, LLC and its subsidiaries and the “Apollo Funds” refers to one or more of AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., AAA Guarantor—Co-Invest VI (B), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P., (v) “TPG Global” refers to TPG Global, LLC, “TPG” refers to TPG Global and its affiliates and the “TPG Viking Funds” refers to one or more of TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., and TPG Viking AIV III, L.P. and/or certain other affiliated investment funds, each an affiliate of TPG, (vi) “Genting HK” refers to Genting Hong Kong Limited and/or its affiliates (formerly Star Cruises Limited and/or its affiliates), and (vii) “Affiliate(s)” or “Sponsor(s)” refers to Genting HK, the Apollo Funds and/or the TPG Viking Funds. References to the “U.S.” are to the United States of America, “dollars” or “$” are to U.S. dollars and “euros” or “€” are to the official currency of the Eurozone. For a reconciliation of our non-GAAP financial measures we refer you to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” and “Prospectus Summary—Summary Consolidated Financial Data.” Unless otherwise indicated in this prospectus, the following terms have the meanings set forth below (all principal amounts refer to the original principal amount incurred or issued, as applicable):

•	$1.3 billion Senior Secured Credit Facility. $1.3 billion credit agreement, dated May 24, 2013, by and among NCL Corporation Ltd., as borrower, Deutsche Bank Trust Company Americas, as administrative agent and as collateral agent, and various lenders, and related guarantee by Norwegian Dawn Limited, Norwegian Gem, Ltd., Norwegian Pearl, Ltd., Norwegian Spirit, Ltd., Norwegian Star Limited and Norwegian Sun Limited, providing for a $675 million term loan facility and a $625 million revolving credit facility.

•	$300 million Senior Notes. $300.0 million aggregate amount of 5.00% senior unsecured notes due 2018 issued by NCL Corporation Ltd. on February 6, 2013.

•	$334.1 million Norwegian Jewel loan. $334.1 million secured loan agreement, dated as of April 20, 2004, as amended and restated on June 21, 2013, by and among Norwegian Jewel Limited, as borrower, and a syndicate of international banks, and related guarantee by NCL Corporation Ltd.

•	Adjusted EBITDA. EBITDA adjusted for other income (expense) and other supplemental adjustments.

•	Adjusted EBITDA Margin. Adjusted EBITDA as a percentage of total revenue.

•	Adjusted EPS. Diluted earnings (loss) per share adjusted for supplemental adjustments.

•	Adjusted Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense adjusted for supplemental adjustments.

•	Adjusted Net Income. Net income adjusted for supplemental adjustments.

•	Berths. Double occupancy capacity per cabin (single occupancy per studio cabin) even though many cabins can accommodate three or more passengers.

•	Breakaway Class Ships. Norwegian Breakaway delivered in April 2013 and Norwegian Getaway scheduled for delivery in January 2014.

•	Breakaway Export Credit Facility. €529.8 million credit agreement, dated November 18, 2010, as amended, by and among Breakaway One, Ltd., as borrower, and a syndicate of international banks and a related guarantee by NCL Corporation Ltd.

•	Breakaway/Getaway Credit Facilities. Our Breakaway Export Credit Facility, Getaway Export Credit Facility and Breakaway/Getaway Term Loan Facilities.

•	Breakaway/Getaway Term Loan Facilities. €126.1 million Pride of Hawai’i Credit Agreement, dated November 18, 2010, as amended and restated on June 21, 2013, by and among Pride of Hawaii LLC and a syndicate of international banks and a related guarantee by NCL Corporation Ltd. and €126.1 million Norwegian Jewel Credit Agreement, dated November 18, 2010, as amended and restated on June 21, 2013, by and among Norwegian Jewel Limited and a syndicate of international banks and a related guarantee by NCL Corporation Ltd.

•	Breakaway Plus Class Ships. Norwegian Escape and Norwegian Bliss on order with Meyer Werft for delivery in the fourth quarter of 2015 and the first quarter of 2017, respectively, which will be approximately 163,000 Gross Tons and 4,200 Berths each and will be similar in design and innovation to our Breakaway Class Ships.

•	Breakaway Plus Newbuild Export Credit Facilities. €590.5 million credit agreement, dated October 12, 2012, by and among Breakaway Three, Ltd. and KfW IPEX-Bank GmBH and a related guarantee by NCL Corporation Ltd. and €590.5 million credit agreement, dated October 12, 2012, by and among Breakaway Four, Ltd. and KfW IPEX-Bank GmBH and a related guarantee by NCL Corporation Ltd.

•	Business Enhancement Capital Expenditures. Capital expenditures other than those related to new ship construction.

•	Capacity Days. Available Berths multiplied by the number of cruise days for the period.

•	Charter. The hire of a ship for a specified period of time.

•	CLIA. Cruise Lines International Association, a non-profit marketing and training organization formed in 1975 to promote cruising.

•	Constant Currency. A calculation whereby foreign currency-denominated revenue and expenses in a period are converted at the U.S. dollar exchange rate of a comparable period in order to eliminate the effects of the foreign exchange fluctuations.

•	Dry-dock. A process whereby a ship is positioned in a large basin where all the fresh/sea water is pumped out in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

•	EBITDA. Earnings before interest, taxes and depreciation and amortization.

•	€258.0 million Pride of America loan. Euro 258.0 million secured loan agreement, dated as of April 4, 2003, as amended and restated on June 21, 2013, by and among Pride of America Ship Holding, LLC, as borrower, and a syndicate of international banks, and related guarantee by NCL Corporation Ltd.

•	€308.1 million Pride of Hawai’i loan. Euro 308.1 million Pride of Hawai’i loan, dated as of April 20, 2004, as amended and restated on June 21, 2013, by and among Pride of Hawaii, LLC, as borrower, and a syndicate of international banks, and related guarantee by NCL Corporation Ltd.

•	€662.9 million Norwegian Epic loan. Euro 662.9 million syndicated loan facility, dated September 22, 2006, as amended and restated on June 1, 2012, by and among Norwegian Epic, Ltd., as borrower, and a syndicate of international banks, and related guarantee by NCL Corporation Ltd.

•	Existing Senior Secured Credit Facilities. Our $1.3 billion Senior Secured Credit Facility, our Breakaway Plus Newbuild Export Credit Facilities, our Breakaway/Getaway Credit Facilities, our €308.1 million Pride of Hawai’i loan, our $334.1 million Norwegian Jewel loan, our €258.0 million Pride of America loan and our €662.9 million Norwegian Epic loan.

•	GAAP. Generally accepted accounting principles in the U.S.

•	Getaway Export Credit Facility. €529.8 million Breakaway Two Credit Agreement, dated as of November 18, 2010, as amended, by and among Breakaway Two, Ltd., as borrower, and a syndicate of international banks and a related guarantee by NCL Corporation Ltd.

•	Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

•	Gross Tons. A unit of enclosed passenger space on a cruise ship, such that one gross ton = 100 cubic feet or 2.831 cubic meters.

•	Gross Yield. Total revenue per Capacity Day.

•	IMO. International Maritime Organization, a United Nations agency that sets international standards for shipping.

•	IPO. The initial public offering of 27,058,824 ordinary shares, par value $.001 per share, of NCLH, which was consummated on January 24, 2013.

•	Jewel Class Ships. Norwegian Gem, Norwegian Jade, Norwegian Jewel and Norwegian Pearl.

•	Major North American Cruise Brands. Norwegian Cruise Line, Carnival Cruise Lines, Royal Caribbean International, Holland America, Princess Cruises and Celebrity Cruises.

•	Management NCL Corporation Units. NCLC’s previously outstanding profits interests issued to management (or former management) of NCLC which have been converted into units in NCLC in connection with the Corporate Reorganization.

•	Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

•	Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

•	Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

•	Net Yield. Net Revenue per Capacity Day.

•	Norwegian Sky Agreement. Memorandum of agreement, dated June 1, 2012, between Ample Avenue Limited, as seller, and Norwegian Sky, Ltd., as buyer, related to our purchase of Norwegian Sky.

•	Occupancy Percentage or Load Factor. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

•	Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

•	ROI Capital Expenditures. Comprised of project-based capital expenditures which have a quantified return on investment.

•	SEC. U.S. Securities and Exchange Commission.

•	Selling Shareholders. The Apollo Funds, the TPG Viking Funds and Star NCLC Holdings Ltd. (“Star NCLC”). Genting HK owns NCLH’s ordinary shares indirectly through Star NCLC, its wholly owned subsidiary. See “Principal and Selling Shareholders.”

•	Ship Contribution. Total revenue less total cruise operating expense.

•	Shipboard Retirement Plan. An unfunded defined benefit pension plan for certain crew members which computes benefits based on years of service, subject to certain requirements.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes market share and industry data and forecasts that we obtained from industry publications, third-party surveys and internal company surveys. Industry publications, including those from CLIA, and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. All CLIA information, obtained from the CLIA website “cruising.org,” relates to CLIA member lines, which currently represents 26 of the major North American cruise lines including Norwegian, which together represent 97% of the North American cruise capacity. All other references to third party information are publicly available at nominal or no cost. We use the most currently available industry and market data to support statements as to our market position.

Although we believe that the industry publications and third-party sources are reliable, we have not independently verified any of the data from industry publications or third-party sources. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented herein, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

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PROSPECTUS SUMMARY

The following summary includes highlights of the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary sets forth the material terms of the offering but does not contain all of the information that you should consider before investing in our ordinary shares. For a more complete understanding of us, our business and the offering, we urge you to read this prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements” and “Additional Information” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment.

Our Company

We are a leading global cruise line operator, offering cruise experiences for travelers with a wide variety of itineraries in North America (including Alaska and Hawaii), the Mediterranean, the Baltic, Central America, Bermuda and the Caribbean. We strive to offer an innovative and differentiated cruise vacation with the goal of providing our guests the highest levels of overall satisfaction on their cruise experience. In turn, we aim to generate the highest guest loyalty and greatest numbers of repeat guests. We created a distinctive style of cruising called “Freestyle Cruising” onboard all of our ships, which we believe provides our guests with the freedom and flexibility associated with a resort style atmosphere and experience as well as more dining options than a traditional cruise. We established the very first private island developed by a cruise line in the Bahamas with a diverse offering of activities for guests. We are also the only cruise line operator to offer an entirely inter-island itinerary in Hawaii.

By providing such a distinctive experience and appealing combination of value and service, we straddle both the contemporary and premium segments. As a result, we have been recognized for our achievements as the recipient of multiple honorary awards mainly consisting of reviews tabulated from the readers of travel periodicals such as Travel Weekly, Condé Nast Traveler, and Travel + Leisure. We were rated as the favorite cruise line by Budget Travel, and best for family cruises by Family Circle, Yahoo! Travel, and Today Travel. In addition, we were recognized as Europe’s leading cruise line six years in a row by the World Travel Awards and identified as the cruise line with the best use of a social media platform by Travel + Leisure. Norwegian Epic, which was launched in 2010, was recognized as “Best Overall Individual Cruise Ship” by the Travel Weekly Readers’ Choice Awards two years in a row.

We offer a wide variety of cruises ranging in length from one day to three weeks. During 2012, we docked at 114 ports worldwide, with itineraries originating from 15 ports of which 11 are in North America. In line with our strategy of innovation, many of these North American ports are part of our “Homeland Cruising” program in which we have homeports that are close to major population centers, such as New York, Boston and Miami. This reduces the need for vacationers to fly to distant ports to embark on a cruise and helps reduce our guests’ overall vacation cost. We offer a wide selection of exotic itineraries outside of the traditional cruising markets of the Caribbean and Mexico; these include cruises in Europe, including the Mediterranean and the Baltic, Bermuda, Alaska, and the industry’s only entirely inter-island itinerary in Hawaii with our U.S.-flagged ship, Pride of America. This itinerary is unparalleled in the cruise industry, as all other vessels from competing cruise lines are registered outside the U.S. and are required to dock at a distant foreign port when providing their guests with a Hawaii-based cruise itinerary.

Each of our 12 modern ships has been purpose-built to consistently deliver our “Freestyle Cruising” product offering across our entire fleet, which we believe provides us with a competitive advantage. By focusing on “Freestyle Cruising,” we have been able to achieve higher onboard spend levels, greater customer loyalty and the ability to attract a more diverse clientele.

As a result of our strong operating performance over the last four years, the growing demand we see for our distinctive cruise offering and the rational supply outlook for the industry, we believe that it is an optimal time to add new ships to our fleet. In 2010, we launched a newbuild program for the next generation of Freestyle Cruising vessels. We placed an order with Meyer Werft GmbH of Papenburg, Germany (“Meyer Werft”) for two new cruise ships: Norwegian Breakaway, which was delivered in April 2013 and Norwegian Getaway, which is scheduled for delivery in January 2014. This ship will be approximately 144,000 Gross Tons with 4,000 Berths at an aggregate cost of approximately €627.7 million, or $849.1 million based on the euro/U.S. dollar exchange rate as of September 30, 2013.

We also have orders with Meyer Werft for two additional ships for delivery in the fourth quarter of 2015 and the first quarter of 2017. These ships, Norwegian Escape and Norwegian Bliss, will be the largest in our fleet at approximately 163,000 Gross Tons with 4,200 Berths each and will be similar in design and innovation to our Breakaway Class Ships. The combined contract cost of these two additional ships is approximately €1.4 billion, or $1.9 billion based on the euro/U.S. dollar exchange rate as of September 30, 2013. We have export credit financing in place that provides financing for 80% of their contract price.

As of September 30, 2013, we have one of the most modern fleets of cruise ships in the industry among the Major North American Cruise Brands, with a weighted-average age of 7.8 years. Following the delivery of Norwegian Getaway, we will have the youngest fleet among the Major North American Cruise Brands. Norwegian Getaway joins Norwegian Breakaway as the latest generation of “Freestyle Cruising” ships and includes some of the most popular elements of our recently delivered ships together with new and differentiated features.

Our senior management team has delivered consistent growth and has driven measurable improvements in operating metrics and cash flow generation across several different operating environments. Under the leadership of our President and Chief Executive Officer, Kevin M. Sheehan, we significantly differentiated the Norwegian brand, largely with the “Freestyle Cruising” concept that accelerated revenue growth and contributed to improving our operating income margins by approximately 1,370 basis points since the beginning of 2008 through the end of 2012. Our management team was augmented in key areas such as Sales, Marketing, Hotel Operations and Finance and has since implemented major initiatives such as enhancing onboard service and amenities across the fleet, expanding our European presence and overseeing a newbuild program that included the successful launch in April 2013 of our most innovative ship to date, Norwegian Breakaway.

For the twelve months ended September 30, 2013, we generated total revenue of $2,473.1 million, Net Revenue of $1,846.1 million, net income of $66.7 million, Adjusted Net Income of $256.4 million, Adjusted EBITDA of $626.6 million and an Adjusted EBITDA Margin of 25.3%. For the nine months ended September 30, 2013, we generated total revenue of $1,969.9 million, Net Revenue of $1,468.9 million, net income of $65.6 million, Adjusted Net Income of $255.3 million, Adjusted EBITDA of $523.1 million and an Adjusted EBITDA Margin of 26.6%. For the nine months ended September 30, 2012, we generated total revenue of $1,773.1 million, Net Revenue of $1,314.6 million, net income of $167.5 million, Adjusted Net Income of $167.5 million and Adjusted EBITDA of $452.2 million and an Adjusted EBITDA Margin of 25.5%. This represents an increase of approximately 110 basis points in period over period Adjusted EBITDA Margin as a result of improved ticket pricing and onboard spending coupled with various business improvement, product enhancement and cost reduction initiatives. We refer you to note 5 and note 6 under “—Summary Consolidated Financial Data” included elsewhere in this prospectus for a reconciliation of Adjusted EBITDA and Adjusted Net Income to net income attributable to Norwegian Cruise Line Holdings Ltd.

Our Industry

We believe that the cruise industry demonstrates the following positive fundamentals:

Strong Growth with Low Penetration and Significant Upside

Cruising is a vacation alternative with broad appeal, as it offers a wide range of products and services to suit the preferences of vacationing guests of all ages, backgrounds and interests. Since 1980, cruising has been one of the fastest growing segments of the North American vacation market. According to CLIA, in 2012 approximately 17.2 million passengers took cruises on CLIA member lines versus 7.2 million passengers in 2000, representing a compound annual growth rate of approximately 7.5%. Based on CLIA’s research, we believe that cruising is under-penetrated and represents approximately 12% of the North American vacation market. As measured in Berths, the cruise industry is relatively nascent compared to the wide variety of much more established vacation travel destinations across North America.

According to the Orlando/Orange County Convention & Visitors Bureau and the Las Vegas Convention and Visitors Authority, there are approximately 267,000 rooms in just Orlando and Las Vegas combined. By comparison, the estimated Major North American Cruise Brands’ capacity in terms of Berths is approximately 241,000. In addition, according to industry research, only 24% of the U.S. population has ever taken a cruise and we believe this percentage should increase. The European vacation market, the fastest growing market globally, remains under-penetrated by the cruise industry, with approximately 1% of Europeans having taken a cruise in a given year, compared with 3% of the population in the U.S. and Canada. We believe that improving leisure travel trends along with a relatively low supply outlook in the near term from the Major North American Cruise Brands lead to an attractive business environment for our Company to operate in.

Attractive Demographic Trends to Drive Cruising Growth

The cruise market is comprised of a broad spectrum of guests and appeals to virtually all demographic categories. Based on CLIA’s 2011 Cruise Market Profile Study, the target North American cruise market, defined as households with income of $40,000 or more headed by a person who is at least 25 years old, is estimated to be 132.9 million people. Also according to the study, the average cruise customer has a household income of $109,000. It is our belief that “Freestyle Cruising” will help us attract the younger generations who we believe are more likely to enjoy greater levels of freedom from our “Freestyle Cruising” product offering than was traditionally offered within the cruise industry.

Significant Value Proposition and High Level of Guest Satisfaction

We believe that the cost of a cruise vacation, relative to a comparable land-based resort or hotel vacation in Orlando or Las Vegas, offers an exceptional value proposition. When one considers that a typical cruise, for an all-inclusive price, offers its guests transportation to a variety of destinations, hotel-style accommodations, a generous diversity of food choices and a selection of daily entertainment options, this is compelling support for the cruise value proposition relative to other leisure alternatives. Cruises have become even more affordable for a greater number of North American guests over the past few years through the introduction of “Homeland Cruising,” which eliminates the cost of airfare commonly associated with a vacation. According to CLIA’s 2011 study, approximately 70% of persons who have taken a cruise rate cruising as a high-value vacation alternative. In this same survey, CLIA reported that approximately 80% of cruise passengers agree that a cruise vacation is a good way to sample various destinations that they may visit again on a land-based vacation.

High Barriers to Entry

The cruise industry is characterized by high barriers to entry, including the existence of several established and recognizable brands, the large investment to build a new, sophisticated cruise ship, the long lead time necessary to construct new ships and limited newbuild shipyard capacity. Based on new ship orders announced over the past several years, the cost to build a cruise ship can range from approximately $500 million to $1.4 billion or approximately $200,000 to $425,000 per Berth, depending on the ship’s size and quality of product offering. The construction time of a newbuild ship is typically between 27 and 36 months and requires significant upfront cash payments to fund construction costs before revenue is generated. In addition, the shipbuilding industry is experiencing tightened capacity as the size of ships increases and the industry consolidates, with virtually all new capacity added in the last 20 years having been built by one of three major European shipbuilders.

Varied Segments and Brands

The different cruise lines that make up the global cruise vacation industry have historically been segmented by product offering and service quality into “contemporary,” “premium” and “luxury” brands. The contemporary segment generally includes cruises on larger ships that last seven days or less, provides a casual ambiance and is less expensive on average than the premium or luxury segments. The premium segment is generally characterized by cruises that last from seven to 14 nights with a higher quality product offering than the contemporary segment, appealing to a more affluent demographic. The luxury segment generally offers the highest level of service and quality, with longer cruises on the smallest ships. In classifying our competitors within the Major North American Cruise Brands, the contemporary segment has historically included Carnival Cruise Lines and Royal Caribbean International. The premium segment has historically included Celebrity Cruises, Holland America and Princess Cruises. We believe that we straddle the contemporary and premium segments as well as offer a unique combination of value and leisure services to cruise guests. Our brand offers our guests a rich stateroom mix, which includes single studios, private balconies, and luxury suites with personal butler and concierge service as more recently enhanced by The Haven. As part of our “Freestyle Cruising” experience, we also offer various specialty dining venues, some of which are exclusive to our suite and The Haven guests. Based on fleet counts as of September 30, 2013, the Major North American Cruise Brands together represent approximately 90% of the North American cruise market as measured by total Berths.

Our Competitive Strengths

We believe that the following business strengths will enable us to execute our strategy:

Leading Cruise Operator with High-Quality Product Offering

We believe that our modern fleet provides us with operational and strategic advantages as our entire fleet has been purpose-built for “Freestyle Cruising” with a wider range of passenger amenities relative to many of our competitors.

We believe that in recent years the distinction has been blurred between segments of the market historically known as premium and contemporary, with the Major North American Cruise Brands each offering a wide range of onboard experiences across their respective fleets. With the completion of our fleet renewal initiative, we believe that based on a number of different metrics that directly impact a guest’s onboard experience, we compare favorably against the other Major North American Cruise Brands, with many product attributes that are more in line with the premium segment.

•	Modern Fleet. With a weighted-average age of 7.8 years as of September 30, 2013 and no ships built before 1998, we have one of the most modern fleets among the Major North American Cruise Brands, which we believe allows us to offer a high-quality passenger experience with a significant level of consistency across our entire fleet.

•	Rich Stateroom Mix. As of September 30, 2013, 51% of our staterooms had private balconies representing a higher mix of outside balcony staterooms than the other contemporary brands. In addition, six of our ships offer The Haven, with suites of up to 570 square feet each. Guests staying in The Haven are provided with personal butler service and exclusive access to a private courtyard area with a private pool, sundecks, hot tubs, and a fitness center. Six of our ships also offer luxury garden suites of up to 6,694 square feet, making them the largest accommodations at sea.

•	High-Quality Service. We believe we offer a very high level of onboard service and to further enhance this service we have implemented the Norwegian Platinum Standards program. This program introduces specific standards emphasizing dedicated service, consistency in execution, and overall guest satisfaction which we believe will promote customer loyalty.

•	Diverse Selection of Premium Itineraries. In 2012, approximately 50% of our itineraries, by Capacity Days, were in more exotic, under-penetrated and less traditional locations, including Alaska, Hawaii, Bermuda and Europe, compared to the other contemporary brands which are focused primarily on itineraries in the Caribbean and Mexico. This mix of destinations is more consistent with the brands in the premium segment, and these itineraries typically attract higher Net Yields than Caribbean and Mexico sailings. We believe that this high-quality product offering positions us well in comparison to the other Major North American Cruise Brands and provides an opportunity for continued Net Yield growth.

“Freestyle Cruising”

The most important differentiator for our brand is the “Freestyle Cruising” concept onboard all 12 of our ships. The essence of “Freestyle Cruising” is to provide a cruise experience that offers more freedom and flexibility than any other traditional cruise alternative. While many cruise lines have historically required guests to dine at assigned group tables and at specified times, “Freestyle Cruising” offers the flexibility and choice to our guests who prefer to dine when they want, with whomever they want and without having to dress formally. Additionally, we have increased the number of activities and dining facilities available onboard, allowing guests to tailor their onboard experience to their own schedules, desires and tastes.

All of our ships have been custom designed and purpose-built for “Freestyle Cruising,” which we believe differentiates us significantly from our major competitors. We further believe that “Freestyle Cruising” attracts a passenger base that prefers the less structured, resort-style experience of our cruises. Building on the success of “Freestyle Cruising,” we implemented across our fleet “Freestyle 2.0” featuring significant enhancements to our onboard product offering. These enhancements include a major investment in the total dining experience; upgrading the stateroom experience across the ship; new wide-ranging onboard activities for all ages; and additional recognition, services and amenities for premium-priced balcony, suite and The Haven guests. With Norwegian Epic and Norwegian Breakaway, we have enhanced “Freestyle Cruising” by offering what we believe to be unmatched flexibility in entertainment, offering guests a wide variety of activities and performances to choose from at any time of day or night.

Established Brand Recognition

The Norwegian Cruise Line brand is well established in the cruise industry with a long track record of delivering a world class cruise product offering to its guests. We achieve high-quality feedback scores from our guests in the areas of overall service, physical ship attributes, onboard products and services, food and beverage offerings and overall entertainment and land-based excursion quality. Based on recent guest experience and loyalty reports, the quality of our guests’ experience generates high levels of customer loyalty, as demonstrated by the fact that approximately 35% of our guests are repeat guests and approximately 80% say they would recommend Norwegian Cruise Line to their friends and family. Brand recognition is also strong with over 93% of cruisers reporting familiarity with Norwegian. Additionally, our brand is known for freedom, flexibility and choice, all highly valued benefits within the cruise industry demographic.

Strong Cash Flow

Nearly all of our capital expenditures, other than those related to our newbuild projects (which are substantially financed) and the recent renovation of our private island, relate to the maintenance of our modern fleet and shoreside operations, which includes investments in our IT infrastructure and business intelligence systems. We have export credit financing in place for the Breakaway Plus Class Ships and Norwegian Getaway which will fund approximately 80% to 90% of the required pre-delivery and delivery date construction payments; as such, we expect the cost of our newbuild projects to have a minimal impact on our cash flow in the near term.

We are able to generate significant levels of cash flow due to our ability to pre-sell tickets and receive customer deposits with long lead times ahead of sailing. We also offer our guests the ability to advance book and prepay for certain services. In addition, we believe that the favorable U.S. federal income tax regime applicable to international shipping income enhances our cash flow from operations which continues to contribute significantly to deleveraging our balance sheet.

Highly Experienced Management Team

Our senior management team is comprised of executives with an average of 16 years in the cruise, travel, leisure and hospitality-related industries. Our executive team has streamlined our organization and instilled a results-driven management philosophy that promotes direct accountability and a more nimble decision-making culture that contributed in driving approximately 1,370 basis points of operating income margin expansion since the beginning of 2008 through the end of 2012. We believe our incentive plans closely align the interest of our management team and our shareholders.

Strong Sponsors with Extensive Industry Expertise

Our Sponsors or their affiliates have extensive experience investing in the cruise, leisure and travel-related industries. Affiliates of the Apollo Funds have invested significant equity and resources to the cruise and leisure industry with its investment in Prestige Cruises International, Inc. which operates through two distinct upscale cruise brands, Oceania Cruises and Regent Seven Seas Cruises. In addition, affiliates of both Apollo and TPG have investments in Caesars Entertainment Corporation (“Caesars Entertainment”), with whom we have created a marketing alliance. Affiliates of TPG are also significant investors in Sabre Holdings, a leading GDS (global distribution system) and parent of Travelocity.com. Genting HK, headquartered in Hong Kong, operates a leading Asian cruise line through its subsidiary, Star Cruises Asia Holding Ltd., with destinations in Malaysia, Singapore, Hong Kong, Taiwan, Japan, Vietnam, China and Thailand. We believe that the synergies and purchasing power obtained through these affiliates have resulted in better price negotiations for us and our affiliates for selected supplies and services.

Our Business Strategies

We seek to attract vacationers by offering new products and services and creating differentiated itineraries in new markets through new and existing modern ships with the aim of delivering a better, value-added, vacation experience to our guests relative to other broad-based or land-based leisure alternatives. Our business strategies include the following:

Attractive Product Offerings

We have a long history of product development and innovation within the cruise industry as one of the most established consumer brands. We became the first cruise operator to purchase a private island in the Bahamas and offer a private beach experience to our guests; and we were the first to introduce a 2,000-Berth megaship into the Caribbean market in 1980. More recently, we pioneered new concepts in cruising over the last decade with the development of “Homeland Cruising” and the launch of “Freestyle Cruising.”

We continued to enhance our product offering with the delivery of Norwegian Epic in June 2010, which offers 21 dining options, a diverse range of accommodations and what we believe is the widest array of entertainment at sea. In addition to several differentiated full-service complimentary dining rooms, Norwegian Epic also features specialty restaurants including a classic steakhouse, sushi, Japanese teppanyaki, Brazilian churrascaria, Asian noodle bar, traditional Chinese, fine French and Italian offerings. Guest accommodations on Norwegian Epic include the groundbreaking Studios, 128 staterooms designed for solo travelers centered around the Studio Lounge, a private two-story lounge for Studio guests. On its top decks, Norwegian Epic offers a “ship within a ship” in the largest suite complex at sea; The Haven includes two decks with 60 suites and penthouses, a private pool with multiple hot tubs and sundecks, a private fitness center and steam rooms, fine dining in the Epic Club restaurant, casual outdoor dining at the Courtyard Grill, and 24-hour concierge service, all exclusively for guests of The Haven. Entertainment onboard Norwegian Epic includes a wide variety of branded entertainment for guests to choose from, including exclusive engagements with Blue Man Group, Cirque Dreams & Dinner, Legends in Concert, Nickelodeon and the improvisational comedy troupe, The Second City.

Building on the success of Norwegian Epic, Norwegian Breakaway includes many of her most popular elements, while maintaining the innovative spirit of “Freestyle Cruising” by introducing new and differentiated features. These include The Haven and a quarter-mile oceanfront boardwalk, The Waterfront, which creates outdoor seating areas for many dining venues and lounges, including our first seafood restaurant, “Ocean Blue by Geoffrey Zakarian.” The centrally located “678 Ocean Place” connects three entire decks of daytime and nighttime entertainment. Master Baker Buddy Valastro, of the popular TLC series “Cake Boss,” opened an extension of Carlo’s Bake Shop onboard. We offer our guests many of the popular entertainment venues of Norwegian Epic such as the dueling pianos of “Howl at the Moon” and new jazz and blues venues, and we also feature the 80’s-inspired rock musical “Rock of Ages,” ballroom dance experience “Burn the Floor” and “Cirque Dreams & Dinner Jungle Fantasy.” We have a strategic partnership with the Radio City Rockettes®, who christened Norwegian Breakaway. This relationship includes a marketing partnership that names Norwegian as the official cruise line of the Rockettes and Radio City Music Hall® and an exhibit showcasing the Rockettes is integrated into the ship. This relationship also includes two Rockettes sailing on select voyages and offering special fitness classes and photo opportunities.

We have completed a $25 million renovation to our private island, Great Stirrup Cay, which includes a new marina, dining and bar facility to enhance the guest experience, as well as offers new activities such as wave runners and private cabanas. The enhancements provide us with additional revenue-generating opportunities on the island.

Maximize Net Yields

We are focused on growing our revenue through various initiatives aimed at increasing our ticket prices and occupancy as well as onboard spending to drive higher overall Net Yields. To maximize passenger ticket revenue, our revenue management strategy is focused on optimizing pricing and generating demand throughout the booking curve. We utilize a base-loading strategy to fill our capacity by booking guests as early before sailing as possible. Base-loading is a strategy that focuses on selling inventory further from the cruise departure date by utilizing certain sales and marketing tactics which generate business with longer booking windows. Base-loading allows us to fill our ships earlier, which prevents discounting close to sailing dates, in order to achieve our targeted Occupancy Percentages. Our specific initiatives to achieve this include:

•

Casino Player Strategy. As part of this strategy, we have non-exclusive arrangements with approximately 130 casino partners worldwide including Caesars Entertainment, in which affiliates of both Apollo and TPG have investments, whereby loyal gaming guests are offered cruise reward certificates redeemable for cruises on our ships. Through property sponsored events and joint marketing programs, we have the opportunity to market cruises to Caesars Entertainment’s guests. These arrangements with our casino partners have the dual benefit of filling open inventory and reaching guests expected to generate above average onboard revenue through the casino and other onboard spending.

•	Strategic Relationships. Our base-loading strategy also includes strategic relationships with travel agencies and international tour operators, who commit to purchasing a certain level of inventory with long lead times.

•	Meetings, Incentives and Charters. We are increasing our focus on the meetings, incentives and charters channel, which typically books very far in advance and can represent a significant portion of the ship, or even an entire sailing, in one transaction.

We continue to focus on various initiatives to drive increased onboard revenue across a variety of areas. From the year ended December 31, 2007 to the twelve months ended September 30, 2013, our net onboard and other revenue yield increased by approximately 31% from $40.58 to $52.96 primarily due to strong performance in casino, beverage sales, shore excursions and specialty dining. Our strategy for further driving increased onboard revenue includes, among other things, generating additional casino revenue through our arrangements with our casino partners, including Caesars Entertainment and Genting HK. These arrangements incorporate marketing resources to deliver cross-company advertising and marketing campaigns to promote our brand. We also focus on optimizing the utilization of our specialty restaurants and pre-booking and pre-selling additional onboard activities. In addition, Norwegian Epic and Norwegian Breakaway have created additional onboard revenue opportunities based on our premium entertainment offerings.

Brand Expansion Through Disciplined Newbuild Program

Norwegian Getaway is under construction with Meyer Werft and is scheduled for delivery in January 2014. This ship will be approximately 144,000 Gross Tons with 4,000 Berths at an aggregate cost of approximately €627.7 million, or $849.1 million based on the euro/U.S. dollar exchange rate as of September 30, 2013. We have export credit financing in place that provides financing for 90% of its contract price.

We also have orders with Meyer Werft for two additional ships for delivery in the fourth quarter of 2015 and the first quarter of 2017. These ships, Norwegian Escape and Norwegian Bliss, will be the largest in our fleet at approximately 163,000 Gross Tons with 4,200 Berths each and will be similar in design and innovation to our Breakaway Class Ships. The combined contract cost of these two additional ships is approximately €1.4 billion, or $1.9 billion based on the euro/U.S. dollar exchange rate as of September 30, 2013. We have export credit financing in place that provides financing for 80% of their contract price.

We believe that these ships will allow us to continue to expand the reach of our brand while driving shareholder value by positioning our Company for accelerated growth with an optimized return on invested capital.

Improve Operating Efficiency and Lower Costs

We are continually focused on driving financial improvement through a variety of business improvement initiatives. These initiatives are focused on reducing costs while at the same time improving the overall product we deliver to our guests. Since the beginning of 2008, we have significantly reduced our operating cost base through various programs including contract renegotiations, overhead rationalization, and fuel consumption reduction initiatives. We hedge our fuel purchases in order to provide greater visibility of our fuel expense. As of September 30, 2013, we had hedged approximately 93%, 64%, 51% and 15% of our 2013, 2014, 2015 and 2016 projected metric tons of fuel purchases, respectively. We have also reduced our maintenance expense as a result of our fleet renewal program, as younger, more modern ships are typically less costly to maintain than older ships. Adjusted EBITDA grew to $626.6 million for the twelve months ended September 30, 2013, from $332.3 million for the year ended 2009 with an increase in Adjusted EBITDA Margin to 25.3% from 17.9%, respectively, (we refer you to note 5 under “—Summary Consolidated Financial Data” for a calculation of Adjusted EBITDA). In addition, we expect the economies of scale from Norwegian Breakaway, Norwegian Getaway and the Breakaway Plus Class Ships to drive further operating efficiencies over the long term.

Expand and Strengthen Our Product Distribution Channels

As part of our growth strategy, we are continually looking for ways to deepen and expand our customer sales channels. We continue to invest in our brand by enhancing our website and our reservation department where our travel agents and guests have the ability to book cruise vacations. We also restructured our sales and marketing organization, which included the recruiting of a new executive leadership team, to provide better focus on distribution through our primary channels: “Retail/Travel Agent,” “International,” and “Meetings, Incentives and Charters.”

•	Retail/Travel Agent. We introduced our “Partners First” program, in which we have invested in travel partners’ success with additional booking technology improvements and new marketing tools, improved communication and cooperative marketing initiatives. We also have implemented close to 100 individual projects specifically designed to improve our efficiency with the travel agency channels and our guests, ranging from more timely commission payments to aggressive call center quality monitoring. We restructured our travel agent sales force with specific expertise and we also have gained access to a significantly larger number of travel partners through an outbound call center based in our Miami headquarters. We believe that our travel agent partners have witnessed a material improvement in our business practices and overall communication.

•	International. We have an international sales presence in Europe and representatives covering Latin America, Australia and Asia. We are primarily focused on increasing our business in the European market, which has grown significantly in recent years but remains under-penetrated. In Europe, we offer local itineraries year-round and our “Freestyle Cruising” has been well received. We expanded our sales force in Europe which allows us to develop our distribution in Europe in a manner similar to our U.S. operation. In support of this European strategy, we deployed Norwegian Epic in Europe for an extended summer season in 2013. We are forging a closer distribution partnership with Genting HK to develop product distribution across the Asia Pacific region.

•	Meetings, Incentives and Charters. This channel focuses on full ship Charters as well as corporate meeting and incentive travel. These sales often have very long lead times and can fill a significant portion of the ship’s capacity, or even an entire sailing, in one transaction. In addition, this channel strengthens base-loading, which allows us to fill our ships earlier, rather than discounting close to sailing dates, in order to achieve our targeted Occupancy Percentages. In addition, we acquired Sixthman, a company specializing in developing and delivering music-oriented charters, including productions from KISS, Kid Rock and the Cayamo festival, a cruise featuring a wide variety of popular and emerging songwriters.

Across every distribution channel we are undertaking a major effort to grow demand with a targeted sales and marketing program for our premium stateroom categories, including our balcony and other premium stateroom categories, with a particular emphasis on our suites and The Haven, which have increased as a percentage of our total inventory as a result of our fleet renewal.

Our Fleet

Our ships are purpose-built ships that enable us to provide our guests with the ultimate “Freestyle Cruising” experience. Our ships have state-of-the-art passenger amenities, including up to 28 dining options together with hundreds of private balcony staterooms on each ship. As of September 30, 2013, 51% of our staterooms have private balconies representing a higher mix of outside staterooms with balconies than the other contemporary brands. Private balcony staterooms are very popular with guests and offer the opportunity for increased revenue by allowing us to charge a premium. Six of our ships offer accommodations in The Haven, with suites up to 570 square feet, which provide personal butler service and exclusive access to a private courtyard area with private pool, sundecks, hot tubs, and fitness center. In addition, six of our ships have luxury garden suites with up to 6,694 square feet, making them the largest accommodations at sea. These luxury garden suites offer three separate bedroom areas, spacious living and dining room areas, as well as 24-hour, on call butler and concierge service.

We place the utmost importance on the safety of our guests and crew. Every crew member is well trained in the Company’s stringent safety protocols and participates in weekly safety drills onboard every one of our ships. In addition, our ships utilize operational closed circuit television systems, and we use an advanced, intranet-based Safety and Environmental Management System (“SEMS”) for shipboard and shoreside procedures and self-improvement standards.

Our new ships on order are the next-generation of “Freestyle Cruising” ships and include some of the most popular elements of our recently delivered ships together with new and differentiated features. One such feature is The Haven, which consists of luxury suites included on our Jewel Class Ships, as well as Norwegian Epic and Norwegian Breakaway. We are also introducing The Waterfront, a quarter-mile oceanfront boardwalk which creates outdoor seating areas for many dining venues and lounges. The centrally located “678 Ocean Place” connects three entire decks of daytime and nighttime entertainment.

Continuing our tradition of new product development and the extension of the Norwegian Cruise Line brand, Norwegian Breakaway offers our guests many of the popular entertainment venues of Norwegian Epic such as the dueling pianos of “Howl at the Moon” and new jazz and blues venues, and also features the 80’s-inspired rock musical “Rock of Ages,” ballroom dance experience “Burn the Floor” and “Cirque Dreams & Dinner Jungle Fantasy.” Norwegian Breakaway homeports year-round in New York City with many elements of New York incorporated into its offerings.

The hull art design is by famed New York artist Peter Max, New York-based celebrity chef Geoffrey Zakarian has created our first seafood-centric dining venue, “Ocean Blue by Geoffrey Zakarian” and Master Baker Buddy Valastro of the popular TLC Series “Cake Boss,” opened an extension of Carlo’s Bake Shop onboard. The Radio City Rockettes® christened Norwegian Breakaway and an exhibit showcasing the Rockettes is integrated into the ship. This relationship also includes two Rockettes sailing on select voyages and offering special fitness classes and photo opportunities. Continuing our commitment to Miami, Norwegian Getaway, sister ship to Norwegian Breakaway, with hull artwork designed by Miami artist David “LEBO” LeBatard, will homeport year-round in Miami along with Norwegian Sky.

Our Sponsors

Apollo

Apollo is a leading global alternative investment manager with offices in New York, Los Angeles, Houston, London, Frankfurt, Luxembourg, Singapore, Hong Kong and Mumbai. As of September 30, 2013, Apollo had assets under management of $112.7 billion invested in its private equity, capital markets and real estate businesses. Apollo owns a controlling interest in Prestige Cruises International, Inc. which operates through two distinct upscale cruise brands, Oceania Cruises and Regent Seven Seas Cruises. Investment funds managed by Apollo also have current and past investments in other travel and leisure companies, including Caesars Entertainment, Great Wolf Resorts, Vail Resorts, AMC Entertainment, Wyndham International and other hotel properties.

TPG

TPG is a leading global private investment firm founded in 1992 with $55.3 billion of assets under management and offices in San Francisco, Fort Worth, Austin, Beijing, Chongqing, Hong Kong, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, Paris, São Paulo, Shanghai, Singapore and Tokyo. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings.

Genting HK

Genting HK was founded in 1993 and through its subsidiary, Star Cruises Asia Holding Ltd., operates a leading cruise line in the Asia-Pacific region. Its headquarters are located in Hong Kong and it is represented in more than 20 locations worldwide, with offices and representatives in Asia, Australia, Europe, United Arab Emirates and the U.S. Genting HK currently has a fleet of six ships, which offer various cruise itineraries in the Asia Pacific region.

Corporate Reorganization

In February 2011, NCLH, a Bermuda limited company, was formed with the issuance to the Sponsors of, in aggregate, 10,000 ordinary shares, with a par value of $.001 per share. On January 24, 2013, NCLH completed the IPO. In connection with the consummation of the IPO, the Sponsors’ ordinary shares in NCLC were exchanged for the ordinary shares of NCLH, and NCLH became the owner of 100% of the ordinary shares (representing a 97.7% economic interest as of September 30, 2013) and parent company of NCLC (the “Corporate Reorganization”). The Corporate Reorganization was effected solely for the purpose of reorganizing our corporate structure. NCLH had not prior to the completion of the Corporate Reorganization conducted any activities other than those incidental to the formation and to preparations for the Corporate Reorganization and IPO.

NCLC is treated as a partnership for U.S. federal income tax purposes, and the terms of the partnership (including the economic rights with respect thereto) are set forth in an amended and restated tax agreement for NCLC. Economic interests in NCLC are represented by the partnership interests established under the tax agreement, which we refer to as “NCL Corporation Units.” The NCL Corporation Units held by NCLH (as a result of its ownership of 100% of the ordinary shares of NCLC) represent a 97.7% economic interest in NCLC as of September 30, 2013.

In connection with the Corporate Reorganization, NCLC’s outstanding profits interests granted under the Profits Sharing Agreement to management (or former management) of NCLC, including the Ordinary Profits Units described below in “Compensation Discussion and Analysis,” were exchanged for an economically equivalent number of NCL Corporation Units. We refer to the NCL Corporation Units exchanged for profits interests granted under the Profits Sharing Agreement as Management NCL Corporation Units. The Management NCL Corporation Units received upon the exchange of outstanding profits interests are subject to the same time-based vesting requirements and performance-based vesting requirements applicable to the profits interests for which they were exchanged. The Management NCL Corporation Units issued in exchange for the profits interests represent a 2.3% economic interest in NCLC as of September 30, 2013.

NCL Corporation Units are not transferrable without NCLH’s prior consent and do not entitle the holders to any voting, pre-emptive, or sinking fund rights. Any distributions (other than the tax distributions described below) made by NCLC are allocated on a pro rata basis to NCLH and the holders of the Management NCL Corporation Units, based upon the total number of NCL Corporation Units (including Management NCL Corporation Units) outstanding. Distributions by NCLC to NCLH or holders of Management NCL Corporation Units do not entitle holders of ordinary shares of NCLH to any portion of such distribution or to any additional distribution by NCLH.

NCLC does not have any current plans to make any distributions, other than tax distributions which may occur in the future. To the extent funds are legally available, NCLC will make cash distributions, which we refer to as “tax distributions,” to holders of the NCL Corporation Units (including the Management NCL Corporation Units) if ownership of the NCL Corporation Units gives rise to U.S. taxable income for the holder. The U.S. taxable income attributable to NCLH’s ownership of NCL Corporation Units may be different from the relative U.S. taxable income attributable to the Management NCL Corporation Units. In that case, tax distributions may be made on a non-pro rata basis with the holders of Management NCL Corporation Units possibly receiving relative tax distributions greater than the tax distributions received by NCLH.

Holders of NCL Corporation Units (including the Management NCL Corporation Units prior to exchange for ordinary shares of NCLH, as described below) may be entitled to recover on account of the economic interest represented by those units in a bankruptcy or other insolvency event of NCLC or NCLH (even if NCLH incurs debt or other claims that are senior to its ordinary shares). In contrast, the rights of the holders of NCLH’s ordinary shares will be potentially junior to the debt or senior claims (if any) incurred by NCLH in a bankruptcy or other insolvency event. In this respect, the NCL Corporation Units (including the Management NCL Corporation Units) may be considered, in some cases, to be potentially structurally superior to those of the holders of ordinary shares of NCLH in a bankruptcy or other insolvency event for NCLH and NCLC.

Subject to certain procedures and restrictions (including the vesting schedules applicable to the Management NCL Corporation Units and any applicable legal and contractual restrictions), each holder of Management NCL Corporation Units has the right to cause NCLC and NCLH to exchange the holder’s Management NCL Corporation Units for ordinary shares of NCLH at an exchange rate equal to one ordinary share for every Management NCL Corporation Unit (or, at NCLC’s election, a cash payment equal to the value of the exchanged Management NCL Corporation Units), subject to customary adjustments for stock splits, subdivisions, combinations and similar extraordinary events. Any non-pro rata tax distributions made to a Management NCL Corporation Unit holder will reduce the amount of NCLH’s ordinary shares (or cash) that the holder would otherwise receive upon exchange. The exchange right described above is subject to (i) the filing and effectiveness of an applicable registration statement by NCLH that, in its determination, contains all the information which is required to effect a registered sale of its ordinary shares and (ii) all applicable legal and contractual restrictions. NCLH has reserved for issuance a number of its ordinary shares corresponding to the number of Management NCL Corporation Units to be outstanding. On August 19, 2013, NCLH filed a registration statement with the SEC, which is effective, to register on a continuous basis the issuance of the ordinary shares to be received by the holders of Management NCL Corporation Units who elected or will elect to exchange.

When any holder of a Management NCL Corporation Unit exchanges such unit for one of NCLH’s ordinary shares (or a cash payment equal to the value of one of such ordinary shares), the relative economic interests of the exchanging NCL Corporation Unit holder and the holders of ordinary shares of NCLH will not be altered. No new NCLC profits interests or Management NCL Corporation Units will be issued; however, NCLH has granted, and expects to continue to grant, options to acquire its ordinary shares to our management team under its new long-term incentive plan.

As a result of the Corporate Reorganization, a non-controlling interest was created within NCLH and NCLH’s financial statements and financial results will differ from NCLC’s in certain respects.

See also “Management,” “Principal and Selling Shareholders,” “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement” and “Certain Relationships and Related Party Transactions—Tax Agreement and Exchange Agreement.”

Corporate Information

We are incorporated under the laws of Bermuda. Our registered offices are located at Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda. Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida 33126. Our telephone number is (305) 436-4000. Our website is located at www.investor.ncl.com. The information that appears on our websites is not part of, and is not incorporated by reference into this prospectus. Daniel S. Farkas, the Company’s Senior Vice President and General Counsel, is our agent for service of process at our principal executive offices.

The Offering

Ordinary shares offered by the Selling
Shareholders	22,000,000

Ordinary shares to be outstanding
immediately after this offering	205,147,741. The ordinary shares of NCLC owned by NCLH represent a 97.7% economic interest in NCLC as of September 30, 2013.

Ordinary shares to be outstanding after this offering do not include ordinary shares issuable upon exchange of 4,721,472 outstanding Management NCL Corporation Units or ordinary shares issuable upon exercise of options granted to our management team or available for future awards under our long-term incentive plan. See “—Corporate Reorganization” and “Shares Eligible for Future Sale.”

Our bye-laws provide that no one person or group of related persons, other than Apollo Funds, the TPG Viking Funds and Genting HK, may own, or be deemed to own more than 4.9% of our ordinary shares, whether measured by vote, value or number, unless such ownership is approved by our Board of Directors. See “Description of Share Capital—Ordinary Shares—Transfer Restrictions.”

Underwriters’ option to purchase
additional shares	The underwriters have an option for a period of 30 days to purchase an aggregate of up to 3,300,000 additional ordinary shares from the Selling Shareholders.

Use of proceeds	The Selling Shareholders will receive all of the net proceeds, after underwriting discounts and commissions, from the sale of the ordinary shares offered hereby. We will not receive any proceeds from this offering.

Listing	Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “NCLH.”

Dividend policy

We have not paid any dividends since the IPO and do not anticipate paying any dividends in the foreseeable future. Our debt agreements, among other things, restrict our ability to pay cash dividends to our shareholders. In addition, any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, business opportunities, contractual restrictions, restrictions imposed by applicable law and other factors that our Board of Directors deems relevant. See “Dividend Policy.”

Voting rights	Each of our ordinary shares entitles its holder to one vote on all matters to be voted on by shareholders generally. Following this offering, our public shareholders will have approximately 35.7% of the voting power of NCLH (or approximately 37.3% if the underwriters exercise in full their option to purchase additional ordinary shares from the Selling Shareholders) and Genting HK, the Apollo Funds and the TPG Viking Funds, who are contractually bound by the terms of the Shareholders’ Agreement (as defined elsewhere in this prospectus) with respect to the exercise of their voting rights in certain matters, will have approximately 64.3% of the voting power of NCLH (or approximately 62.7% if the underwriters exercise in full their option to purchase additional ordinary shares from the Selling Shareholders). See “Description of Share Capital—Ordinary Shares—Transfer Restrictions.”

Management NCL Corporation Units to
be outstanding after this offering	There will be 4,721,472 Management NCL Corporation Units outstanding after this offering. As of September 30, 2013, there were an aggregate of 4,756,151 outstanding Management Corporation Units, which represent a 2.3% economic interest in NCLC. Subject to certain procedures and restrictions, the Management NCL Corporation Units may be exchanged for ordinary shares of NCLH on a one-to-one basis. See “—Corporate Reorganization.”

Except as otherwise indicated, the information in this prospectus with respect to the economic interest in NCLC represented by the NCL Corporation Units assumes that all Management NCL Corporation Units vest in accordance with their terms.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page 20 of this prospectus and all other information set forth in this prospectus before investing in our ordinary shares.

Tax considerations	See “Material U.S. Federal Income Tax Considerations,” “Material Bermuda Tax Considerations” and “Business—Taxation” for more information regarding tax considerations.

Summary Consolidated Financial Data

The summary consolidated financial and operating data presented in the tables below should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In the table below, the consolidated balance sheets as of December 31, 2012, 2011 and 2010 and the related consolidated statements of operations and of cash flows for each of the three years in the period ended December 31, 2012 have been derived from our financial statements included elsewhere in this prospectus, with the exception of the consolidated balance sheet as of December 31, 2010. In addition, the consolidated balance sheets as of September 30, 2013 and September 30, 2012 and the related consolidated statements of operations and of cash flows for each of the nine month periods ended September 30, 2013 and 2012 and the notes thereto have been derived from our unaudited financial statements also appearing herein, with the exception of the consolidated balance sheet as of September 30, 2012 which is not included. The data as of and for the nine months ended September 30, 2013, in the opinion of management, contain all normal recurring adjustments necessary for a fair statement of the results for the unaudited interim periods. Our financial data (unaudited) is also presented for the twelve months ended September 30, 2013. Historical results are not necessarily indicative of results that may be expected for any future period.

	Twelve Months Ended September 30,	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except per share data)	2013	2013	2012	2012	2011	2010
Statement of operations data:
Revenue
Passenger ticket	$1,747,162	$1,400,470	$1,257,871	$1,604,563	$1,563,363	$1,411,785
Onboard and other	725,958	569,479	515,204	671,683	655,961	600,343

Total revenue	2,473,120	1,969,949	1,773,075	2,276,246	2,219,324	2,012,128

Cruise operating expense
Commissions, transportation and other	436,541	347,650	321,640	410,531	410,709	379,532
Onboard and other	190,496	153,431	136,851	173,916	169,329	153,137
Payroll and related	319,919	247,543	220,683	293,059	290,822	265,390
Fuel	302,050	225,115	206,743	283,678	243,503	207,210
Food	131,876	101,232	95,163	125,807	124,933	114,064
Other	203,582	164,899	152,759	191,442	228,580	227,843

Total cruise operating expense	1,584,464	1,239,870	1,133,839	1,478,433	1,467,876	1,347,176

Other operating expense
Marketing, general and administrative	297,358	236,923	190,748	251,183	251,351	264,152
Depreciation and amortization	207,336	158,699	140,900	189,537	183,985	170,191

Total other operating expense	504,694	395,622	331,648	440,720	435,336	434,343

Operating income	383,962	334,457	307,588	357,093	316,112	230,609

Non-operating income (expense)
Interest expense, net(1)	(305,628)	(257,969)	(142,271)	(189,930)	(190,187)	(173,672)
Other income (expense)(2)	537	1,168	2,730	2,099	2,634	(33,815)

Total non-operating income (expense)	(305,091)	(256,801)	(139,541)	(187,831)	(187,553)	(207,487)

Net income before taxes	78,871	77,656	168,047	169,262	128,559	23,122
Income tax expense	(11,339)	(11,177)	(544)	(706)	(1,700)	(136)

Net income	67,532	66,479	167,503	168,556	126,859	22,986
Net income attributable to non-controlling interest	857	857	—	—	—	—

Net income attributable to Norwegian Cruise Line Holdings Ltd.	$66,675	$65,622	$167,503	$168,556	$126,859	$22,986

Earnings per share as reported
Basic	$0.34	$0.32	$0.94	$0.95	$0.71	$0.13

Diluted	$0.34	$0.32	$0.94	$0.94	$0.71	$0.13

	As of or for the Twelve Months Ended September 30,	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
(in thousands of dollars, except Adjusted EPS and Other data)	2013	2013	2012	2012	2011	2010
Balance sheet data: (at end of period)
Cash and cash equivalents	56,960	56,960	68,694	45,500	58,926	55,047
Advance ticket sales	434,541	434,541	378,240	353,793	325,472	294,180
Total assets	6,605,549	6,605,549	5,892,643	5,938,427	5,562,411	5,572,371
Total debt	3,113,041	3,113,041	2,910,898	2,985,353	3,038,081	3,204,085
Total liabilities	4,030,661	4,030,661	3,881,131	3,919,643	3,717,948	3,831,845
Total shareholders’ equity	2,574,888	2,574,888	2,011,512	2,018,784	1,844,463	1,740,526
Cash flow data:
Net cash provided by operating activities	420,414	398,343	376,523	398,594	356,990	430,423
Net cash used in investing activities	(909,750)	(835,765)	(229,855)	(303,840)	(184,797)	(977,466)
Net cash provided by (used in) financing activities	477,602	448,882	(136,900)	(108,180)	(168,314)	551,938
Other financial measures:(3)
Ship Contribution(4)	888,656	730,079	639,236	797,813	751,448	664,952
Adjusted EBITDA(5)	626,589	523,129	452,174	555,634	506,039	405,113
Adjusted Net Income(6)	256,369	255,316	167,503	168,556	126,859	22,986
Adjusted EPS(6)	1.27	1.22	0.94	0.94	0.71	0.13
Adjusted Net Cruise Cost Excluding Fuel(7)	925,428	723,290	659,353	861,491	895,686	871,449
Capital Expenditures—Other	122,320	92,469	82,480	112,331	77,345	60,293
Capital Expenditures—Newbuild	787,430	743,296	147,375	191,509	107,452	917,173
Other data:(8)
Passenger Cruise Days	10,928,674	8,461,719	7,865,959	10,332,914	10,227,438	9,559,049
Capacity Days	10,111,121	7,700,482	7,192,091	9,602,730	9,454,570	8,790,980
Load Factor	108.1%	109.9%	109.4%	107.6%	108.2%	108.7%
Gross Yield(3)	$244.59	$255.82	$246.53	$237.04	$234.74	$228.89
Net Yield(3)	$182.58	$190.75	$182.78	$176.18	$173.39	$168.29

(1)	In 2013, includes $160.6 million of expenses associated with debt prepayments.
(2)	In 2010, a loss of $33.1 million was recorded primarily due to losses on foreign exchange contracts associated with the financing of Norwegian Epic.
(3)	We use certain non-GAAP financial measures, such as Ship Contribution, Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, Adjusted Net Cruise Cost Excluding Fuel, Net Revenue, Gross Yield and Net Yield to enable us to analyze our performance. We utilize these financial measures to manage our business on a day-to-day basis and believe that they are the most relevant measures of our performance. You are encouraged to evaluate each adjustment used in calculating our non-GAAP financial measures and the reasons we consider our non-GAAP financial measures appropriate for supplemental analysis. In evaluating our non-GAAP financial measures, you should be aware that in the future we may incur expenses similar to the adjustments in our presentation. Our non-GAAP financial measures have limitations as analytical tools, and you should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP. Our presentation of our non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our use of non-GAAP financial measures may not be comparable to other companies within our industry. We refer you to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”
(4)	The following table is a reconciliation of total revenue to Ship Contribution:

	Twelve Months Ended September 30,	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2013	2013	2012	2012	2011	2010
Total revenue	$2,473,120	$1,969,949	$1,773,075	$2,276,246	$2,219,324	$2,012,128
Less:
Total Cruise Operating Expense	1,584,464	1,239,870	1,133,839	1,478,433	1,467,876	1,347,176

Ship Contribution	$888,656	$730,079	$639,236	$797,813	$751,448	$664,952

(5)

We believe that Adjusted EBITDA is appropriate as a supplemental financial measure as it is used by management to assess operating performance, is a factor in the evaluation of the performance of management and is the primary metric used in determining the Company’s performance incentive bonus paid to its employees. We believe that Adjusted EBITDA is a useful measure in determining the Company’s performance as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, marketing, general and administrative expense and other operating income and expense. Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments.

EBITDA and Adjusted EBITDA were calculated as follows:

	Twelve Months Ended September 30,	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2013	2013	2012	2012	2011	2010
Net income attributable to Norwegian Cruise Line Holdings Ltd.	$66,675	$65,622	$167,503	$168,556	$126,859	$22,986
Interest expense, net	305,628	257,969	142,271	189,930	190,187	173,672
Income tax expense	11,339	11,177	544	706	1,700	136
Depreciation and amortization expense	207,336	158,699	140,900	189,537	183,985	170,191

EBITDA	590,978	493,467	451,218	548,729	502,731	366,985
Net income attributed to non-controlling interest	857	857	—	—	—	—
Other (income) expense(a)	(537)	(1,168)	(2,730)	(2,099)	(2,634)	33,815
Non-cash compensation and other(b)	16,764	11,446	3,686	9,004	5,942	4,313
Non-cash share-based compensation related to IPO	18,527	18,527	—	—	—	—

Adjusted EBITDA	$626,589	$523,129	$452,174	$555,634	$506,039	$405,113

(a)	Includes (gains)/losses on foreign currency, debt translation and derivatives and other (income) expense.
(b)	Consists of non-cash compensation, expenses incurred from changes in corporate entity structure and a secondary equity offering in the third quarter of 2013 and other supplemental adjustments.

(6)	Adjusted Net Income and Adjusted EPS are supplemental financial measures used to demonstrate GAAP net income and EPS excluding certain charges. We use Adjusted Net Income and Adjusted EPS as key performance measures of our earnings performance, and we believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting and analyzing future periods. These non-GAAP financial measures also facilitate management’s internal comparison to our historical performance. These charges vary from period to period; thus, our presentation of Adjusted Net Income and Adjusted EPS may not be indicative of future adjustments or results.

Adjusted Net Income and Adjusted EPS were calculated as follows:

	Twelve Months Ended September 30,	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except share data and per share data):	2013	2013	2012	2012	2011	2010
Net income attributable to Norwegian Cruise Line Holdings Ltd.	$66,675	$65,622	$167,503	$168,556	$126,859	$22,986
Net income attributable to non-controlling interest	857	857	—	—	—	—

Net income	67,532	66,479	167,503	168,556	126,859	22,986
Non-cash compensation	4,566	4,566	—	—	—	—
Non-cash share-based compensation related to IPO	18,527	18,527	—	—	—	—
Expenses related to debt prepayments(a)	160,573	160,573	—	—	—	—
Other(b)	5,171	5,171	—	—	—	—

Adjusted Net Income	$256,369	$255,316	$167,503	$168,556	$126,859	$22,986

Diluted weighted-average shares outstanding—Net income	201,242,935	208,673,608	178,986,504	179,023,683	178,859,720	178,461,210

Diluted earnings per share(c)	$0.34	$0.32	$0.94	$0.94	$0.71	$0.13

Adjusted EPS	$1.27	$1.22	$0.94	$0.94	$0.71	$0.13

(a)	Consists of premiums, write-offs of deferred fees and other expenses related to prepayments of debt.
(b)	Expenses incurred from changes in corporate entity structure and a secondary equity offering in the third quarter of 2013.
(c)	Diluted earnings per share is computed by dividing net income by diluted weighted-average shares outstanding.

(7)	In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Adjusted Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance.

Gross Cruise Cost, Net Cruise Cost, Net Cruise Cost Excluding Fuel and Adjusted Net Cruise Cost Excluding Fuel were calculated as follows:

	Twelve Months Ended September 30,	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except Capacity Days and per Capacity Day data):	2013	2013	2012	2012	2011	2010
Total cruise operating expense	$1,584,464	$1,239,870	$1,133,839	$1,478,433	$1,467,876	$1,347,176
Marketing, general and administrative expense	297,358	236,923	190,748	251,183	251,351	264,152

Gross Cruise Cost	1,881,822	1,476,793	1,324,587	1,729,616	1,719,227	1,611,328
Less:
Commissions, transportation and other expense	436,541	347,650	321,640	410,531	410,709	379,532
Onboard and other expense	190,496	153,431	136,851	173,916	169,329	153,137

Net Cruise Cost	1,254,785	975,712	866,096	1,145,169	1,139,189	1,078,659
Less: Fuel expense	302,050	225,115	206,743	283,678	243,503	207,210

Net Cruise Cost Excluding Fuel	952,735	750,597	659,353	861,491	895,686	871,449
Less: Other(a)	27,307	27,307	—	—	—	—

Adjusted Net Cruise Cost Excluding Fuel	$925,428	$723,290	$659,353	$861,491	$895,686	$871,449

Capacity Days	10,111,121	7,700,482	7,192,091	9,602,730	9,454,570	8,790,980
Gross Cruise Cost per Capacity Day	$186.11	$191.78	$184.17	$180.12	$181.84	$183.29
Net Cruise Cost per Capacity Day	$124.10	$126.71	$120.42	$119.25	$120.49	$122.70
Net Cruise Cost Excluding Fuel per Capacity Day	$94.23	$97.47	$91.68	$89.71	$94.74	$99.13
Adjusted Net Cruise Cost Excluding Fuel per Capacity Day	$91.53	$93.93	$91.68	$89.71	$94.74	$99.13

(a)	Consists of non-cash share-based compensation related to the IPO and other supplemental adjustments.

(8)	We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs.

Net Revenue, Gross Yield and Net Yield were calculated as follows:

	Twelve Months Ended September 30,	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except Capacity Days and Yield data):	2013	2013	2012	2012	2011	2010
Passenger ticket revenue	$1,747,162	$1,400,470	$1,257,871	$1,604,563	$1,563,363	$1,411,785
Onboard and other revenue	725,958	569,479	515,204	671,683	655,961	600,343

Total revenue	2,473,120	1,969,949	1,773,075	2,276,246	2,219,324	2,012,128
Less:
Commissions, transportation and other expense	436,541	347,650	321,640	410,531	410,709	379,532
Onboard and other expense	190,496	153,431	136,851	173,916	169,329	153,137

Net Revenue	$1,846,083	$1,468,868	$1,314,584	$1,691,799	$1,639,286	$1,479,459

Capacity Days	10,111,121	7,700,482	7,192,091	9,602,730	9,454,570	8,790,980
Gross Yield	$244.59	$255.82	$246.53	$237.04	$234.74	$228.89
Net Yield	$182.58	$190.75	$182.78	$176.18	$173.39	$168.29

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating us and our business before purchasing our ordinary shares. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the value of our ordinary shares could decline and you may lose all or part of your original investment. In connection with the forward-looking cautionary statements that appear in this prospectus, you should also carefully review the cautionary statement referred to under “Cautionary Statement Concerning Forward-Looking Statements.”

Risk factors related to our business

The specific risk factors set forth below, as well as the other information contained in this prospectus, could cause our actual results to differ from our expected or historical results and individually or any combination thereof could adversely affect our financial position and results of operations.

The adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, fuel price increases, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence.

The demand for cruises is affected by international, national and local economic conditions. Adverse changes in the perceived or actual economic climate, such as higher fuel prices, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of discretionary income or consumer confidence in the countries from which we source our guests. For example, the worldwide economic downturn has had an adverse effect on consumer confidence and discretionary income resulting in decreased demand and price discounting. We cannot predict the duration or magnitude of this downturn or the timing or strength of economic recovery. If the downturn continues for an extended period of time or worsens, we could experience a prolonged period of decreased demand and price discounting. In addition, the economic downturn has and may continue to adversely impact our suppliers, which can result in disruptions in service and financial losses.

An increase in cruise capacity.

Historically, cruise capacity has grown to meet the growth in demand. According to CLIA, cruise capacity, in terms of Berths, has increased from 2000 through 2012 at a compound annual growth rate of 6.2%. CLIA estimates that between 2013 and 2016, the North America based CLIA member line fleet will increase by approximately 29 ships, representing a compound annual capacity growth of 3.4%. In order to profitably utilize this new capacity, the cruise industry will likely need to improve its percentage share of the U.S. population who has cruised at least once, which is approximately 24%, according to CLIA. If there is an industry-wide increase in capacity without a corresponding increase in public demand, we, as well as the entire cruise industry, could experience reduced occupancy rates and/or be forced to discount our prices. In addition, increased cruise capacity could impact our ability to retain and attract qualified shipboard employees, including officers, at competitive levels and, therefore, increase our shipboard employee costs.

We face intense competition from other cruise companies as well as non-cruise vacation alternatives and we may not be able to compete effectively.

We face intense competition from other cruise companies, primarily the other Major North American Cruise Brands, which together comprise approximately 90% of the North American cruise market as measured by total Berths. These brands include Carnival Cruise Lines and Royal Caribbean International in the contemporary segment and Holland America, Princess Cruises and Celebrity Cruises in the premium segment. As of September 30, 2013, Norwegian Cruise Line accounted for approximately 13% of the Major North American Cruise Brands’ capacity in terms of Berths. We compete against all of these operators principally on the quality of our ships, our differentiated product offering, selection of our itineraries and value proposition of our cruises. We also face competition for many itineraries from other cruise operators as well as competition from non-cruise vacation alternatives. In the event we do not compete effectively, our business could be adversely affected.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments.

We are highly leveraged with a high level of variable rate debt, and our level of indebtedness could limit cash flow available for our operations and could adversely affect our financial condition, operations, prospects and flexibility. As of September 30, 2013, we had approximately $3.1 billion of total debt. See “Capitalization.” Our substantial indebtedness could:

•	limit our ability to borrow money for our working capital, capital expenditures, development projects, debt service requirements, strategic initiatives or other purposes;

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness thereby reducing funds available to us for other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	make us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	make us more vulnerable to downturns in our business or the economy;

•	restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;

•	restrict us from taking certain actions by means of restrictive covenants;

•	make our credit card processors seek more restrictive terms in respect of our credit card arrangements; and

•	expose us to the risk of increased interest rates as certain of our borrowings are at a variable rate of interest.

Based on our September 30, 2013 outstanding variable rate debt balance, a one percentage point increase in the LIBOR interest rates would increase our annual interest expense by approximately $18.9 million, excluding the effects of capitalization of interest. In addition, future financings we may undertake may also provide for rates that fluctuate with prevailing interest rates.

Increases in fuel prices and/or other cruise operating costs.

Fuel expense accounted for 19.2% of our total cruise operating expense in 2012, 16.6% in 2011 and 15.4% in 2010. Future increases in the cost of fuel globally would increase the cost of our cruise ship operations. In addition, we could experience increases in other cruise operating costs, due to market forces and economic or political instability beyond our control.

Conducting business internationally may result in increased costs and risks.

We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks, including political risks, risks of increase in duties and taxes, risks relating to anti-bribery laws, as well as changes in laws and policies affecting cruising, vacation or maritime businesses, or governing the operations of foreign-based companies. Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks. Additional risks include interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings.

We have implemented safeguards and policies to prevent violations of various anti-corruption laws that prohibit improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business by our employees and agents. However, our existing safeguards and any future improvements may prove to be less than effective and our employees or agents may engage in conduct for which we might be held responsible. If employees violate our policies or we fail to maintain adequate record-keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions, or severe criminal or civil sanctions and penalties.

The agreements governing our indebtedness contain restrictions that limit our flexibility in operating our business.

The agreements governing our indebtedness contain, and any instruments governing future indebtedness of ours would likely contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions or prohibitions on our ability to, among other things:

•	incur additional debt or issue certain preference shares;

•	pay dividends on or make distributions in respect of our share capital or make other restricted payments, including the ability of NCLC to make distributions or other restricted payments to NCLH;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

We have pledged a significant portion of our assets as collateral under our existing debt agreements. If any of the holders of our indebtedness accelerate the repayment of such indebtedness, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Under our existing debt agreements we are required to satisfy and maintain specified financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control, and there can be no assurance that we will meet those ratios. A failure to comply with the covenants contained in our existing debt agreements could result in an event of default under the agreements, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. In the event of any default under our existing debt agreements, the holders of our indebtedness thereunder:

•	will not be required to lend any additional amounts to us, if applicable;

•	could elect to declare all indebtedness outstanding, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit, if applicable; and/or

•	could require us to apply all of our available cash to repay such indebtedness.

Such actions by the holders of our indebtedness could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the holders of our indebtedness under our Existing Senior Secured Credit Facilities could proceed against the collateral granted to them to secure that indebtedness.

If the indebtedness under our existing debt agreements were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

Despite our substantial indebtedness, we may still be able to incur significantly more debt. This could intensify the risks described above.

We may be able to incur substantial indebtedness at any time in the future. Although the terms of the agreements governing our indebtedness contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful. Our ability to satisfy our debt obligations will depend upon, among other things:

•	our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control; and

•	our future ability to borrow under certain of our Existing Senior Secured Credit Facilities, the availability of which depends on, among other things, our complying with the covenants in such Existing Senior Secured Credit Facilities.

There can be no assurance that our business will generate sufficient cash flow from operations, or that we will be able to draw under certain of our Existing Senior Secured Credit Facilities or otherwise, in an amount sufficient to fund our liquidity needs.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. Neither our Sponsors nor any of their respective affiliates has any continuing obligation to provide us with debt or equity financing.

The impact of volatility and disruptions in the global credit and financial markets may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees.

There can be no assurance that we will be able to borrow additional money on terms as favorable as our current debt, on commercially acceptable terms, or at all. As a result of the global credit crisis, certain financial institutions have filed for bankruptcy, have sold some or all of their assets, or may be looking to enter into a merger or other transaction with another financial institution. Consequently, some of the counterparties under our credit facilities, derivatives, contingent obligations, insurance contracts and new ship progress payment guarantees may be unable to perform their obligations or may breach their obligations to us under our contracts with them, which could include failures of financial institutions to fund required borrowings under our loan agreements and to pay us amounts that may become due under our derivative contracts and other agreements. Also, we may be limited in obtaining funds to pay amounts due to our counterparties under our derivative contracts and to pay amounts that may become due under other agreements. If we were to elect to replace any counterparty for their failure to perform their obligations under such instruments, we would likely incur significant costs to replace the counterparty. Any failure to replace any counterparties under these circumstances may result in additional costs to us or an ineffective instrument.

Terrorist acts, acts of piracy, armed conflict and threats thereof, and other international events impacting the security of travel could adversely affect the demand for cruises.

Past acts of terrorism have had an adverse effect on tourism, travel and the availability of air service and other forms of transportation. The threat or possibility of future terrorist acts, an outbreak of hostilities or armed conflict abroad or the possibility thereof, the issuance of travel advisories by national governments, and other geo-political uncertainties have had in the past and may again in the future have an adverse impact on the demand for cruises and consequently the pricing for cruises. Decreases in demand and reduced pricing in response to such decreased demand would adversely affect our business by reducing our profitability.

We rely on external distribution channels for passenger bookings, and major changes in the availability of external distribution channels could undermine our customer base.

In 2012, the majority of our guests booked their cruises through independent travel agents. In the event that the travel agent distribution channel is adversely impacted by the worldwide economic downturn, or other reason, this could reduce the distribution channels available for us to market and sell our cruises and we could be forced to increase the use of alternative distribution channels.

We rely on scheduled commercial airline services for passenger connections, and increases in the price of, or major changes or reduction in, commercial airline services could undermine our customer base.

A number of our guests depend on scheduled commercial airline services to transport them to ports of embarkation for our cruises. Increases in the price of airfare, due to increases in fuel prices or other factors, would increase the overall vacation cost to our guests and may adversely affect demand for our cruises. Changes in commercial airline services as a result of strikes, weather or other events, or the lack of availability due to schedule changes or a high level of airline bookings could adversely affect our ability to deliver guests to our cruises and/or increase our cruise operating expense.

Any delays in the construction and delivery of a cruise ship.

Delays in the construction, repair, refurbishment and delivery of a cruise ship can occur as a result of events such as insolvency, work stoppages, other labor actions or “force majeure” events experienced by our shipbuilders and other such companies that are beyond our control. Any termination or breach of contract following such an event may result in, among other things, the forfeiture of prior deposits or payments made by us, potential claims and impairment of losses. A significant delay in the delivery of a new ship, or a significant performance deficiency or mechanical failure of a new ship, particularly in light of decreasing availability of Dry-dock facilities, could have an adverse effect on our business.

Future epidemics and viral outbreaks.

Public perception about the safety of travel and adverse publicity related to passenger or crew illness, such as incidents of H1N1, stomach flu, or other contagious diseases, may impact demand for cruises. If any wide-ranging health scare should occur, our business would likely be adversely affected.

The political environment in certain countries where we operate is uncertain and our ability to operate our business as we have in the past may be restricted.

We operate in waters and call at ports throughout the world, including geographic regions that, from time to time, have experienced political and civil unrest as well as insurrection and armed hostilities. Adverse international events could affect demand for cruise products generally and could have an adverse effect on us.

Adverse incidents involving cruise ships.

The operation of cruise ships carries an inherent risk of loss caused by adverse weather conditions, maritime disaster, including, but not limited to, oil spills and other environmental mishaps, fire, mechanical failure, collisions, human error, war, terrorism, piracy, political action, civil unrest and insurrection in various countries and other circumstances or events. Any such event may result in loss of life or property, loss of revenue or increased costs. The operation of cruise ships also involves the risk of other incidents at sea or while in port, including missing guests, inappropriate crew or passenger behavior and onboard crimes, that may bring into question passenger safety, may adversely affect future industry performance and may lead to litigation against us. Although we place passenger safety as the highest priority in the design and operation of our fleet, we have experienced accidents and other incidents involving our cruise ships and there can be no assurance that similar events will not occur in the future. It is possible that we could be forced to cancel a cruise or a series of cruises due to these factors or incur increased port related and other costs resulting from such adverse events. Any such event involving our cruise ships or other passenger cruise ships may adversely affect guests’ perceptions of safety or result in increased governmental or other regulatory oversight. An adverse judgment or settlement in respect of any of the ongoing claims against us may also lead to negative publicity about us. Anything that damages our reputation (whether or not justified), including adverse publicity about passenger safety, could have an adverse impact on demand, which could lead to price discounting and a reduction in our sales.

There can be no assurance that all risks are fully insured against or that any particular claim will be fully paid. Such losses, to the extent they are not adequately covered by contractual remedies or insurance, could affect our financial results. In addition, we have been and continue to be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity coverage for tort liability. Our payment of these calls and increased premiums could result in significant expenses to us which could reduce our cash flows. If we were to sustain significant losses in the future, our ability to obtain insurance coverage or coverage at commercially reasonable rates could be materially adversely affected.

Breaches in data security or other disturbances to our information technology and other networks could impair our operations and have an adverse impact on our financial results.

The integrity and reliability of our information technology systems and other networks are crucial to our business operations. We have made significant investments in our information technology systems to optimize booking procedures, enhance the marketing power of our website and control costs. Any unauthorized use of our information systems to gain access to sensitive information, corrupt data or create general disturbances in our operations systems could impair our ability to conduct business and damage our reputation. While we have information technology security and recovery plans in place, we cannot completely insulate ourselves from cyber-related risks.

Amendments to the collective bargaining agreements for crew members of our fleet and other employee relation issues may adversely affect our financial results.

Currently, we are a party to six collective bargaining agreements. Three of these agreements were recently renegotiated and are in effect through 2014. Of the three remaining collective bargaining agreements, two are scheduled to expire in 2018 and one is scheduled to expire in 2020. Upon appropriate notice, the agreements may be reopened at certain yearly intervals, and we received notice from two of the parties to reopen wage/benefit negotiations in 2012. These negotiations were completed and effective from April 2012 without material cost to the Company. We also received notice from a third party to reopen wage/benefits negotiations, which was resolved effective July 1, 2013 without material cost to the Company. Any future amendments to such collective bargaining agreements or inability to satisfactorily renegotiate such agreements may increase our labor costs and have a negative impact on our financial condition. In addition, our collective bargaining agreements may not prevent a disruption in work on our ships in the future. Any such disruptions in work could have a material adverse effect on our financial results.

Unavailability of ports of call.

We believe that attractive port destinations are a major reason why guests choose to go on a particular cruise or on a cruise vacation. The availability of ports is affected by a number of factors, including, but not limited to, existing capacity constraints, security concerns, adverse weather conditions and natural disasters, financial limitations on port development, local governmental regulations and local community concerns about port development and other adverse impacts on their communities from additional tourists. Any limitations on the availability of our ports of call could adversely affect our business.

The loss of key personnel or our inability to recruit or retain qualified personnel.

We rely upon the ability, expertise, judgment, discretion, integrity and good faith of our senior management team. Our success is dependent upon our personnel and our ability to recruit and retain high quality employees. We must continue to recruit, retain and motivate management and other employees sufficient to maintain our current business and support our projected growth. The loss of services of any of the key members of our management team could have a material adverse effect on our business. See “Management” for additional information about our management personnel.

The leadership of our President and Chief Executive Officer, Mr. Sheehan, and other executive officers has been a critical element of our success. The death or disability of Mr. Sheehan or other extended or permanent loss of his services, or any negative market or industry perception with respect to him or arising from his loss, could have a material adverse effect on our business. Our other executive officers and other members of senior management have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect us. We are not protected by key man or similar life insurance covering members of our senior management. We have employment agreements with our executive officers, but these agreements do not guarantee that any given executive will remain with us.

We are, and after this offering will continue to be, controlled by a group of shareholders that hold a significant percentage of our ordinary shares and whose interests may not be aligned with ours or our public shareholders.

The majority of our ordinary shares are held by affiliates of Genting HK, the Apollo Funds and the TPG Viking Funds. The Shareholders’ Agreement governing the relationship among those parties gives the Apollo Funds effective control over our affairs and policies, subject to certain limitations. Genting HK and the Apollo Funds also control the election of our Board of Directors, the appointment of management, the entering into of mergers, sales of substantially all of our assets and other material transactions. Immediately after giving effect to this offering, we expect that these shareholders will continue to control a majority of our ordinary shares; specifically, we expect that Genting HK, the Apollo Funds and the TPG Viking Funds will together own approximately 64.3% of our outstanding ordinary shares (without giving effect to the exercise of the underwriters’ option to purchase additional shares). The directors appointed by Genting HK and the Apollo Funds have the authority, on our behalf and subject to the terms of our debt agreements and the Shareholders’ Agreement, to issue additional ordinary shares, implement share repurchase programs, declare dividends, pay advisory fees and make other decisions, and they may have an interest in our doing so.

The interests of Genting HK, the Apollo Funds and the TPG Viking Funds could conflict with our public shareholders’ interests in material respects. Furthermore, Genting HK engages in the cruise industry and leisure, entertainment and hospitality activities and Apollo and TPG are in the business of managing investment funds which make investments in companies and one or more of which has now and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us, as well as businesses that represent major guests of our business. Investment funds managed by Genting HK, Apollo and/or TPG may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our Sponsors continue to control a significant amount of our outstanding ordinary shares, our Sponsors will continue to be able to strongly influence or effectively control our decisions. Additionally, the concentration of ownership held by our Sponsors could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination that you as a shareholder may otherwise view favorably. Certain provisions of our Shareholders’ Agreement may also make it more difficult to reissue additional equity capital in the future, if needed. See “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement.”

Risks related to the regulatory environment in which we operate

Future changes in applicable tax laws, or our inability to take advantage of favorable tax regimes, could increase the amount of taxes we must pay.

We believe and have taken the position that our income that is considered to be derived from the international operation of ships as well as certain income that is considered to be incidental to such income (“shipping income”), is exempt from U.S. federal income taxes under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”), based upon certain assumptions as to shareholdings and other information as more fully described in “Business—Taxation—Exemption of Operating Income from U.S. Federal Income Taxation.” The provisions of Section 883 of the Code are subject to change at any time, possibly with retroactive effect.

We believe and have taken the position that substantially all of our income derived to date from the international operation of ships is properly categorized as shipping income and that we have not had a material amount of non-qualifying income. It is possible, however, that a much larger percentage of our income does not qualify (or will not qualify) as shipping income. Moreover, the exemption for shipping income is only available for years in which we will satisfy complex stock ownership tests under Section 883 of the Code as described in “Business—Taxation—Exemption of Operating Income from U.S. Federal Income Taxation.” There are factual circumstances beyond our control, including changes in the direct and indirect owners of our ordinary shares, that could cause us or our subsidiaries to lose the benefit of this tax exemption. Finally, any changes in our operations could significantly increase our exposure to either the net tax regime or the 4% regime (each as defined in Business—Taxation—Taxation of Operating Income: In General), and we can give no assurances on this matter.

If we or any of our subsidiaries were not to qualify for the exemption under Section 883 of the Code, our or such subsidiary’s U.S.-source income would be subject to either the net tax regime or the 4% regime (each as defined in “Business—Taxation—Taxation of Operating Income: In General”). As of the date of this prospectus, we believe that we and our subsidiaries will satisfy the stock ownership tests imposed under Section 883 and therefore believe that we will qualify for the exemption under Section 883. However, as discussed above, there are factual circumstances beyond our control that could cause us to not meet the stock ownership tests. Therefore, we can give no assurances on this matter now or in the future. See “Business—Taxation—Exemption of Operating Income from U.S. Federal Income Taxation.”

We may be subject to state, local and non-U.S. income or non-income taxes in various jurisdictions, including those in which we transact business, own property or reside. We may be required to file tax returns in some or all of those jurisdictions. Our state, local or non-U.S. tax treatment may not conform to the U.S. federal income tax treatment discussed above. We may be required to pay non-U.S. taxes on dispositions of foreign property or operations involving foreign property that may give rise to non-U.S. income or other tax liabilities in amounts that could be substantial.

The various tax regimes to which we are currently subject result in a relatively low effective tax rate on our worldwide income. These tax regimes, however, are subject to change, possibly with retroactive effect. For example, legislation has recently been proposed that would eliminate the benefits of the exemption from U.S. federal income tax under Section 883 of the Code and subject all or a portion of our shipping income to taxation in the United States. Moreover, we may become subject to new tax regimes and may be unable to take advantage of favorable tax provisions afforded by current or future law.

We are subject to complex laws and regulations, including environmental laws and regulations, which could adversely affect our operations and any changes in the current laws and regulations could lead to increased costs or decreased revenue.

Some environmental groups have lobbied for more extensive oversight of cruise ships and have generated negative publicity about the cruise industry and its environmental impact. Increasingly stringent federal, state, local and international laws and regulations on environmental protection and health and safety of workers could affect our operations. The U.S. Environmental Protection Agency, the IMO (a United Nations agency with responsibility for the safety and security of shipping and the prevention of marine pollution by ships), the Council of the European Union and individual states are considering, as well as implementing, new laws and rules to manage cruise ship waste. In addition, many aspects of the cruise industry are subject to governmental regulation by the U.S. Coast Guard as well as international treaties such as the International Convention for the Safety of Life at Sea (“SOLAS”), an international safety regulation, the International Convention for the Prevention of Pollution from Ships (“MARPOL”), an international environmental regulation, and the Standard of Training Certification and Watchkeeping for Seafarers (“STCW”) and its recently-implemented conventions in ship manning. International regulations regarding ballast water and security levels are currently pending. Additionally, the U.S. and various state and foreign government and regulatory agencies have enacted or are considering new environmental regulations and policies, such as requiring the use of low-sulfur fuels, increasing fuel efficiency requirements and further restricting emissions, including those of green-house gases. Compliance with such laws and regulations may entail significant expenses for ship modification and changes in operating procedures which could adversely impact our operations as well as our competitors’ operations. In 2006, Alaskan voters approved a ballot measure requiring that cruise ships meet Alaska Water Quality Standards (“WQS”). Pursuant to the ballot measure, Alaska approved stringent regulations and required a waste water discharge permit for cruise ships beginning in 2008. Legislation approved in 2009 allowed the state to issue general permits that contain effluent limits or standards that are less stringent than the WQS where the ship is using economically feasible methods of pollution prevention. In 2013, the state extended the permit program, and allowed ship operators to apply for mixing zones in upcoming permits, an option that may ease compliance with certain WQS. The International Labor Organization’s Maritime Labor Convention, 2006 went into force on August 20, 2013 for the first thirty member countries to have ratified the Convention. Countries ratifying more recently will have twelve months after their ratifications are registered before the Convention enters into force. The Convention regulates many aspects of maritime crew labor and impacts the worldwide sourcing of new crewmembers. MARPOL regulations have established special Emission Control Areas (“ECAs”) with stringent limitations on sulfur and nitrogen oxide emissions. Ships operating in designated ECAs (which include the Baltic Sea, the North Sea/English Channel, and many of the waters within 200 nautical miles of the U.S. and Canadian coasts including the Hawaiian Islands; waters surrounding Puerto Rico and the U.S. Virgin Islands will be included as of January 2014) are generally expected to meet the new emissions limits through the use of low-sulfur fuels.

These issues are, and we believe will continue to be, an area of focus by the relevant authorities throughout the world. This could result in the enactment of more stringent regulation of cruise ships that would subject us to increasing compliance costs in the future.

By virtue of our operations in the U.S., the U.S. Federal Maritime Commission (“FMC”) requires us to maintain a third-party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to guests. The FMC has proposed rules that would significantly increase the amount of our required guarantees and accordingly our cost of compliance. There can be no assurance that such an increase in the amount of our guarantees, if required, would be available to us. For additional discussion of the FMC’s proposed requirements, we refer you to “Business—Regulatory Issues.”

In 2007, the state of Alaska implemented taxes, some of which were rolled back in 2010, which have impacted the cruise industry operating in Alaska. It is possible that other states, countries or ports of call that our ships regularly visit may also decide to assess new taxes or fees or change existing taxes or fees specifically applicable to the cruise industry and its employees and/or guests, which could increase our operating costs and/or could decrease the demand for cruises.

Changes in health, safety, security and other regulatory issues.

We are subject to various international, national, state and local health, safety and security laws and regulations. For additional discussion of these requirements, we refer you to “Business—Regulatory Issues.” Changes in existing legislation or regulations and the imposition of new requirements could adversely affect our business.

Implementation of U.S. federal regulations, requiring U.S. citizens to obtain passports for seaborne travel to all foreign destinations, could adversely affect our business. Many cruise guests may not currently have passports or may not obtain a passport card (previously known as the People Access Security Service Card, or PASS Card) as an alternative to a passport. This card was created to meet the documentary requirements of the Western Hemisphere Travel Initiative. Applications for the card have been accepted since February 1, 2008 and the cards were made available to the public beginning in July 2008.

We may become subject to taxes in Bermuda after March 31, 2035, which may have a material adverse effect on our financial results.

Under current Bermuda law, we are not subject to tax on income or capital gains. We have received from the Minister of Finance under The Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. We could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to us. We pay annual Bermuda government fees.

Risk factors related to the offering and to our ordinary shares

The price of our shares may fluctuate substantially, and your investment may decline in value.

The trading price of our ordinary shares could be volatile and subject to wide fluctuations in response to factors, many of which are beyond our control, including those described in this “Risk Factors” section.

Further, the stock markets in general, and the stock exchange and the market for travel and leisure-related companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. We cannot assure you that trading prices and valuations will be sustained. These broad market and industry factors may materially and adversely affect the market price of our ordinary shares, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions in the countries where we operate, such as recession or currency exchange rate fluctuations, may also adversely affect the market price of our ordinary shares. In the past, following periods of volatility in the market price of a company’s securities, that company is often subject to securities class-action litigation. This kind of litigation, regardless of the outcome, could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, results of operations and financial condition.

We are a “controlled company” within the meaning of the rules of NASDAQ and, as a result, rely on, exemptions from certain corporate governance requirements.

On January 18, 2013, we listed our ordinary shares on the NASDAQ Global Select Market. Genting HK, the Apollo Funds and the TPG Viking Funds, or their respective affiliates, together control, and will continue to control after this offering, a majority of our ordinary shares. As a result, we are a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under the rules of NASDAQ, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our Board of Directors consists of independent directors;

•	that we have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and compensation committee.

We currently utilize these exemptions. As a result, we do not have a majority of independent directors nor are we required to have any independent directors on our nominating and governance and compensation committees, and we are not required to have an annual performance evaluation of the nominating and governance and compensation committees. See “Management.” Accordingly, our shareholders do not have the same protections afforded to shareholders of companies that are subject to the general corporate governance requirements (without giving effect to the “controlled company” exemptions) of NASDAQ.

There are regulatory limitations on the ownership and transfer of our ordinary shares.

The Bermuda Monetary Authority (the “BMA”) must approve all issuances and transfers of securities of a Bermuda exempted company like us. However, for as long as our ordinary shares are listed on an appointed stock exchange, the BMA has given general permission that permits the issue and free transferability of our listed ordinary shares to and among persons who are residents and non-residents of Bermuda for exchange control purposes. Any other transfers remain subject to approval by the BMA and such approval may be denied or delayed.

Additionally, our bye-laws contain provisions that prevent third parties, other than the Apollo Funds, the TPG Viking Funds and Genting HK, from acquiring beneficial ownership of more than 4.9% of our outstanding ordinary shares without the consent of our Board of Directors and provide for the lapse of rights, and sale, of any shares acquired in excess of that limit.

As a shareholder of our Company, you may have greater difficulties in protecting your interests than as a shareholder of a U.S. corporation.

We are a Bermuda exempted company. The Companies Act 1981 of Bermuda (the “Companies Act”), which applies to our Company, differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our bye-laws, some of these differences may result in you having greater difficulties in protecting your interests as a shareholder of our Company than you would have as a shareholder of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our Company, what approvals are required for business combinations by our Company with a large shareholder or a wholly owned subsidiary, what rights you may have as a shareholder to enforce specified provisions of the Companies Act or our bye-laws, and the circumstances under which we may indemnify our directors and officers.

The market price for our ordinary shares could be subject to wide fluctuations and you could lose all or part of your investment.

The market price for our ordinary shares could be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly results;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	sales of large blocks of our ordinary shares, or the expectation that such sales may occur, including sales by our directors, officers and our Sponsors;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	announcements of new itineraries or services or the introduction of new ships by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions in the cruise industry;

•	price and volume fluctuations in the stock markets generally;

•	announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	our involvement in significant acquisitions, strategic alliances or joint ventures;

•	changes in government and environmental regulation;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	additions or departures of key personnel;

•	changes in general market, economic and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events; or

•	potential litigation.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our shares.

The substantial number of ordinary shares that will be eligible for sale in the near future may cause the market price of our ordinary shares to decline.

There were 205,145,258 ordinary shares of NCLH issued and outstanding as of November 15, 2013. The ordinary shares (i) issued in connection with our IPO and our secondary offering completed in August of 2013, (ii) to be sold in this offering by the Selling Shareholders, (iii) to be issued under our new long-term incentive plan or (iv) to be issued in exchange for Management NCL Corporation Units will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Following this offering, ordinary shares that continue to be held by our Sponsors and key employees may also be sold in the public market in the future subject to applicable lock-up agreements as well as the restrictions contained in Rule 144 under the Securities Act. If our Sponsors sell a substantial amount of our ordinary shares after the expiration of the applicable lock-up period, the prevailing market price for our ordinary shares could be adversely affected. See “Shares Eligible for Future Sale” for a more detailed description of the eligibility of our ordinary shares for future sale.

As of September 30, 2013, there were an aggregate of 4,756,151 outstanding Management NCL Corporation Units, which represent a 2.3% economic interest in NCLC. In connection with the consummation of the IPO, we entered into an exchange agreement with NCLC. Pursuant to the exchange agreement, and subject to certain procedures and restrictions (including the vesting schedules applicable to the Management NCL Corporation Units and any applicable legal and contractual restrictions), each holder of Management NCL Corporation Units has the right to cause NCLC and us to exchange the holder’s Management NCL Corporation Units for our ordinary shares at an exchange rate equal to one ordinary share for every Management NCL Corporation Unit (or, at NCLC’s election, a cash payment equal to the value of the exchanged Management NCL Corporation Units), subject to customary adjustments for stock splits, subdivisions, combinations and similar extraordinary events. The exchange right described above is subject to (i) the filing and effectiveness of an applicable registration statement by us that, in our determination, contains all the information which is required to effect a registered sale of our ordinary shares and (ii) all applicable legal and contractual restrictions. We have reserved for issuance a number of our ordinary shares corresponding to the number of Management NCL Corporation Units. On August 19, 2013, NCLH filed a registration statement with the SEC, which is effective, to register on a continuous basis the issuance of the ordinary shares to be received by the holders of Management NCL Corporation Units who elected or will elect to exchange.

We may issue our ordinary shares or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of ordinary shares, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those ordinary shares or other securities in connection with any such acquisitions and investments.

We have granted approximately 4.9 million options to acquire our ordinary shares to our management team under our new long-term incentive plan. We filed a registration statement on Form S-8 under the Securities Act covering 15,035,106 ordinary shares reserved for issuance under our new long-term incentive plan (including the shares subject to the new option grants). Accordingly, ordinary shares registered under such registration statement will be available for sale in the open market upon exercise or other acquisition by the holders, subject to vesting restrictions, Rule 144 limitations applicable to our affiliates and applicable contractual lock-up provisions. See “Shares Eligible for Future Sale.”

We do not intend to pay dividends on our ordinary shares at any time in the foreseeable future.

We do not currently intend to pay dividends to our shareholders and our Board of Directors may never declare a dividend. You should not anticipate receiving dividends with respect to ordinary shares that you purchase in the offering. Our debt agreements limit or prohibit, and any of our future debt arrangements may restrict, among other things, the ability of our subsidiaries, including NCLC, to pay distributions to NCLH and our ability to pay cash dividends to our shareholders. In addition, any determination to pay dividends in the future will be entirely at the discretion of our Board of Directors and will depend upon our results of operations, cash requirements, financial condition, business opportunities, contractual restrictions, restrictions imposed by applicable law and other factors that our Board of Directors deems relevant. We are not legally or contractually required to pay dividends. Accordingly, if you purchase ordinary shares in this offering, it is likely that in order to realize a gain on your investment, the price of our ordinary shares will have to appreciate. This may not occur. In addition, we are a holding company and would depend upon our subsidiaries for their ability to pay distributions to us to finance any dividend or pay any other obligations of NCLH. Investors seeking dividends should not purchase our ordinary shares. See “Dividend Policy.”

Enforcement of civil liabilities against us by our shareholders and others may be difficult.

We are a company incorporated under the laws of Bermuda. In addition, certain of our subsidiaries are organized outside the U.S. Certain of our directors named herein are resident outside the U.S. A substantial portion of our assets and the assets of such individuals are located outside the U.S. As a result, it may not be possible for investors to effect service of process upon us or upon such persons within the U.S. or to enforce against us or them in U.S. courts judgments obtained in U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws. Furthermore, we have been advised by counsel in Bermuda that the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, may not be available under Bermuda law or enforceable in a Bermuda court, as they may be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law. However, section 281 of the Companies Act allows a Bermuda court, in certain circumstances, to relieve officers and directors of Bermuda companies of liability for acts of negligence, breach of duty or trust or other defaults.

Provisions in our constitutional documents may prevent or discourage takeovers and business combinations that our shareholders might consider to be in their best interests.

Our bye-laws contain provisions that may delay, defer, prevent or render more difficult a takeover attempt that our shareholders consider to be in their best interests. As a result, these provisions may prevent our shareholders from receiving a premium to the market price of our shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our shares if they are viewed as discouraging takeover attempts in the future. These provisions include (subject to the Shareholders’ Agreement):

•	the ability of our Board of Directors to designate one or more series of preference shares and issue preference shares without shareholder approval;

•	a classified Board of Directors;

•	the sole power of a majority of our Board of Directors to fix the number of directors;

•	the power of our Board of Directors to fill any vacancy on our Board of Directors in most circumstances, including when such vacancy occurs as a result of an increase in the number of directors or otherwise; and

•	advance notice requirements for nominating directors or introducing other business to be conducted at shareholder meetings.

Additionally, our bye-laws contain provisions that prevent third parties, other than the Apollo Funds, the TPG Viking Funds and Genting HK, from acquiring beneficial ownership of more than 4.9% of our outstanding ordinary shares without the consent of our Board of Directors and provide for the lapse of rights, and sale, of any shares acquired in excess of that limit. The effect of these provisions as well as the significant ownership of ordinary shares by our Sponsors, may preclude third parties from seeking to acquire a controlling interest in us in transactions that shareholders might consider to be in their best interests and may prevent them from receiving a premium above market price for their shares. See “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement” and “Description of Share Capital.”

Any issuance of preference shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of our ordinary shares, which could depress the price of our ordinary shares.

Our Board of Directors has the authority to issue preference shares and to determine the preferences, limitations and relative rights of shares of preference shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders, subject to the Shareholders’ Agreement. Our preference shares could be issued with voting, liquidation, dividend and other rights superior to the rights of our ordinary shares. The potential issuance of preference shares may delay or prevent a change in control of us, discouraging bids for our ordinary shares at a premium over the market price, and adversely affect the market price and the voting and other rights of the holders of our ordinary shares. See “Description of Share Capital.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 within the meaning of the U.S. federal securities laws. All statements other than statements of historical facts in this prospectus, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are forward-looking statements. Many, but not all of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•	the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively;

•	our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and incur substantial indebtedness in the future;

•	changes in fuel prices or other cruise operating costs;

•	the risks associated with operating internationally, including changes in interest rates and/or foreign currency rates;

•	the continued borrowing availability under our credit facilities and compliance with our financial covenants;

•	our ability to incur significantly more debt despite our substantial existing indebtedness;

•	the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivatives, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	the impact of any future changes relating to how travel agents sell and market our cruises;

•	the impact of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled repairs, maintenance and refurbishment of our ships;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards;

•	the impact of the spread of contagious diseases;

•	accidents and other incidents affecting the health, safety, security and vacation satisfaction of guests or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations;

•	the impact of any breaches in data security or other disturbances to our information technology and other networks;

•	the continued availability of attractive port destinations;

•	the impact of weather and natural disasters;

•	our ability to attract and retain key personnel and qualified shipboard crew, maintain good relations with employee unions, maintain or renegotiate our collective bargaining agreements on favorable terms and prevent any disruptions in work;

•	the control of our Company by our Sponsors whose interests may not continue to be aligned with ours;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;
•	increases in our future fuel expenses related to implementing IMO regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations;

•	the impact of pending or threatened litigation and investigations; and

•	other factors set forth under “Risk Factors.”

The above examples are not exhaustive and new risks emerge from time to time. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

USE OF PROCEEDS

The Selling Shareholders will receive all of the net proceeds from the sale of the ordinary shares offered hereby. We will not receive any proceeds from this offering.

DIVIDEND POLICY

We have not paid any dividends since the IPO and do not intend to pay any dividends after the completion of this offering. We intend to retain all available funds and any future earnings to fund the continued development and growth of our business. Our debt agreements restrict, among other things, our ability to pay cash dividends to our shareholders. See “Description of Certain Indebtedness.” Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our Board of Directors. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, business opportunities, contractual restrictions, restrictions imposed by applicable law and other factors that our Board of Directors deems relevant. For a discussion of our cash resources and needs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

MARKET PRICE FOR OUR ORDINARY SHARES

Our ordinary shares have been listed on the NASDAQ Global Select Market under the symbol “NCLH” since January 18, 2013, in connection with our IPO. Before then, there was no public market for our ordinary shares. The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the NASDAQ Global Select Market:

	High	Low
First fiscal quarter of 2013 (from January 18, 2013)	$31.19	$19.00
Second fiscal quarter of 2013	$32.15	$28.27
Third fiscal quarter of 2013	$33.19	$29.76
Fourth fiscal quarter of 2013 (through December 3, 2013)	$34.36	$29.81

On December 3, 2013, the last reported sale price on the NASDAQ Global Select Market of our ordinary shares was $33.55 per share. As of November 14, 2013 we had approximately 140 holders of record of our ordinary shares. A substantially greater number of shareholders are beneficial holders of our ordinary shares in “street name” through banks, brokers and other financial institutions that are record holders.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2013. In connection with this offering we will incur certain costs, consisting of various registration, printing and professional services fees. We will expense these costs as incurred.

You should read this table in conjunction with our consolidated financial statements and the related notes which are included elsewhere in this prospectus as well as the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of September 30, 2013
(in thousands, except share data)
Current portion of long-term debt	$282,564
Long-term debt (excluding current portion)	2,830,477

Total debt	3,113,041
Due to Affiliate (including current portion)	110,283

Total debt and Due to Affiliate	3,223,324

Shareholders’ equity:
Ordinary shares; $.001 par value, 490,000,000 ordinary shares authorized; 205,083,076 ordinary shares issued and outstanding	205
Additional paid-in capital	2,819,153
Accumulated other comprehensive income (loss)	(33,098)
Retained earnings (deficit)	(233,563)

Total shareholders’ equity controlling interest	2,552,697
Non-controlling interest	22,191

Total shareholders’ equity	2,574,888

Total capitalization	$5,798,212

SELECTED CONSOLIDATED FINANCIAL DATA

You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The data for the nine months ended September 30, 2013 and 2012 has been derived from our unaudited financial statements included elsewhere in this prospectus (with the exception of the consolidated balance sheet as of September 30, 2012 which is not included in this prospectus) and which, in the opinion of management, contain all normal recurring adjustments necessary for a fair statement of the results for the unaudited interim periods. The data, as it relates to each of the years 2008 through 2012, has been derived from annual financial statements, including our audited consolidated balance sheets as of December 31, 2012 and 2011 and the related consolidated statements of operations and of cash flows for each of the three years in the period ended December 31, 2012 and the notes thereto appearing elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with GAAP in the U.S.

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except per share data)	2013	2012	2012	2011	2010	2009	2008
Statement of operations data:
Revenue
Passenger ticket	$1,400,470	$1,257,871	$1,604,563	$1,563,363	$1,411,785	$1,292,811	$1,521,334
Onboard and other	569,479	515,204	671,683	655,961	600,343	562,393	585,067

Total revenue	1,969,949	1,773,075	2,276,246	2,219,324	2,012,128	1,855,204	2,106,401

Cruise operating expense
Commissions, transportation and other	347,650	321,640	410,531	410,709	379,532	377,378	410,053
Onboard and other	153,431	136,851	173,916	169,329	153,137	158,330	182,817
Payroll and related	247,543	220,683	293,059	290,822	265,390	252,425	309,083
Fuel	225,115	206,743	283,678	243,503	207,210	162,683	258,262
Food	101,232	95,163	125,807	124,933	114,064	118,899	126,736
Other	164,899	152,759	191,442	228,580	227,843	220,079	291,522

Total cruise operating expense	1,239,870	1,133,839	1,478,433	1,467,876	1,347,176	1,289,794	1,578,473

Other operating expense
Marketing, general and administrative	236,923	190,748	251,183	251,351	264,152	241,615	299,793
Depreciation and amortization	158,699	140,900	189,537	183,985	170,191	152,700	162,565
Impairment loss(1)	—	—	—	—	—	—	128,775

Total other operating expense	395,622	331,648	440,720	435,336	434,343	394,315	591,133

Operating income (loss)(1)	334,457	307,588	357,093	316,112	230,609	171,095	(63,205)

Non-operating income (expense)
Interest expense, net(2)	(257,969)	(142,271)	(189,930)	(190,187)	(173,672)	(114,514)	(149,568)
Other income (expense)(3)	1,168	2,730	2,099	2,634	(33,815)	10,874	1,886

Total non-operating income (expense)	(256,801)	(139,541)	(187,831)	(187,553)	(207,487)	(103,640)	(147,682)

Net income (loss) before taxes	77,656	168,047	169,262	128,559	23,122	67,455	(210,887)
Income tax expense	(11,177)	(544)	(706)	(1,700)	(136)	(503)	(874)

Net income (loss)	66,479	167,503	168,556	126,859	22,986	66,952	(211,761)
Net income attributable to non-controlling interest	857	—	—	—	—	—	—

Net income (loss) attributable to Norwegian Cruise Line Holdings Ltd.	$65,622	$167,503	$168,556	$126,859	$22,986	$66,952	$(211,761)
Earnings (loss) per share
Basic	$0.32	$0.94	$0.95	$0.71	$0.13	$0.38	$(1.26)

Diluted	$0.32	$0.94	$0.94	$0.71	$0.13	$0.38	$(1.26)

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
(in thousands, except operating data)	2013	2012	2012	2011	2010	2009	2008
Balance sheet data:
Assets
Cash and cash equivalents	$56,690	$68,694	$45,500	$58,926	$55,047	$50,152	$185,717
Property and equipment, net	5,622,574	4,934,434	4,960,142	4,640,093	4,639,281	3,836,127	4,119,222
Total assets	6,605,549	5,892,643	5,938,427	5,562,411	5,572,371	4,819,837	5,055,911
Liabilities and shareholders’ equity
Advance ticket sales	434,541	378,240	353,793	325,472	294,180	255,432	250,638
Other current liabilities	323,825	320,866	310,166	288,429	277,724	234,795	348,625
Due to Affiliate short-term	36,815	29,852	59,897	2,963	3,176	225	210,058
Current portion of long-term debt	282,564	184,156	221,233	200,582	78,237	3,586	182,487
Long-term debt	2,830,477	2,726,742	2,764,120	2,837,499	3,125,848	2,554,105	2,474,014
Other long-term liabilities	48,971	64,262	63,070	63,003	52,680	58,654	31,520
Due to Affiliate long-term	73,468	177,013	147,364	—	—	—	—
Total shareholders’ equity(4)	2,574,888	2,011,512	2,018,784	1,844,463	1,740,526	1,713,040	1,558,569
Operating data:
Passengers carried	1,223,271	1,160,241	1,503,107	1,530,113	1,404,137	1,318,441	1,270,281
Passenger Cruise Days	8,461,719	7,865,959	10,332,914	10,227,438	9,559,049	9,243,154	9,503,839
Capacity Days	7,700,482	7,192,091	9,602,730	9,454,570	8,790,980	8,450,980	8,900,816
Occupancy Percentage	109.9%	109.4%	107.6%	108.2%	108.7%	109.4%	106.8%
Other financial data:
Net cash provided by (used in) operating activities	398,343	376,523	398,594	356,990	430,423	117,532	(25,926)
Net cash used in investing activities	(835,765)	(229,855)	(303,840)	(184,797)	(977,466)	(161,838)	(163,607)
Net cash provided by (used in) financing activities	448,882	(136,900)	(108,180)	(168,314)	551,938	(91,259)	334,959
Additions to property and equipment	(835,765)	(229,855)	(303,840)	(184,797)	(977,466)	(161,838)	(163,607)

(1)	In 2008, an impairment loss of $128.8 million was recorded as a result of the cancellation of a contract to build a ship.
(2)	In 2013, includes $160.6 million of expenses associated with debt prepayments.
(3)	In 2010, a loss of $33.1 million was recorded primarily due to losses on foreign exchange contracts associated with the financing of Norwegian Epic. In 2009 and 2008, foreign currency translation and interest rate swap gains (losses) of $(9.6) million and $101.8 million, respectively, were recorded primarily due to fluctuations in the euro/U.S. dollar exchange rate. In 2009 and 2008, these amounts were offset by the change in fair value of our fuel derivative contracts of $20.4 million and $(99.9) million, respectively.
(4)	In 2009, NCLC received $100.0 million from its shareholders and issued 1,000,000 additional ordinary shares of $.0012 par value to its shareholders pro rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of December 31, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Non-GAAP financial measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost, Adjusted Net Cruise Cost Excluding Fuel and Adjusted EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Adjusted Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance.

As our business includes the sourcing of passengers and deployment of vessels outside of North America, a portion of our revenue and expenses are denominated in foreign currencies, particularly euro and British Pound sterling, which are subject to fluctuations in currency exchange rates versus our reporting currency, the U.S. dollar. In order to monitor results excluding these fluctuations, we calculate certain non-GAAP measures on a Constant Currency basis whereby current period revenue and expenses denominated in foreign currencies are converted to U.S. dollars using currency exchange rates of the comparable period. We believe that presenting these non-GAAP measures on both a reported and Constant Currency basis is useful in providing a more comprehensive view of trends in our business.

We believe that Adjusted EBITDA is appropriate as a supplemental financial measure as it is used by management to assess operating performance, is a factor in the evaluation of the performance of management and is the primary metric used in determining the Company’s performance incentive bonus paid to its employees. We believe that Adjusted EBITDA is a useful measure in determining the Company’s performance as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, marketing, general and administrative expense and other operating income and expense. Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments.

In addition, Adjusted Net Income and Adjusted EPS are supplemental financial measures used to demonstrate GAAP net income and EPS excluding certain charges. We use Adjusted Net Income and Adjusted EPS as key performance measures of our earnings performance, and we believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting, and analyzing future periods. These non-GAAP financial measures also facilitate management’s internal comparison to our historical performance. These charges vary from period to period; thus, our presentation of Adjusted Net Income and Adjusted EPS may not be indicative of future adjustments or results.

You are encouraged to evaluate each adjustment used in calculating our non-GAAP financial measures and the reasons we consider our non-GAAP financial measures appropriate for supplemental analysis. In evaluating our non-GAAP financial measures, you should be aware that in the future we may incur expenses similar to the adjustments in our presentation. Our non-GAAP financial measures have limitations as analytical tools, and you should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP. Our presentation of our non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our non-GAAP financial measures may not be comparable to other companies. Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the “Results of Operations” section.

Financial presentation

Revenue from our cruise and cruise-related activities are categorized by us as “passenger ticket revenue” and “onboard and other revenue.” Passenger ticket revenue and onboard and other revenue vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenue is seasonal based on demand for cruises, which has historically been strongest during the summer months.

Passenger ticket revenue primarily consists of revenue for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and includes revenue for service charges and air and land transportation to and from the ship to the extent guests purchase these items from us. Onboard and other revenue primarily consists of revenue from gaming, beverage sales, specialty dining, shore excursions, retail sales and spa services. We record onboard revenue from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a share of their revenue.

Our cruise operating expense is classified as follows:

•	Commissions, transportation and other primarily consists of direct costs associated with passenger ticket revenue. These costs include travel agent commissions, air and land transportation expenses, related credit card fees, costs associated with service charges and certain port expenses.

•	Onboard and other primarily consists of direct costs that are incurred in connection with onboard and other revenue. These include costs incurred in connection with shore excursions, beverage sales and gaming.

•	Payroll and related consists of the cost of wages and benefits for shipboard employees.

•	Fuel includes fuel costs, the impact of certain fuel hedges and fuel delivery costs.

•	Food consists of food costs for passengers and crew.

•	Other consists of repairs and maintenance (including Dry-dock costs), ship insurance, Charter costs and other ship expenses.

Critical accounting policies

Our consolidated financial statements have been prepared in accordance with GAAP in the U.S. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. We rely on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to make these estimates and judgments. Actual results could differ materially from these estimates. We believe that the following critical accounting policies affect the significant estimates used in the preparation of our consolidated financial statements. These critical accounting policies, which are presented in detail in our notes to our audited consolidated financial statements, relate to ship accounting, asset impairment and contingencies.

Ship accounting

Ships represent our most significant assets, and we record them at cost less accumulated depreciation. Depreciation of ships is computed on a straight-line basis over the estimated service lives of primarily 30 years after a 15% reduction for the estimated residual value of the ship. Improvement costs that we believe add value to our ships are capitalized to the ship and depreciated over the improvements’ estimated useful lives. Repairs and maintenance activities are charged to expense as incurred. We account for Dry-dock costs under the direct expense method which requires us to expense all Dry-dock costs as incurred.

We determine the useful life of our ships based primarily on our estimates of the average useful life of the ships’ major component systems, such as cabins, main diesels, main electric, superstructure and hull. In addition, we consider the impact of anticipated changes in the vacation market and technological conditions and historical useful lives of similarly-built ships. Given the large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. Should certain factors or circumstances cause us to revise our estimate of ship service lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we reduced our estimated average 30-year ship service life by one year, depreciation expense for the year ended December 31, 2012 would have increased by $5.4 million. In addition, if our ships were estimated to have no residual value, depreciation expense for the same period would have increased by $27.1 million. We believe our estimates for ship accounting are reasonable and our methods are consistently applied. We believe that depreciation expense is based on a rational and systematic method to allocate our ships’ costs to the periods that benefit from the ships’ usage.

Asset impairment

We review our long-lived assets, principally ships, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in our evaluation of potential impairment and then compare the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections considered necessary. The estimation of fair value is generally measured by discounting expected future cash flows at discount rates commensurate with the risk involved.

Goodwill and other indefinite-lived assets, principally trade names, are reviewed for impairment on an annual basis or earlier if there is an event or change in circumstances that would indicate that the carrying value of these assets could not be fully recovered.

We believe our estimates and judgments with respect to our long-lived assets, principally ships, and goodwill and other indefinite-lived intangible assets are reasonable. Nonetheless, if there was a material change in assumptions used in the determination of such fair values or if there is a material change in the conditions or circumstances that influence such assets, we could be required to record an impairment charge. As of December 31, 2012 our annual review supports the carrying value of these assets.

Contingencies

Periodically, we assess potential liabilities related to any lawsuits or claims brought against us or any asserted claims, including tax, legal and/or environmental matters. Although it is typically very difficult to determine the timing and ultimate outcome of such actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we take into consideration estimates of the amount of insurance recoveries, if any. In accordance with the guidance on accounting for contingencies, we accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recoveries, although we believe that our estimates and judgments are reasonable, it is possible that certain matters may be resolved for amounts materially different from any estimated provisions or previous disclosures.

Results of operations

We reported total revenue, total cruise operating expense, operating income and net income as shown in the following table (in thousands, except per share data):

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
Total revenue	$1,969,949	$1,773,075	$2,276,246	$2,219,324	$2,012,128

Total cruise operating expense	$1,239,870	$1,133,839	$1,478,433	$1,467,876	$1,347,176

Operating income	$334,457	$307,588	$357,093	$316,112	$230,609

Net income attributable to Norwegian Cruise Line Holdings Ltd.	$65,622	$167,503	$168,556	$126,859	$22,986

Earnings per share
Basic	$0.32	$0.94	$0.95	$0.71	$0.13

Diluted	$0.32	$0.94	$0.94	$0.71	$0.13

The following table sets forth operating data as a percentage of total revenue:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
Revenue
Passenger ticket	71.1%	70.9%	70.5%	70.4%	70.2%
Onboard and other	28.9%	29.1%	29.5%	29.6%	29.8%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Cruise operating expense
Commissions, transportation and other	17.6%	18.1%	18.0%	18.5%	18.9%
Onboard and other	7.8%	7.7%	7.7%	7.6%	7.6%
Payroll and related	12.6%	12.4%	12.9%	13.1%	13.2%
Fuel	11.4%	11.7%	12.5%	11.0%	10.3%
Food	5.1%	5.4%	5.5%	5.6%	5.7%
Other	8.4%	8.7%	8.4%	10.3%	11.3%

Total cruise operating expense	62.9%	64.0%	65.0%	66.1%	67.0%

Other operating expense
Marketing, general and administrative	12.0%	10.8%	11.0%	11.3%	13.1%
Depreciation and amortization	8.1%	7.9%	8.3%	8.3%	8.5%

Total other operating expense	20.1%	18.7%	19.3%	19.6%	21.6%

Operating income	17.0%	17.3%	15.7%	14.3%	11.4%

Non-operating income (expense)
Interest expense, net	(13.1)%	(8.0)%	(8.3)%	(8.6)%	(8.6)%
Other income	—%	0.1%	—%	0.1%	—%

Total non-operating income (expense)	(13.1)%	(7.9)%	(8.3)%	(8.5%)	(8.6)%

Net income before income tax expense	3.9%	9.4%	7.4%	5.8%	2.8%
Income tax expense	(0.6)%	—%	—%	(0.1)%	(1.7)%

Net income	3.3%	9.4%	7.4%	5.7%	1.1%
Net income attributable to non-controlling interest	—%	—%	—%	—%	—%

Net income attributable to Norwegian Cruise Line Holdings Ltd.	3.3%	9.4%	7.4%	5.7%	1.1%

The following table sets forth selected statistical information:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
Passengers carried	1,223,271	1,160,241	1,503,107	1,530,113	1,404,137
Passenger Cruise Days	8,461,719	7,865,959	10,332,914	10,227,438	9,559,049
Capacity Days	7,700,482	7,192,091	9,602,730	9,454,570	8,790,980
Occupancy Percentage	109.9%	109.4%	107.6%	108.2%	108.7%

Net Revenue, Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Nine Months Ended September 30,			Year Ended December 31,
	2013	2013 Constant Currency	2012	2012	2011	2010
Passenger ticket revenue	$1,400,470	$1,399,622	$1,257,871	$1,604,563	$1,563,363	$1,411,785
Onboard and other revenue	569,479	569,479	515,204	671,683	655,961	600,343

Total revenue	1,969,949	1,969,101	1,773,075	2,276,246	2,219,324	2,012,128
Less:
Commissions, transportation and other expense	347,650	347,326	321,640	410,531	410,709	379,532
Onboard and other expense	153,431	153,431	136,851	173,916	169,329	153,137

Net Revenue	1,468,868	1,468,344	1,314,584	1,691,799	1,639,286	1,479,459

Capacity Days	7,700,482	7,700,482	7,192,091	9,602,730	9,454,570	8,790,980
Gross Yield	$255.82	$255.71	$246.53	$237.04	$234.74	$228.89
Net Yield	$190.75	$190.68	$182.78	$176.18	$173.39	$168.29

Gross Cruise Cost, Net Cruise Cost, Net Cruise Cost Excluding Fuel and Adjusted Net Cruise Cost Excluding Fuel were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Nine Months Ended September 30,			Year Ended December 31,
	2013	2013 Constant Currency	2012	2012	2011	2010
Total cruise operating expense	$1,239,870	$1,239,171	$1,133,839	$1,478,433	$1,467,876	$1,347,176
Marketing, general and administrative expense	236,923	236,724	190,748	251,183	251,351	264,152

Gross Cruise Cost	1,476,793	1,475,895	1,324,587	1,729,616	1,719,227	1,611,328
Less:
Commissions, transportation and other expense	347,650	347,326	321,640	410,531	410,709	379,532
Onboard and other expense	153,431	153,431	136,851	173,916	169,329	153,137

Net Cruise Cost	975,712	975,138	866,096	1,145,169	1,139,189	1,078,659
Less: Fuel expense	225,115	225,115	206,743	283,678	243,503	207,210

Net Cruise Cost Excluding Fuel	750,597	750,023	659,353	861,491	895,686	871,449
Less: Other(a)	27,307	27,307	—	—	—	—

Adjusted Net Cruise Cost Excluding Fuel	$723,290	$722,716	$659,353	$861,491	$895,686	$871,449

Capacity Days	7,700,482	7,700,482	7,192,091	9,602,730	9,454,570	8,790,980
Gross Cruise Cost per Capacity Day	$191.78	$191.66	$184.17	$180.12	$181.84	$183.29
Net Cruise Cost per Capacity Day	$126.71	$126.63	$120.42	$119.25	$120.49	$122.70
Net Cruise Cost Excluding Fuel per Capacity Day	$97.47	$97.40	$91.68	$89.71	$94.74	$99.13
Adjusted Net Cruise Cost Excluding Fuel per Capacity Day	$93.93	$93.85	$91.68	$89.71	$94.74	$99.13

(a)	Consists of non-cash share-based compensation related to the IPO and other supplemental adjustments.

Adjusted Net Income and Adjusted EPS were calculated as follows (in thousands, except share and per share data):

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
Net income (loss) attributable to Norwegian Cruise Line Holdings Ltd.	$65,622	$167,503	$168,556	$126,859	$22,986
Net income attributable to non-controlling interest	857	—	—	—	—

Net income	66,479	167,503	168,556	126,859	22,986
Non-cash compensation	4,566	—	—	—	—
Non-cash share-based compensation related to IPO	18,527	—	—	—	—
Expenses related to debt prepayments(a)	160,573	—	—	—	—
Other(b)	5,171	—	—	—	—

Adjusted Net Income	255,316	167,503	168,556	126,859	22,986

Diluted weighted-average shares outstanding	208,673,608	178,986,504	179,023,683	178,859,720	178,461,210

Diluted earnings per share(c)	$0.32	$0.94	$0.94	$0.71	$0.13

Adjusted EPS	$1.22	$0.94	$0.94	$0.71	$0.13

(a)	Consists of premiums, write-offs of deferred fees and other expenses related to prepayments of debt.
(b)	Expenses incurred from changes in corporate entity structure and our secondary offering in the third quarter of 2013.
(c)	Diluted earnings per share is computed by dividing net income by diluted weighted-average shares outstanding.

Adjusted EBITDA was calculated as follows (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
Net income attributable to Norwegian Cruise Line Holdings Ltd.	$65,622	$167,503	$168,556	$126,859	$22,986
Interest expense, net	257,969	142,271	189,930	190,187	173,672
Income tax expense	11,177	544	706	1,700	136
Depreciation and amortization expense	158,699	140,900	189,537	183,985	170,191

EBITDA	493,467	451,218	548,729	502,731	366,985
Net income attributable to non-controlling interest	857	—	—	—	—
Other (income) expense	(1,168)	(2,730)	(2,099)	(2,634)	33,815
Non-cash compensation and other(a)	11,446	3,686	9,004	5,942	4,313
Non-cash share-based compensation related to IPO	18,527	—	—	—	—

Adjusted EBITDA	$523,129	$452,174	$555,634	$506,039	$405,113

(a)	Consists of non-cash compensation, expenses incurred from changes in corporate entity structure and our secondary offering in the third quarter of 2013 and other supplemental adjustments.

Nine Months ended September 30, 2013 (“2013”) Compared to Nine Months Ended September 30, 2012 (“2012”)

Revenue

Total revenue increased 11.1% to $2.0 billion in 2013 compared to $1.8 billion in 2012. Net Revenue increased 11.7% in 2013, due to an increase in Capacity Days of 7.1% related to the delivery of Norwegian Breakaway in April 2013 and an increase in Net Yield of 4.4%. The increase in Net Yield was due to an increase in passenger ticket pricing and higher onboard and other revenue, partially due to the introduction of Norwegian Breakaway to the fleet. On a Constant Currency basis, Net Yield increased 4.3% in 2013 compared to 2012.

Expense

Total cruise operating expense increased 9.4% in 2013 compared to 2012 primarily due to an increase in Capacity Days, fuel expense and expenses related to planned Dry-docks, partially offset by the timing of certain expenses. The increase in fuel expense was primarily the result of a 4.9% increase in the average fuel price to $685 per metric ton in 2013 from $653 per metric ton in 2012. Total other operating expense increased 19.3% in 2013 compared to 2012 primarily due to non-cash expenses related to share-based compensation recognized upon the realization of the IPO, the timing of certain expenses and the depreciation expense related to the addition of Norwegian Breakaway. On a Capacity Day basis, Net Cruise Cost increased 5.2% on both an as reported and Constant Currency basis due to the expenses discussed above. Adjusted Net Cruise Cost Excluding Fuel per Capacity Day increased 2.5% and 2.4% on an as reported and Constant Currency basis, respectively, mainly due to the timing of certain expenses.

Interest expense, net increased to $258.0 million in 2013 from $142.3 million in 2012 primarily due to $160.6 million of expenses associated with debt prepayments partially offset by lower interest rates resulting from the benefits from the redemption of higher rate debt and refinancing transactions.

Income tax expense increased to $11.2 million in 2013 from $0.5 million in 2012 primarily due to the change in our U.S. tax status from a partnership to a corporation in connection with our IPO.

Year Ended December 31, 2012 (“2012”) Compared to Year Ended December 31, 2011 (“2011”)

Revenue

Total revenue increased 2.6% to $2.3 billion in 2012 compared to $2.2 billion in 2011. Net Revenue increased 3.2% in 2012, primarily due to an increase in Net Yield of 1.6% and an increase in Capacity Days of 1.6%. The increase in Net Yield was primarily due to an increase in passenger ticket pricing and the increase in Capacity Days in 2012 was primarily due to the timing of certain repairs and maintenance. On a Constant Currency basis, Net Yield increased 2.4% in 2012 compared to 2011.

Expense

Total cruise operating expense increased slightly in 2012 compared to 2011 due to an increase in Capacity Days as described above and higher ship operating expenses. The increase in ship operating expenses was primarily due to an increase in fuel expense as a result of a 16.3% increase in average fuel price to $664 per metric ton in 2012 from $571 per metric ton in 2011. Total other operating expense increased slightly compared to 2011 due to an increase in depreciation expense related to the purchase of Norwegian Sky primarily offset by lower general and administrative expenses as a result of ongoing business improvement initiatives. Net Cruise Cost increased slightly in 2012 primarily due to an increase in Capacity Days. On a Capacity Day basis, Net Cruise Cost decreased 1.0% primarily due to the decrease in general and administrative expenses discussed above substantially offset by an increase in fuel expense. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 5.3%. On a Constant Currency basis, Net Cruise Cost per Capacity Day decreased slightly and excluding fuel expense decreased 4.6%.

Interest expense, net was $189.9 million in 2012 compared to $190.2 million in 2011.

Year Ended December 31, 2011 (“2011”) Compared to Year Ended December 31, 2010 (“2010”)

Revenue

Total revenue increased 10.3% to $2,219.3 million in 2011 compared to $2,012.1 million in 2010. Net Revenue increased 10.8% in 2011, primarily due to an increase in Net Yield of 3.0% and an increase in Capacity Days of 7.5%. The increase in Net Yield was due to an increase in passenger ticket pricing and onboard revenue. The increase in onboard revenue was primarily due to an increase in revenue from our gaming operations, beverage sales and spa. The increase in Capacity Days was due to the addition of Norwegian Epic to the fleet in late June 2010. On a Constant Currency basis, Net Yield increased 2.4% in 2011 compared to 2010.

Expense

Total cruise operating expense increased 9.0% in 2011 compared to 2010 due to an increase in Capacity Days as described above and higher ship operating expenses. The increase in ship operating expenses was primarily due to an increase in fuel expense as a result of a 14.2% increase in average fuel price to $571 per metric ton in 2011 from $500 per metric ton in 2010. Total other operating expense increased slightly compared to 2010 due to an increase in depreciation expense related to Norwegian Epic which entered service in late June 2010 primarily offset by lower general and administrative expenses as a result of ongoing business improvement initiatives and non-recurring expenses related to the launch of Norwegian Epic in 2010. Net Cruise Cost increased 5.6% in 2011 primarily due to an increase in Capacity Days. On a Capacity Day basis, Net Cruise Cost decreased 1.8% primarily due to the decrease in general and administrative expenses discussed above substantially offset by an increase in fuel expense. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 4.4%. On a Constant Currency basis, Net Cruise Cost per Capacity Day decreased 2.0% and excluding fuel expense decreased 4.7%.

Interest expense, net of capitalized interest, increased to $190.2 million in 2011 from $173.8 million in 2010 primarily due to an increase in average outstanding borrowings related to the financing of Norwegian Epic and higher average interest rates. Other income (expense) was $0.9 million in 2011 compared to $(34.0) million in 2010. The expense in 2010 was primarily due to losses on foreign exchange contracts associated with the financing of Norwegian Epic.

Liquidity and Capital Resources

General

As of September 30, 2013, our liquidity was $565.0 million consisting of $57.0 million in cash and cash equivalents and $508.0 million available under our revolving credit facility. Our primary ongoing liquidity requirements are to finance working capital, capital expenditures and debt service.

As of September 30, 2013, we had a working capital deficit of $890.7 million. This deficit included $434.5 million of advance ticket sales, which represents the passenger revenues we collect in advance of sailing dates and accordingly are substantially more like deferred revenue balances rather than actual current cash liabilities. Our business model, along with our revolving credit facility, allows us to operate with a working capital deficit and still meet our operating, investing and financing needs.

Sources and Uses of Cash

Net cash provided by operating activities was $398.3 million for the nine months ended September 30, 2013 as compared to $376.5 million for the same period in 2012. The change in net cash provided by operating activities reflects the net income in 2013 of $66.5 million which included fees of $124.2 million related to prepayment of debt compared to net income in 2012 of $167.5 million, as well as timing differences in cash receipts and payments relating to operating assets and liabilities. The 2012 balance included $6.0 million related to the premium received from the issuance of $100.0 million of senior unsecured notes. Net cash provided by operating activities was $398.6 million for the year ended 2012 as compared to $357.0 million for the year ended 2011 and $430.4 million for the year ended 2010. The change in net cash provided by operating activities for the year ended 2012 reflects the increase in net income to $168.6 million in 2012 compared to $126.9 million in 2011, as well as timing differences in cash receipts and payments relating to operating assets and liabilities and $6.0 million related to the premium received from the issuance of $100.0 million of senior unsecured notes. In 2010, we received a release of the cash collateral from our service providers of $89.3 million. The change in net cash provided by operating activities also reflects net income of $126.9 million for the year ended 2011 compared to net income of $23.0 million for the year ended 2010, as well as timing differences in cash receipts and payments relating to operating assets and liabilities.

Net cash used in investing activities was $835.8 million for the nine months ended September 30, 2013, primarily related to the payments for construction and delivery of Norwegian Breakaway and construction of Norwegian Getaway, as well as other ship improvements and shoreside projects. Net cash used in investing activities was $229.9 million for the nine months ended September 30, 2012, primarily related to the payments for construction of Norwegian Breakaway and Norwegian Getaway, the purchase of Norwegian Sky, and other ship improvements and shoreside projects. Net cash used in investing activities was $303.8 million for the year ended 2012, primarily related to payments for construction of Norwegian Breakaway and Norwegian Getaway, the purchase of Norwegian Sky, and other ship improvements and shoreside projects. Net cash used in investing activities was $184.8 million for the year ended 2011, primarily related to payments for construction of Norwegian Breakaway and Norwegian Getaway, and $977.5 million for the year ended 2010, primarily related to payments for construction of Norwegian Epic.

Net cash provided by financing activities was $448.9 million for the nine months ended September 30, 2013, primarily due to the issuance of our $300.0 million 5% senior notes due 2018 as well as borrowings under other credit facilities and the proceeds from the issuance of ordinary shares partially offset by repayments of our $450.0 million 11.75% senior secured notes due 2016 and revolving credit facilities and a payment related to the Norwegian Sky Agreement. Net cash used in financing activities was $136.9 million for the nine months ended September 30, 2012, primarily due to repayments of our revolving credit facilities and other borrowings which were partially offset by the issuance of $100.0 million of senior unsecured notes. Net cash used in financing activities was $108.2 million for the year ended 2012, primarily due to repayments of our revolving credit facilities, other borrowings and loan arrangement fees which were partially offset by borrowings on our revolving credit facilities and by the issuance of $100.0 million of senior unsecured notes. Net cash used in financing activities was $168.3 million for the year ended 2011, primarily due to repayments of our revolving credit facility and repayments of borrowings related to Norwegian Epic partially offset by borrowings related to the construction of Norwegian Breakaway and Norwegian Getaway. Net cash provided by financing activities was $551.9 million for the year ended 2010, primarily due to borrowings related to the delivery of Norwegian Epic and the issuance of our $250.0 million 9.50% senior unsecured notes, partially offset by repayments on our revolving credit facility and payments on other outstanding loans and loan arrangement fees.

Future Capital Commitments

Future capital commitments consist of contracted commitments, including future expected capital expenditures for business enhancements and ship construction contracts. As of September 30, 2013, anticipated capital expenditures together with amounts for ship construction and related export credit financing were as follows (in thousands, based on the euro/U.S. dollar exchange rate as of September 30, 2013):

	Fourth Quarter 2013	Full Year
		2014	2015	2016
Ship construction	$37,143	$787,591	$940,321	$114,041
Ship financing	—	(696,213)	(749,290)	(45,345)

Ship construction net of financing	$37,143	$91,378	$191,031	$68,696

Business Enhancement Capital Expenditures(1)	$22,147	$110,000	$90,000	$85,000

(1)	For the fourth quarter and full year 2013, Business Enhancement Capital Expenditures include $7.0 million and $40.0 million for ROI Capital Expenditures, respectively.

Norwegian Getaway is under construction with Meyer Werft and is scheduled for delivery in January 2014. This ship will be approximately 144,000 Gross Tons with 4,000 Berths at an aggregate cost of approximately €627.7 million, or $849.1 million based on the euro/U.S. dollar exchange rate as of September 30, 2013. We have export credit financing in place that provides financing for 90% of its contract price.

We also have orders with Meyer Werft for two additional ships for delivery in the fourth quarter of 2015 and the first quarter of 2017. These ships, Norwegian Escape and Norwegian Bliss, will be the largest in our fleet at approximately 163,000 Gross Tons with 4,200 Berths each and will be similar in design and innovation to our Breakaway Class Ships. The combined contract cost of these two additional ships is approximately €1.4 billion, or $1.9 billion based on the euro/U.S. dollar exchange rate as of September 30, 2013. We have export credit financing in place that provides financing for 80% of their contract price.

In connection with the contracts to build these ships, we do not anticipate any contractual breaches or cancellation to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us, subject to certain refund guarantees, and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Capitalized interest for the nine months ended September 30, 2013 and 2012 was $19.0 million and $15.7 million, respectively, associated with the construction of Norwegian Breakaway and Norwegian Getaway.

Off-Balance Sheet Transactions

None.

Contractual Obligations

As of December 31, 2012, our contractual obligations, with initial or remaining terms in excess of one year, including interest payments on long-term debt obligations, were as follows (in thousands):

	Payment due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$2,985,353	$221,233	$580,712	$1,005,662	$1,177,746
Due to Affiliate(2)	206,067	58,703	117,615	29,749	—
Operating leases(3)	38,170	6,577	11,594	9,626	10,373
Ship purchases(4)	2,271,195	705,765	1,565,430	—	—
Port facilities(5)	197,823	23,523	51,163	53,345	69,792
Interest(6)	721,124	155,426	284,566	187,162	93,970
Other(7)	60,042	36,034	19,314	4,000	694

Total	$6,479,774	$1,207,261	$2,630,394	$1,289,544	$1,352,575

(1)	Net of unamortized original issue discount of $3.4 million and unamortized premium of $5.4 million. Also includes capital leases.
(2)	Primarily related to the purchase of Norwegian Sky (we refer you to our notes to our consolidated financial statements Note 5—“Related Party Transactions”).
(3)	Primarily for offices, motor vehicles and office equipment.
(4)	For Norwegian Breakaway, Norwegian Getaway and Norwegian Escape based on the euro/U.S. dollar exchange rate as of December 31, 2012. Export credit financing is in place from a syndicate of banks.

(5)	Primarily for our usage of certain port facilities.
(6)	Includes fixed and variable rates with LIBOR held constant as of December 31, 2012.
(7)	Future commitments for service and maintenance contracts.

As of September 30, 2013, our contractual obligations, with initial or remaining terms in excess of one year, including interest payments on long-term debt obligations, were as follows (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$3,113,041	$282,564	$632,791	$1,355,449	$842,237
Due to Affiliate(2)	110,283	36,815	73,468	—	—
Operating leases(3)	36,577	6,389	11,135	10,391	8,662
Ship construction contracts(4)	2,537,654	739,441	1,042,465	755,748	—
Port facilities(5)	183,705	27,704	52,780	46,736	56,485
Interest(6)	395,613	75,103	141,546	106,127	72,837
Other(7)	58,793	35,735	20,686	1,747	625

Total	$6,435,666	$1,203,751	$1,974,871	$2,276,198	$980,846

(1)	Net of unamortized original issue discount of $1.5 million. Also includes capital leases.
(2)	Primarily related to the purchase of Norwegian Sky.
(3)	Primarily for offices, motor vehicles and office equipment.
(4)	For Norwegian Getaway, Norwegian Escape and Norwegian Bliss based on the euro/U.S. dollar exchange rate as of September 30, 2013. Export credit financing is in place from a syndicate of banks.
(5)	Primarily for our usage of certain port facilities.
(6)	Includes fixed and variable rates with LIBOR held constant as of September 30, 2013.
(7)	Future commitments for service and maintenance contracts.

Other

Certain of our service providers may require collateral in the normal course of our business. The amount of collateral may change based on certain terms and conditions.

As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional permitted indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Funding Sources

Our debt agreements contain covenants that, among other things, require us to maintain minimum liquidity of at least $50 million, an EBITDA-to-debt service ratio of at least 1.25x or minimum liquidity of at least $100 million, and limit our net funded debt-to-capital ratio to no more than 0.70x, as well as maintain certain other ratios and restrict our ability to pay dividends. Our liquidity is calculated by adding our aggregate cash balances and amounts available for drawing under our revolving credit facility. Our EBITDA-to-debt service ratio is calculated by dividing EBITDA (which is calculated pursuant to the loan agreements) for the past four quarters by the sum of dividends, rent payments on capital leases, interest expense and principal payable on our debt facilities (other than certain prepayments). Our ships and substantially all other property and equipment are pledged as collateral for our debt. We believe we were in compliance with these covenants as of September 30, 2013.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce future consumer demand for cruises and adversely affect our counterparty credit risks. In the event this environment deteriorates, our business, financial condition and results of operations could be adversely impacted.

We believe our cash on hand, expected future operating cash inflows, additional available borrowings under our existing credit facilities and our ability to issue debt securities or raise additional equity, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with covenants under our debt agreements over the next twelve-month period. As a result of the equity infusion from the IPO and the related use of proceeds, our leverage was improved and our balance sheet was strengthened. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

Quantitative and Qualitative Disclosures About Market Risk

General

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivatives. The financial impacts of these derivative instruments are primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivatives with the underlying risk being hedged. We do not hold or issue derivatives for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analyses.

Interest Rate Risk

From time to time, we consider entering into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. As of September 30, 2013, 39% of our debt was fixed and 61% was variable, which includes the effects of the interest rate swap. The notional amount of outstanding debt associated with the interest rate swap agreements as of September 30, 2013 was $705.8 million. Based on our September 30, 2013 outstanding variable rate debt balance, a one percentage point increase in annual LIBOR interest rates would increase our annual interest expense by approximately $18.9 million excluding the effects of capitalization of interest.

Foreign Currency Exchange Rate Risk

As of September 30, 2013, we had foreign currency options, including call options with deferred premiums and a collar, to hedge the exposure to volatility in foreign currency exchange rates related to our ship construction contracts denominated in euros. These derivatives hedge the foreign currency exchange rate risk on a portion of the final payments on our ship construction contracts. For the call option contracts, if the spot rate at the date the ships are delivered is less than the strike price we would pay the deferred premiums and not exercise the options. For the collar, if the spot rate at the date the ships are delivered is more than the put option strike price and less than the call option strike price, neither the put or call option will be exercised. As of September 30, 2013, the remaining payments not hedged aggregate €1,601.0 million, or $2,165.7 million based on the euro/U.S. dollar exchange rate as of September 30, 2013. We estimate that a 10% change in the euro as of September 30, 2013 would result in a $216.6 million change in the U.S. dollar value of the foreign currency denominated remaining payments.

Fuel Price Risk

Our exposure to market risk for changes in fuel prices relates to the forecasted purchases of fuel on our ships. Fuel expense, as a percentage of our total cruise operating expense, was 18.2% for each of the nine months ended September 30, 2013 and 2012, respectively. From time to time, we use fuel derivative agreements to mitigate the financial impact of fluctuations in fuel prices. As of September 30, 2013, we had hedged approximately 93%, 64%, 51% and 15% of our 2013, 2014, 2015 and 2016 projected metric tons of fuel purchases, respectively. We estimate that a 10% increase in our weighted-average fuel price would increase our anticipated 2013 fuel expense by $7.5 million. This increase would be partially offset by an increase in the fair value of our fuel swap agreements and fuel collars and options of $6.4 million. Fair value of our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms such as maturity, as well as other inputs such as fuel types, fuel curves, creditworthiness of the counterparty and the Company, as well as other data points.

BUSINESS

Our Company

Norwegian Cruise Line Holdings Ltd. is a Bermuda limited company formed as a holding company in 2011, which now owns 100% of the ordinary shares of NCL Corporation Ltd., a Bermuda limited company formed in 2003, with predecessors dating from 1966. We are a leading global cruise line operator, offering cruise experiences for travelers with a wide variety of itineraries in North America (including Alaska and Hawaii), the Mediterranean, the Baltic, Central America, Bermuda and the Caribbean. We strive to offer an innovative and differentiated cruise vacation with the goal of providing our guests the highest levels of overall satisfaction on their cruise experience. In turn, we aim to generate the highest guest loyalty and greatest numbers of repeat guests. We created a distinctive style of cruising called “Freestyle Cruising” onboard all of our ships, which we believe provides our guests with the freedom and flexibility associated with a resort style atmosphere and experience as well as more dining options than a traditional cruise. We established the very first private island developed by a cruise line in the Bahamas with a diverse offering of activities for guests. We are also the only cruise line operator to offer an entirely inter-island itinerary in Hawaii.

By providing such a distinctive experience and appealing combination of value and service, we straddle both the contemporary and premium segments. As a result, we have been recognized for our achievements as the recipient of multiple honorary awards mainly consisting of reviews tabulated from the readers of travel periodicals such as Travel Weekly, Condé Nast Traveler, and Travel + Leisure. We were rated as the favorite cruise line by Budget Travel, and best for family cruises by Family Circle, Yahoo! Travel, and Today Travel. In addition, we were recognized as Europe’s leading cruise line six years in a row by the World Travel Awards and identified as the cruise line with the best use of a social media platform by Travel + Leisure. Norwegian Epic, which was launched in 2010, was recognized as “Best Overall Individual Cruise Ship” by the Travel Weekly Readers’ Choice Awards two years in a row.

We offer a wide variety of cruises ranging in length from one day to three weeks. During 2012, we docked at 114 ports worldwide, with itineraries originating from 15 ports of which 11 are in North America. In line with our strategy of innovation, many of these North American ports are part of our “Homeland Cruising” program in which we have homeports that are close to major population centers, such as New York, Boston and Miami. This reduces the need for vacationers to fly to distant ports to embark on a cruise and helps reduce our guests’ overall vacation cost. We offer a wide selection of exotic itineraries outside of the traditional cruising markets of the Caribbean and Mexico; these include cruises in Europe, including the Mediterranean and the Baltic, Bermuda, Alaska, and the industry’s only entirely inter-island itinerary in Hawaii with our U.S.-flagged ship, Pride of America. This itinerary is unparalleled in the cruise industry, as all other vessels from competing cruise lines are registered outside the U.S. and are required to dock at a distant foreign port when providing their guests with a Hawaii-based cruise itinerary.

Each of our 12 modern ships has been purpose-built to consistently deliver our “Freestyle Cruising” product offering across our entire fleet, which we believe provides us with a competitive advantage. By focusing on “Freestyle Cruising,” we have been able to achieve higher onboard spend levels, greater customer loyalty and the ability to attract a more diverse clientele.

As a result of our strong operating performance over the last four years, the growing demand we see for our distinctive cruise offering and the rational supply outlook for the industry, we believe that it is an optimal time to add new ships to our fleet. In 2010, we launched a newbuild program for the next generation of Freestyle Cruising vessels. We placed an order with Meyer Werft for two new cruise ships: Norwegian Breakaway, which was delivered in April 2013 and Norwegian Getaway, which is scheduled for delivery in January 2014. This ship will be approximately 144,000 Gross Tons with 4,000 Berths at an aggregate cost of approximately €627.7 million, or $849.1 million based on the euro/U.S. dollar exchange rate as of September 30, 2013.

We also have orders with Meyer Werft for two additional ships for delivery in the fourth quarter of 2015 and the first quarter of 2017. These ships, Norwegian Escape and Norwegian Bliss, will be the largest in our fleet at approximately 163,000 Gross Tons with 4,200 Berths each and will be similar in design and innovation to our Breakaway Class Ships. The combined contract cost of these two additional ships is approximately €1.4 billion, or $1.9 billion based on the euro/U.S. dollar exchange rate as of September 30, 2013. We have export credit financing in place that provides financing for 80% of their contract price.

As of September 30, 2013, we have one of the most modern fleets of cruise ships in the industry among the Major North American Cruise Brands, with a weighted-average age of 7.8 years. Following the delivery of Norwegian Getaway, we will have the youngest fleet among the Major North American Cruise Brands. Norwegian Getaway joins Norwegian Breakaway as the latest generation of “Freestyle Cruising” ships and includes some of the most popular elements of our recently delivered ships together with new and differentiated features.

Our senior management team has delivered consistent growth and has driven measurable improvements in operating metrics and cash flow generation across several different operating environments. Under the leadership of our President and Chief Executive Officer, Kevin M. Sheehan, we significantly differentiated the Norwegian brand, largely with the “Freestyle Cruising” concept that accelerated revenue growth and contributed to improving our operating income margins by approximately 1,370 basis points since the beginning of 2008 through the end of 2012. Our management team was augmented in key areas such as Sales, Marketing, Hotel Operations and Finance and has since implemented major initiatives such as enhancing onboard service and amenities across the fleet, expanding our European presence and overseeing a newbuild program that included the successful launch in April 2013 of our most innovative ship to date, Norwegian Breakaway.

For the twelve months ended September 30, 2013, we generated total revenue of $2,473.1 million, Net Revenue of $1,846.1 million, net income of $66.7 million, Adjusted Net Income of $256.4 million, Adjusted EBITDA of $626.6 million and an Adjusted EBITDA Margin of 25.3%. For the nine months ended September 30, 2013, we generated total revenue of $1,969.9 million, Net Revenue of $1,468.9 million, net income of $65.6 million, Adjusted Net Income of $255.3 million, Adjusted EBITDA of $523.1 million and an Adjusted EBITDA Margin of 26.6%. For the nine months ended September 30, 2012, we generated total revenue of $1,773.1 million, Net Revenue of $1,314.6 million, net income of $167.5 million, Adjusted Net Income of $167.5 million and Adjusted EBITDA of $452.2 million and an Adjusted EBITDA Margin of 25.5%. This represents an increase of approximately 110 basis points in period over period Adjusted EBITDA Margin as a result of improved ticket pricing and onboard spending coupled with various business improvement, product enhancement and cost reduction initiatives. We refer you to note 5 and note 6 under “Prospectus Summary—Summary Consolidated Financial Data” included elsewhere in this prospectus for a reconciliation of Adjusted EBITDA and Adjusted Net Income to net income attributable to Norwegian Cruise Line Holdings Ltd.

Our Industry

We believe that the cruise industry demonstrates the following positive fundamentals:

Strong Growth with Low Penetration and Significant Upside

Cruising is a vacation alternative with broad appeal, as it offers a wide range of products and services to suit the preferences of vacationing guests of all ages, backgrounds and interests. Since 1980, cruising has been one of the fastest growing segments of the North American vacation market. According to CLIA, in 2012 approximately 17.2 million passengers took cruises on CLIA member lines versus 7.2 million passengers in 2000, representing a compound annual growth rate of approximately 7.5%. Based on CLIA’s research, we believe that cruising is under-penetrated and represents approximately 12% of the North American vacation market. As measured in Berths, the cruise industry is relatively nascent compared to the wide variety of much more established vacation travel destinations across North America.

According to the Orlando/Orange County Convention & Visitors Bureau and the Las Vegas Convention and Visitors Authority, there are approximately 267,000 rooms in just Orlando and Las Vegas combined. By comparison, the estimated Major North American Cruise Brands’ capacity in terms of Berths is approximately 241,000. In addition, according to industry research, only 24% of the U.S. population has ever taken a cruise and we believe this percentage should increase. The European vacation market, the fastest growing market globally, remains under-penetrated by the cruise industry, with approximately 1% of Europeans having taken a cruise in a given year, compared with 3% of the population in the U.S. and Canada. We believe that improving leisure travel trends along with a relatively low supply outlook in the near term from the Major North American Cruise Brands lead to an attractive business environment for our Company to operate in.

Attractive Demographic Trends to Drive Cruising Growth

The cruise market is comprised of a broad spectrum of guests and appeals to virtually all demographic categories. Based on CLIA’s 2011 Cruise Market Profile Study, the target North American cruise market, defined as households with income of $40,000 or more headed by a person who is at least 25 years old, is estimated to be 132.9 million people. Also according to the study, the average cruise customer has a household income of $109,000. It is our belief that “Freestyle Cruising” will help us attract the younger generations who we believe are more likely to enjoy greater levels of freedom from our “Freestyle Cruising” product offering than was traditionally offered within the cruise industry.

Significant Value Proposition and High Level of Guest Satisfaction

We believe that the cost of a cruise vacation, relative to a comparable land-based resort or hotel vacation in Orlando or Las Vegas, offers an exceptional value proposition. When one considers that a typical cruise, for an all-inclusive price, offers its guests transportation to a variety of destinations, hotel-style accommodations, a generous diversity of food choices and a selection of daily entertainment options, this is compelling support for the cruise value proposition relative to other leisure alternatives. Cruises have become even more affordable for a greater number of North American guests over the past few years through the introduction of “Homeland Cruising,” which eliminates the cost of airfare commonly associated with a vacation. According to CLIA’s 2011 study, approximately 70% of persons who have taken a cruise rate cruising as a high-value vacation alternative. In this same survey, CLIA reported that approximately 80% of cruise passengers agree that a cruise vacation is a good way to sample various destinations that they may visit again on a land-based vacation.

High Barriers to Entry

The cruise industry is characterized by high barriers to entry, including the existence of several established and recognizable brands, the large investment to build a new, sophisticated cruise ship, the long lead time necessary to construct new ships and limited newbuild shipyard capacity. Based on new ship orders announced over the past several years, the cost to build a cruise ship can range from approximately $500 million to $1.4 billion or approximately $200,000 to $425,000 per Berth, depending on the ship’s size and quality of product offering. The construction time of a newbuild ship is typically between 27 and 36 months and requires significant upfront cash payments to fund construction costs before revenue is generated. In addition, the shipbuilding industry is experiencing tightened capacity as the size of ships increases and the industry consolidates, with virtually all new capacity added in the last 20 years having been built by one of three major European shipbuilders.

Varied Segments and Brands

The different cruise lines that make up the global cruise vacation industry have historically been segmented by product offering and service quality into “contemporary,” “premium” and “luxury” brands. The contemporary segment generally includes cruises on larger ships that last seven days or less, provides a casual ambiance and is less expensive on average than the premium or luxury segments. The premium segment is generally characterized by cruises that last from seven to 14 nights with a higher quality product offering than the contemporary segment, appealing to a more affluent demographic. The luxury segment generally offers the highest level of service and quality, with longer cruises on the smallest ships. In classifying our competitors within the Major North American Cruise Brands, the contemporary segment has historically included Carnival Cruise Lines and Royal Caribbean International. The premium segment has historically included Celebrity Cruises, Holland America and Princess Cruises. We believe that we straddle the contemporary and premium segments as well as offer a unique combination of value and leisure services to cruise guests. Our brand offers our guests a rich stateroom mix, which includes single studios, private balconies, and luxury suites with personal butler and concierge service as more recently enhanced by The Haven. As part of our “Freestyle Cruising” experience, we also offer various specialty dining venues, some of which are exclusive to our suite and The Haven guests. Based on fleet counts as of September 30, 2013, the Major North American Cruise Brands together represent approximately 90% of the North American cruise market as measured by total Berths.

Our Competitive Strengths

We believe that the following business strengths will enable us to execute our strategy:

Leading Cruise Operator with High-Quality Product Offering

We believe that our modern fleet provides us with operational and strategic advantages as our entire fleet has been purpose-built for “Freestyle Cruising” with a wider range of passenger amenities relative to many of our competitors.

We believe that in recent years the distinction has been blurred between segments of the market historically known as premium and contemporary, with the Major North American Cruise Brands each offering a wide range of onboard experiences across their respective fleets. With the completion of our fleet renewal initiative, we believe that based on a number of different metrics that directly impact a guest’s onboard experience, we compare favorably against the other Major North American Cruise Brands, with many product attributes that are more in line with the premium segment.

•	Modern Fleet. With a weighted-average age of 7.8 years as of September 30, 2013 and no ships built before 1998, we have one of the most modern fleets among the Major North American Cruise Brands, which we believe allows us to offer a high-quality passenger experience with a significant level of consistency across our entire fleet.

•	Rich Stateroom Mix. As of September 30, 2013, 51% of our staterooms had private balconies representing a higher mix of outside balcony staterooms than the other contemporary brands. In addition, six of our ships offer The Haven, with suites of up to 570 square feet each. Guests staying in The Haven are provided with personal butler service and exclusive access to a private courtyard area with a private pool, sundecks, hot tubs, and a fitness center. Six of our ships also offer luxury garden suites of up to 6,694 square feet, making them the largest accommodations at sea.

•	High-Quality Service. We believe we offer a very high level of onboard service and to further enhance this service we have implemented the Norwegian Platinum Standards program. This program introduces specific standards emphasizing dedicated service, consistency in execution, and overall guest satisfaction which we believe will promote customer loyalty.

•	Diverse Selection of Premium Itineraries. In 2012, approximately 50% of our itineraries, by Capacity Days, were in more exotic, under-penetrated and less traditional locations, including Alaska, Hawaii, Bermuda and Europe, compared to the other contemporary brands which are focused primarily on itineraries in the Caribbean and Mexico. This mix of destinations is more consistent with the brands in the premium segment, and these itineraries typically attract higher Net Yields than Caribbean and Mexico sailings. We believe that this high-quality product offering positions us well in comparison to the other Major North American Cruise Brands and provides an opportunity for continued Net Yield growth.

“Freestyle Cruising”

The most important differentiator for our brand is the “Freestyle Cruising” concept onboard all 12 of our ships. The essence of “Freestyle Cruising” is to provide a cruise experience that offers more freedom and flexibility than any other traditional cruise alternative. While many cruise lines have historically required guests to dine at assigned group tables and at specified times, “Freestyle Cruising” offers the flexibility and choice to our guests who prefer to dine when they want, with whomever they want and without having to dress formally. Additionally, we have increased the number of activities and dining facilities available onboard, allowing guests to tailor their onboard experience to their own schedules, desires and tastes.

All of our ships have been custom designed and purpose-built for “Freestyle Cruising,” which we believe differentiates us significantly from our major competitors. We further believe that “Freestyle Cruising” attracts a passenger base that prefers the less structured, resort-style experience of our cruises. Building on the success of “Freestyle Cruising,” we implemented across our fleet “Freestyle 2.0” featuring significant enhancements to our onboard product offering. These enhancements include a major investment in the total dining experience; upgrading the stateroom experience across the ship; new wide-ranging onboard activities for all ages; and additional recognition, services and amenities for premium-priced balcony, suite and The Haven guests. With Norwegian Epic and Norwegian Breakaway, we have enhanced “Freestyle Cruising” by offering what we believe to be unmatched flexibility in entertainment, offering guests a wide variety of activities and performances to choose from at any time of day or night.

Established Brand Recognition

The Norwegian Cruise Line brand is well established in the cruise industry with a long track record of delivering a world class cruise product offering to its guests. We achieve high-quality feedback scores from our guests in the areas of overall service, physical ship attributes, onboard products and services, food and beverage offerings and overall entertainment and land-based excursion quality. Based on recent guest experience and loyalty reports, the quality of our guests’ experience generates high levels of customer loyalty, as demonstrated by the fact that approximately 35% of our guests are repeat guests and approximately 80% say they would recommend Norwegian Cruise Line to their friends and family. Brand recognition is also strong with over 93% of cruisers reporting familiarity with Norwegian. Additionally, our brand is known for freedom, flexibility and choice, all highly valued benefits within the cruise industry demographic.

Strong Cash Flow

Nearly all of our capital expenditures, other than those related to our newbuild projects (which are substantially financed) and the recent renovation of our private island, relate to the maintenance of our modern fleet and shoreside operations, which includes investments in our IT infrastructure and business intelligence systems. We have export credit financing in place for the Breakaway Plus Class Ships and Norwegian Getaway which will fund approximately 80% to 90% of the required pre-delivery and delivery date construction payments; as such, we expect the cost of our newbuild projects to have a minimal impact on our cash flow in the near term.

We are able to generate significant levels of cash flow due to our ability to pre-sell tickets and receive customer deposits with long lead times ahead of sailing. We also offer our guests the ability to advance book and prepay for certain services. In addition, we believe that the favorable U.S. federal income tax regime applicable to international shipping income enhances our cash flow from operations which continues to contribute significantly to deleveraging our balance sheet.

Highly Experienced Management Team

Our senior management team is comprised of executives with an average of 16 years in the cruise, travel, leisure and hospitality-related industries. Our executive team has streamlined our organization and instilled a results-driven management philosophy that promotes direct accountability and a more nimble decision-making culture that contributed in driving approximately 1,370 basis points of operating income margin expansion since the beginning of 2008 through the end of 2012. We believe our incentive plans closely align the interest of our management team and our shareholders.

Strong Sponsors with Extensive Industry Expertise

Our Sponsors or their affiliates have extensive experience investing in the cruise, leisure and travel-related industries. Affiliates of the Apollo Funds have invested significant equity and resources to the cruise and leisure industry with its investment in Prestige Cruises International, Inc. which operates through two distinct upscale cruise brands, Oceania Cruises and Regent Seven Seas Cruises. In addition, affiliates of both Apollo and TPG have investments in Caesars Entertainment Corporation (“Caesars Entertainment”), with whom we have created a marketing alliance. Affiliates of TPG are also significant investors in Sabre Holdings, a leading GDS (global distribution system) and parent of Travelocity.com. Genting HK, headquartered in Hong Kong, operates a leading Asian cruise line through its subsidiary, Star Cruises Asia Holding Ltd., with destinations in Malaysia, Singapore, Hong Kong, Taiwan, Japan, Vietnam, China and Thailand. We believe that the synergies and purchasing power obtained through these affiliates have resulted in better price negotiations for us and our affiliates for selected supplies and services.

Our Business Strategies

We seek to attract vacationers by offering new products and services and creating differentiated itineraries in new markets through new and existing modern ships with the aim of delivering a better, value-added, vacation experience to our guests relative to other broad-based or land-based leisure alternatives. Our business strategies include the following:

Attractive Product Offerings

We have a long history of product development and innovation within the cruise industry as one of the most established consumer brands. We became the first cruise operator to purchase a private island in the Bahamas and offer a private beach experience to our guests; and we were the first to introduce a 2,000-Berth megaship into the Caribbean market in 1980. More recently, we pioneered new concepts in cruising over the last decade with the development of “Homeland Cruising” and the launch of “Freestyle Cruising.”

We continued to enhance our product offering with the delivery of Norwegian Epic in June 2010, which offers 21 dining options, a diverse range of accommodations and what we believe is the widest array of entertainment at sea. In addition to several differentiated full-service complimentary dining rooms, Norwegian Epic also features specialty restaurants including a classic steakhouse, sushi, Japanese teppanyaki, Brazilian churrascaria, Asian noodle bar, traditional Chinese, fine French and Italian offerings. Guest accommodations on Norwegian Epic include the groundbreaking Studios, 128 staterooms designed for solo travelers centered around the Studio Lounge, a private two-story lounge for Studio guests. On its top decks, Norwegian Epic offers a “ship within a ship” in the largest suite complex at sea; The Haven includes two decks with 60 suites and penthouses, a private pool with multiple hot tubs and sundecks, a private fitness center and steam rooms, fine dining in the Epic Club restaurant, casual outdoor dining at the Courtyard Grill, and 24-hour concierge service, all exclusively for guests of The Haven. Entertainment onboard Norwegian Epic includes a wide variety of branded entertainment for guests to choose from, including exclusive engagements with Blue Man Group, Cirque Dreams & Dinner, Legends in Concert, Nickelodeon and the improvisational comedy troupe, The Second City.

Building on the success of Norwegian Epic, Norwegian Breakaway includes many of her most popular elements, while maintaining the innovative spirit of “Freestyle Cruising” by introducing new and differentiated features. These include The Haven and a quarter-mile oceanfront boardwalk, The Waterfront, which creates outdoor seating areas for many dining venues and lounges, including our first seafood restaurant, “Ocean Blue by Geoffrey Zakarian.” The centrally located “678 Ocean Place” connects three entire decks of daytime and nighttime entertainment. Master Baker Buddy Valastro, of the popular TLC series “Cake Boss,” opened an extension of Carlo’s Bake Shop onboard. We offer our guests many of the popular entertainment venues of Norwegian Epic such as the dueling pianos of “Howl at the Moon” and new jazz and blues venues, and we also feature the 80’s-inspired rock musical “Rock of Ages,” ballroom dance experience “Burn the Floor” and “Cirque Dreams & Dinner Jungle Fantasy.” We have a strategic partnership with the Radio City Rockettes®, who christened Norwegian Breakaway. This relationship includes a marketing partnership that names Norwegian as the official cruise line of the Rockettes and Radio City Music Hall® and an exhibit showcasing the Rockettes is integrated into the ship. This relationship also includes two Rockettes sailing on select voyages and offering special fitness classes and photo opportunities.

We have completed a $25 million renovation to our private island, Great Stirrup Cay, which includes a new marina, dining and bar facility to enhance the guest experience, as well as offers new activities such as wave runners and private cabanas. The enhancements provide us with additional revenue-generating opportunities on the island.

Maximize Net Yields

We are focused on growing our revenue through various initiatives aimed at increasing our ticket prices and occupancy as well as onboard spending to drive higher overall Net Yields. To maximize passenger ticket revenue, our revenue management strategy is focused on optimizing pricing and generating demand throughout the booking curve. We utilize a base-loading strategy to fill our capacity by booking guests as early before sailing as possible. Base-loading is a strategy that focuses on selling inventory further from the cruise departure date by utilizing certain sales and marketing tactics which generate business with longer booking windows. Base-loading allows us to fill our ships earlier, which prevents discounting close to sailing dates, in order to achieve our targeted Occupancy Percentages. Our specific initiatives to achieve this include:

•	Casino Player Strategy. As part of this strategy, we have non-exclusive arrangements with approximately 130 casino partners worldwide including Caesars Entertainment, in which affiliates of both Apollo and TPG have investments, whereby loyal gaming guests are offered cruise reward certificates redeemable for cruises on our ships. Through property sponsored events and joint marketing programs, we have the opportunity to market cruises to Caesars Entertainment’s guests. These arrangements with our casino partners have the dual benefit of filling open inventory and reaching guests expected to generate above average onboard revenue through the casino and other onboard spending.

•	Strategic Relationships. Our base-loading strategy also includes strategic relationships with travel agencies and international tour operators, who commit to purchasing a certain level of inventory with long lead times.

•	Meetings, Incentives and Charters. We are increasing our focus on the meetings, incentives and charters channel, which typically books very far in advance and can represent a significant portion of the ship, or even an entire sailing, in one transaction.

We continue to focus on various initiatives to drive increased onboard revenue across a variety of areas. From the year ended December 31, 2007 to the twelve months ended September 30, 2013, our net onboard and other revenue yield increased by approximately 31% from $40.58 to $52.96 primarily due to strong performance in casino, beverage sales, shore excursions and specialty dining. Our strategy for further driving increased onboard revenue includes, among other things, generating additional casino revenue through our arrangements with our casino partners, including Caesars Entertainment and Genting HK. These arrangements incorporate marketing resources to deliver cross-company advertising and marketing campaigns to promote our brand. We also focus on optimizing the utilization of our specialty restaurants and pre-booking and pre-selling additional onboard activities. In addition, Norwegian Epic and Norwegian Breakaway have created additional onboard revenue opportunities based on our premium entertainment offerings.

Brand Expansion Through Disciplined Newbuild Program

Norwegian Getaway is under construction with Meyer Werft and is scheduled for delivery in January 2014. This ship will be approximately 144,000 Gross Tons with 4,000 Berths at an aggregate cost of approximately €627.7 million, or $849.1 million based on the euro/U.S. dollar exchange rate as of September 30, 2013. We have export credit financing in place that provides financing for 90% of its contract price.

We also have orders with Meyer Werft for two additional ships for delivery in the fourth quarter of 2015 and the first quarter of 2017. These ships, Norwegian Escape and Norwegian Bliss, will be the largest in our fleet at approximately 163,000 Gross Tons with 4,200 Berths each and will be similar in design and innovation to our Breakaway Class Ships. The combined contract cost of these two additional ships is approximately €1.4 billion, or $1.9 billion based on the euro/U.S. dollar exchange rate as of September 30, 2013. We have export credit financing in place that provides financing for 80% of their contract price.

We believe that these ships will allow us to continue to expand the reach of our brand while driving shareholder value by positioning our Company for accelerated growth with an optimized return on invested capital.

Improve Operating Efficiency and Lower Costs

We are continually focused on driving financial improvement through a variety of business improvement initiatives. These initiatives are focused on reducing costs while at the same time improving the overall product we deliver to our guests. Since the beginning of 2008, we have significantly reduced our operating cost base through various programs including contract renegotiations, overhead rationalization, and fuel consumption reduction initiatives. We hedge our fuel purchases in order to provide greater visibility of our fuel expense. As of September 30, 2013, we had hedged approximately 93%, 64%, 51% and 15% of our 2013, 2014, 2015 and 2016 projected metric tons of fuel purchases, respectively. We have also reduced our maintenance expense as a result of our fleet renewal program, as younger, more modern ships are typically less costly to maintain than older ships. Adjusted EBITDA grew to $626.6 million for the twelve months ended September 30, 2013, from $332.3 million for the year ended 2009 with an increase in Adjusted EBITDA Margin to 25.3% from 17.9%, respectively, (we refer you to note 5 under “Prospectus Summary—Summary Consolidated Financial Data” for a calculation of Adjusted EBITDA). In addition, we expect the economies of scale from Norwegian Breakaway, Norwegian Getaway and the Breakaway Plus Class Ships to drive further operating efficiencies over the long term.

Expand and Strengthen Our Product Distribution Channels

As part of our growth strategy, we are continually looking for ways to deepen and expand our customer sales channels. We continue to invest in our brand by enhancing our website and our reservation department where our travel agents and guests have the ability to book cruise vacations. We also restructured our sales and marketing organization, which included the recruiting of a new executive leadership team, to provide better focus on distribution through our primary channels: “Retail/Travel Agent,” “International,” and “Meetings, Incentives and Charters.”

•	Retail/Travel Agent. We introduced our “Partners First” program, in which we have invested in travel partners’ success with additional booking technology improvements and new marketing tools, improved communication and cooperative marketing initiatives. We also have implemented close to 100 individual projects specifically designed to improve our efficiency with the travel agency channels and our guests, ranging from more timely commission payments to aggressive call center quality monitoring. We restructured our travel agent sales force with specific expertise and we also have gained access to a significantly larger number of travel partners through an outbound call center based in our Miami headquarters. We believe that our travel agent partners have witnessed a material improvement in our business practices and overall communication.

•	International. We have an international sales presence in Europe and representatives covering Latin America, Australia and Asia. We are primarily focused on increasing our business in the European market, which has grown significantly in recent years but remains under-penetrated. In Europe, we offer local itineraries year-round and our “Freestyle Cruising” has been well received. We expanded our sales force in Europe which allows us to develop our distribution in Europe in a manner similar to our U.S. operation. In support of this European strategy, we deployed Norwegian Epic in Europe for an extended summer season in 2013. We are forging a closer distribution partnership with Genting HK to develop product distribution across the Asia Pacific region.

•	Meetings, Incentives and Charters. This channel focuses on full ship Charters as well as corporate meeting and incentive travel. These sales often have very long lead times and can fill a significant portion of the ship’s capacity, or even an entire sailing, in one transaction. In addition, this channel strengthens base-loading, which allows us to fill our ships earlier, rather than discounting close to sailing dates, in order to achieve our targeted Occupancy Percentages. In addition, we acquired Sixthman, a company specializing in developing and delivering music-oriented charters, including productions from KISS, Kid Rock and the Cayamo festival, a cruise featuring a wide variety of popular and emerging songwriters.

Across every distribution channel we are undertaking a major effort to grow demand with a targeted sales and marketing program for our premium stateroom categories, including our balcony and other premium stateroom categories, with a particular emphasis on our suites and The Haven, which have increased as a percentage of our total inventory as a result of our fleet renewal.

Our Fleet

Our ships are purpose-built ships that enable us to provide our guests with the ultimate “Freestyle Cruising” experience. Our ships have state-of-the-art passenger amenities, including up to 28 dining options together with hundreds of private balcony staterooms on each ship. As of September 30, 2013, 51% of our staterooms have private balconies representing a higher mix of outside staterooms with balconies than the other contemporary brands. Private balcony staterooms are very popular with guests and offer the opportunity for increased revenue by allowing us to charge a premium. Six of our ships offer accommodations in The Haven, with suites up to 570 square feet, which provide personal butler service and exclusive access to a private courtyard area with private pool, sundecks, hot tubs, and fitness center. In addition, six of our ships have luxury garden suites with up to 6,694 square feet, making them the largest accommodations at sea. These luxury garden suites offer three separate bedroom areas, spacious living and dining room areas, as well as 24-hour, on call butler and concierge service.

We place the utmost importance on the safety of our guests and crew. Every crew member is well trained in the Company’s stringent safety protocols and participates in weekly safety drills onboard every one of our ships. In addition, our ships utilize operational closed circuit television systems, and we use an advanced, intranet-based SEMS for shipboard and shoreside procedures and self-improvement standards.

Our new ships on order are the next-generation of “Freestyle Cruising” ships and include some of the most popular elements of our recently delivered ships together with new and differentiated features. One such feature is The Haven, which consists of luxury suites included on our Jewel Class Ships, as well as Norwegian Epic and Norwegian Breakaway. We are also introducing The Waterfront, a quarter-mile oceanfront boardwalk which creates outdoor seating areas for many dining venues and lounges. The centrally located “678 Ocean Place” connects three entire decks of daytime and nighttime entertainment.

Continuing our tradition of new product development and the extension of the Norwegian Cruise Line brand, Norwegian Breakaway offers our guests many of the popular entertainment venues of Norwegian Epic such as the dueling pianos of “Howl at the Moon” and new jazz and blues venues, and also features the 80’s-inspired rock musical “Rock of Ages,” ballroom dance experience “Burn the Floor” and “Cirque Dreams & Dinner Jungle Fantasy.” Norwegian Breakaway homeports year-round in New York City with many elements of New York incorporated into its offerings.

The hull art design is by famed New York artist Peter Max, New York-based celebrity chef Geoffrey Zakarian has created our first seafood-centric dining venue, “Ocean Blue by Geoffrey Zakarian” and Master Baker Buddy Valastro of the popular TLC Series “Cake Boss,” opened an extension of Carlo’s Bake Shop onboard. The Radio City Rockettes® christened Norwegian Breakaway and an exhibit showcasing the Rockettes is integrated into the ship. This relationship also includes two Rockettes sailing on select voyages and offering special fitness classes and photo opportunities. Continuing our commitment to Miami, Norwegian Getaway, sister ship to Norwegian Breakaway, with hull artwork designed by Miami artist David “LEBO” LeBatard, will homeport year-round in Miami along with Norwegian Sky.

The table below provides a brief description of our ships and areas of operation based on 2013 itineraries:

Ship(1)	Year Built	Berths	Gross Tons	Primary Areas of Operation
Norwegian Breakaway(2)	2013	4,000	144,000	Bahamas, Bermuda, Caribbean and Florida
Norwegian Epic	2010	4,100	155,900	Caribbean, Europe
Norwegian Gem	2007	2,400	93,500	Bahamas, Canada, Caribbean and New England
Norwegian Pearl	2006	2,400	93,500	Alaska, Bahamas, Caribbean, Pacific Coastal and Panama Canal
Norwegian Jade	2006	2,400	93,600	Europe
Norwegian Jewel	2005	2,380	93,500	Alaska, Caribbean, Pacific Coastal and Panama Canal
Pride of America	2005	2,140	80,400	Hawaii
Norwegian Dawn	2002	2,340	92,300	Bermuda, Canada, Caribbean and New England
Norwegian Star	2001	2,350	91,700	Bermuda, Caribbean, Europe, Mexican Riviera and Panama Canal
Norwegian Sun	2001	1,940	78,300	Caribbean, Pacific Coastal and Panama Canal
Norwegian Sky	1999	2,000	77,100	Bahamas
Norwegian Spirit	1998	2,020	75,300	Caribbean, Europe

(1)	The table does not include Norwegian Getaway, Norwegian Escape or Norwegian Bliss.
(2)	Norwegian Breakaway was delivered on April 25, 2013.

Itineraries

We offer cruise itineraries ranging from one day to three weeks calling on over 100 worldwide locations, including destinations in the Caribbean, Bermuda, the Bahamas, Mexico, Alaska, Europe, Hawaii, New England, Central America, North Africa and Scandinavia. We have developed, and are continuing to develop, innovative itineraries to position our ships in new and niche markets as well as in the mainstream markets throughout the Americas and Europe. For the year ended December 31, 2012, approximately 50% of our itineraries, by Capacity Days, were in more exotic, under-penetrated and less traditional locations (areas outside of the Caribbean and Bahamas) which we believe allows us to generate higher Net Yield.

Ports and Facilities

We have an agreement with the Government of Bermuda whereby two of our ships are permitted weekly calls in Bermuda through 2018 from Boston, Baltimore, Charleston and New York. In addition, we own a private island in the Bahamas, Great Stirrup Cay, which we utilize as a port-of-call on some of our itineraries. We have a contract with the New York City Economic Development Corporation pursuant to which we receive preferential berthing rights on specific piers at the city’s passenger ship terminals. These preferential berthing rights provide us with the ability to elect specific terminals, piers, and operating days 15 months in advance of such scheduled future sailings. Furthermore, we have contracts with the Port of New Orleans and the Port of Miami pursuant to which we receive preferential berths to the exclusion of other vessels for certain specified days of the week at the cities’ cruise ship terminals. The preferential berthing rights provide us with priority use of selected cruise ship terminals and operating days 12 months in advance of such scheduled future sailings. We have a concession permit with the U.S. National Park Service whereby our ships are permitted to call on Glacier Bay 22 times through September 30, 2019 during each summer cruise season. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary. The $25 million renovation to our private island, Great Stirrup Cay, includes a new dining and bar facility to enhance the guest experience, as well as offering new activities such as wave runners and private cabanas. The enhancements will provide us with additional revenue generating opportunities on the island.

Revenue Management Practices

Our cruise ticket prices generally include cruise fare and a wide variety of onboard activities and amenities, including meals and entertainment. In some instances, cruise ticket prices include round-trip airfare to and from the port of embarkation. Prices vary depending on the particular cruise itinerary, stateroom category selected and the time of year that the voyage takes place. We generate additional revenue on our ships principally from casino operations, beverage sales, specialty dining, shore excursions, gift shop purchases, spa services and other similar items.

Passenger Ticket Revenue

We base our ticket pricing and revenue management on a strategy that encourages travelers to book early and secure attractive savings. This is accomplished through a revenue management system designed to maximize Net Yield by matching projected availability to anticipated passenger demand. We perform extensive analyses of our databases in order to determine booking history and trends by sailing, stateroom category, travel partner, market segment, itinerary and distribution channel. In addition, we establish a set of stateroom categories throughout each cruise ship and price our cruise fares on the basis of these stateroom categories. Typically, the initial published fares are established at least 18 months in advance of the departure of a cruise at a level which, under normal circumstances, would provide a high occupancy. If the rate at which stateroom inventory is sold differs from expectations, we will raise or lower the prices of each stateroom category accordingly. This can be done through promotions, special rate codes, opening and closing categories, or price changes. Our revenue management tool, which is typical of what is used by our major competitors in North America, tracks and forecasts overall booking demand and provides optimal pricing and selling limit recommendations on a daily basis. The system allows us to better optimize our booking curve and shorten the time to implement pricing decisions, and is designed to optimize revenue for the full range of stateroom categories, thereby reducing the need for last minute discounting to fill ships.

Onboard and Other Revenue

Ticket prices typically include cruise accommodations, meals in certain dining facilities and many onboard activities such as entertainment, pool-side activities and various sports programs. We generate additional revenue on our ships principally from casino operations, beverage sales, specialty dining, shore excursions, gift shop purchases, spa services and other similar items. Onboard and other revenue is an important component of our revenue base representing 29.5% of our 2012 total revenue. To maximize onboard revenue, we use various cross marketing and promotional tools and are supported by point-of-sale systems permitting “cashless” transactions for the sale of these onboard products and services. Food and beverage, gaming and shore excursions are managed directly by the Company while retail shops, spa services, art auctions and internet services are managed through contracts with third-party concessionaires. These contracts generally entitle us to a fixed percentage of the gross sales derived from these concessions.

Seasonality

The seasonality of the North American cruise industry generally results in the greatest demand for cruises during the summer months. This predictable seasonality in demand has resulted in fluctuations in our revenue and results of operations. The seasonality of our results is increased due to ships being taken out of service for regularly scheduled Dry-docks, which we typically schedule during non-peak demand periods.

Sales and Marketing

Product Distribution Channels and Sales

We sell our product through our primary distribution channels: retail/travel agent, international and meetings, incentives and charters. The retail/travel agent channel represents the majority of our ticket sales. Guests utilizing this channel book their cruises through independent travel agents who sell our itineraries on a non-exclusive, commission-based basis. Given the importance of the retail/travel agent channel, a major focus of our marketing strategy is motivating and supporting our travel agent partners. Our travel partner base is comprised of an extensive network of approximately 23,000 independent travel agencies including brick and mortar, internet-based and home-based operators located in North America, South America, Europe, Asia and Australia.

We implemented close to 100 projects specifically designed to improve efficiency with our travel partners and guests, ranging from more timely commission payments to aggressive call center quality monitoring. We also restructured our travel agent sales force, allowing us to more effectively support the larger accounts with specific expertise and also gain access to a significantly larger number of travel partners through an outbound call center.

Outside of the U.S., we have an international sales presence in Europe and representatives covering Latin America, Australia and Asia. We are primarily focused on increasing our business in the United Kingdom and Continental Europe markets, which have grown significantly in recent years and where we now offer local itineraries year-round. We have modified our itineraries to increase demand by appealing to guests in different markets including the United Kingdom, Italy, Germany and Spain. We have had success with our base-loading initiatives in Europe, where our “Freestyle Cruising” has been well received, and are in the process of building our sales force in Europe.

Finally, our meetings, incentives and charters channel focuses on full ship Charters as well as corporate meeting and incentive travel. These sales often have very long lead times and can represent a significant portion of the ship, or even an entire sailing, in one transaction. In addition, this channel strengthens base-loading, which allows us to fill our ships earlier, rather than discounting close to sailing dates, in order to achieve our targeted Occupancy Percentages.

Across all channels, we are also undertaking a major effort to grow demand with a targeted sales and marketing program for our premium stateroom categories, including The Haven, which have increased significantly as a percentage of our total inventory as a result of our fleet renewal.

Supporting our sales efforts across several distribution channels are our call centers located in Florida, Arizona, the United Kingdom and Germany with approximately 700 personnel oriented towards servicing travel agents. We believe that our diverse locations should minimize risks associated with natural disasters, labor markets and other factors which could impact the operation of our call centers.

Marketing, Brand Communications and Advertising

Our marketing department works to enhance our brand awareness and increase levels of engagement and understanding of our product and services among consumers, trade and travel partners. Core areas within the department include brand strategy, advertising and media, marketing communications, direct marketing, customer loyalty, website/interactive and market research. All marketing supports our comprehensive brand platform created expressly to leverage our unique “Freestyle Cruising” concept. With this emphasis, we launched a new brand platform in October 2011, “Cruise Like a Norwegian,” which is intended to develop community around Norwegian Cruise Line and communicates our commitment to providing an exceptional vacation experience. The media mix has included television, print, radio, digital, e-mail and direct mail.

In addition to our NCL University online, which is an informative travel partner education program, we introduced a new component to our travel partner marketing, “Partners First.” As a result, a survey with travel agents indicates we have improved in ease of doing business.

We have made significant progress in expanding our marketing reach with our online products and services. Our website, www.ncl.com, serving both our travel agency partners and guests, has been a major focus of this momentum. We are continually enhancing our website to ensure that it communicates our brand promise, promotes relevant product information and aligns with our “Cruise Like a Norwegian” and “Freestyle Cruising” messages. Our consumer and travel agency partner booking engine provides travel agency partners and guests the ability to shop and purchase any of our worldwide cruise itineraries with a more intuitive and informative online experience. We continue to develop additional functionality and tools to serve our travel agency partners and guests.

Sustainable customer loyalty of our past guests is an important element of our marketing strategy. We believe that attending to our past guests’ needs and motivations creates a cost-effective means of attracting business, particularly to our new itineraries, because past guests are familiar with our brand, products and services and often return to our ships. The Norwegian Cruise Line loyalty program has been improved and is now known as Latitudes Rewards. Improvements to the loyalty program include incentives and rewards allowing people to earn points based on the number of cruise nights, level of accommodations and certain booking windows. Members of this program receive periodic mailings with informative destination information and cruise promotions that include special pricing, shipboard credits and onboard recognition. Also, avid cruisers can use our co-branded credit card to earn upgrades and discounts.

Customer feedback and research is also a critically important element in the development of our overall marketing and business strategies. In 2008, we instituted a process for measuring and understanding key drivers of customer loyalty and satisfaction from our guests that provides valuable insights into the cruise experience. We regularly initiate custom research studies among both travel partners and consumers to assess the impact of various programs and/or to solicit feedback that helps shape future direction.

Ship Operations and Cruise Infrastructure

Ship Maintenance

In addition to routine repairs and maintenance performed on an ongoing basis and in accordance with applicable requirements, each of our ships is generally taken out of service, approximately every 24 to 60 months, for a period of one or more weeks for scheduled maintenance work, repairs and improvements performed in Dry-dock. Dry-dock duration is a statutory requirement controlled under the chapters of SOLAS and to some extent the International Load Lines Convention. Under these regulations, it is required that a passenger ship Dry-dock twice in 5 years and the maximum duration between each Dry-dock cannot exceed 3 years. However, most of our international ships qualify under a special exemption provided by the Bahamas (flag state) after meeting certain criteria set forth by the Bahamas to Dry-dock once every 5 years. To the extent practical, each ship’s crew, catering and hotel staff remain with the ship during the Dry-dock period and assist in performing repair and maintenance work. We do not earn revenue while ships are Dry-docked. Accordingly, Dry-dock work is typically performed during non-peak demand periods to minimize the adverse effect on revenue that results from ships being out of service. Dry-docks are typically scheduled in spring or autumn and depend on shipyard availability.

Suppliers

Our largest capital expenditures are for ship construction and acquisition. Our largest operating expenditures are for fuel, food and beverage, travel agent services and advertising and marketing. Most of the supplies that we require are available from numerous sources at competitive prices. In addition, owing to the large quantities that we purchase, we can obtain favorable prices for many of our supplies. Our purchases are denominated primarily in U.S. dollars. Payment terms granted by the suppliers are generally customary terms for the cruise industry.

Crew and Passenger Safety

We place the utmost importance on the safety of our guests and crew. We operate all of our vessels to meet and exceed the requirements of the SOLAS convention and the International Safety Management Code maritime standards, the international safety requirements which govern the cruise industry. Every crew member is well trained in the Company’s stringent safety protocols, participating in weekly safety drills onboard every one of our ships.

Our Captains are experienced seafarers. We further ensure that our Captains regularly undergo rigorous simulation training on navigation and bridge operations. To assist our Captains and Officers while at sea, we have extensive navigation protocols in place. Our bridge operations are based on a two-person team approach. Accordingly, there are always two officers in charge of bridge operations, mandating strict adherence to operating procedures. Furthermore, our bridge teams follow pre-set voyage plans which are thoroughly reviewed and discussed by the Captain and bridge team prior to port departures and arrivals. In addition, all of our ships employ the latest state-of-the-art navigational equipment and technology to ensure that our bridge teams have the most accurate data regarding the planned itinerary.

Prior to every cruise setting sail, we hold a mandatory safety drill for all guests during which important safety information is reviewed and demonstrated. We also show an extensive safety video which runs continuously on the stateroom televisions. Our fleet is equipped with modern navigational control and fire prevention and control systems. In recent years, our ships have continuously been upgraded and include internal and external regulatory audits. We have installed HI-FOG sprinklers in the engine rooms of the ships in our fleet, as required by the IMO regulation. The navigation centers on our ships are also equipped with voyage data recorders (“VDRs”), which are similar in concept to the black boxes used in commercial aircraft. The VDRs permit us to analyze safety incidents. Our ships utilize operational closed circuit television systems that enhance our training, assist in investigations and support the safety of guests and crew.

We have developed the SEMS. This advanced, intranet-based system establishes the policies, procedures, training, qualification, quality, compliance, audit, and self-improvement standards for all employees, both shipboard and shoreside. It also provides real-time reports and information to support the fleet and risk management decisions. Through this system, our senior managers, as well as ship management, can focus on consistent, high quality operation of the fleet. The SEMS is approved and audited annually by our classification society Det Norske Veritas (DNV), and the system also undergoes regular internal audits as well as an annual audit by the U.S. Coast Guard. We screen and train our crew to ensure crew familiarity and proficiency with the safety equipment onboard. Various safety measures have been implemented on all of our ships and additional personnel have been appointed in our ship operations departments. We believe that we are in compliance with current health and safety rules and regulations.

Insurance

We maintain insurance on the hull and machinery of our ships, which are maintained in amounts related to the estimated market value of each ship. The coverage for each of the hull and machinery policies is maintained with syndicates of insurance underwriters from the European and U.S. insurance markets.

In addition to the insurance coverage on the hull and machinery of our ships discussed above, we seek to maintain comprehensive insurance coverage at commercially reasonable rates and believe that our current coverage is at appropriate levels to protect against most of the accident-related risks involved in the conduct of our business. We carry:

•	Protection and indemnity insurance (that covers third-party liabilities), including insurance against risk of fuel spill;

•

Hull and machinery insurance, war risk insurance, including terrorist risk insurance, on each ship in an amount equal to the total insured hull value, subject to certain coverage limits, deductibles and exclusions. The terms of our war risk policies include provisions where underwriters can give seven days’ notice to the insured that the policies will be cancelled in the event of a change of risk which is typical for policies in the marine industry. Upon any proposed cancellation the insurer shall, before expiry of the seven day period, submit new terms;

•	Tour operator insurance;

•	Insurance for cash onboard; and

•	Insurance for our shoreside property and general liability risks.

We believe that all of our insurance coverage, including those noted above, is subject to market-standard limitations, exclusions and deductible levels.

The Athens Convention Relating to the Carriage of Passengers and Their Luggage by Sea (1974) (the “Athens Convention”) and the Protocol to the Athens Convention Relating to the Carriage of Passengers and Their Luggage by Sea (1976) (the “1976 Protocol”) are generally applicable to passenger ships. The U.S. has not ratified the Athens Convention; however, with limited exceptions, the 1976 Protocol may be contractually enforced with respect to cruises that do not call at a U.S. port. The International Maritime Organization Diplomatic Conference agreed to a new protocol to the Athens Convention on November 1, 2002 (the “2002 Protocol”). The 2002 Protocol, which is scheduled to take effect on April 23, 2014, establishes for the first time a level of compulsory insurance which must be maintained by passenger ship operators with a right of direct action against the insurer. No assurance can be given that affordable and secure insurance markets will be available to provide the level and type of coverage required under the 2002 Protocol. When the 2002 Protocol enters into force, we expect insurance costs will increase.

On December 31, 2012, the EU Passenger Liability Regulation became effective and requires us to carry a minimum level of financial responsibility per passenger per incident.

Trademarks

We own a number of registered trademarks relating to, among other things, the names “NORWEGIAN CRUISE LINE,” “CRUISE LIKE A NORWEGIAN,” the names of our ships (except where trademark applications for these have been filed and are pending), incentive programs and specialty services rendered on our ships and specialty accommodations such as “THE HAVEN BY NORWEGIAN.” In addition, we own registered trademarks relating to the “FREESTYLE” family of names, including, “FREESTYLE CRUISING,” “FREESTYLE DINING” and “FREESTYLE VACATION.” Other significant marks include our SCHOOL OF FISH DESIGN marks that display one fish swimming against a school of fish. We believe our “NORWEGIAN CRUISE LINE,” “CRUISE LIKE A NORWEGIAN,” “FREESTYLE CRUISING,” “FREESTYLE DINING,” and “FREESTYLE VACATION,” the names of our ships as well as the SCHOOL OF FISH DESIGN and CRUISE LIKE A NORWEGIAN logos are widely recognized throughout North America and Europe and have considerable value.

Competition

We compete in the multi-night global cruise vacation industry. Although this sector has grown significantly over the past decade, it still remains a relatively small part of the broadly defined global vacation market that has historically been dominated by land-based vacation alternatives. The different cruise brands that make up the global cruise vacation industry historically have been segmented by product offering and service quality into contemporary, premium and luxury cruises. The contemporary segment generally includes cruises on larger ships that last seven days or less, provides a casual ambiance and is less expensive than the premium or luxury segments. The premium segment generally is characterized by cruises that last from seven to 14 nights with a higher quality product offering than the contemporary segment, appealing to a more affluent demographic. The luxury segment generally offers the highest level of services and quality with longer cruises on the smallest ships.

We compete primarily with the other Major North American Cruise Brands, which together comprise approximately 90% of the North American cruise market as measured by total Berths. These brands include Carnival Cruise Lines and Royal Caribbean International which comprise the contemporary segment and Holland America, Princess Cruises and Celebrity Cruises which are part of the premium segment. As of September 30, 2013, Norwegian Cruise Line accounted for approximately 13% of the Major North American Cruise Brands’ capacity in terms of Berths. We compete against all of these operators principally on the quality of our ships, our differentiated product offering, selection of our itineraries and value proposition of our cruises.

We also face competition from non-cruise vacation alternatives, including beach resorts, golf and tennis resorts, theme parks, land-based gaming operations, and other hotels and tourist destinations.

Regulatory Issues

Registration of Our Ships

Eleven of the ships that we currently operate are registered in the Bahamas. One of our ships, Pride of America, is a U.S.-flagged ship. Our ships registered in the Bahamas are inspected at least annually pursuant to Bahamian requirements. Our U.S.-registered ship is subject to laws and regulations of the U.S. federal government and to various U.S. federal regulatory agencies, including, but not limited to, the U.S. Public Health Service and the U.S. Coast Guard. Our U.S.-flagged ship is also regulated by the Food and Drug Administration (“FDA”) and U.S. Department of Labor.

Our entire fleet is also subject to the health and safety laws and regulations of the various port locales where the ships dock. The U.S. and the Bahamas are members of the IMO and have adopted and implemented the IMO conventions relating to ocean-going passenger ships. U.S. law generally requires ships transporting passengers exclusively between and among ports in the U.S. to be built entirely in the U.S., documented under U.S. law, crewed by Americans and owned by entities that are at least 75% owned and controlled by U.S. citizens. We have been granted specific authority to operate in and among the islands of Hawaii under legislation, known as the “Hawaii Cruise Ship Provision,” which was part of the “Consolidated Appropriations Resolution, 2003” enacted in 2003 (Public Law 108-7, Division B, Title II, General Provisions—Department of Commerce, Section 211 (February 20, 2003) (117 Stat. 11,79)). The Hawaii Cruise Ship Provision permitted two partially completed ships (originally contracted for construction in a U.S. shipyard by an unrelated party), to be completed in a shipyard outside of the U.S. and documented under the U.S. flag even if the owner does not meet the 75% U.S. ownership requirement, provided that the direct owning entity is organized under the laws of the U.S. and meets certain U.S. citizen officer and director requirements. Presently, only one of the two ships completed in compliance with the Hawaii Cruise Ship Provision, Pride of America, operates as a U.S.-flagged ship. The other, Pride of Hawai’i, was transferred to the Bahamas registry and operates as Norwegian Jade. The Hawaii Cruise Ship Provision also authorized the re-documentation under the U.S. flag of one additional foreign-built cruise ship for operation between U.S. ports in the islands of Hawaii, Pride of Aloha. In May 2008, Pride of Aloha was transferred to the Bahamas registry and operates as Norwegian Sky. The Hawaii Cruise Ship Provision imposes certain requirements, including that any non-warranty work be performed in the U.S., except in case of emergency or lack of availability, and that the ship operates primarily between and among the islands of Hawaii. As a result of this exemption, our U.S.-flagged ship deployed in Hawaii is able to cruise between U.S. ports in Hawaii without the need to call at a foreign port.

Health and Environment

Our various ports of call subject our ships to international and U.S. laws and regulations relating to environmental protection, including but not limited to MARPOL. Under such laws and regulations, we are prohibited from, among other things, discharging certain materials, such as petrochemicals and plastics, into the waterways. Specifically, in the U.S., we comply with the newly implemented U.S. Environmental Protection Agency’s Vessel General Discharge permit.

Also in the U.S., we must meet the U.S. Public Health Service’s requirements, including ratings by inspectors from the Centers for Disease Control and Prevention (“CDC”) and the FDA. We believe we rate at the top of the range of CDC and FDA scores achieved by the major cruise lines. In addition, the cruise industry and the U.S. Public Health Service have agreed on regulations for food, water and hygiene to assist cruise lines in achieving the highest health and sanitation standards on cruise ships.

In 2012, we received our International Organization for Standardization’s (“ISO”) 9001:2008 certification which is the primary globally accepted standard for quality assurance and quality performance. This is a milestone which sets the stage for quality operations and guest satisfaction. Furthermore, Norwegian is certified under the ISO 14001 Standard. This voluntary standard sets requirements for establishment and implementation of a comprehensive environmental management system which we have adopted for our operations. Currently we operate under an Environmental Management Plan that is incorporated into the SEMS program.

Pursuant to FMC and U.S. Coast Guard regulations, we have covered our financial responsibility with respect to death or injury to passengers and water pollution by providing required guarantees from our insurers with respect to such potential liabilities. This includes obtaining Certificates of Financial Responsibility required by the U.S. Coast Guard relating to our ability to satisfy liabilities in cases of water pollution.

Permits for Glacier Bay, Alaska

In connection with certain of our Alaska cruise operations, we rely on concession permits from the U.S. National Park Service to operate our ships in Glacier Bay National Park and Preserve. We currently hold a concession permit allowing for 22 calls per summer cruising season through September 30, 2019. However, there can be no assurance that such permit will be renewed when necessary or that regulations relating to the renewal of such permit will remain unchanged in the future.

Security and Safety

Pursuant to provisions adopted by the IMO, all cruise ships were required to be certified as having safety procedures that comply with the requirements of the International Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”). We have obtained certificates certifying that our ships are in compliance with the ISM Code. Each such certificate is granted for a five-year period and is subject to periodic verification.

We believe that our ships currently comply with all requirements of the IMO and the U.S. and Bahamian flags, including but not limited to SOLAS, MARPOL and STCW. The SOLAS requirements are amended and extended by the IMO from time to time. For example, the International Port and Ship Facility Code (“ISPS Code”), was adopted by the IMO in December 2002 and provides for measures strengthening maritime security and places new requirements on governments, port authorities and shipping companies in relation to security issues on ships and in ports. We comply with the ISPS Code.

In addition to the requirements of the ISPS Code, the U.S. Congress enacted the Maritime Transportation Security Act of 2002 (“MTSA”), which implements a number of security measures at ports in the U.S. including measures that apply to ships registered outside the U.S. docking at ports in the U.S. The U.S. Coast Guard has published MTSA regulations that require a security plan for every ship entering the territorial waters of the U.S., provide for identification requirements for ships entering such waters and establish various procedures for the identification of crew members on such ships. We believe our fleet is in compliance with the requirements imposed upon it by the MTSA and the U.S. Coast Guard regulations. The Transportation Workers Identification Credential is a federal requirement for accessibility into and onto U.S. ports and U.S.-flagged ships. We are in compliance with this requirement.

Amendments to SOLAS required that ships constructed in accordance with pre-1974 SOLAS requirements install automatic sprinkler systems by December 31, 2005. Failure to comply with the SOLAS requirements with respect to any ship will, among other things, restrict the operations of such ship in the U.S. and many other jurisdictions. We are in compliance with these requirements.

IMO adopted an amendment to SOLAS which requires partial bulkheads on stateroom balconies to be of non-combustible construction. Existing ships are required to comply with this SOLAS amendment by the first statutory survey after July 1, 2008. All of our ships are in compliance with the SOLAS amendment. The new SOLAS regulation on Long-Range Identification and Tracking (“LRIT”) entered into force on January 1, 2008.

This allows SOLAS contracting governments a year to set up and test the LRIT system and ship operators a year to start fitting the necessary equipment or upgrading so that their ships can transmit LRIT information. Ships constructed on or after December 31, 2008 must be fitted with a system to automatically transmit the identity of the ship, the position of the ship (latitude and longitude) and the date and time of the position. Ships constructed before December 31, 2008 must be fitted with the equipment not later than the first survey of the radio installation after December 31, 2008. We are in compliance with these requirements.

Financial Requirements

The FMC requires evidence of financial responsibility for those offering transportation on passenger ships operating out of U.S. ports to indemnify passengers in the event of non-performance of the transportation. Accordingly, we are required to maintain a $15.0 million third-party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. Proposed regulations would revise the financial requirements with respect to both death/injury and non-performance coverages. Also, we have a legal requirement for us to maintain a security guarantee based on cruise business originated from the United Kingdom and have a bond with the Association of British Travel Agents currently valued at British Pound Sterling 3.2 million. We also are required to establish financial responsibility by other jurisdictions to meet liability in the event of non-performance of our obligations to passengers from those jurisdictions.

From time to time, various other regulatory and legislative changes have been or may in the future be proposed that may have an effect on our operations in the U.S. and the cruise industry in general.

Taxation

Taxation of Operating Income: In General

This discussion is based on the Code, existing final and temporary regulations thereunder, and current administrative rulings and court decisions, all as in effect on the date of this registration statement and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Unless exempt from U.S. federal income taxation, a foreign corporation is subject to U.S. federal income tax in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, collectively referred to as “shipping income,” to the extent that the shipping income is derived from sources within the U.S.

For these purposes, shipping income attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., which we refer to as U.S.-source international shipping income, will be considered to be 50% derived from sources within the U.S.

The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a U.S. port, but that calls on one or more foreign ports, will derive U.S.-source income only from the first and last legs of such cruise. However, since there are no U.S. Treasury Regulations or other U.S. Internal Revenue Service (“IRS”) guidance with respect to these rules, the applicability of the transportation income source rules described above is not free from doubt.

No portion of shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be derived from sources within the U.S. Such shipping income will not be subject to any U.S. federal income tax. Shipping income attributable to transportation exclusively between U.S. ports will be considered to be 100% derived from U.S. sources.

Unless exempt from tax under Section 883 of the Code, (i) any U.S.-sourced shipping income or any other income that is considered to be effectively connected with the conduct of a U.S. trade or business (“effectively connected income”) (as discussed below under “—Taxation in Absence of Section 883 Exemption”) would be subject to federal corporate income taxation on a net basis (generally at a 35% rate) and state and local taxes, and NCLH’s effectively connected earnings and profits may also be subject to an additional branch profits tax of 30% (the “net tax regime”) and (ii) if not considered to be effectively connected income, any U.S.-source income would be subject to a 4% tax on gross income provided under Section 887 of the Code (the “4% regime”).

The U.S.-source portion of our income that is not shipping income is generally subject to the net tax regime. U.S. Treasury Regulations list several items of income which are not considered to be incidental to the international operation of ships and, to the extent derived from U.S. sources, are subject to U.S. federal income taxes. Income items considered non-incidental to the international operation of ships include income from the sale of single-day cruises, shore excursions, air and other transportation, and pre-and post-cruise land packages. We believe that substantially all of our income currently derived from the international operation of ships is shipping income.

To the extent funds are legally available, the tax agreement governing the NCL Corporation Units provides that NCLC will make cash distributions, which we refer to as “tax distributions,” to holders of the NCL Corporation Units (including the Management NCL Corporation Units) if ownership of the NCL Corporation Units gives rise to U.S. taxable income for the holder. The U.S. taxable income attributable to NCLH’s ownership of NCL Corporation Units may be different from the relative U.S. taxable income attributable to the Management NCL Corporation Units. In that case, tax distributions may be made on a non-pro rata basis with the holders of Management NCL Corporation Units possibly receiving relative tax distributions greater than the tax distributions received by NCLH. Generally, these tax distributions will be computed based on an estimate of the taxable income, determined for U.S. federal income tax purposes, allocable to the NCL Corporation Unit holder multiplied by the U.S. federal and state income tax rate applicable to each holder, as determined in the sole discretion of NCLH.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the related regulations, a foreign corporation will be exempt from U.S. federal income taxation on its U.S.-source international shipping income if: (a) it is organized in a qualified foreign country, which is one that grants an “equivalent exemption” from tax to corporations organized in the U.S. in respect of each category of shipping income for which exemption is being claimed under Section 883 of the Code, and to which we refer as the “Country of Organization Test”; and (b) either: (1) more than 50% of the value of its stock is beneficially owned, directly or indirectly, by “qualified shareholders,” which includes individuals who are “residents” of a qualified foreign country, to which we refer as the “50% Ownership Test”; (2) one or more classes of its stock representing, in the aggregate, more than 50% of the combined voting power and value of all classes of its stock are “primarily and regularly traded on one or more established securities markets” in a qualified foreign country or in the U.S. (and certain exceptions do not apply), to which we refer as the “Publicly Traded Test”; or (3) it is a “controlled foreign corporation” and it satisfies an ownership test, to which, collectively, we refer as the “CFC Test.” In addition, U.S. Treasury Regulations require a foreign corporation and certain of its direct and indirect shareholders to satisfy detailed substantiation and reporting requirements.

Bermuda, the jurisdiction where we are incorporated, has been officially recognized by the IRS as a qualified foreign country that currently grants the requisite equivalent exemption from tax in respect of each category of shipping income we expect to earn in the future. Therefore, NCLH will satisfy the Country of Organization Test and will likely be exempt from U.S. federal income taxation with respect to our U.S.-source international shipping income if NCLH is able to satisfy any one of the 50% Ownership Test, the Publicly Traded Test or the CFC Test. As discussed further below, as of the date of this prospectus, we expect to satisfy the Publicly Traded Test.

The regulations under Section 883 of the Code provide, in pertinent part, that a corporation will meet the Publicly Traded Test if one or more classes of stock of a foreign corporation representing, in the aggregate, more than 50% of the combined voting power and value of all classes of stock are “primarily and regularly traded on one or more established securities markets” in a qualified foreign country or in the U.S. A class of stock will be considered to be “primarily traded” on an established securities market in a country if the number of shares of such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of such stock that are traded during that year on established securities markets in any other single country.

Under the regulations, a class of stock will be considered to be “regularly traded” on an established securities market if (a) such class of stock is listed on such market, (b) such class of stock is traded on such market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year, and (c) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year.

The regulations provide that the trading frequency and trading volume tests will be deemed satisfied if a class of stock is traded on an established securities market in the U.S. and is regularly quoted by dealers making a market in such stock. The regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the outstanding shares of such class of stock are owned on more than half the days during the taxable year by persons who each own 5% or more of the outstanding shares of such class of stock, to which we refer as the “Five Percent Override Rule.” The “Five Percent Override Rule” will not apply if NCLH can substantiate that the number of NCLH’s ordinary shares owned for more than half of the number of days in the taxable year (1) directly or indirectly applying attribution rules, by its qualified shareholders, and (2) by its non-5% shareholders, is greater than 50% of its outstanding ordinary shares.

As of the date of this prospectus, we expect that we will be eligible to claim the Section 883 tax exemption on the basis of the Publicly Traded Test. Since NCLH’s ordinary shares are traded on the NASDAQ Global Select Market, which is considered to be an established securities market, NCLH expects that its ordinary shares will be deemed to be “primarily traded” on an established securities market. Furthermore, we believe NCLH will meet the trading volume requirements described previously because the pertinent regulations provide that trading volume requirements will be deemed to be met with respect to a class of equity traded on an established securities market in the U.S., where the class of equity is regularly quoted by dealers who regularly and actively make offers, purchases and sales of such equity to unrelated persons in the ordinary course of business.

As of the date of this prospectus, NCLH’s direct 5% shareholders may own more than 50% of its ordinary shares. Nevertheless, we believe, and have obtained substantiation supporting such belief, that the number of NCLH’s ordinary shares owned by its non-5% shareholders and NCLH’s qualified shareholders is greater than 50% of its total outstanding ordinary shares. Based on the foregoing, as of the date of this prospectus, we believe that NCLH’s ordinary shares will be considered to be “primarily and regularly traded on an established securities market” and that NCLH and each of its corporate subsidiaries in which NCLH owns more than 50% of the value of the outstanding stock and that is organized in a qualifying foreign country will therefore qualify for the Section 883 tax exemption. However, there are factual circumstances beyond our control, including changes in the direct and indirect owners of NCLH’s ordinary shares or the status of certain of its qualified shareholders, which could cause NCLH or its subsidiaries to lose the benefit of this tax exemption. Therefore, we can give no assurance in this regard. Should any of the facts described above cease to be correct or the direct or indirect ownership of NCLH’s ordinary shares change, NCLH and its subsidiaries’ ability to qualify for the Section 883 tax exemption will be compromised. Also, it should be noted that Section 883 of the Code has been the subject of legislative modifications in past years that have had the effect of limiting its availability to certain taxpayers, and there can be no assurance that future legislation will not preclude us from obtaining the benefits of Section 883 of the Code.

In addition, because NCLH is relying on the substantial ownership by non-5% shareholders in order to satisfy the regularly traded test, there is the potential that if another shareholder becomes a 5% shareholder our qualification under the Publicly Traded Test could be jeopardized. If NCLH were to fail to satisfy the Publicly Traded Test, we could be subject to U.S. income tax on income associated with our cruise operations in the U.S. Therefore, as a precautionary matter, NCLH has provided protections in its bye-laws to reduce the risk of the Five Percent Override Rule applying. In this regard, NCLH’s bye-laws provide that no one person or group of related persons, other than the Apollo Funds, the TPG Viking Funds and Genting HK, may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 4.9% of its ordinary shares, whether measured by vote, value or number, unless such ownership is approved by its Board of Directors. In addition, any person or group of related persons that own 3% or more (or a lower percentage if required by the U.S. Treasury Regulations under the Code) of NCLH’s ordinary shares will be required to meet certain notice requirements as provided for in its bye-laws. NCLH’s bye-laws generally restrict the transfer of any of its ordinary shares if such transfer would cause NCLH to be subject to U.S. shipping income tax. In general, detailed attribution rules, that treat a shareholder as owning shares that are owned by certain other persons, are applied in determining whether a person is a 5% shareholder.

For purposes of the 4.9% limit, a “transfer” includes any sale, transfer, gift, assignment, devise or other disposition, whether voluntary or involuntary, whether of record, constructively or beneficially, and whether by operation of law or otherwise. The 4.9% limit does not apply to the Apollo Funds, the TPG Viking Funds or Genting HK. These shareholders are permitted to transfer their shares without complying with the limit subject to certain restrictions. We refer you to “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement.”

NCLH’s bye-laws provide that its Board of Directors may waive the 4.9% limit or transfer restrictions, in any specific instance. The Board of Directors may also terminate the limit and transfer restrictions generally at any time for any reason. If a purported transfer or other event results in the ownership of ordinary shares by any shareholder in violation of the 4.9% limit, or causes NCLH to be subject to U.S. income tax on shipping operations, such ordinary shares in excess of the 4.9% limit, or which would cause NCLH to be subject to U.S. shipping income tax will automatically be designated as “excess shares” to the extent necessary to ensure that the purported transfer or other event does not result in ownership of ordinary shares in violation of the 4.9% limit or cause NCLH to become subject to U.S. income tax on shipping operations, and any proposed transfer that would result in such an event would be void. Any purported transferee or other purported holder of excess shares will be required to give NCLH written notice of a purported transfer or other event that would result in excess shares. The purported transferee or holders of such excess shares shall have no rights in such excess shares, other than a right to the payments described below.

Excess shares will not be treasury shares but rather will continue to be issued and outstanding ordinary shares. While outstanding, excess shares will be transferred to a trust. The trustee of such trust will be appointed by NCLH and will be independent of NCLH and the purported holder of the excess shares. The beneficiary of such trust will be one or more charitable organizations that is a qualified shareholder selected by the trustee. The trustee will be entitled to vote the excess shares on behalf of the beneficiary. If, after a purported transfer or other event resulting in excess shares and prior to the discovery by us of such transfer or other event, dividends or distributions are paid with respect to such excess shares, such dividends or distributions will be immediately due and payable to the trustee for payment to the charitable beneficiary. All dividends received or other income declared by the trust will be paid to the charitable beneficiary. Upon the liquidation, dissolution or winding up of

NCLH, the purported transferee or other purported holder will receive a payment that reflects a price per share for such excess shares generally equal to the lesser of:

•	the amount per share of any distribution made upon such liquidation, dissolution or winding up, and

•	in the case of excess shares resulting from a purported transfer, the price per share paid in the transaction that created such excess shares, or, in the case of excess shares resulting from an event other than a purported transfer, the market price for the excess shares on the date of such event.

At the direction of NCLH’s Board of Directors, the trustee will transfer the excess shares held in trust to a person or persons, including NCLH, whose ownership of such excess shares will not violate the 4.9% limit or otherwise cause NCLH to become subject to U.S. shipping income tax within 180 days after the later of the transfer or other event that resulted in such excess shares or we become aware of such transfer or event. If such a transfer is made, the interest of the charitable beneficiary will terminate, the designation of such shares as excess shares will cease and the purported holder of the excess shares will receive the payment described below. The purported transferee or holder of the excess shares will receive a payment that reflects a price per share for such excess shares equal to the lesser of:

•	the price per share received by the trustee, and

•	the price per share such purported transferee or holder paid in the purported transfer that resulted in the excess shares, or, if the purported transferee or holder did not give value for such excess shares, through a gift, devise or other event, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the excess shares.

A purported transferee or holder of the excess shares will not be permitted to receive an amount that reflects any appreciation in the excess shares during the period that such excess shares were outstanding. Any amount received in excess of the amount permitted to be received by the purported transferee or holder of the excess shares must be turned over to the charitable beneficiary of the trust. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any excess shares may be deemed, at NCLH’s option, to have acted as an agent on its behalf in acquiring or holding such excess shares and to hold such excess shares on NCLH’s behalf.

NCLH has the right to purchase any excess shares held by the trust for a period of 90 days from the later of:

•	the date the transfer or other event resulting in excess shares has occurred, and

•	the date NCLH’s Board of Directors determines in good faith that a transfer or other event resulting in excess shares has occurred.

The price per excess share to be paid by NCLH will be equal to the lesser of:

•	the price per share paid in the transaction that created such excess shares, or, in the case of certain other events, the market price per share for the excess shares on the date of such event, or

•	the lowest market price for the excess shares at any time after their designation as excess shares and prior to the date NCLH accepts such offer.

These provisions in NCLH’s bye-laws could have the effect of delaying, deferring or preventing a change in our control or other transaction in which NCLH’s shareholders might receive a premium for their ordinary shares over the then-prevailing market price or which such holders might believe to be otherwise in their best interest. Our Board of Directors may determine, in its sole discretion, to terminate the 4.9% limit and the transfer restrictions of these provisions. While both the mandatory offer protection and 4.9% protection remain in place, no third party other than the Apollo Funds, the TPG Viking Funds or Genting HK will be able to acquire control of NCLH.

Taxation in Absence of Section 883 Exemption

If NCLH does not qualify for exemption under Section 883 of the Code as described above, (i) any U.S.-sourced shipping income or any other income that is effectively connected income (as described below) would be subject to the net tax regime and (ii) if not considered to be effectively connected income, any U.S.-source income would be subject to the 4% regime.

NCLH’s U.S.-source international shipping income would be considered effectively connected income only if it has, or is considered to have, a fixed place of business in the U.S. involved in the earning of U.S.-source international shipping income, and substantially all of its U.S.-source international shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the U.S. This would likely be the case.

U.S. Taxation of Gain on Sale of Vessels

Provided we and our subsidiaries qualify for exemption from tax under Section 883 of the Code in respect of our shipping income, gain from the sale of a vessel likewise should generally be exempt from tax under Section 883 of the Code. If, however, NCLH’s gain does not, for whatever reason, qualify for exemption under Section 883 of the Code, then such gain could be subject to either the net tax regime or 4% regime (determined under rules different from those discussed above).

Certain State, Local and Non-U.S. Tax Matters

We may be subject to state, local and non-U.S. income or non-income taxes in various jurisdictions, including those in which we transact business, own property or reside. We may be required to file tax returns in some or all of those jurisdictions. Our state, local or non-U.S. tax treatment may not conform to the U.S. federal income tax treatment discussed above. We may be required to pay non-U.S. taxes on dispositions of foreign property or operations involving foreign property may give rise to non-U.S. income or other tax liabilities in amounts that could be substantial.

Changes in Tax Laws

The various tax regimes to which we are currently subject result in a relatively low effective tax rate on our world-wide income. These tax regimes, however, are subject to change, possibly with retroactive effect. For example, legislation has recently been proposed that would eliminate the benefits of the exemption from U.S. federal income tax under Section 883 of the Code and subject all or a portion of our shipping income to taxation in the United States. Moreover, we may become subject to new tax regimes and may be unable to take advantage of favorable tax provisions afforded by current or future law.

U.S. Federal Income Taxation—U.S.-flagged Operation

Since the conversion of the entity that holds our U.S.-flagged operations to a partnership on December 15, 2009, the income derived from our U.S.-flagged operations has been subject to U.S. federal and state income taxation under the net tax regime. Income derived from our U.S.-flagged operations generally will be subject to U.S. federal and state income taxation at combined graduated rates of approximately 39%, after an allowance for deductions.

U.S. Federal Income Taxation—Net Operating Losses

As a result of the corporate reorganization, described above under “Prospectus Summary—Corporate Reorganization,” we obtained certain net operating losses (“NOLs”) of our shareholders. Section 382 of the Code places a limitation on the amount of taxable income that can be offset by NOL carryforwards after a change in control (generally greater than 50% change in ownership) of a loss corporation. Generally, after a change in control, a loss corporation cannot deduct NOL carryforwards in excess of the Section 382 limitation. Due to these change in ownership provisions, utilization of our NOL carryforwards to offset future taxable income will be subject to an annual limitation in future periods and may be limited to a significant extent. Use of our NOL carryforwards may be further limited as a result of any future equity transaction that results in a greater than 50% change in ownership.

Organizational Structure

Our corporate structure is as follows(1):

(1)	All subsidiaries are 100% owned by their immediate parent company. The NCL Corporation Units held by NCLH (as a result of NCLH’s ownership of 100% of the ordinary shares of NCLC) represent a 97.7% economic interest in NCLC as of September 30, 2013.
(2)	Ship-holding companies for our Bahamas-flagged ships.
(3)	Operates our Bahamas-flagged fleet.
(4)	Ship-holding company for our U.S.-flagged ship.
(5)	Operates our U.S.-flagged ship.
(6)	NCL America Holdings, LLC is a wholly owned indirect subsidiary of NCL Corporation Ltd.

Employees

As of September 30, 2013, we employed approximately 1,900 full-time employees worldwide in our shoreside operations. We also employed approximately 13,400 shipboard employees. Also, we refer you to “Risk

Factors—Risk factors related to our business—Amendments to the collective bargaining agreements for crew members of our fleet and other employee relation issues may adversely affect our financial results” for more information regarding our relationships with union employees and our collective bargaining agreements that are currently in place.

Property and Equipment

Information about our cruise ships, including their size and primary areas of operation, as well as information regarding our cruise ships under construction, estimated expenditures and financing may be found under “Business—Our Fleet” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Future Capital Commitments.” Information about environmental regulations and issues that may affect our utilization and operation of cruise ships may be found under “Business—Regulatory Issues—Health and Environment.”

Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida where we lease approximately 228,000 square feet of facilities. We also lease approximately (i) 24,300 square feet of office space in Sunrise, Florida for sales; (ii) 25,600 square feet of office space in Honolulu, Hawaii for administrative purposes; (iii) 9,600 square feet of office space in London, England for sales and marketing in the United Kingdom and Ireland; (iv) 11,000 square feet of office space in Wiesbaden, Germany for sales and marketing in Europe; and (v) 31,000 square feet of office space in Phoenix, Arizona for a call center. In addition, we own a private island in the Bahamas, Great Stirrup Cay, which we utilize as a port-of-call on some of our itineraries. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary.

Legal Proceedings

In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. In December 2010, the Court denied the plaintiffs’ Motion for Class Certification. In February 2011, the plaintiffs filed a Motion for Reconsideration as to the Court’s Order on Class Certification which was denied. The Court tried six individual plaintiffs’ claims, and in September 2012 awarded wages aggregating approximately $100,000 to such plaintiffs. In October 2013, the United States Court of Appeals for the Eleventh Circuit affirmed the Court’s rulings as to the denial of class certification and the trial verdict. We intend to continue to vigorously defend this action and are not able at this time to estimate the impact of these proceedings.

In May 2011, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and breach of contract. In July 2012, this action was stayed by the Court pending the outcome of the litigation commenced with the class action complaint filed in July 2009. We are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and, to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

MANAGEMENT

Our business and affairs are managed by our Board of Directors consisting of nine members, two of which are independent directors.

The following table sets forth certain information regarding our directors, executive officers and key employees as of November 15, 2013.

Name	Age	Position
Tan Sri Lim Kok Thay	62	Chairman of our Board of Directors
David Chua Ming Huat	51	Director
Marc J. Rowan	51	Director
Steve Martinez	44	Director
Adam M. Aron	59	Director
Walter L. Revell	78	Director, Chairman of the Audit Committee
Karl Peterson	42	Director
Kevin Crowe	31	Director
John Chidsey	51	Director
Kevin M. Sheehan	60	President and Chief Executive Officer
Wendy A. Beck	49	Executive Vice President and Chief Financial Officer
Andrew Stuart	50	Executive Vice President, Global Sales and Passenger Services
Daniel S. Farkas	44	Senior Vice President, General Counsel and Assistant Secretary
Maria Miller	57	Senior Vice President, Marketing
Robert Becker	53	Senior Vice President, Consumer Research

All the executive officers and key employees listed above hold their offices at the pleasure of our Board of Directors, subject to rights under any applicable employment agreements. There are no family relationships between or among any directors and executive officers. The members and the operation of our Board of Directors are controlled by certain of our shareholders as described in “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement.” Currently, our Board of Directors consists of the nine members identified above. See “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement.”

Tan Sri Lim Kok Thay became the Chairman of our Board of Directors of the Company on December 16, 2003. Since 2007, Tan Sri Lim has been Chairman and Chief Executive of Genting Berhad, a company listed on Bursa Malaysia Securities Berhad. Genting Berhad is an investment holding and management company and is principally involved, through its subsidiaries, in leisure and hospitality; gaming and entertainment businesses; development and operation of integrated resort; plantation; generation and supply of electric power; property development and management; tours and travel-related services; genomics research and development; investments; and oil and gas exploration and development activities. Since 2006, 2008 and 2005, respectively, Tan Sri Lim has also been Chairman and Chief Executive of Genting Malaysia Berhad, the Chief Executive of Genting Plantations Berhad, both of which are publicly listed companies in Malaysia, and the Executive Chairman of Genting Singapore PLC, a public company listed on the Singapore Stock Exchange. Genting Malaysia, Genting Plantations, and Genting Singapore are subsidiaries of Genting Berhad. Since 1990, Tan Sri Lim has been a director of Golden Hope Limited (acting as trustee of the Golden Hope Unit Trust) which is the principal shareholder of Genting HK; he is also the Chairman and Chief Executive Officer of Genting HK, where he focuses on long-term policies and new shipbuildings. Tan Sri Lim has been with Genting HK since its formation in 1993. Tan Sri Lim was also involved in the development of Resorts World Genting in Malaysia, formerly known as Genting Highlands Resort, and the overall concept and development of the Burswood Resort in Perth, Australia and the Adelaide Casino in South Australia. Tan Sri Lim graduated with a Bachelor of Science (Civil Engineering) degree from the University of London in 1975 and attended the Program for Management Development at the Harvard Graduate School of Business in 1979. Tan Sri Lim has over 30 years of experience investing in, managing and/or serving on the boards of directors of companies operating in the travel and leisure industries and has served as chairman of board of directors of several entities. In light of our ownership structure and Tan Sri Lim’s position with Genting HK and his experience, we believe that it is appropriate for Tan Sri Lim to serve as Chairman of our Board of Directors of the Company.

David Chua Ming Huat became a director of the Company in 2008. He has served as President of Genting HK since May 2007. Prior to that time, he was the Chief Operating Officer of Genting Berhad from September 2006 to February 2007. Before that he held key management positions in various international securities companies in Malaysia, Singapore and Hong Kong with extensive knowledge in the management of securities/futures/derivatives trading, asset and unit trusts management, corporate finance and corporate advisory business, and had served as a director and member of the Listing Committee of the MESDAQ market of Bursa Malaysia Securities Berhad. He possesses a Bachelor of Arts degree in Political Science and Economics from the Carleton University, Ottawa, Canada. Mr. Chua has over 15 years of management experience in a diverse range of industries with particular emphasis in securities trading and investments, corporate finance and corporate advisory work and has significant experience in serving on boards of directors. In light of our ownership structure and Mr. Chua’s position with Genting HK and his business experience, we believe that it is appropriate for Mr. Chua to serve as a director of the Company.

Marc J. Rowan became a director of the Company in January 2008. Mr. Rowan co-founded Apollo in 1990 and is a Senior Managing Director and Director of Apollo Global Management, LLC. Prior to 1990, he was a member of the Mergers & Acquisition group of Drexel Burnham Lambert Incorporated. In addition, Mr. Rowan currently serves on the boards of directors of the general partner of AP Alternative Assets, L.P., and on the boards of directors of Athene Holding Ltd., Athene Life Re Ltd. and Caesars Entertainment Corporation, as well as on the boards of certain other Apollo entities. He has previously served on the boards of directors of AMC Entertainment, Inc., Cablecom GmbH, Countrywide Holdings, Ltd., Culligan Water Technologies, Inc., Furniture Brands International, Mobile Satellite Ventures, LLC, National Cinemedia, Inc., National Financial Partners, Inc., New World Communications, Inc., Quality Distribution, Inc., Samsonite Corporation, SkyTerra Communications Inc., Unity Media SCA, Vail Resorts, Inc. and Wyndham International, Inc. Mr. Rowan is also active in charitable activities. He is a founding member and serves on the executive committee of the Youth Renewal Fund, is a member of the boards of directors of the National Jewish Outreach Program and the Undergraduate Executive Board of the University of Pennsylvania’s Wharton School of Business and is a member of the Board of Trustees of the New York City Police Foundation. Mr. Rowan graduated summa cum laude from the University of Pennsylvania’s Wharton School of Business with a BS and an MBA in Finance. Mr. Rowan has over 20 years of experience in the private equity industry, has focused on the analysis, assessment and capitalization of new acquisitions and existing portfolio companies and has significant experience in serving on boards of directors. In light of our ownership structure and Mr. Rowan’s position with Apollo and his business experience, we believe that it is appropriate for Mr. Rowan to serve as a director of the Company.

Steve Martinez became a director of the Company in January 2008. Mr. Martinez is a Senior Partner and Head of Asia Pacific Private Equity for Apollo. Mr. Martinez currently serves on the board of directors of Prestige Cruise Holdings, Inc., an upscale cruise line operating the Oceania and Regent Seven Seas brands; Rexnord Corporation, a diversified manufacturer of engineered products; Veritable Maritime, an owner of crude oil tankers; and Nine Entertainment, an Australia-based television broadcast and media company. He has previously served on the boards of directors of Allied Waste Industries, Goodman Global, Hayes-Lemmerz International, Hughes Telematics, and Jacuzzi Brands. Prior to joining Apollo, Mr. Martinez was a member of the Mergers and Acquisitions department of Goldman, Sachs & Co. with responsibilities in merger structure negotiation and financing. Before that he worked at Bain & Company Tokyo advising U.S. corporations on corporate strategies in Japan. Mr. Martinez received an MBA from the Harvard Business School and a BA and BS from the University of Pennsylvania and the Wharton School of Business, respectively. Mr. Martinez has over 15 years of experience analyzing and investing in public and private companies and has significant experience in serving on boards of directors. Mr. Martinez participated in the diligence of the Apollo Funds’ investment in the Company and provides our Board of Directors with insight into strategic and financial matters of interest to the Company’s management and shareholders. In light of our ownership structure and Mr. Martinez’s position with Apollo and his business experience, we believe that it is appropriate for Mr. Martinez to serve as a director of the Company.

Adam M. Aron became a director of the Company in January 2008. Since 2006 he has been Chairman and CEO of World Leisure Partners, Inc., a personal consultancy for matters related to travel and tourism, high-end real estate development, professional sports and which acts in partnership with Apollo. Mr. Aron has previously served as CEO of the Philadelphia 76ers from 2011 to 2013, Chairman of the Board and Chief Executive Officer of Vail Resorts, Inc., from 1996 to 2006; President and CEO of Norwegian Cruise Line, from 1993 to 1996; Senior Vice President of Marketing for United Airlines, from 1990 to 1993; and Senior Vice President-Marketing for Hyatt Hotels Corporation, from 1987 to 1990. Mr. Aron currently serves on the board of directors of Starwood Hotels and Resorts Worldwide and Prestige Cruise Holdings, Inc., the parent company of Oceania Cruises, Inc. and Regent Seven Seas Cruises. He is a member of the Council on Foreign Relations, and is a former member of the Young Presidents’ Organization and Business Executives for National Security. He also formerly served as First Vice Chairman of the Travel Industry Association of America; and Vice Chairman of the National Finance Committee of the Democratic Senatorial Campaign Committee for the 2008 election cycle. Mr. Aron was selected by the U.S. Secretary of Defense to participate in the Joint Civilian Orientation Conference in 2004, was appointed by the U.S. Secretary of Agriculture to serve on the board of directors of the National Forest Foundation from 2000 through 2006, and was a delegate to President Clinton’s 1995 White House Conference on Travel and Tourism. Mr. Aron received a Master’s of Business Administration degree with Distinction from the Harvard Business School and a Bachelor of Arts degree cum laude from Harvard College. Mr. Aron has 34 years of experience managing companies operating in the travel and leisure industries and provides our Board of Directors with, among other skills, valuable insight and perspective on the travel and leisure operations of the Company. In light of Mr. Aron’s business experience, we believe that it is appropriate for Mr. Aron to serve as a director of the Company.

Walter L. Revell became a director of the Company and Chairman of the Audit Committee in June 2005, having served as a director of Kloster Cruise Line and other predecessor companies since 1993. Since 1984, Mr. Revell has been Chairman of the Board and Chief Executive Officer of Revell Investments International, Inc., a diversified investment, development and management company located in Coral Gables, Florida. Since 2002, Mr. Revell has also served as a director of International Finance Bank in Miami, Florida, and became Chairman of the Board in September 2013. Since 1990, he has also served as Chairman of the Board and Chief Executive Officer of Pinehurst Development, Inc., a family owned company, and serves on the Executive Committee, the Board of Trustees and as Chairman of the Construction Committee of the Miami Science Museum. He formerly was a director of Calpine Corporation, Dycom Industries, Rinker Materials, The St. Joe Company and Sun Banks of Florida. Mr. Revell served as Secretary of Transportation for the State of Florida in the Askew Administration. He is a past Chairman of the Florida Chamber of Commerce and was a member of The Florida Council of 100 for 37 years. He served as Chairman and CEO of H.J. Ross Associates, Inc., consulting engineers, planners and scientists, and continues as Senior Advisor to T.Y. Lin International, the new parent company, in San Francisco. Mr. Revell has 40 years of business experience investing and operating in a diverse range of industries and has significant experience serving on boards of directors. In light of Mr. Revell’s business experience, we believe that it is appropriate for Mr. Revell to serve as a director of the Company.

Karl Peterson became a director of the Company in July 2008. Mr. Peterson is a senior partner of TPG where he leads the firm’s European business. He rejoined TPG in 2004 after serving as President and Chief Executive Officer of Hotwire, Inc. Mr. Peterson led Hotwire, Inc. from inception through its sale to IAC/InterActiveCorp. in 2003. Before his work at Hotwire, Inc., Mr. Peterson joined TPG in San Francisco in 1995 as a principal. He holds a bachelor’s degree from the University of Notre Dame and has previously served on the board of directors of Univision Communications, Inc. Mr. Peterson currently serves on the boards of directors of Caesars Entertainment Corporation, Sabre Holdings Corporation, Saxo Bank and TSL Education. Mr. Peterson brings to our Board of Directors extensive leadership experience, including his service on several boards of public companies, along with financial expertise. Mr. Peterson participated in the diligence of the TPG Viking Funds’ investment in the Company and provides our Board of Directors with insight into strategic and financial matters of interest to the Company’s management and shareholders. In light of our ownership structure and Mr. Peterson’s position with TPG and his business experience, we believe that it is appropriate for Mr. Peterson to serve as a director of the Company.

Kevin Crowe became a director of the Company in April 2013. Mr. Crowe joined Apollo in 2006. Mr. Crowe currently serves on the board of directors of Prestige Cruise Holdings, Inc., an upscale cruise line operating the Oceania and Regent Seven Seas brands, and Nine Entertainment, an Australia-based television broadcast and media company. He has previously served on the board of directors of Quality Distribution, Inc. Prior to joining Apollo, Mr. Crowe was a member of the Global Banking department of Deutsche Bank Securities, with responsibilities in providing debt financing for private equity acquisitions. Mr. Crowe graduated with an AB in Economics and a certificate in Finance from Princeton University. In light of our ownership structure and Mr. Crowe’s position with Apollo and his business experience, we believe that it is appropriate for Mr. Crowe to serve as a director of the Company.

John W. Chidsey became a director of the Company in April 2013. He is the executive chairman of the newly formed Red Book Connect, a company that helps the retail, restaurant and hospitality industries solve complex managerial challenges, increase operational efficiency and improve profitability through a comprehensive, cloud-based technology platform. Mr. Chidsey was previously the chairman and chief executive officer of Burger King Corporation. Prior to being named chief executive officer, he served as president and chief financial officer, and prior to that as president of the Americas and as president of North America. Prior to his appointment at Burger King Corporation in March 2004, Mr. Chidsey served as chairman and CEO for two corporate divisions at Cendant: the Vehicle Services Division, a $5.9 billion division, which included Avis Rent A Car, Budget Rent A Car Systems, PHH and Wright Express, and the Financial Services Division, a $1.4 billion division that included Jackson Hewitt. He joined Cendant in 1996 as Senior Vice President, Preferred Alliances. From 1992 to 1995, Mr. Chidsey served in various senior leadership positions with Pepsi, including as the director of finance of Pepsi-Cola Eastern Europe and the chief financial officer of PepsiCo World Trading Co., Inc. Mr. Chidsey holds a master’s of business administration degree in finance and accounting and a Juris Doctorate from Emory University, as well as a bachelor’s degree from Davidson College. He serves on the board of Instawares Holding Company in Atlanta, Georgia and on the board of HealthSouth in Birmingham, Alabama, as well as on the Board of Trustees for Davidson College in Davidson, North Carolina. Mr. Chidsey is a certified public accountant and a member of the Georgia Bar Association. In light of Mr. Chidsey’s business experience, we believe that it is appropriate for Mr. Chidsey to serve as a director of the Company.

Kevin M. Sheehan has served as the President and Chief Executive Officer of the Company since August 2010. He has served as the Chief Executive Officer of the Company since November 2008 and as President since August 2010 and previously from August 2008 through March 2009. Mr. Sheehan also served as Chief Financial Officer of the Company from November 2007 through September 2010. Prior to joining us, he spent two and a half years consulting to private equity firms including Cerberus, Fortress and Clayton Dubilier & Rice and lecturing full time at Adelphi University in New York as Distinguished Visiting Professor of Accounting, Finance and Economics. Prior to that, Mr. Sheehan served a nine-year career with Cendant as Chairman and Chief Executive Officer of their Vehicle Services Division including responsibility for Avis Rent A Car, Budget Rent A Car, Budget Truck, PHH Fleet Management and Wright Express. Prior to that he was Cendant’s Chief Financial Officer and initially served as President and Chief Financial Officer of Avis Group. He is a graduate of Hunter College and the New York University Graduate School of Business. Mr. Sheehan serves on the board of directors of GateHouse Media (NYSE: “GHS”), Dave and Buster’s and XOJET, Inc. He also serves as Chairman of the Florida Caribbean Cruise Association’s Executive Committee and on the Executive Committee of the Cruise Line International Association.

Wendy A. Beck has served as the Executive Vice President and Chief Financial Officer since September 2010. Prior to joining us, Ms. Beck served as Executive Vice President and Chief Financial Officer of Domino’s Pizza, Inc. from May 2008 to August 2010. Prior to that she served as Senior Vice President, Chief Financial Officer and Treasurer of Whataburger Restaurants, LP from May 2004 through April 2008 and served as their Vice President and Chief Accounting Officer from August 2001 through April 2004. Ms. Beck was also employed at Checkers Drive-In Restaurants, Inc. from 1993 through July 2001, serving as their Vice President, Chief Financial Officer and Treasurer from 2000 through July 2001. Ms. Beck currently sits on the board of directors and audit committee for Spartan Stores, Inc. (NASDAQ: SPTN). Ms. Beck holds a Bachelor of Science degree in Accounting from the University of South Florida and is a Certified Public Accountant.

Andrew Stuart has served as Executive Vice President, Global Sales and Passenger Services of the Company since November 2008. From April 2008 through September 2008, he held the position of Executive Vice President and Chief Product Officer. From September 2003 through March 2008, he served as Executive Vice President of Marketing, Sales and Passenger Services. Prior to that, he was our Senior Vice President of Passenger Services as well as Vice President of Sales Planning. He joined us in August 1988 in our London office holding various Sales and Marketing positions before relocating to our headquarters in Miami. Mr. Stuart earned a Bachelor of Science degree in Catering Administration from Bournemouth University, United Kingdom.

Daniel S. Farkas has served as Senior Vice President and General Counsel of the Company since February 2008 and as Assistant Secretary of the Company since 2013. Since Mr. Farkas joined us in January 2004, he has held the positions of Secretary from 2010 to 2013, Vice President and Assistant General Counsel from 2005 to 2008, and Assistant General Counsel from 2004 to 2005. Mr. Farkas was formerly a partner in the Miami offices of the law firm Mase and Gassenheimer specializing in maritime litigation. Before that he was an Assistant State Attorney for the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. Mr. Farkas currently serves on the board of directors of the Cruise Industry Charitable Foundation. Mr. Farkas earned a Bachelor of Arts degree Cum Laude with honors in English and American Literature from Brandeis University and a Juris Doctorate degree from the University of Miami.

Maria Miller has served as Senior Vice President, Marketing since June 2009. Prior to joining us, Ms. Miller served as Senior Vice President, Marketing for Dave & Buster’s Inc., from May 2003 through May 2009. Before that she was Principal and Co-Founder of the marketing consulting firm Sage Partners, LLC from February 2002 through April 2003 and served as Vice President of Marketing for Elance from July 2000 through September 2001. Ms. Miller also served as Senior Vice President, Marketing for Avis Group Holdings, Inc., from January 1998 through July 2000 and held several marketing positions at American Express Company including Vice President, Platinum Card Operations from April 1987 through October 1995. Ms. Miller holds a Bachelor of Science degree in Business Administration from New York University and an MBA from Stanford University.

Robert Becker has served as Senior Vice President, Consumer Research of the Company since March 2008. Prior to joining us, Mr. Becker held the same position at Carnival Cruise Lines from November 1999 through February 2008. Before that Mr. Becker served as Director of Consumer Research/National Accounts at Renaissance Cruise Lines from November 1996 through October 1999 and General Manager of R Travel from August 1994 through September 1996. Mr. Becker holds a Bachelor of Arts from St. Bonaventure University and an MBA from Florida Atlantic University.

Board of Directors

Our Board of Directors consists of nine directors, two of which are independent directors.

Our Board of Directors is divided into three classes, each of whose members serve for staggered three-year terms. Tan Sri Lim Kok Thay, Marc J. Rowan and John Chidsey, who is an independent director, are Class I directors, whose initial terms expire at the first annual general meeting of shareholders that is held following the IPO; Walter L. Revell, who is an independent director, Adam M. Aron and Kevin Crowe are Class II directors, whose initial terms expire at the second annual general meeting of shareholders that is held following the IPO; and Steve Martinez, Karl Peterson and David Chua Ming Huat are Class III directors, whose initial terms expire at the third annual general meeting of shareholders that is held following the IPO.

We avail ourselves of the “controlled company” exception under the NASDAQ rules, which eliminates the requirement that we have a majority of independent directors on our Board of Directors and that we have compensation and nominating and governance committees composed entirely of independent directors. Until one year from the date of effectiveness of the IPO registration statement, we are required to have a majority of independent directors on our audit committee. Beginning one year after the date of effectiveness of the IPO registration statement, we are required to have an audit committee comprised entirely of independent directors.

Pursuant to the terms of the Shareholders’ Agreement, our Board of Directors consists of nine directors, including five directors designated by the Apollo Funds, two directors designated by Genting HK and two independent directors (one designated by the Apollo Funds and one designated by Genting HK). Pursuant to the Shareholders’ Agreement, within one year following the consummation of the IPO, our Board of Directors will consist of eleven directors, including six directors designated by the Apollo Funds, two directors designated by Genting HK and three independent directors (two designated by the Apollo Funds and one designated by Genting HK).

If at any time we cease to be a “controlled company” under the NASDAQ rules, our Board of Directors will take all action necessary to comply with such NASDAQ rules, including appointing a majority of independent directors to the Board of Directors and establishing certain committees composed entirely of independent directors, in each case subject to the terms of the Shareholders’ Agreement.

In accordance with our bye-laws, the number of directors comprising our Board of Directors will be as determined from time to time by resolution of our Board of Directors, provided, that there shall be at least seven but no more than eleven directors. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of our Board of Directors, except as otherwise required by law, our bye-laws provide that a majority of the total number of directors then in office, including a majority of the directors designated by the Apollo Funds and at least one director designated by Genting HK, will constitute a quorum for all purposes. The composition of our Board of Directors and committees of our Board of Directors are subject to requirements in the Shareholders’ Agreement.

We refer you to “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement” for more information regarding the governance arrangements for the Company among our Sponsors, Genting HK, the Apollo Funds and the TPG Viking Funds, and the process for selection of directors by our Sponsors.

Committees of our Board of Directors

Audit Committee

Our audit committee consists of Walter L. Revell, Steve Martinez and John Chidsey. Our Board of Directors has determined that both Walter L. Revell and John Chidsey qualify as audit committee financial experts as defined in Item 407(d)(5) of Regulation S-K. Both Walter L. Revell and John Chidsey are independent as independence is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and under the NASDAQ rules. We intend to take such actions as may be necessary to ensure that all members of our audit committee are independent directors no later than one year after the date of effectiveness of the IPO registration statement.

The principal duties and responsibilities of our audit committee are as follows:

•	to oversee and monitor the integrity of our financial statements;

•	to monitor our financial reporting process and internal control system;

•	to appoint our independent registered public accounting firm from time to time, determine their compensation and other terms of engagement and oversee their work;

•	to oversee the performance of our internal audit function; and

•	to oversee our compliance with legal, ethical and regulatory matters.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Our Board of Directors has adopted a written charter under which the audit committee operates. A copy of the charter is available on our website: www.investor.ncl.com under “Corporate Governance.” The information that appears on our websites is not part of, and is not incorporated by reference into, this prospectus.

Compensation Committee

Our compensation committee consists of Steve Martinez, Marc J. Rowan and Tan Sri Lim Kok Thay.

The principal duties and responsibilities of our compensation committee are as follows:

•	to provide oversight and make recommendations to our Board of Directors on the development and implementation of the compensation policies, strategies, plans and programs for our key employees, executive officers and outside directors and disclosure relating to these matters and to establish and administer incentive compensation, benefit and related plans;

•	to review and make recommendations to our Board of Directors regarding corporate goals and objectives, performance and the compensation of our chief executive officer, chief financial officer and the other executive officers of us and our subsidiaries; and

•	to provide oversight and make recommendations to our Board of Directors concerning selection of officers, regarding performance of individual executives and related matters.

We avail ourselves of the “controlled company” exemption under the NASDAQ rules, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.

Our Board of Directors has adopted a written charter under which the compensation committee operates. A copy of the charter is available on our website: www.investor.ncl.com under “Corporate Governance.” The information that appears on our websites is not part of, and is not incorporated by reference into, this prospectus.

Nominating and Governance Committee

Our nominating and governance committee consists of David Chua Ming Huat, Steve Martinez and Adam M. Aron.

The principal duties and responsibilities of our nominating and governance committee are as follows:

•	to establish criteria for the Board of Directors and committee membership and recommend to our Board of Directors proposed nominees for election to our Board of Directors and for membership on committees of our Board of Directors;

•	to make recommendations regarding proposals submitted by our shareholders; and

•	to make recommendations to our Board of Directors regarding our Board of Directors’ governance matters and practices.

We avail ourselves of the “controlled company” exemption under the NASDAQ rules, which exempts us from the requirement that we have a nominating and governance committee composed entirely of independent directors.

Our Board of Directors has adopted a written charter under which the nominating and governance committee operates. A copy of the charter is available on our website: www.investor.ncl.com under “Corporate Governance.” The information that appears on our websites is not part of, and is not incorporated by reference into, this prospectus.

Board compensation

Our directors are entitled to reimbursement for their out-of-pocket expenses. Each of our directors receives an annual retainer fee of $50,000. The chairman of the audit committee receives an annual retainer fee of $10,000. Directors also receive a fee of $1,200 per committee meeting attended. Under our new long-term incentive plan, independent directors receive a one-time grant of $200,000 of restricted ordinary shares.

Code of ethical business conduct

We have adopted a Code of Ethical Business Conduct that applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer and principal accounting officer, or persons performing similar functions. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The Code of Ethical Business Conduct, which addresses the subject areas covered by the SEC’s rules, is posted on our website: www.investor.ncl.com under “Corporate Governance.” Any substantive amendment to, or waiver from, any provision of the Code of Ethical Business Conduct with respect to any senior executive or financial officer shall be posted on this website. The information that appears on our websites is not part of, and is not incorporated by reference into, this prospectus.

Compensation committee interlocks and insider participation

None of our executive officers serves as a member of our Board of Directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board of Directors or compensation committee. No interlocking relationship exists between any member of our Board of Directors or any member of the compensation committee (or other committee performing equivalent functions) of any other company.

COMPENSATION DISCUSSION AND ANALYSIS

This section describes each of the material elements of compensation awarded to, earned by or paid to our executive officers identified in the “2012 Summary Compensation” table, which we refer to in this section as our “Named Executive Officers” or “NEOs.” This section also describes the role and involvement of various parties in our executive compensation analysis and decisions, and provides a discussion of the process and rationale for the decisions of our Board of Directors to compensate our Named Executive Officers with specific types and amounts of compensation. The Named Executive Officers for 2012 were:

Kevin M. Sheehan	President and Chief Executive Officer
Wendy A. Beck	Executive Vice President and Chief Financial Officer
Andrew Stuart	Executive Vice President, Global Sales and Passenger Services
Maria Miller	Senior Vice President, Marketing
Robert Becker	Senior Vice President, Consumer Research

Our executive compensation programs have historically been determined and approved by our entire Board of Directors. Our Board of Directors historically had the authority to determine all aspects of our executive compensation program, and made all compensation decisions affecting the Named Executive Officers prior to the IPO. None of the Named Executive Officers are members of our Board of Directors or otherwise had any role in determining the compensation of other Named Executive Officers, although our Board of Directors did consider the recommendations of our President and Chief Executive Officer (the “CEO”) in setting compensation levels for our executive officers other than the CEO. Our compensation committee has the authority to determine all aspects of our executive compensation program and make all compensation decisions affecting the Named Executive Officers, and has taken over the compensation-related responsibilities previously performed by the Board of Directors.

Executive Compensation Program Objectives and Philosophy

The Company’s executive compensation arrangements are guided by the following principles and business objectives:

•	We believe that a capable, experienced and highly motivated executive management team is critical to our success and to the creation of long-term shareholder value.

•	We believe that the most effective executive compensation program is one that is designed to reward the achievement of annual, long-term and strategic goals and aligns the interests of our executives with those of our shareholders, with the ultimate objective of improving long-term shareholder value.

The Company’s executive compensation program is designed according to these principles and is intended to achieve two principal objectives: (1) effectively attract and retain executives with the requisite skills and experience to help us achieve our business objectives and develop, expand and execute business opportunities that improve long-term shareholder value; and (2) encourage executives to achieve our short-term and long-term business objectives and increase long-term shareholder value by linking executive compensation to Company performance, increases in long-term shareholder value and individual performance.

The Company’s current compensation program has three key elements, which are designed to be consistent with the Company’s compensation philosophy and business objectives: (1) base salary; (2) annual and medium-term incentive cash bonuses; and (3) long-term equity awards that are subject to both time and performance-based vesting requirements. The Company also provides nonqualified deferred compensation plan benefits, 401(k) retirement benefits, perquisites and severance benefits to the executive officers, including the Named Executive Officers.

In structuring executive compensation arrangements, our Board of Directors considers how each component meets these objectives. Base salaries, severance, retirement and nonqualified deferred compensation benefits are primarily intended to attract and retain highly qualified executives. These are the elements of our executive compensation program where the value of the benefit in any given year is not dependent on performance (although base salary amounts and benefits determined by reference to base salary may change from year to year depending on performance, among other things). We believe that in order to attract and retain top executives, we need to provide our executives with compensation levels that reward their continued service and are competitive. Some of the elements, such as base salaries, are paid out on a short-term or current basis. Other elements, such as benefits provided upon termination of employment and nonqualified deferred compensation are paid out on a longer term basis. We believe that this mix of short and long-term elements allows us to achieve our goals of attracting and retaining top executives.

Annual and medium-term incentive bonuses and long-term equity incentives are the elements of our executive compensation program that are designed to reward performance and thus the creation of shareholder value. Annual incentive bonuses are primarily intended to motivate the Named Executive Officers to achieve the Company’s annual financial objectives, although we also believe they help us attract and retain top executives. Medium-term incentive bonuses are used from time to time as an additional performance incentive and are primarily intended to motivate the Named Executive Officers to achieve specific performance objectives. Our long-term equity incentives are primarily intended to align Named Executive Officers’ long-term interests with shareholders’ long-term interests, although we also believe that they play a role in helping us to attract and retain top executives.

Our Board of Directors believes that performance-based compensation such as annual and medium-term incentive bonuses and long-term equity incentives play a significant role in aligning management’s interests with those of our shareholders. For this reason, these forms of compensation constitute a significant portion of each of our Named Executive Officers’ compensation opportunity. In determining the appropriate mix for each of our Named Executive Officers, our Board of Directors considers and assesses, among other factors, each Named Executive Officer’s responsibilities, background and experience, and value to the Company, as well as each officer’s expected level of contribution toward achieving the Company’s long-term objectives.

Compensation Consultants; Review of Relevant Compensation Data

Consistent with past practice, in 2012 neither our Board of Directors nor management retained a compensation consultant to review or recommend the amount or form of compensation paid to our executive officers, including our Named Executive Officers, or our directors. If and when we decide to retain a compensation consultant to assist us with our executive compensation programs in the future, we will conduct an independence assessment of any such compensation consultant (including an assessment of any conflicts of interest) as and to the extent required under applicable SEC and NASDAQ rules.

Our Board of Directors believes that, in order to effectively attract and retain high level executive talent, each element of the compensation program should establish compensation levels that take into account current market practices. Our Board of Directors does not “benchmark” executive compensation at any particular level in comparison with other companies. Rather, our Board of Directors familiarizes itself with compensation trends and competitive conditions through the review of non-customized third-party market surveys and other publicly available data about relevant market compensation practices. In setting compensation levels for 2012, our Board of Directors considered publicly available compensation data to determine the relative strengths and weaknesses of our compensation packages on an aggregate basis solely as a validation after determining the types and amount of compensation based on its own evaluation. In addition to a review of the general market compensation levels and practices, in setting compensation levels for 2012, our Board of Directors also relied on its extensive experience managing private equity entities and considered each executive’s level of responsibility and performance for the overall operations of the Company, historical Company practices, long-term market trends, internal pay equity, expectations regarding the individual’s future contributions, our own performance, budget considerations, and succession planning and retention strategies.

Prior to the IPO, there was no public market for NCLH’s ordinary shares, and as a result we have not been required to hold a shareholder advisory vote on our executive compensation (a “say on pay” vote). NCLH will hold a “say on pay” vote at its first annual shareholders’ meeting, and intends to consider the outcome of the “say on pay” vote when making its executive compensation decisions.

Executive Compensation Program Elements

Base Salaries

Each Named Executive Officer is party to an employment agreement that provides for a fixed base salary, subject to annual review by our Board of Directors. The initial base salary level for each Named Executive Officer was negotiated in connection with the executive joining the Company or upon a change of their responsibilities. Decisions regarding adjustments to base salaries are made at the discretion of our Board of Directors. In reviewing base salary levels for our Named Executive Officers, our Board of Directors considers and assesses, among other factors, each Named Executive Officer’s current base salary, their job responsibilities, leadership and experience, and value to our Company. In addition, as noted above, base salary levels are generally intended to be consistent with competitive market base salary levels, but are not specifically targeted or “bench-marked” against any particular company or group of companies.

After reviewing the Named Executive Officers’ base salaries in light of the current economic environment and considering the Company’s financial position, our Board of Directors determined to increase the base salaries of our Named Executive Officers by 2.5%-5% from their 2011 levels effective April 1, 2012. In connection with Mr. Sheehan’s entry into an amended employment agreement that is described below, Mr. Sheehan’s base salary was increased to $1,550,000 effective April 1, 2013. The base salaries for the other Named Executive Officers were also increased in 2013 in percentage amounts that were consistent with the base salary increases they received for 2012.

Annual Performance Incentives

Each of our Named Executive Officers, with the exception of Mr. Becker, are eligible for an annual performance incentive cash bonus opportunity pursuant to the terms of their employment agreements. The employment agreements for each of these Named Executive Officers provide that for each fiscal year of the Company, the executive is eligible to earn an incentive bonus determined by our Board of Directors in its discretion based on the attainment of performance objectives established for the fiscal year by our Board of Directors. For 2012, our Board of Directors established the applicable performance objectives under the 2012 management incentive plan. The 2012 performance objectives were based upon the achievement of certain performance goals of the Company and the individual. The annual performance incentive is used to ensure that a portion of our Named Executive Officers’ compensation is at risk, and that each Named Executive Officer has the opportunity to receive a variable amount of compensation based on our Board of Directors’ evaluation of our and the individual’s performance. Mr. Becker’s employment agreement provides for an annual bonus of $350,000.

Each year, our Board of Directors establishes the potential value of the executives’ incentive bonus opportunity, as well as the performance targets required to achieve these opportunities, which may include one or any combination of the following: (i) net income, operating income or EBITDA; (ii) return on assets, return on capital, return on equity, return on economic capital, return on other measures of capital, return on sales or other financial criteria; (iii) revenue or net sales; (iv) budget and expense management; or (v) customer or product measures. In determining the extent to which the performance measures are met for a given period, our Board of Directors exercises its judgment whether to reflect or exclude the impact of extraordinary, unusual or infrequently occurring events.

Each year, our Board of Directors also establishes non-financial performance measures for our Chief Executive Officer, and our Chief Executive Officer establishes the non-financial performance measures for each of the other applicable executive officers, including the Named Executive Officers. These measures are used by our Board of Directors to evaluate performance beyond purely financial measures, and include one or any combination of the following: (i) exceptional performance of each individual’s area of responsibility; (ii) leadership; (iii) creativity and innovation; (iv) collaboration; (v) development and implementation of growth initiatives; (vi) guest experience and loyalty; (vii) employee engagement; and (viii) other activities that are critical to driving long-term value for shareholders.

Our Board of Directors sets the value of the annual performance incentive opportunity as a percentage of the executive’s base salary. However, the actual amount that becomes payable to an executive is determined by our Board of Directors, in its sole discretion, based on the level of achievement of the Company performance goal and our Board of Directors’ assessment of the executive’s individual performance. After the end of the year, our Board of Directors reviews the Company’s actual performance against the performance goal established at the beginning of the year. Our Board of Directors also makes an assessment of performance against the non-financial goals set at the outset of the year as well as each Named Executive Officer’s performance in relation to any extraordinary events or transactions.

For 2012, our Board of Directors established a Company performance target based on EBITDA, as defined below for purposes of the management incentive plan, with the amount of each Named Executive Officer’s annual performance opportunity to be determined based on the Company’s actual EBITDA for the year as compared with the target EBITDA established by our Board of Directors. If the actual EBITDA for 2012 was less than 95% of the target EBITDA, no bonuses would be paid. If the actual EBITDA for 2012 was at least 105% of the target EBITDA, each Named Executive Officer would be eligible to receive up to their maximum bonus opportunity. For purposes of our management incentive plan, we define EBITDA as earnings before interest, other income (expense) including taxes, and depreciation and amortization before or after nonrecurring, uncontrollable or unusual items. Our Board of Directors believes that EBITDA is a useful measure as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expense and other operating income and expense. In setting the target EBITDA for 2012, our Board of Directors considered several factors, including a careful review of the annual budget and the desire to ensure continued improved performance on a year over year basis. Our Board of Directors reserved the right to adjust the goals to take into account changes in deployment of the fleet, major unforeseen and uncontrollable events and other non-recurring and extraordinary costs and revenue experienced by the Company during the year, and may make appropriate adjustments for certain non-recurring items consistent with this authority.

The following chart sets forth the EBITDA levels at which various levels of incentive payout would become available to our Named Executive Officers for 2012, with the bonus percentage amounts expressed as a percentage of the Named Executive Officer’s base salary for 2012. Between these points the payout is calculated on a sliding straight line basis. The bonus opportunity set forth in the following chart for each of the Named Executive Officers was determined by our Board of Directors, in its judgment, to be appropriate based on the target bonus amount that was negotiated by each executive in their respective employment agreement, each executive’s experience and position, and general competitive practices.

	2012
Name	Percentage of EBITDA Goal Achieved	Financial Performance Bonus	Non-Financial Performance Bonus	Total Maximum Bonus
Kevin M. Sheehan	95%	40%	10%	50%
	100%	80%	20%	100%
	102.5%	130%	20%	150%
	105%	180%	20%	200%

Wendy A. Beck	95%	20%	5%	25%
	100%	40%	10%	50%
	102.5%	65%	10%	75%
	105%	90%	10%	100%

	2012
Name	Percentage of EBITDA Goal Achieved	Financial Performance Bonus	Non-Financial Performance Bonus	Total Maximum Bonus
Andrew Stuart	95%	20%	5%	25%
	100%	40%	10%	50%
	102.5%	65%	10%	75%
	105%	90%	10%	100%

Maria Miller	95%	14%	3.5%	17.5%
	100%	28%	7%	35%
	102.5%	45.5%	7%	52.5%
	105%	63%	7%	70%

Robert Becker	—	—	—	—

For 2012, our Board of Directors established an EBITDA goal of $553.0 million which the Company determined was achieved. Estimated 2012 bonus amounts for each Named Executive Officer were paid in December of 2012, and on February 18, 2013, our compensation committee determined not to increase the amount of any Named Executive Officer’s estimated bonus amount. The final bonus amounts are reported in the “2012 Summary Compensation” table below.

Driving Demand Bonus Opportunity

In 2011, the Board of Directors approved a special one-time incentive opportunity designed to drive demand and pricing. Each one of our Named Executive Officers was granted an incentive opportunity under the program in 2011. The target bonus opportunity for each Named Executive Officer was determined in 2011 by our Board of Directors, in its judgment, to be appropriate based on each executive’s overall responsibilities, position in the Company and general competitive practices. Any bonus that becomes payable is based on a percentage of the Named Executive Officer’s base salary as of April 1, 2011, and ranges between 25%-100% of the executive’s base salary at that time.

Under the driving demand program, each Named Executive Officer is eligible to receive a cash bonus, based on performance during a single performance period that covers the 2011 and 2012 years that is based on the Company: (i) achieving its EBITDA budget for 2011 and 2012; (ii) improving its net ticket per diem; (iii) improving its guest satisfaction as measured by the Company’s Guest Satisfaction survey results; and (iv) improving its travel agent advocacy as measured by Norwegian’s Travel Agent survey results. If the Company fails to achieve its EBITDA budget for 2011 and 2012, no bonuses will be payable to the Named Executive Officers. If the Company achieves its EBITDA budget, the Named Executive Officers’ bonus amounts will be determined based on the achievement of the three other performance factors above (although Mr. Becker’s bonus will be determined solely on improvements to our net ticket per diem).

The amount of each Named Executive Officer’s bonus payment under the driving demand program was determined by our compensation committee in the first quarter of 2013 and is reported in the “2012 Summary Compensation” table below.

Long-Term Equity Incentive Compensation

Our policy has been that the long-term compensation of our executives, including our Named Executive Officers, should be directly linked to the value provided to shareholders. Accordingly, our long-term equity incentive program is intended to directly align a significant portion of the compensation of our Named Executive Officers with the interests of our shareholders by motivating and rewarding creation and preservation of long-term shareholder value with measurement to a multi-year performance period.

In 2009, we adopted the Profits Sharing Agreement which authorized us to grant profits interests in the form of Ordinary Profits Units in NCLC to certain key employees, including the Named Executive Officers. Each award of Ordinary Profits Units represented a share in any future appreciation of NCLC after the date of grant, subject to vesting conditions and once certain shareholder returns have been achieved.

On September 4, 2012, the Board of Directors granted Mr. Sheehan certain awards of Ordinary Profits Units in the amounts set forth in the “Grants of Plan-Based Awards in 2012” table below. In determining the level of awards granted to Mr. Sheehan, the Board of Directors took into account his responsibilities, background and experience as well as his expected level of contribution toward achieving the Company’s long-term objectives and the Board’s expectations as to the long-term Company performance. No Ordinary Profits Units were granted to any of the other Named Executive Officers during 2012; however, each of the Named Executive Officers was granted an award of Ordinary Profits Units in prior years, and these awards continued to serve as each executive’s long-term compensation opportunity.

The Ordinary Profits Units were generally subject to time-based vesting requirements (“TBUs”) and performance-based vesting requirements (“PBUs”). The TBUs were scheduled to vest ratably over five years, subject to the executive’s continued employment with the Company. In general, the PBUs were scheduled to vest, if at all, upon a “realization event” (which is generally defined to mean any receipt of cash dividends, distributions or sale proceeds with respect to our ordinary shares) for the Apollo Funds if the following levels of invested capital are returned to the Apollo Funds in connection with the realization event: 50% of the PBUs will vest if the Apollo Funds receive 100% of their invested capital in the Company and the remaining 50% will vest if the Apollo Funds receive 200% or more of their invested capital in the Company. These vesting provisions were established to ensure that the value realized by the Named Executive Officers would increase as the final cash return ultimately realized by the Apollo Funds and our other current shareholders increases.

In addition, during 2010, Mr. Sheehan was granted 100,000 PBUs that were scheduled to vest upon the occurrence of a “realization event” provided that the amount of realized cash received by the Apollo Funds is greater than two and one-quarter times (2.25x) the capital invested in the Company by the Apollo Funds. This award of PBUs was granted to Mr. Sheehan as a special performance incentive to motivate him to achieve a superior cash return for the Apollo Funds and NCLH’s other shareholders.

As part of the Corporate Reorganization, all outstanding profits interests granted under the Profits Sharing Agreement, including the Ordinary Profits Units described above, were exchanged for an economically equivalent number of Management NCL Corporation Units. The Management NCL Corporation Units received upon the exchange of outstanding profits interests are subject to the same time-based vesting requirements and performance-based vesting requirements described above. Subject to certain procedures and restrictions (including the vesting schedules applicable to the Management NCL Corporation Units and any applicable legal and contractual restrictions), each holder of Management NCL Corporation Units has the right to cause NCLC and NCLH to exchange the holder’s Management NCL Corporation Units for NCLH’s ordinary shares at an exchange rate equal to one ordinary share for every Management NCL Corporation Unit (or, at NCLC’s election, a cash payment equal to the value of the exchanged Management NCL Corporation Units), subject to customary adjustments for stock splits, subdivisions, combinations and similar extraordinary events. Any non-pro rata tax distributions made to a Management NCL Corporation Unit holder will reduce the amount of NCLH’s ordinary shares (or cash) that the holder would otherwise receive upon exchange. The exchange right described above is subject to (i) the filing and effectiveness of an applicable registration statement by NCLH that, in its determination, contains all the information which is required to effect a registered sale of its shares and (ii) all applicable legal and contractual restrictions. NCLH reserved for issuance a number of its ordinary shares corresponding to the number of Management NCL Corporation Units. On August 19, 2013, NCLH filed a registration statement with the SEC, which is effective, to register on a continuous basis the issuance of the ordinary shares to be received by the holders of Management NCL Corporation Units who elected or will elect to exchange.

To the extent funds are legally available, the tax agreement governing the NCL Corporation Units provides that NCLC will make cash distributions, which we refer to as “tax distributions,” to the holders of the NCL Corporation Units (including the Management NCL Corporation Units) if ownership of the NCL Corporation Units gives rise to U.S. taxable income for the holders. The U.S. taxable income attributable to NCLH’s ownership of NCL Corporation Units may be different from the relative U.S. taxable income attributable to the Management NCL Corporation Units. In that case, tax distributions may be made on a non-pro rata basis with the holders of Management NCL Corporation Units possibly receiving relative tax distributions greater than the tax distributions received by NCLH. Generally, these tax distributions will be computed based on our estimate of the taxable income, determined for U.S. federal income tax purposes, allocable to the NCL Corporation Unit holder multiplied by the U.S. federal and state income tax rate applicable to each holder, as determined in the sole discretion of NCLH.

We will not grant any additional profits interests under the Profits Sharing Agreement, and new long-term incentive awards have been and will be granted under our new long-term incentive plan described under “New Long-Term Incentive Plan” below.

Severance Arrangements and Change in Control Benefits

Each of our Named Executive Officers is employed pursuant to an employment agreement that provides for severance benefits upon an involuntary termination of the Named Executive Officer’s employment by us without cause or, for Mr. Sheehan, a termination by the executive as a result of a constructive termination. The severance benefit in each employment agreement was originally negotiated in connection with the commencement of each executive’s employment with the Company, or upon a change of their responsibilities. In each case, our Board of Directors determined that it was appropriate to provide the executive with severance benefits under the circumstances in light of each of their respective positions with the Company, general competitive practices and as part of each of their overall compensation package. The severance benefits payable to each of our Named Executive Officers upon a qualifying termination of employment generally includes a cash payment based on the executive’s base salary (and in some cases, including bonus), and continued medical benefits for the applicable severance period at the Company’s expense.

The Company does not believe that the Named Executive Officers should be entitled to any cash severance benefits merely because of a change in control of the Company. Accordingly, none of the Named Executive Officers are entitled to any such payments or benefits upon the occurrence of a change in control of the Company unless there is an actual or constructive termination of employment following the change in control.

The material terms of these benefits are described in the “Potential Payments Upon Termination or Change in Control” section of this prospectus below.

Other Elements of Compensation

Share Option Scheme for Shares of Genting HK

Certain directors and employees of Genting HK and the Company, including Mr. Stuart, were granted options to purchase shares of Genting HK under the Share Option Scheme adopted by Genting HK on August 23, 2000 (as effected on November 30, 2000 and amended on May 22, 2002). None of the Named Executive Officers other than Mr. Stuart have been granted awards under this plan. The Share Option Scheme expired on November 29, 2010, whereupon no further options can be granted under this plan. All options outstanding under this plan are vested and exercisable. These options do not relate to NCLH’s ordinary shares, and are not considered a part of our current executive compensation program.

Supplemental Executive Retirement Plan

We maintain a Supplemental Executive Retirement Plan (“SERP”), which is a legacy unfunded defined contribution plan for certain of our executives who were employed by the Company in an executive capacity prior to 2008. The SERP was frozen to future participation following that date. Messrs. Sheehan and Stuart are the only Named Executive Officers who are eligible to participate in the SERP. The SERP provides for Company contributions on behalf of the participants to compensate them for the benefits that are limited under our 401(k) Plan. We credit participants under the SERP for amounts that would have been contributed by us to the Company’s previous Defined Contribution Retirement Plan and our former 401(k) Plan without regard to any limitations imposed by the Code. Participants do not make any elective contributions under this plan.

In 2012, the Company made a contribution to the SERP for Messrs. Sheehan and Stuart, and certain amounts were paid to Messrs. Sheehan and Stuart, in lieu of being contributed to the SERP, in order to comply with and avoid adverse consequences under recently enacted applicable tax rules. The Company contribution amount for Messrs. Sheehan and Stuart for 2012 is included in the “2012 Summary Compensation” table below and the footnotes thereto. Additional information about the SERP is provided in the “Nonqualified Deferred Compensation Table” and the narrative to the table below.

Senior Management Retirement Savings Plan

We maintain a Senior Management Retirement Savings Plan (“SMRSP”), which is a legacy unfunded defined contribution plan for certain of our employees, including Mr. Stuart, who were employed by the Company prior to 2001. Mr. Stuart is the only Named Executive Officer who is eligible to participate in the SMRSP. The SMRSP provides for Company contributions on behalf of the participants to compensate them for the difference between the qualified plan benefits that were previously available under the Company’s cash balance pension plan and the redesigned 401(k) Plan. We credit participants under the SMRSP Plan for the difference in the amount that would have been contributed by us to the Company’s previous Norwegian Cruise Line Pension Plan and the qualified plan maximums of the new 401(k) Plan.

The amount of the contribution for 2012 was paid to Mr. Stuart in 2012 in order to comply with and avoid adverse consequences under recently enacted applicable tax rules. The Company contribution amount for Mr. Stuart for 2012 is included in the “2012 Summary Compensation” table below and the footnotes thereto. Additional information about the SMRSP is provided in the “Nonqualified Deferred Compensation” table and the narrative to the table below.

Benefits and Perquisites

We provide our Named Executive Officers with retirement benefits under our 401(k) Plan, participation in our medical, dental and insurance programs and vacation and other holiday pay, all in accordance with the terms of such plans and programs in effect from time to time and substantially on the same terms as those generally offered to our other employees.

In addition, the Named Executive Officers receive a cash automobile allowance, as well as coverage under the Company’s Medical Executive Reimbursement Plan which provides them with reimbursement of certain medical, dental and vision expenses. The Company believes that the level and mix of perquisites it provides to the Named Executive Officers is consistent with market compensation practices.

Share Ownership Program

We do not currently have a share ownership program in place for our Named Executive Officers.

Compensation Risk Assessment

The Company conducted a risk assessment of the Company’s compensation policies and practices and concluded that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. In particular, our Board of Directors believes that the design of the Company’s annual and medium-term performance incentive programs and long-term equity incentives provides an effective and appropriate mix of incentives to ensure our executive compensation program is focused on long-term shareholder value creation and does not encourage the taking of short-term risks at the expense of long-term results.

Compensation of Executive Officers

The “2012 Summary Compensation” table below quantifies the value of the different forms of compensation earned by or awarded to our Named Executive Officers for 2012, 2011 and 2010. The primary elements of each Named Executive Officer’s total compensation reported in the table are base salary, an annual bonus, long-term equity incentives consisting of profits interest awards and nonqualified deferred compensation benefits.

The “2012 Summary Compensation” table should be read in conjunction with the tables and narrative descriptions that follow. The Grants of Plan-Based Awards table, and the accompanying description of the material terms of our profits interests grants, provides information regarding the cash and long-term equity incentives awarded to our Named Executive Officers. The sections entitled “—Outstanding Equity Awards at December 31, 2012” and “—Options Exercises and Stock Vested in 2012” provide further information on the Named Executive Officers’ potential realizable value and actual value realized with respect to their equity awards.

2012 Summary Compensation

The following table presents information regarding compensation of each of our Named Executive Officers for services rendered during 2012, 2011 and 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Kevin M. Sheehan	2012	1,113,423	—	589,335	2,078,237	577,389	4,358,384
President and	2011	1,060,391	166,667	—	2,057,159	566,619	3,850,836
Chief Executive Officer	2010	1,018,036	166,667	1,693,040	2,036,072	427,391	5,341,206

Wendy A. Beck	2012	515,337	—	—	721,566	147,336	1,384,239
Executive Vice President and	2011	504,507	—	—	484,326	70,577	1,059,410
Chief Financial Officer	2010	125,000	250,000	704,720	—	37,116	1,116,836

Andrew Stuart	2012	488,638	—	—	684,212	175,400	1,348,250
Executive Vice President, Global	2011	476,771	133,333	—	452,932	177,338	1,240,374
Sales and Passenger Services	2010	465,826	133,333	—	465,826	151,097	1,216,082

Maria Miller	2012	372,375	—	—	465,588	22,818	860,781
Senior Vice President,	2011	363,367	—	—	241,640	24,199	629,206
Marketing	2010	355,035	—	—	248,525	24,983	628,543

Robert Becker	2012	268,696	350,000	—	256,740	21,760	897,196
Senior Vice President,	2011	262,164	350,000	—	—	14,308	626,472
Consumer Research	2010	256,132	350,000	—	—	9,981	616,113

(1)	The amounts reported for 2011 and 2010 in the “Bonus” column of the table above represent the portion of the leadership retention awards that were earned in connection with their services in 2011 and 2010 for Mr. Sheehan and Mr. Stuart. The amounts for Mr. Becker represent his annual bonus. The amount for Ms. Beck in 2010 represents the bonus that was guaranteed.

(2)	The amounts reported in the “Stock Awards” column of the table above reflect the fair value on the grant date of the profits interests awards granted to our Named Executive Officers. These values have been determined under the principles used to calculate the value of equity awards for purposes of our financial statements. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of the profits interests awards contained in Note 7, Employee Benefits and Share Option Plans, to our consolidated financial statements for the year ended December 31, 2012 included elsewhere in this registration statement.
(3)	Please see the Compensation Discussion and Analysis section above for a description of (1) the incentive bonuses awarded to the Named Executive Officers for 2012 and (2) the driving demand program incentive bonuses awarded to the Named Executive Officers in 2011 for a single performance period that covers 2011 and 2012.
(4)	The following table provides detail for the amounts reported for 2012 in the “All Other Compensation” column of the table.

Name	Auto ($)(1)	Relocation Assistance ($)(2)	Contributions to SERP ($)(3)	Contributions to SMRSP ($)(4)	Other Perquisites ($)(5)	Total ($)
Kevin M. Sheehan	27,000	—	538,132	—	12,257	577,389
Wendy A. Beck	14,400	125,343	—	—	7,593	147,336
Andrew Stuart	14,400	—	141,939	10,995	8,066	175,400
Maria Miller	14,400	—	—	—	8,418	22,818
Robert Becker	14,400	—	—	—	7,360	21,760

(1)	Represents a cash automobile allowance.
(2)	Represents amounts paid directly to the Named Executive Officer as well as relocation expenses paid directly by the Company.
(3)	Represents the Company contribution to the Company’s Supplemental Executive Retirement Plan.
(4)	Represents the Company contribution to the Company’s Senior Management Retirement Savings Plan.
(5)	Represents medical executive reimbursement, flexible credits and life insurance premiums.

Description of Employment Agreements—Salary and Bonus Amounts

Kevin M. Sheehan

Mr. Sheehan is employed as our President and Chief Executive Officer pursuant to an amended and restated employment agreement with the Company effective as of April 1, 2013. The initial term of Mr. Sheehan’s employment under the agreement is three years. On each of the first and second anniversaries of the effective date, the agreement will automatically renew for an additional year, subject to the same terms and conditions, unless either we or Mr. Sheehan does not agree on such extension and provides notice within ten days prior to the applicable anniversary date. The agreement provides for a minimum annual base salary of $1,550,000, annual performance-based bonus with a target amount equal to 100% of base salary, and participation in employee benefit plans and perquisite programs generally available to our executive officers. In addition, pursuant to the amended and restated employment agreement, Mr. Sheehan received options to purchase 500,000 ordinary shares under our new long-term incentive plan in June 2013, and will also be entitled to receive options to purchase 500,000 ordinary shares (subject to adjustment under the terms of the plan) following each annual anniversary of April 1, 2013 while employed under the agreement. All of these option grants will have an ordinary term of 10 years and will vest in four equal annual installments, subject to Mr. Sheehan’s continued employment through each vesting date and accelerated vesting under certain circumstances.

Wendy A. Beck

Ms. Beck is employed as our Executive Vice President and Chief Financial Officer pursuant to an employment agreement with the Company effective as of September 20, 2010. The initial term of Ms. Beck’s employment under the agreement is one year. The agreement renewed for an additional year on September 19,

2013 and will renew each anniversary thereafter, subject to the same terms and conditions, unless either we or Ms. Beck gives notice of non-renewal within ninety days prior to the end of the term. The agreement provides for a minimum annual base salary of $500,000, annual performance-based bonus with a target amount equal to 50% of base salary, long-term incentive compensation as determined by our Board of Directors, relocation assistance and participation in employee benefit plans and perquisite programs generally available to our executive officers.

Andrew Stuart

Mr. Stuart is employed as our Executive Vice President, Global Sales and Passenger Services pursuant to an employment agreement with the Company. The initial term of Mr. Stuart’s employment agreement is one year. The agreement renewed for an additional year on July 8, 2013 and will renew each anniversary thereafter, subject to the same terms and conditions, for additional one-year terms unless either we or Mr. Stuart gives notice of non-renewal within ninety days prior to the end of the term. The agreement provides for a minimum annual base salary of $455,620, annual performance-based bonus with a target amount equal to 50% of base salary, long-term incentive compensation as determined by our Board of Directors, and participation in employee benefit plans and perquisite programs generally available to our executive officers.

Maria Miller

Ms. Miller is employed as our Senior Vice President, Marketing pursuant to an employment agreement with the Company. The initial term of Ms. Miller’s employment under the agreement is one year. The agreement automatically renewed for an additional year on May 31, 2013 and will renew each anniversary thereafter, subject to the same terms and conditions, for additional one-year terms unless either we or Ms. Miller gives notice of non-renewal within ninety days prior to the end of the term. The agreement provides for a minimum annual base salary of $350,000, annual performance-based bonus with a target amount equal to 35% of base salary, long-term incentive compensation as determined by our Board of Directors, relocation assistance and participation in employee benefit plans and perquisite programs generally available to our executive officers.

Robert Becker

Mr. Becker is employed as our Senior Vice President, Consumer Research pursuant to an employment agreement with the Company. The initial term of Mr. Becker’s employment agreement is two years. The agreement renewed for an additional year on March 16, 2013 and will renew each anniversary thereafter, subject to the same terms and conditions, for additional one-year terms unless either we or Mr. Becker gives notice of non-renewal within ninety days prior to the end of the term. The agreement provides for a minimum annual base salary of $250,000, annual bonus of $350,000, long-term incentive compensation as determined by our Board of Directors, and participation in employee benefit plans and perquisite programs generally available to our executive officers.

Grants of Plan-Based Awards in 2012

The following table presents all plan-based awards granted to our Named Executive Officers during the year ending December 31, 2012.

	Grant Date (b)	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	Grant Date Fair Value of Stock Awards(4) ($)
Name (a)		Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)	(i)	(j)
Kevin M. Sheehan
2012 Bonus	1/1/12	—	1,113,423	2,226,846	—	—	—	—	—
Ordinary Profits Units	9/4/12	—	—	—	—	15,000	—	15,000	589,335
Wendy A. Beck
2012 Bonus	1/1/12	—	257,668	515,337	—	—	—	—	—
Andrew Stuart
2012 Bonus	1/1/12	—	244,319	488,638	—	—	—	—	—
Maria Miller
2012 Bonus	1/1/12	—	130,331	260,663	—	—	—	—	—
Robert Becker	—	—	—	—	—	—	—	—	—

(1)	Amounts in these columns show the range of possible payouts under the Company’s annual performance incentive cash bonus program based on performance during 2012, as described in the Compensation Discussion and Analysis.
(2)	The amounts in these columns represent the number of Ordinary Profits Units subject to the profits interest award granted in 2012 that are subject to performance-based vesting conditions.
(3)	The amounts in this column represent the number of Ordinary Profits Units subject to the profits interest award granted in 2012 that are subject to time-based vesting conditions.
(4)	The amounts in this column represent the aggregate grant date fair value of the profits interest awards. These values have been determined under the principles used to calculate the value of equity awards for purposes of our financial statements. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see footnote 2 to the “2012 Summary Compensation” table above.

Description of Plan-Based Awards

Non-Equity Incentive Plan Awards

The material terms of the non-equity incentive plan awards reported in the above table are described in the Compensation Discussion and Analysis section above under the heading “—Executive Compensation Program Elements—Annual Performance Incentives.”

Equity Incentive Plan Awards

On September 4, 2012, the Board of Directors granted Mr. Sheehan certain awards of Ordinary Profits Units in the amounts set forth in the “Grants of Plan-Based Awards in 2012” table above. No Ordinary Profits Units were granted to any of the other Named Executive Officers during 2012; however, each of the Named Executive Officers was granted an award of Ordinary Profits Units in prior years, and these awards continued to serve as each executive’s long-term compensation opportunity. Each of these awards was granted under, and was subject to the terms and conditions of, the Profits Sharing Agreement, which was adopted by NCLC in 2009.

Under the Profits Sharing Agreement, our Board of Directors was authorized to grant profits interests in NCLC to certain key employees, including the Named Executive Officers, in the form of Ordinary Profits Units. Each award of Ordinary Profits Units represented a share in any future appreciation of NCLC after the date of grant, subject to vesting conditions and once certain shareholder returns have been achieved.

Generally, 50% of the Ordinary Profits Units subject to each award was subject to time-based vesting requirements (“TBUs”) and 50% of the Ordinary Profits Units subject to each award was subject to performance-based vesting requirements (“PBUs”). In addition, in 2010 Mr. Sheehan was granted 100,000 PBUs that were scheduled to vest upon the occurrence of a “realization event” (which is generally defined to mean any receipt of cash dividends, distributions or sale proceeds with respect to our ordinary shares) for the Apollo Funds provided that the amount of realized cash received by the Apollo Funds is greater than two and one-quarter times (2.25x) the capital invested in the Company by the Apollo Funds.

The TBUs generally were scheduled to vest ratably over five years, subject to the executive’s continued employment with the Company. The PBUs were scheduled to vest, if at all, upon a “realization event” for the Apollo Funds if the following levels of invested capital are returned to the Apollo Funds in connection with the realization event: 50% of the PBUs will vest if the Apollo Funds receive 100% of their invested capital in the Company and the remaining 50% will vest if the Apollo Funds receive 200% or more of their invested capital in the Company.

If there is a “sale of the company” (as defined in the Profits Sharing Agreement), all of the then outstanding unvested TBUs (after giving effect to any TBUs that vest in connection with the transaction) would automatically have been forfeited on the date of the sale and any outstanding and unvested PBUs would have vested, if at all, based on the level of the Apollo Funds’ return on their invested capital as a result of the sale. Any unvested PBUs that did not vest would be forfeited. If the Named Executive Officer’s employment terminates, the award, to the extent it is then unvested, would generally have been forfeited, except as described in the “Potential Payments Upon Termination or Change in Control” section below.

As part of the Corporate Reorganization, all outstanding profits interests granted under the Profits Sharing Agreement, including the Ordinary Profits Units described above, were exchanged for an economically equivalent number of Management NCL Corporation Units. The Management NCL Corporation Units received upon the exchange of outstanding profits interests will continue to be subject to the same time-based vesting requirements and performance-based vesting requirements described above. Subject to certain procedures and restrictions (including the vesting schedules applicable to the Management NCL Corporation Units and any applicable legal and contractual restrictions), each holder of Management NCL Corporation Units has the right to cause NCLC and NCLH to exchange the holder’s Management NCL Corporation Units for NCLH’s ordinary shares at an exchange rate equal to one ordinary share for every Management NCL Corporation Unit (or, at NCLC’s election, a cash payment equal to the value of the exchanged Management NCL Corporation Units), subject to customary adjustments for stock splits, subdivisions, combinations and similar extraordinary events. Any non-pro rata tax distributions made to a Management NCL Corporation Unit holder will reduce the amount of NCLH’s ordinary shares (or cash) that the holder would otherwise receive upon exchange. The exchange right described above is subject to (i) the filing and effectiveness of an applicable registration statement by NCLH that, in its determination, contains all the information which is required to effect a registered sale of its shares and (ii) all applicable legal and contractual restrictions. NCLH has reserved for issuance a number of its ordinary shares corresponding to the number of Management NCL Corporation Units. On August 19, 2013, NCLH filed a registration statement with the SEC, which is effective, to register on a continuous basis the issuance of the ordinary shares to be received by the holders of NCL Corporation Units who elected or will elect to exchange.

To the extent funds are legally available, the tax agreement governing the NCL Corporation Units provides that NCLC will make cash distributions, which we refer to as “tax distributions,” to the holders of the NCL Corporation Units (including the Management NCL Corporation Units) if ownership of the NCL Corporation Units gives rise to U.S. taxable income for the holders. The U.S. taxable income attributable to NCLH’s ownership of NCL Corporation Units may be different from the relative U.S. taxable income attributable to the Management NCL Corporation Units. In that case, tax distributions may be made on a non-pro rata basis with the holders of Management NCL Corporation Units possibly receiving relative tax distributions greater than the tax distributions received by NCLH. Generally, these tax distributions will be computed based on our estimate of the taxable income, determined for U.S. federal income tax purposes, allocable to the NCL Corporation Unit holder multiplied by the U.S. federal and state income tax rate applicable to each holder, as determined in the sole discretion of NCLH.

We will not grant any additional profits interests under the Profits Sharing Agreement, and new long-term incentive awards have been and will be granted under NCLH’s new long-term incentive plan described under “New Long-Term Incentive Plan” below.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2012

The following table presents information regarding the outstanding equity awards held by each of our Named Executive Officers as of December 31, 2012. The number of shares reported in the table below represent Ordinary Profits Units and not Management NCL Corporation Units.

	Option Awards					Stock Awards
Name	Award Grant Date	Option Awards Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)(2)	Option Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)(3)		Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Kevin M. Sheehan	7/23/2009	—	—	—	—	15,000	(6)	1,615,596	75,000	8,077,981
	10/13/2010	—	—	—	—	15,000	(7)	1,428,534	25,000	2,380,891
	10/13/2010	—	—	—	—	—		—	100,000	9,523,563
	9/4/2012	—	—	—	—	15,000	(11)	1,110,465	15,000	1,110,465

Wendy A. Beck	10/13/2010	—	—	—	—	18,000	(8)	1,714,241	30,000	2,857,069

Andrew Stuart	7/23/2009	—	—	—	—	8,000	(6)	861,651	40,000	4,308,257
	8/23/2004	126,549	—	0.209	8/24/2014	—		—	—	—

Maria Miller	6/1/2009	—	—	—	—	6,000	(9)	646,238	15,000	1,615,596

Robert Becker	7/23/2009	—	—	—	—	2,500	(10)	269,266	12,500	1,346,330
	12/18/2009	—	—	—	—	700	(10)	75,394	3,500	376,972

(1)	Represents fully vested stock options to purchase common shares of Genting HK granted to Mr. Stuart under the Share Option Scheme adopted by Genting HK on August 23, 2000 (as effected on November 30, 2000 and amended on May 22, 2002). These options do not relate to the Company’s ordinary shares.
(2)	The amount in this column was converted to U.S. dollars using the exchange rate as of December 31, 2012 of 1 Hong Kong = U.S. $.1290.
(3)	Represents unvested Ordinary Profits Units that were subject to time-based vesting requirements (TBUs).
(4)	The market value of the Ordinary Profits Units was calculated based on the IPO price of $19.00 per ordinary share.
(5)	Represents unvested Ordinary Profits Units that were subject to performance-based vesting requirements (PBUs). These performance-based Ordinary Profits Units vest upon a “realization event” for the Apollo Funds if, and to the extent that, the Apollo Funds receive specified levels of their invested capital in the Company in connection with the realization event.
(6)	20% of the number of Time-Based Units will vest on January 7, 2013.
(7)	20% of the number of Time-Based Units will vest on each of September 15, 2013, 2014 and 2015.
(8)	20% of the number of Time-Based Units will vest on each of September 20, 2013, 2014 and 2015.
(9)	20% of the number of Time-Based Units will vest on each of June 1, 2013 and 2014.
(10)	20% of the number of Time-Based Units will vest on March 17, 2013.
(11)	20% of the number of Time-Based Units will vest on each of September 4, 2013, 2014, 2015, 2016 and 2017.

OPTIONS EXERCISES AND STOCK VESTED IN 2012

The following table presents information regarding all stock options exercised and value received upon exercise, and all stock awards vested and the value realized upon vesting, by the Named Executive Officers during 2012. The number of shares reported in the table below represent Ordinary Profits Units and not Management NCL Corporation Units.

	OPTION AWARDS		STOCK AWARDS
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Kevin M. Sheehan	—	—	20,000	440,440
Wendy A. Beck	—	—	6,000	52,800
Andrew Stuart	—	—	8,000	211,440
Maria Miller	—	—	3,000	65,700
Robert Becker	—	—	3,200	70,093

(1)	During 2012, a portion of the Ordinary Profits Unit awards that were subject to time-based vesting (TBUs) became vested. The value ascribed to the units that vested during the course of the year was calculated by an independent third party valuation firm.

NONQUALIFIED DEFERRED COMPENSATION

The following table presents information on contributions to, earnings accrued under and distributions to our Named Executive Officers from our nonqualified defined contribution plans during the year ended December 31, 2012.

Name	Plan Name	Executive Contributions in FY 2012 ($)	Registrant Contributions in FY 2012 ($)(1)	Aggregate Earnings in FY 2012 ($)(2)	Aggregate Withdrawals/ Distributions ($)(3)	Aggregate Balance at End FY 2012 ($)
Kevin M. Sheehan	SERP	—	538,132	3,263	758,910	—
	SMRSP	—	—	—	—	—
Wendy A. Beck	SERP	—	—	—	—	—
	SMRSP	—	—	—	—	—
Andrew Stuart	SERP	—	141,939	6,362	141,939	430,500
	SMRSP	—	10,995	1,237	10,995	83,689
Maria Miller	SERP	—	—	—	—	—
	SMRSP	—	—	—	—	—
Robert Becker	SERP	—	—	—	—	—
	SMRSP	—	—	—	—	—

(1)	Company contributions in this column are reported in the All Other Compensation Column in the Summary Compensation Table above.
(2)	Aggregate earnings in the last year are not included in the Summary Compensation Table because they are not above market or preferential as determined by SEC rules.
(3)	Represents amounts credited to plan accounts that vested in 2012 and were distributed in 2012 in order to comply with and avoid adverse tax consequences under applicable tax rules.

The Company maintains the Supplemental Executive Retirement Plan (“SERP”), which is an unfunded defined contribution plan for certain of our executives, including Messrs. Sheehan and Stuart, who were employed by the Company in an executive capacity prior to 2008. The Company made contributions on behalf of the participants to compensate them for the benefits that are limited under the 401(k) Plan. We credit participants under the SERP Plan for amounts that would have been contributed by us to the Company’s previous Defined Contribution Retirement Plan and the former 401(k) Plan without regard to any limitations imposed by the Code. Participants do not make contributions to this plan. Participant accounts are credited with earnings based upon the rate of return in the JPMorgan Chase Bank Stable Asset Income Fund, subject to a 5% maximum. For 2012, the rate of return used was 1.50%. In order to comply with and avoid adverse consequences under recently enacted applicable tax rules, plan accruals for services performed or payments which become vested after December 31, 2008 will be distributed in the year that services were performed. Vested, accrued balances for services performed prior to December 31, 2008 continue to accrue interest and will be distributed upon the first to occur of termination, death or disability or December 31, 2017. No withdrawals are permitted under the SERP.

The Company also maintains the Senior Management Retirement Savings Plan (“SMRSP”), which is an unfunded defined contribution plan for certain of our employees, including Mr. Stuart, who were employed by the Company prior to 2001. Mr. Stuart is the only Named Executive Officer who is eligible to participate in the SMRSP. The Company made contributions on behalf of the participants to compensate them for difference between the qualified plan benefits that were previously available under the Company’s cash balance pension plan and the redesigned 401(k) Plan. We credit participants under the SMRSP Plan for the difference in the amount that would have been contributed by us to the Company’s previous Norwegian Cruise Line Pension Plan and the qualified plan maximums of the new 401(k) Plan. Participants do not make contributions to this plan. Participant accounts are credited with earnings based upon the rate of return in the JPMorgan Chase Bank Stable Asset Income Fund, subject to a 5% maximum. For 2012, the rate of return used was 1.50%. In order to comply with and avoid adverse consequences under recently enacted applicable tax rules, plan accruals for services performed or payments which become vested after December 31, 2008 will be distributed in the year that services were performed. Vested, accrued balances for services performed prior to December 31, 2008 continue to accrue interest and will be distributed upon the first to occur of termination, death or disability or December 31, 2017. No withdrawals are permitted under the SMRSP.

Potential Payments Upon Termination or Change in Control

The following section describes the benefits that would have become payable to the Named Executive Officers in connection with a termination of their employment and/or a change in control of the Company occurring on December 31, 2012. All of the benefits described below would be provided by us. Please see “Compensation Discussion and Analysis” above for a discussion of how the level of these benefits was determined.

In addition to the benefits described below, outstanding performance-based profits interest awards (PBUs) held by our Named Executive Officers on December 31, 2012 may also have become vested in connection with a change in control if the change in control constituted a “realization event” under the Profit Sharing Agreement (which is generally defined to mean any receipt of cash dividends, distributions or sale proceeds with respect to our ordinary shares) for the Apollo Funds and the applicable vesting conditions were satisfied. Our Named Executive Officers would also be entitled to receive any accrued benefits disclosed above under “Nonqualified Deferred Compensation” in connection with a termination of their employment.

Kevin M. Sheehan

As in effect on December 31, 2012, Mr. Sheehan’s employment agreement with the Company provided for certain benefits to be paid to Mr. Sheehan in connection with a termination of his employment with the Company under the circumstances described below. In each case, Mr. Sheehan would be entitled to receive all amounts that he has earned but are unpaid regardless of the circumstances under which his employment terminates (his “accrued obligations”). The cash and continued medical and dental severance benefits described below are the same under Mr. Sheehan’s amended and restated employment agreement entered into effective April 1, 2013.

Severance Benefits—Termination of Employment. In the event that Mr. Sheehan’s employment is terminated during the employment term either by the Company without “cause” or by Mr. Sheehan as a result of a

“constructive termination” (as those terms are defined in the employment agreement) or because the Company elects not to extend the term of his employment agreement, Mr. Sheehan would be entitled to receive:

•	a lump sum payment equal to two times the sum of his current base salary, plus his target bonus for the year in which the termination occurs; and

•	continuation of medical and dental coverage for Mr. Sheehan and his eligible dependents on substantially the same terms and conditions provided to active employees of the Company until the first to occur of: (i) the end of the month in which he turns 65; (ii) the date of his death; (iii) the date he becomes eligible for Medicare benefits under the Social Security Act, or; (iv) the date he becomes eligible for coverage under the health plan of a future employer.

In addition, if Mr. Sheehan’s employment was terminated by the Company without cause or by Mr. Sheehan as a result of a constructive termination, Mr. Sheehan would be entitled to accelerated vesting of one-third of the total number of Ordinary Profits Units originally granted to Mr. Sheehan in July 2009 that are outstanding and unvested on his severance date. In connection with a “sale of the company” (as defined in the Profits Sharing Agreement, but which generally would result in a change in control of the Company), Mr. Sheehan would be entitled to accelerated vesting of any then outstanding and unvested Ordinary Profits Units originally granted in July 2009 that are subject to time-based vesting requirements (TBUs).

Mr. Sheehan’s right to receive the severance benefits described above is subject to him executing a release of claims in favor of the Company.

Severance Benefits—Other Terminations. In the event that Mr. Sheehan’s employment is terminated for any other reason (death, disability, by the Company for cause or by Mr. Sheehan other than for constructive termination), he would only be entitled to receive his accrued obligations.

Restrictive Covenants. Pursuant to Mr. Sheehan’s employment agreement, he has agreed not to disclose any confidential information of the Company and its affiliates at any time during or after his employment with the Company. In addition, Mr. Sheehan has agreed that for a period of one year after his employment terminates he will not compete with the business of the Company or its affiliates, for a period of two years after his employment terminates, he will not solicit the employees of the Company or its affiliates and for a period of one year after his employment terminates, he will not solicit the guests of the Company or its affiliates.

Other Named Executive Officers

The employment agreement of each of the Named Executive Officers (other than Mr. Sheehan) with the Company, described above under the heading “Description of Employment Agreements—Salary and Bonus Amounts,” provides for certain benefits to be paid to the Named Executive Officer in connection with a termination of his or her employment with the Company under the circumstances described below. In each case, the Named Executive Officer is entitled to receive all amounts that he or she has earned but are unpaid regardless of the circumstances under which his or her employment terminates (his or her “accrued obligations”).

Severance Benefits—Termination of Employment. In the event that the Named Executive Officer’s employment is terminated during the employment term by the Company without “cause,” the Named Executive Officer will be entitled to receive:

•	an amount equal to one times the executive’s then current base salary at the annualized rate in effect on the severance date, payable over a twelve month period in accordance with the Company’s regular payroll cycle practices following termination, and;

•	continuation of medical and dental coverage for the executive and his or her eligible dependents on substantially the same terms and conditions in effect on his or her termination until the first to occur of: (i) twelve months following termination, (ii) the date of his or her death; (iii) the date he or she becomes eligible for coverage under the health plan of a future employer; or (iv) the date the Company is no longer obligated to offer COBRA continuation coverage to the executive.

Each Named Executive Officer’s right to receive the severance benefits described above is subject to him or her executing a release of claims in favor of the Company.

Severance Benefits—Other Terminations. In the event that the Named Executive Officer’s employment is terminated by the Company for any other reason (death, disability, by the Company for cause or by the Named Executive Officer other than for constructive termination), he or she will only be entitled to receive his or her accrued obligations.

Restrictive Covenants. Pursuant to each Named Executive Officer’s employment agreement, each Named Executive Officer has agreed not to disclose any confidential information of the Company and its affiliates at any time during or after his or her employment with the Company. In addition, each Named Executive Officer has agreed that for a period of one year after his or her employment terminates he or she will not compete with the business of the Company or its affiliates and for a period of two years after his or her employment terminates, the executive will not solicit the employees or guests of the Company or its affiliates.

Estimated Severance and Change in Control Benefits

The following table presents the Company’s estimate of the amount of the benefits to which each of the Named Executive Officers would have been entitled had his or her employment been terminated or a change in control occurred on December 31, 2012 under scenarios noted below.

Name	Voluntary Termination or Cause	Death, Disability or Retirement	Without Cause or Good Reason		Change in Control (No Termination)
Kevin M. Sheehan
Severance Payment	—	—	3,387,000		—
Insurance Continuation	—	—	100,094		—
Equity Acceleration	—	—	3,231,192	(1)	1,615,596	(2)

Wendy A. Beck
Severance Payment	—	—	519,000		—
Insurance Continuation	—	—	18,898		—
Equity Acceleration	—	—	—		—

Andrew Stuart
Severance Payment	—	—	492,100		—
Insurance Continuation	—	—	18,898		—
Equity Acceleration	—	—	—		—

Maria Miller
Severance Payment	—	—	375,000		—
Insurance Continuation	—	—	12,432		—
Equity Acceleration	—	—	—		—

Robert Becker
Severance Payment	—	—	270,600		—
Insurance Continuation	—	—	18,898		—
Equity Acceleration	—	—	—		—

(1)	Value was determined by taking the value (calculated based on the IPO price of $19.00 per ordinary share) associated with Mr. Sheehan’s July 2009 aggregate unvested Ordinary Profits Units subject to acceleration as of December 31, 2012.
(2)	Value was determined by taking the value (calculated based on the IPO price of $19.00 per ordinary share) associated with Mr. Sheehan’s July 2009 unvested Time-Based Units subject to acceleration as of December 31, 2012.

New Long-Term Incentive Plan

Prior to the consummation of the IPO, NCLH’s Board of Directors adopted, and its shareholders approved, a new long-term incentive plan to provide an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. Employees, officers, directors, and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the plan.

The compensation committee administers the plan. The administrator of the plan has broad authority to:

•	select participants and determine the types of awards that they are to receive;

•	determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the awards and establish the vesting conditions (if applicable) of such shares or awards;

•	determine the terms of any cash incentive or bonus awards under the plan;

•	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

•	construe and interpret the terms of the plan and any agreements relating to the plan;

•	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards subject to any required consent;

•	subject to the other provisions of the plan, make certain adjustments to an outstanding award and authorize the termination, conversion, substitution or succession of an award; and

•	allow the purchase price of an award or NCLH’s ordinary shares to be paid in the form of cash, check or electronic funds transfer, by the delivery of previously-owned shares or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the administrator may authorize, or any other form permitted by law.

A total of 15,035,106 of NCLH’s ordinary shares are authorized for issuance with respect to awards granted under the plan. Any shares subject to awards that are not paid, delivered or exercised before they expire or that are canceled or terminated, fail to vest, as well as shares used to pay the purchase or exercise price of awards or related tax withholding obligations, will become available for other award grants under the plan.

Awards under the plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, stock units, performance stock, phantom stock, dividend equivalents and other forms of awards including cash awards (such as annual bonuses or other types of cash incentives). Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.

Nonqualified and incentive stock options may not be granted at prices below the fair market value of the underlying ordinary shares on the date of grant. Incentive stock options must have an exercise price that is at least equal to the fair market value of the underlying ordinary shares, or 110% of fair market value for incentive stock option grants to any 10% owner of ordinary shares, on the date of grant. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or NCLH’s ordinary shares. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

As is customary in incentive plans of this nature, the number and type of shares available under the plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the shareholders. In no case (except due to an adjustment referred to above or any repricing that may be approved by our shareholders) will any adjustment be made to a stock option or stock appreciation right award under the plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per-share exercise or base price of the award.

Generally, and subject to limited exceptions set forth in the plan, if NCLH dissolves or undergoes certain corporate transactions such as a merger, amalgamation, business combination, consolidation, or other reorganization; exchange of NCLH’s ordinary shares; a sale of substantially all of its assets; or any other event in which it is not the surviving entity, all awards then-outstanding under the plan will become fully vested or payable, as applicable, and will terminate or be terminated in such circumstances, unless the plan administrator provides for the assumption, substitution or other continuation of the award.

The plan administrator also has the discretion to establish other change in control provisions with respect to awards granted under the plan. For example, the administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event.

NCLH’s Board of Directors may amend or terminate the plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to shareholders for their approval as required by applicable law or any applicable listing agency. The plan is not exclusive—the Board of Directors and compensation committee may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

The plan will terminate ten years following the adoption of the plan. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, stock appreciation rights and other rights to acquire ordinary shares under the plan is ten years after the initial date of the award.

NCLH granted approximately 3.3 million options to acquire its ordinary shares to our management team under the plan in connection with the IPO and has subsequently granted additional options to our management team under the plan as compensation for 2013.

DIRECTOR COMPENSATION

The following table presents information on compensation to the following individuals for the services provided as a director during the year ended December 31, 2012.

Name (a)	Fees Earned or Paid in Cash ($)(b)	Stock Awards ($)(c)	Option Awards ($)(d)	Non-Equity Incentive Plan Compensation ($)(e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(f)	All Other Compensation ($)(g)	Total ($)(h)
Walter L. Revell(1)	95,800	—	—	—	—	—	95,800
Tan Sri Lim Kok Thay	—	—	—	—	—	—	—
David Chua Ming Huat	—	—	—	—	—	—	—
Marc J. Rowan	—	—	—	—	—	—	—
Steve Martinez	—	—	—	—	—	—	—
Adam M. Aron	—	—	—	—	—	—	—
Karl Peterson	—	—	—	—	—	—	—

(1)	Mr. Revell’s compensation relates to his role as director, as well as Chairman of the Audit Committee. No other directors received any form of compensation for their services in the capacity as a director during the 2012 calendar year.

PRINCIPAL AND SELLING SHAREHOLDERS

The table below sets forth information regarding the beneficial ownership of the equity securities of NCLH as of November 15, 2013 (i) immediately prior to this offering and (ii) as adjusted to give effect to this offering (assuming no exercise of the underwriters’ option to purchase additional ordinary shares from the Selling Shareholders) by:

•	each person that is a beneficial owner of more than 5% of NCLH’s outstanding equity securities;

•	each selling shareholder;

•	each of our Named Executive Officers;

•	each of our directors; and

•	all directors and executive officers as a group.

Pursuant to the amended and restated shareholders’ agreement, dated as of January 24, 2013, among NCLH, Star NCLC, Genting Hong Kong Limited, the Apollo Funds and the TPG Viking Funds (such agreement, the “Shareholders’ Agreement”), Genting HK, subject to certain consent rights, granted to the Apollo Funds the right to vote our ordinary shares held by affiliates of Genting HK, and the TPG Viking Funds granted the Apollo Funds the right to vote our ordinary shares that are held by the affiliates of the TPG Viking Funds in connection with certain transactions that require the vote of our shareholders. We refer you to “Certain Relationships and Related Party Transactions” for more details on our relationship with the Selling Shareholders and the Shareholders’ Agreement.

There are 205,145,258 ordinary shares issued and outstanding as of November 15, 2013.

The amounts and percentages of our ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities (including as further described in the footnotes to the following table). Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as otherwise indicated in the footnotes below and except as provided in the Shareholders’ Agreement described below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares. Unless indicated otherwise, the address of each individual listed in the table is c/o Norwegian Cruise Line Holdings Ltd., 7665 Corporate Center Drive, Miami, Florida 33126.

Management NCL Corporation Units beneficially owned by our executive officers are also reported in the following table on a basis consistent with how beneficial ownership of NCLH’s ordinary shares is reported under the SEC rules.

Each Selling Shareholder who is also an affiliate of a broker-dealer as noted below has represented that: (1) the Selling Shareholder acquired the ordinary shares in the ordinary course of business; and (2) at the time of acquisition of the ordinary shares being registered for resale, the Selling Shareholder had no agreements or understandings, directly or indirectly, with any person to distribute such ordinary shares. The Selling Shareholders may be deemed to be underwriters within the meaning of the Securities Act with respect to the ordinary shares they are offering.

	Ordinary Shares Beneficially Owned Prior to this Offering			Number of Ordinary Shares Offered Hereby(2)	Ordinary Shares Beneficially Owned After this Offering			Number of Management NCL Corporation Units Owned	Percent of Ordinary Shares Beneficially Owned After This Offering(3)
Name and Address	Number	Percent(1)			Number(2)	Percent(1)(2)
Star NCLC(4)	76,969,334	37.5%		11,000,000	65,969,334	32.2%
Apollo Funds(5)	57,727,000	28.1%		8,250,000	49,477,000	24.1%
TPG Viking Funds(6)	19,242,334	9.4%		2,750,000	16,492,334	8.0%
Tan Sri Lim Kok Thay(4)(7)	—	—		—	—	—
David Chua Ming Huat(4)(7)	—	—		—	—	—
Marc J. Rowan(8)	—	—		—	—	—
Steve Martinez(8)	—	—		—	—	—
Adam M. Aron	—	—		—	—	—
Kevin Crowe(8)	—	—		—	—	—
Karl Peterson(9)	—	—		—	—	—
John Chidsey	6,683		*	—	6,683		*
Walter L. Revell	10,527		*	—	10,527		*
Kevin M. Sheehan(10)	271,554		*	—	271,554		*	512,032		*
Wendy A. Beck(11)	62,638		*	—	62,638		*	90,223		*
Andrew Stuart(12)	110,276		*	—	110,276		*	181,750		*
Maria Miller(13)	33,083		*	—	33,083		*	68,025		*
Robert Becker(14)	44,111		*	—	44,111		*	63,738		*
All directors and executive officers as a group (15 persons)(15)	558,456		*	—	558,456		*	941,215		*

*	Indicates less than one percent.
(1)	The percentage of NCLH’s ordinary shares reported as held by each holder of ordinary shares assumes that none of the NCL Corporation Units currently held are exchanged for NCLH’s ordinary shares.
(2)	If the underwriters exercise in full their option to purchase additional ordinary shares from the Selling Shareholders, the number of ordinary shares offered by the Selling Shareholders would increase by 1,650,000 with respect to Star NCLC, 1,237,500 in the aggregate with respect to the Apollo Funds, and 412,500 in the aggregate with respect to the TPG Viking Funds, with corresponding decreases in the number of ordinary shares beneficially owned after this offering, and the percent of ordinary shares beneficially owned after this offering would be 31.4% with respect to Star NCLC, 23.5% with respect to the Apollo Funds, and 7.8% with respect to the TPG Viking Funds.
(3)	The percentage of NCLH’s ordinary shares reported as held by each holder of Management NCL Corporation Units assumes that the holder’s Management NCL Corporation Units reported above are exchanged for NCLH’s ordinary shares and that no other Management NCL Corporation Units are exchanged for NCLH’s ordinary shares.
(4)	Star NCLC, a Bermuda company, is a wholly owned subsidiary of Genting HK. Genting HK owns NCLH’s ordinary shares indirectly through Star NCLC. The address of each of Genting HK and Star NCLC is c/o Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong SAR. As of November 15, 2013, the principal shareholders of Genting HK are:

Percentage Ownership in Genting HK
Golden Hope Limited (“GHL”)(a)	44.58%
Genting Malaysia Berhad (“GENM”)(b)	17.81%

(a)	GHL is a company incorporated in the Isle of Man acting as trustee of the Golden Hope Unit Trust, a private unit trust which is held directly and indirectly by First Names Trust Company (Isle of Man) Limited (formerly known as IFG International Trust Company Limited), as trustee of a discretionary trust, the beneficiaries of which are Tan Sri Lim Kok Thay and certain members of his family (the “Lim Family”).
(b)	GENM is a Malaysian company listed on the Main Market of Bursa Malaysia Securities Berhad in which Parkview Management Sdn Bhd as trustee of a discretionary trust, the beneficiaries of which are the Lim Family, has a substantial indirect beneficial interest.

As a result, an aggregate of 62.39% of Genting HK’s outstanding shares is owned by GENM and GHL as trustee of the Golden Hope Unit Trust, directly or indirectly, as of November 15, 2013. Star NCLC is an affiliate of a broker-dealer in Hong Kong.

(5)	Prior to this offering, the Apollo Funds (AAA Guarantor—Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P.) hold of record an aggregate of 57,727,000 ordinary shares of NCLH. Under the terms of the Shareholders Agreement, the Apollo Funds also have the right to vote the ordinary shares of NCLH held by affiliates of Genting HK (including Star NCIC), and the ordinary shares of NCLH held by the affiliates of the TPG Viking Funds, in connection with certain transactions that require the vote of our shareholders (or those of NCLH, as applicable), and to consent to certain transfers of such shares. The Apollo Funds also have the right under the Shareholders Agreement to, under certain circumstances, require each of Star NCLC Holdings Ltd., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P. to sell the ordinary shares of NCLH held by such entity to a third party purchaser. See “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement.” The Apollo affiliate that serves as the general partner or managing general partner of each of Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI. L.P., Apollo Overseas Partners VI, L.P. and Apollo Overseas Partners (Germany) VI. L.P. is an affiliate of Apollo Principal Holdings I, L.P. Apollo Principal Holdings I GP, LLC is the general partner of Apollo Principal Holdings I, L.P. The Apollo affiliate that serves as the general partner of AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P. and AIF VI NCL (AIV IV), L.P. is an affiliate of Apollo Principal Holdings III, L.P. Apollo Principal Holdings III GP, Ltd. is the general partner of Apollo Principal Holdings III, L.P. The Apollo affiliate that serves as the general partner of AAA Guarantor—Co-Invest VI (B), L.P. has entered into a management services agreement with an affiliate of Apollo Management Holdings, L.P. The manager of each of the other Apollo Funds is also an affiliate of Apollo Management Holdings, L.P. Apollo Management Holdings GP, LLC is the general partner of Apollo Management Holdings, L.P. Leon Black, Joshua Harris and Marc Rowan are the managers of Apollo Principal Holdings I GP, LLC, the managers, as well as principal executive officers, of Apollo Management Holdings GP, LLC, and the directors of Apollo Principal Holdings III GP, Ltd. and as such may be deemed to have voting and dispositive control over our ordinary shares that are held by the Apollo Funds. The address for each of Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Principal Holdings I, L.P. and Apollo Principal Holdings I GP, LLC is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address for each of Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Principal Holdings III, L.P. and Apollo Principal Holdings III GP, Ltd. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, Grand Cayman KY1-9005, Cayman Islands. The address for AAA Guarantor—Co-Invest VI (B), L.P. is c/o Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960. The address for Apollo Management Holdings, L.P. and Apollo Management Holdings GP, LLC, and for Messrs. Black, Harris and Rowan, is 9 W. 57th Street, 43rd Floor, New York, New York 10019. The Apollo Funds are affiliates of a broker-dealer and affiliates of the Apollo Funds indirectly own interests in other broker-dealers.

(6)	Prior to this offering, TPG Viking, L.P., a Delaware limited partnership (“Viking L.P.”), TPG Viking AIV I, L.P., a Cayman Islands exempted limited partnership (“Viking AIV I”), TPG Viking AIV II, L.P., a Cayman Islands exempted limited partnership (“Viking AIV II”) and TPG Viking AIV III, L.P., a Delaware limited partnership (“Viking AIV III”) hold an aggregate of 19,242,334 ordinary shares of NCLH. The general partner of Viking L.P. is TPG GenPar V, L.P., a Delaware limited partnership, whose general partner is TPG GenPar V Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership (“Group Holdings”), whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”). The general partner of each of Viking AIV I, Viking AIV II and Viking AIV III is TPG Viking AIV GenPar, L.P., a Cayman Islands exempted limited partnership, whose general partner is TPG Viking AIV GenPar Advisors, Inc., a Cayman Islands exempted company, whose sole shareholder is TPG Holdings III, L.P., a Delaware limited partnership, whose general partner is TPG Holdings III-A, L.P., a Delaware limited partnership, whose general partner is TPG Holdings III-A, Inc., a Cayman Islands exempted company, whose sole shareholder is Group Holdings. David Bonderman and James G. Coulter are officers and sole shareholders of Group Advisors and may therefore be deemed to be the beneficial owners of the ordinary shares held by Viking L.P., Viking AIV I, Viking AIV II and Viking AIV III (the “TPG Shares”). Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein. The address of each of the TPG Viking Funds, Group Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. The TPG Viking Funds are affiliates of a broker-dealer and affiliates of the TPG Viking Funds indirectly own interests in other broker-dealers.
(7)	Although each of Tan Sri Lim Kok Thay and David Chua Ming Huat may be deemed a beneficial owner of shares of NCLH beneficially owned by Genting HK due to his status as a director or officer (and, in the case of Tan Sri Lim Kok Thay, his status as a shareholder) of Genting HK, each such person disclaims beneficial ownership of any such shares, except in the case of Tan Sri Lim Kok Thay, to the extent of any indirect pecuniary interests therein. The address of Tan Sri Lim Kok Thay and David Chua Ming Huat is c/o Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong SAR.
(8)	Each of Messrs. Rowan, Martinez and Crowe is affiliated with Apollo as a senior managing director, senior partner or principal of Apollo Management, L.P. or another affiliate of Apollo. Each such person disclaims beneficial ownership of any of our ordinary shares or of the ordinary shares of NCLH that are beneficially owned by any of the Apollo Funds or Apollo’s other affiliates. The address of Messrs. Rowan, Martinez and Crowe is c/o Apollo Management, L.P., 9 West 57th Street, 43rd floor, New York, New York 10019.
(9)	Mr. Peterson is one of our directors and also a TPG Partner. Mr. Peterson does not have voting or investment power over, and disclaims beneficial ownership in, the TPG Shares. The address of Mr. Peterson is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(10)	Reflects vested options and Management NCL Corporation Units, and options and Management NCL Corporation Units scheduled to vest within 60 days. Does not include an additional 1,207,033 Management NCL Corporation Units and 1,289,846 options held by Kevin M. Sheehan that are currently unvested and not scheduled to vest within 60 days. Each holder of Management NCL Corporation Units has the right (subject to certain restrictions and potential adjustments) to exchange each Management NCL Corporation Unit for, at the election of NCLC, either (i) one of NCLH’s ordinary shares or (ii) cash equal to the fair market value of one of NCLH’s ordinary shares. See “Prospectus Summary—Corporate Reorganization.” Includes 22,000 Management NCL Corporation Units held by Mr. Sheehan’s family trust.
(11)

Reflects our ordinary shares, vested options and Management NCL Corporation Units, and options and Management NCL Corporation Units scheduled to vest within 60 days. Does not include an additional 210,521 Management NCL Corporation Units and 193,357 options held by Wendy A. Beck that are currently unvested and not scheduled to vest within 60 days. Each holder of Management NCL Corporation Units has the right (subject to certain restrictions and potential adjustments) to exchange each Management NCL Corporation Unit for, at the election of NCLC, either (i) one of NCLH’s ordinary shares or (ii) cash equal to the fair market value of one of NCLH’s ordinary shares. See “Prospectus Summary—Corporate

Reorganization.” Includes 1,200 of our ordinary shares held by Ms. Beck’s children for which she serves as custodian.
(12)	Reflects vested options and Management NCL Corporation Units, and options and Management NCL Corporation Units scheduled to vest within 60 days. Does not include an additional 226,751 Management NCL Corporation Units and 160,275 options held by Andrew Stuart that are currently unvested and not scheduled to vest within 60 days. Each holder of Management NCL Corporation Units has the right (subject to certain restrictions and potential adjustments) to exchange each Management NCL Corporation Unit for, at the election of NCLC, either (i) one of NCLH’s ordinary shares or (ii) cash equal to the fair market value of one of NCLH’s ordinary shares. See “Prospectus Summary—Corporate Reorganization.”
(13)	Reflects vested options and Management NCL Corporation Units, and options and Management NCL Corporation Units scheduled to vest within 60 days. Does not include an additional 102,038 Management NCL Corporation Units and 74,624 options held by Maria Miller that are currently unvested and not scheduled to vest within 60 days. Each holder of Management NCL Corporation Units has the right (subject to certain restrictions and potential adjustments) to exchange each Management NCL Corporation Unit for, at the election of NCLC, either (i) one of NCLH’s ordinary shares or (ii) cash equal to the fair market value of one of NCLH’s ordinary shares. See “Prospectus Summary—Corporate Reorganization.”
(14)	Reflects vested options and Management NCL Corporation Units, and options and Management NCL Corporation Units scheduled to vest within 60 days. Does not include an additional 90,700 Management NCL Corporation Units and 69,110 options held by Robert Becker that are currently unvested and not scheduled to vest within 60 days. Each holder of Management NCL Corporation Units has the right (subject to certain restrictions and potential adjustments) to exchange each Management NCL Corporation Unit for, at the election of NCLC, either (i) one of NCLH’s ordinary shares or (ii) cash equal to the fair market value of one of NCLH’s ordinary shares. See “Prospectus Summary—Corporate Reorganization.”
(15)	Reflects our ordinary shares, vested options and Management NCL Corporation Units, and options and Management NCL Corporation Units scheduled to vest within 60 days. Does not include an additional 1,888,190 Management NCL Corporation Units and 1,849,057 options collectively held by our executive officers that are currently unvested and not scheduled to vest within 60 days. Each holder of Management NCL Corporation Units has the right (subject to certain restrictions and potential adjustments) to exchange each Management NCL Corporation Unit for, at the election of NCLC, either (i) one of NCLH’s ordinary shares or (ii) cash equal to the fair market value of one of NCLH’s ordinary shares. See “Prospectus Summary—Corporate Reorganization.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and Approval of Related Party Transactions

The audit committee of our Board of Directors is responsible for the review and approval of all related party transactions; however, the audit committee does not have a written policy regarding the approval of related party transactions. As part of its review and approval of a related party transaction, the audit committee considers:

•	the nature of the related party’s interest in the transaction;

•	the material terms of the transaction, including the amount involved and type of transaction;

•	the importance of the transaction to the related party and to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and

•	any other matters the audit committee deems appropriate.

The Company believes that each of the following transactions was on terms at least as favorable to it as could have been obtained from an unaffiliated third party.

Transactions with Genting HK, Apollo and TPG

In January 2013, NCLC’s shareholders entered into Contribution and Exchange Agreements whereby immediately prior to the consummation of the IPO, they contributed all of their shares of NCLC to NCLH in exchange for a number of shares of NCLH. After giving effect to the Contribution and Exchange Agreements and certain related internal share transfers among their respective affiliates, the Apollo Funds, the TPG Viking Funds and Genting HK own shares in the amounts and manner described in “Principal and Selling Shareholders.” See “Principal and Selling Shareholders.”

In May 2011, we entered into an agreement with Star Cruise Management Limited, a wholly owned subsidiary of Genting HK, whereby Star Cruise Management Limited will provide sales, marketing and promotional services in the Asia Pacific region. We will pay a monthly commission fee based on net cruise revenue generated under the agreement. We have made no payments under the contract; approximately $1.7 million has accrued as of September 30, 2013.

In January 2011, we entered into an agreement with Crystal Aim Limited, a wholly owned subsidiary of Genting HK, for the operation of a call center. Compensation under the agreement will be based on an hourly rate for the services provided. We have paid approximately $0.7 million under the contract from January 2011 until September 30, 2013.

In July 2010, we agreed to extend the Charter of Norwegian Sky from Genting HK to December 31, 2012. This agreement included two one-year extension options which required the mutual consent of each party. The new agreement also provided us with an option to purchase the ship during the Charter period. In June 2012, we exercised our option with Genting HK to purchase Norwegian Sky pursuant to the Norwegian Sky Agreement. The purchase price was $259.3 million, which consisted of a $50.0 million cash payment and a $209.3 million payable to Genting HK. The fair value of the payable was $205.5 million based on discounting the future payments at an imputed interest rate of 2.26% per annum, which was commensurate with the Company’s borrowing rate for similar assets. $79.7 million of such amount was paid to Genting HK within fourteen days of the consummation of the IPO, together with accrued interest thereon, and the remaining balance is to be repaid in seven equal semi-annual payments, the first of which was due and paid in June 2013. As of September 30, 2013, we have paid $98.2 million to Genting HK pursuant to the Norwegian Sky Agreement. The payable is collateralized by a mortgage and an interest in all earnings, proceeds of insurance and certain other interests related to the ship.

In July 2009, we entered into an agreement with Harrah’s Operating Company, Inc. (now known as Caesars Entertainment Operating Corporation) establishing a marketing alliance which incorporates marketing resources and cross company marketing, purchasing and loyalty programs as well as customer and business intelligence capabilities. Caesars Entertainment Operating Corporation is owned by affiliates of both Apollo and TPG.

In November 2006, we entered into an agreement with Sabre Inc., an affiliate of TPG, for the use of reservation software. We will pay a commission fee based on the number of annual bookings made through the system. We have paid approximately $7.5 million under the contract from January 1, 2010 until September 30, 2013.

The Shareholders’ Agreement

On August 17, 2007, NCLC, NCL Investment Limited, a Bermuda company and an affiliate of the Apollo Funds, and Genting HK entered into a shareholders’ agreement to regulate the affairs relating to the Company’s management and the rights and obligations of NCL Investment Limited and Genting HK as shareholders. The shareholders’ agreement became effective on January 7, 2008. Both NCL Investment II Ltd., a Cayman Islands company and an affiliate of the Apollo Funds, and Star NCLC Holdings Ltd., a Bermuda company and a wholly-owned subsidiary of Genting HK, became parties to the shareholders’ agreement through separate joinder agreements on January 7, 2008; TPG Viking I, L.P., a Cayman Islands exempted limited partnership, TPG Viking II, L.P., a Cayman Islands limited partnership, and TPG Viking AIV III, L.P., a Delaware limited partnership, each an affiliate of TPG, also became parties to the shareholders’ agreement through separate joinder agreements on January 8, 2008.

In connection with the consummation of the IPO, NCLH, the Apollo Funds, the TPG Viking Funds and Genting HK entered into an amended and restated shareholders’ agreement on terms substantially similar to the existing shareholders’ agreement. The following description of selected provisions of the Shareholders’ Agreement is qualified in its entirety by reference to the Shareholders’ Agreement.

Subject to the terms and conditions described therein, including with regard to the nomination of independent directors, the Apollo Funds maintaining the Apollo Minimum Ratio (as defined below), and Genting HK maintaining the GHK Minimum Ratio (as defined below), the Shareholders’ Agreement entitles the Apollo Funds to nominate for election a majority of the directors on our Board of Directors and Genting HK to nominate for election the remainder of our non-independent directors to our Board of Directors.

For so long as the Apollo Minimum Ratio is maintained, the number of independent directors shall be maintained at an odd number and the majority of independent directors so required to be appointed shall be nominated for election to our Board of Directors or appointed to the applicable committee thereof by the Apollo Funds, and the remainder of independent directors so required to be appointed shall be nominated for election to our Board of Directors or appointed to the applicable committee thereof by Genting HK.

Pursuant to the Shareholders’ Agreement, NCLH and the shareholders party thereto will take all actions as may be required to ensure that the number of directors will consist of at least seven members and no more than eleven directors.

Pursuant to the Shareholders’ Agreement, NCLH and the shareholders party thereto will take such actions as may be required to ensure that the directors of NCLH are classified with respect to the time for which they severally hold office into three classes, as nearly equal in number as possible, with each director being elected to a three-year term and that such nominees to our Board of Directors are classified as follows:

Class I directors:	Tan Sri Lim Kok Thay, Marc J. Rowan and John Chidsey, whose terms expire at the first annual general meeting of shareholders that is held following the IPO;

Class II directors:	Walter L. Revell, Adam M. Aron and Kevin Crowe, whose terms expire at the second annual general meeting of shareholders that is held following the IPO; and

Class III directors:	Steve Martinez, Karl Peterson and David Chua Ming Huat, whose terms expire at the third annual general meeting of shareholders that is held following the IPO.

The term of each director shall continue until the election and qualification of a successor and be subject to such director’s earlier death, resignation or removal. Thereafter, at each annual general meeting of shareholders of NCLH, the successors of the directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting of shareholders held in the third year following the year of their election.

The Shareholders’ Agreement provides that NCLH and the shareholders party thereto will take such actions as may be required to ensure that within one year of the consummation of the IPO, the number of directors shall be increased to a total of eleven members, an individual designated by the Apollo Funds shall be appointed to serve as an independent director pursuant to the requirements of applicable law (including the rules of NASDAQ) and a Class II director and a nominee of the Apollo Funds shall be appointed to serve on our Board of Directors as a Class III director to fill the vacancies resulting from such increase.

Additionally, pursuant to the Shareholders’ Agreement, the chief executive officer of NCLH is designated as a non-voting observer to be present at all meetings of our Board of Directors and all committees thereof (other than the audit committee and executive sessions of our Board of Directors and all committees thereof) and one individual designated by the TPG Viking Funds is designated as a non-voting observer to be present at all meetings of our Board of Directors and all committees thereof (other than the audit committee) and receive the same notice and information at substantially the same time as nominees of the Apollo Funds.

Pursuant to the Shareholders’ Agreement, the audit committee is composed of three members, a majority of which are independent directors. The members of the audit committee are Walter L. Revell, Steve Martinez and John Chidsey. Within one year of the consummation of the IPO, NCLH and the shareholders party to the Shareholders’ Agreement will take, or cause to be taken, such action as is necessary to ensure that all of the members of the audit committee are independent directors.

Pursuant to the Shareholders’ Agreement, the compensation committee is composed of three members, who are Marc. J. Rowan, Steve Martinez and Tan Sri Lim Kok Thay.

Pursuant to the Shareholders’ Agreement, the nominating and governance committee is composed of three members, who are David Chua Ming Huat, Steve Martinez and Adam M. Aron.

Pursuant to the Shareholders’ Agreement, Genting HK, the Apollo Funds and the TPG Viking Funds agree not to acquire any publicly traded equity securities of NCLH without the prior written consent of (a) the Apollo Funds, with respect to any proposed acquisitions by Genting HK, (b) Genting HK, with respect to any proposed acquisitions by the Apollo Funds, (c) Genting HK and the Apollo Funds, with respect to any proposed acquisitions by the TPG Viking Funds; provided, however, that no consent shall be required with respect to the acquisition of any publicly traded equity securities of NCLH by Genting HK, the Apollo Funds or the TPG Viking Funds if, at least ten business days prior to the proposed acquisition, such shareholder provides NCLH (and the Board of Directors in the case of clauses (i) and (ii)) with (i) written notice of the maximum number of shares it proposes to acquire, (ii) a written certification stating that the consummation of such acquisition will not result in NCLH losing its exemption from taxation on gross income derived from the international operation of a ship or ships within the meaning of Section 883 of the Code and (iii) any additional forms or certificates reasonably requested NCLH, and the audit committee reasonably determines, taking into account the information provided by such shareholder and such additional information as the audit committee deems relevant, that such acquisition will not result in NCLH losing its exemption from taxation on gross income derived from the international operation of a ship or ships within the meaning of Section 883 of the Code. No shareholder party to the Shareholders’ Agreement other than Genting HK, the Apollo Funds and the TPG Viking Funds will be permitted to acquire any publicly traded equity securities of NCLH without the prior written consent of NCLH.

Pursuant to the Shareholders’ Agreement, the shareholders party thereto provide information or certifications as are reasonably requested by NCLH or as are required under the terms of the Shareholders’ Agreement in order for NCLH to comply with any regulatory filing or withholding requirements, including forms required by Section 883 of the Code; provided, however, except to the extent reasonably requested by NCLH, a shareholder owning less than 5% of the vote and value of NCLH, including for avoidance of doubt, shares held by attribution, shall not be required to provide such forms or to provide the identity of its direct or indirect owners.

Subject to Genting HK’s consent rights as described below, the Apollo Funds have the right to vote the shares of NCLH held by Genting HK. In the event that the ratio of the aggregate number of equity securities of NCLH held by the Apollo Funds (and certain of their permitted transferees, which includes the TPG Viking Funds) to the aggregate number of equity securities of NCLH held by Genting HK (and certain of their permitted transferees) falls below 0.6 (the “Apollo Minimum Ratio”), these voting rights of the Apollo Funds will cease. Additionally, if the Apollo Minimum Ratio is no longer maintained, the Apollo Funds’ right to appoint a majority of the members of our Board of Directors will immediately terminate and from that time until the time, if any, that the NASDAQ listing rules require that a majority of the members of our Board of Directors be independent, Genting HK shall have the right to nominate for election a majority of the directors on our Board of Directors and the Apollo Funds shall have the right to nominate for election one or two directors based on the combined ownership percentage of the Apollo Funds and the TPG Viking Funds. The Apollo Funds also have the right to vote the TPG Viking Funds’ shares of the Company; such voting rights will terminate when the combined ownership of NCLH shares by the Apollo Funds and Genting HK (and certain of their respective permitted transferees, which includes, with respect to the Apollo Funds, the TPG Viking Funds) falls below 25% of the then total outstanding equity securities of NCLH.

For as long as the ratio of the aggregate number of equity securities held by Genting HK (and certain of their permitted transferees) to the aggregate number of equity securities held by the Apollo Funds (and certain of their permitted transferees, including the TPG Viking Funds) is at least 0.6 (the “GHK Minimum Ratio”) and there has not been a change of control of Genting HK, certain matters may not be carried out by the Company without the prior written consent of Genting HK, which include, among others, the following:

•	sale of NCLH (except any sale effected through the right of first offer, drag along and tag along transactions pursuant to the Shareholders’ Agreement);

•	any acquisitions or divestitures with the aggregate consideration paid or received, together with the consideration paid or received in respect of all other acquisitions and divestitures after January 24, 2013, exceeding $200.0 million;

•	subject to limited exceptions, the primary issuance by NCLH of equity securities in a public offering;

•	subject to limited exceptions, the issuance by NCLH of equity securities in a private offering to third parties;

•	capital expenditures if the aggregate amount of such capital expenditures (or a series of separate but related capital expenditures), together with all other capital expenditures made after January 24, 2013, is in excess of $20.0 million;

•	the declaration or payment of any non-pro rata dividends or distributions;

•	change of the independent accountants of NCLH and its subsidiaries;

•	the issuance or authorization of new equity compensation plans or amendment of existing equity compensation plans;

•	subject to limited exceptions, the entrance into any contract or agreement with any officer, director, shareholder or affiliate or employee of Apollo;

•	any changes to NCLH’s memorandum of association or bye-laws; and

•	the hiring of a new chief executive officer of NCLH or any of its subsidiaries (provided that in this case only Genting HK’s consent shall not be unreasonably withheld).

Provided the GHK Minimum Ratio is maintained and there has not been a change of control of Genting HK, our Board of Directors must also provide reasonable advance written notice to Genting HK of and consult with (but is not required to obtain the consent of) Genting HK regarding certain actions including, but not limited to, (i) the approval of NCLH’s or any of its subsidiaries’ consolidated annual budget and any material action taken which deviates from such budget, (ii) the incurrence of any debt of NCLH and its subsidiaries outside that of which is allocated in the annual budget that, together with all other incurrence of debt outside of that of which is allocated in the annual budget, in excess of $100.0 million, (iii) the issuance of any equity securities of NCLH or any of its subsidiaries, including the identity of participants and the allocation of such securities, (iv) the declaration of any dividends or distributions on any equity securities and (v) the commencement or termination of employment of any executive or key employee of NCLH or any of its subsidiaries.

Genting HK’s consent and consultation rights described above would also terminate when the combined ownership of the ordinary shares of NCLH held by the Apollo Funds and Genting HK (and certain of their respective permitted transferees, which includes, in the case of the Apollo Funds, the TPG Viking Funds) falls below 25% of the then total outstanding equity securities of the Company.

Additionally, for so long as the TPG Viking Funds and their permitted transferees continue to hold 15% or more of the amount of ordinary shares of NCLH that are collectively held by the TPG Viking Funds and their affiliates on the date of the consummation of the IPO, neither NCLH nor any of its subsidiaries shall be permitted to engage in any material transaction involving any affiliate of the Apollo Funds (other than NCLH and its subsidiaries) without the prior written consent of the TPG Viking Funds, such consent not to be unreasonably withheld.

Each shareholder of NCLH that is a party to the Shareholders’ Agreement has the right to participate on a pro rata basis in any issuance of new shares of NCLH, subject to limited exceptions, including, but not limited to equity securities issued by NCLH in an underwritten public offering. In addition, each of the Apollo Funds and Genting HK has the right to make written requests in unlimited numbers to NCLH to register and thereby transfer all or a portion of its ordinary shares of NCLH through share offerings, provided each written request will specify an aggregate offering price of at least $20.0 million for the ordinary shares being registered and will specify the intended method of disposition. This offering is being made as a result of the exercise by the Apollo Funds, Genting HK and the TPG Viking Funds of such registration rights. In connection with the exercise of their registration rights related to this offering, the Apollo Funds, Genting HK and the TPG Viking Funds have entered into a letter agreement, dated October 23, 2013, pursuant to which they have agreed that notwithstanding anything to the contrary in the Shareholders’ Agreement, with respect to this offering, the number of ordinary shares to be registered will be determined by the Apollo Funds in consultation with Genting HK and the TPG Viking Funds, and that such ordinary shares (including any such ordinary shares subject to the underwriters’ option to purchase additional ordinary shares) shall generally be allocated among the Sponsors in accordance with their relative ownership percentages as of the date of such letter agreement. At any time following the date that is eighteen months from the consummation of the IPO, the TPG Viking Funds also have the right to make one written request to NCLH to register and thereby transfer all or a portion of its ordinary shares of NCLH through a share offering. Additionally, if NCLH at any time proposes for any reason to register ordinary shares, each of the Apollo Funds, Genting HK and the TPG Viking Funds shall have the right to cause NCLH to include in such registration all or a portion of its ordinary shares of NCLH.

Subject to the Apollo Funds’ right to sell as described below, each of the Apollo Funds, the TPG Viking Funds and Genting HK (and certain of their respective permitted transferees) is prohibited from transferring their equity securities of NCLH without the written mutual consent of the Apollo Funds and Genting HK, other than transfers to certain permitted transferees or transfers in certain registered offerings. These transfer restrictions will immediately terminate in the event that either the Apollo Minimum Ratio or the GHK Minimum Ratio are not maintained. Both the Apollo Minimum Ratio and the GHK Minimum Ratio will be maintained following this offering (including in the event that the underwriters exercise their option to purchase additional ordinary shares).

Unless the Apollo Funds (or certain of its permitted transferees, which includes the TPG Viking Funds) have previously sold any of their ordinary shares of NCLH in a registered public offering effected pursuant to the terms of the registration rights provisions of the Shareholders’ Agreement, the Apollo Funds are entitled to sell all, but not less than all, of the ordinary shares of NCLH held by the Apollo Funds (and certain of their permitted transferees, which includes the TPG Viking Funds) to a third party in cash at any time, provided that the Apollo Funds first offer Genting HK the right to acquire such ordinary shares of NCLH on terms and conditions as may be specified by the Apollo Funds, and subject to the lock-up agreements entered into in connection with this offering, as described under “Underwriting—Lock-Up Agreements.” In the event that Genting HK declines such offer to purchase the Apollo Funds’ shares of NCLH and the Apollo Funds receive a bona fide offer from a third party to purchase its shares of NCLH, (i) Genting HK shall have the right to sell to such third party its pro rata portion of the shares of NCLH to be sold in such transaction and (ii) the Apollo Funds shall have the right to cause Genting HK and the other shareholders of NCLH party to the Shareholders’ Agreement to consent to such transaction, and to sell all of their ordinary shares of NCLH in such transaction on the same terms and conditions on which the Apollo Funds are selling their ordinary shares of NCLH.

The Subscription Agreement

On August 17, 2007, Genting HK, NCL Investment Limited and NCLC entered into a subscription agreement (the “Subscription Agreement”) which set out the terms for the equity investment by, and issuance of shares to, NCL Investment Limited. NCL Investment Limited assigned to NCL Investment II Ltd. a portion of its rights and obligations under the Subscription Agreement pursuant to an assignment agreement dated January 7, 2008.

Under the Subscription Agreement, we and Genting HK agreed to cooperate with each other in developing our respective cruise line businesses, provided that such obligations to cooperate do not extend to any such efforts that could reasonably be expected to have an adverse effect on the operation or prospects of such party’s respective cruise line business.

In addition, subject to the terms below, NCL Investment Limited and Genting HK indemnified each other for certain losses arising from breaches of representations, warranties and covenants made by us, Genting HK and NCL Investment Limited. Both NCL Investment Limited’s and Genting HK’s indemnity obligations relating to breaches of representations and warranties terminated on April 30, 2008, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations. Genting HK may elect in its sole discretion to satisfy all or a portion of its indemnity obligations in cash or by causing the Company to issue additional ordinary shares of the Company to NCL Investment Limited.

Tax Agreement and Exchange Agreement

In connection with the consummation of the IPO, we entered into an amended and restated tax agreement for NCLC, which sets forth the terms of the partnership agreement governing the NCL Corporation Units. To the extent funds are legally available, the tax agreement provides that NCLC will make cash distributions, which we refer to as “tax distributions,” to the holders of the NCL Corporation Units (including the Management NCL Corporation Units) if ownership of the NCL Corporation Units gives rise to U.S. taxable income for the holders. The U.S. taxable income attributable to the ownership of NCL Corporation Units may be different from the relative U.S. taxable income attributable to the Management NCL Corporation Units. In that case, tax distributions may be made on a non-pro rata basis with the holders of Management NCL Corporation Units possibly receiving relative tax distributions greater than the tax distributions received by us. Generally, these tax distributions will be computed based on our estimate of the taxable income, determined for U.S. federal income tax purposes, allocable to the NCL Corporation Unit holder multiplied by the U.S. federal and state income tax rate applicable to each holder, as determined in the sole discretion of NCLH.

As part of the tax agreement, NCLH entered into an exchange agreement with NCLC. Under the exchange agreement, subject to certain procedures and restrictions (including the vesting schedules applicable to the Management NCL Corporation Units and any applicable legal and contractual restrictions), each holder of Management NCL Corporation Units has the right to cause NCLC and us to exchange the holder’s Management NCL Corporation Units for our ordinary shares at an exchange rate equal to one ordinary share for each Management NCL Corporation Unit (or, at NCLC’s election, a cash payment equal to the value of the exchanged Management NCL Corporation Units), subject to customary adjustments to the exchange rate for stock splits, subdivisions, combinations and similar extraordinary events. As a holder of Management NCL Corporation Units exchanges his or her Management NCL Corporation Units, the NCLH’s economic interest in NCLC is correspondingly increased.

The exchange right described above is subject to (i) the filing and effectiveness of an applicable registration statement by NCLH that, in our determination, contains all the information that is required to effect a registered sale of our ordinary shares and (ii) all applicable legal and contractual restrictions. On August 19, 2013, NCLH filed a registration statement with the SEC, which is effective, to register on a continuous basis the issuance of the ordinary shares to be received by the holders of Management NCL Corporation Units who elected or will elect to exchange.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize below the principal terms of the agreements that govern our existing indebtedness. We refer you to the exhibits to the registration statement of which this prospectus forms a part for copies of agreements governing the indebtedness described below.

$1.3 billion Senior Secured Credit Facility

NCLC is the borrower under a credit agreement dated as of May 24, 2013, by and among the borrower, Deutsche Bank Trust Company Americas, as administrative agent and as collateral agent, DNB Bank ASA and Nordea Bank Finland Plc, New York Branch, as co-syndication agents, and a syndicate of other banks party thereto as joint bookrunners, arrangers, co-documentation agents and lenders, which provides senior secured financing of $1.3 billion, consisting of (i) a $675.0 million term loan facility maturing on May 24, 2018 (the “$675.0 million Term Loan Facility”) and (ii) a $625.0 million revolving credit facility maturing on May 24, 2018 (the “$625.0 million Senior Secured Revolving Credit Facility”).

Availability

As of September 30, 2013, we had $666.6 million of principal outstanding under our $675.0 million Term Loan Facility and we had $117.0 million of principal outstanding under our $625.0 million Senior Secured Revolving Credit Facility with $508.0 million available to draw thereunder.

Interest Rate and Fees

Borrowings under the $1.3 billion Senior Secured Credit Facility bear interest at a rate per annum equal to (a) an adjusted LIBOR rate or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate of Deutsche Bank and (iii) the adjusted LIBOR rate, in each case plus an applicable margin that is determined by reference to a total leverage ratio, with an applicable margin of between 2.25% and 1.50% with respect to Eurocurrency loans and between 1.25% and 0.50% with respect to base rate loans. The initial applicable margin for borrowings is 2.25% with respect to Eurocurrency borrowings and 1.25% with respect to base rate borrowings.

In addition to paying interest on outstanding principal under the $1.3 billion Senior Secured Credit Facility, the borrower is required to pay a commitment fee to the lenders under the $625.0 million Senior Secured Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee rate is determined by reference to a total leverage ratio, with a maximum commitment fee rate of 40% of the applicable margin for Eurocurrency loans.

Payments, Prepayments and Amortization

The borrower is required to repay the loans under the $675.0 million Term Loan Facility in quarterly installments commencing in September 2013, in an aggregate principal amount equal to (a) in the case of installments payable on or prior to May 24, 2015, 1.25% of the loans outstanding immediately after the closing date under the $675.0 million Term Loan Facility and (b) in the case of installments payable after May 24, 2015, 2.50% of the loans outstanding immediately after the closing date under the $675.0 million Term Loan Facility, with the remaining unpaid principal amount of loans under the $675.0 million Term Loan Facility due and payable in full at maturity, on May 24, 2018. Principal amounts outstanding under the $625.0 million Senior Secured Revolving Credit Facility are due and payable in full at maturity, on May 24, 2018.

The borrower may voluntarily repay outstanding loans under the $1.3 billion Senior Secured Credit Facility at any time without premium or penalty, subject to customary breakage costs with respect to Eurocurrency loans.

The $1.3 billion Senior Secured Credit Facility requires the borrower to prepay outstanding loans under the $675.0 million Term Loan Facility, subject to certain exceptions, with 100% (which percentage will be reduced to a percentage equal to the fair market value of the applicable vessel divided by the fair market value of all of the mortgaged vessels under the new senior secured credit facilities if the facility’s loan-to-value ratio is 0.5x or less) of the net cash proceeds received from an asset sale or event of loss (net of certain fees, premiums, taxes, required payments, and reasonable reserves in connection therewith) that are retained by the borrower or any subsidiary, provided that the borrower may, subject to certain conditions and limitations, apply such proceeds to assets useful in the business of the borrower and its subsidiaries or to make investments in permitted business acquisitions.

Guarantee and Security

All obligations of the borrower under the $1.3 billion Senior Secured Credit Facility are unconditionally guaranteed by its subsidiaries Norwegian Star Limited, Norwegian Spirit, Ltd., Norwegian Sun Limited, Norwegian Dawn Limited, Norwegian Pearl, Ltd. and Norwegian Gem, Ltd., which subsidiaries own our ships Norwegian Star, Norwegian Spirit, Norwegian Sun, Norwegian Dawn, Norwegian Pearl and Norwegian Gem, respectively.

All obligations under the $1.3 billion Senior Secured Credit Facility and the guarantees thereof (as well as all obligations under any interest-hedging or other swap agreements), are secured by a first priority (and in the case of any interest-hedging or other swap agreements, second priority) perfected security interest in (i) all equity interests of each of the guarantors; and (ii) substantially all of the assets of each of the guarantors, including, but not limited to (A) first lien ship mortgages on Norwegian Star, Norwegian Spirit, Norwegian Sun, Norwegian Dawn, Norwegian Pearl and Norwegian Gem and (B) first priority assignments of certain interests related to those ships.

Breakaway Plus Newbuild Export Credit Facilities

The purchaser of each new Breakaway Plus Class Ship is the borrower under a credit agreement dated as of October 12, 2012, by and among the relevant borrower, KfW IPEX-Bank GmbH, as facility agent and collateral agent, and possibly certain other financial institutions from time to time party thereto as lenders, and NCL Corporation Ltd. as guarantor (each such agreement is referred to as a “Breakaway Plus Newbuild Export Credit Facility”). These two facilities, the purpose of which is to provide partial financing for the purchase of our new Breakaway Plus Class Ships, provide multi-draw term loan facilities for up to €1.2 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of September 30, 2013. The maturity date for each Breakaway Plus Newbuild Export Credit Facility is the earliest of the twelfth anniversary of the delivery date of the relevant new ship or eleven years and six months following the first scheduled repayment.

Availability

The loans under the Breakaway Plus Newbuild Export Credit Facilities are or will be available for drawing to fund 80% of the installment and delivery payments on the construction contracts for the new ships, and to fund 100% of the related Hermes insurance premium. As of September 30, 2013, we had $69.1 million of principal outstanding under the Breakaway Plus Newbuild Export Credit Facilities.

Interest Rate and Fees

The loans under the Breakaway Plus Newbuild Export Credit Facilities bear interest at a fixed rate of 2.98% per annum.

In addition to paying interest on outstanding loans under our Breakaway Plus Newbuild Export Credit Facilities, we are required to pay commitment fees to the lenders in respect to the unutilized commitments thereunder. The first ship is at a rate of 0.50% per annum until October 15, 2013, with such rate increasing to

0.60% per annum from October 16, 2013 until October 15, 2014, and increasing to 0.70% per annum from October 16, 2014 until the applicable delivery date. The second ship is at a rate of 0.50% per annum until October 15, 2013, with such rate increasing to 0.60% per annum from October 16, 2013 until April 15, 2015, and increasing to 0.70% per annum from April 16, 2015 until the applicable delivery date. We also pay customary arrangement and agency fees.

Payments, Reductions and Prepayments

The loans under the Breakaway Plus Newbuild Export Credit Facilities shall be repaid in full in twenty-four equal semi-annual installments beginning on, or at the relevant borrower’s election, prior to, the sixth month anniversary of the delivery date.

We may voluntarily and permanently reduce the loan commitments under each Breakaway Plus Newbuild Export Credit Facility, in whole or in part, at any time during specified periods, without penalty, subject to the payment of breakage fees and certain restrictions regarding notice and mandatory minimum amounts. Drawings under each Breakaway Plus Newbuild Export Credit Facility may be prepaid at any time subject to certain restrictions regarding notice, mandatory minimum amounts, and the payment of customary breakage costs and funding loss costs.

In addition, if the construction contract in respect to the relevant new ship is terminated prior to the delivery date of such ship, the outstanding loans under the relevant Breakaway Plus Newbuild Export Credit Facility shall be repaid in full and the commitments thereunder shall be terminated.

The borrower under the relevant Breakaway Plus Newbuild Export Credit Facility is required to prepay outstanding amounts under the facility upon the sale, total loss or other disposition of the ship after the delivery date for the applicable new ship.

Guarantee and Security

All obligations of the borrower under each Breakaway Plus Newbuild Export Credit Facility will be guaranteed by NCL Corporation Ltd., and will be secured by a first priority perfected security interest in the equity of the borrower, a first lien ship mortgage on the relevant new ship and by first priority assignments of certain interests related to such new ship. In addition, 100% of the loans under each Breakaway Plus Newbuild Export Credit Facility are guaranteed by Hermes, an agency of the Federal Republic of Germany.

Breakaway Export Credit Facility

Breakaway One, Ltd. (the owner of Norwegian Breakaway) is the borrower under a credit agreement dated as of November 18, 2010, as amended, by and among the borrower, Deutsche Schiffsbank AG, DNB Bank ASA, HSBC Bank plc, KfW IPEX-Bank GmbH and Nordea Bank Norge ASA, as lead arrangers, certain other financial institutions from time to time party thereto as agents and lenders, and NCL Corporation Ltd. as guarantor. This facility, the purpose of which was to provide partial financing for the purchase of Norwegian Breakaway, provides delayed-draw term loan facilities for €529.8 million, or $716.7 million based on the euro/U.S. dollar exchange rate as of September 30, 2013. The maturity date for the Breakaway Export Credit Facility is April 25, 2025.

Availability

As of September 30, 2013, we had $679.0 million of principal outstanding under the Breakaway Export Credit Facility.

Interest Rate and Fees

Loans under the Breakaway Export Credit Facility bear interest at a LIBOR rate plus an applicable margin of 1.60% per annum. In addition to paying interest on outstanding loans under our Breakaway Export Credit Facility, we are required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at a rate equal to 0.60% per annum. We also pay customary arrangement and agency fees.

Payments and Prepayments

Beginning on October 25, 2013, the six month anniversary of the delivery date for Norwegian Breakaway, the loans under the relevant Breakaway Export Credit Facility shall be repaid in full in twenty-four equal semi-annual installments.

Loans under the Breakaway Export Credit Facility may be prepaid at any time subject to certain restrictions regarding notice and mandatory minimum amounts, and to the payment of customary breakage costs and funding loss costs.

The borrower is required to prepay outstanding amounts under the Breakaway Export Credit Facility upon the sale, total loss or other disposition of Norwegian Breakaway.

Guarantee and Security

All obligations of the borrower under the Breakaway Export Credit Facility are guaranteed by NCL Corporation Ltd., and are secured by a first priority perfected security interest in the equity of the borrower, a first lien ship mortgage on Norwegian Breakaway and by first priority assignments of certain interests related to Norwegian Breakaway. In addition, 95% of the loans under the Breakaway Export Credit Facility are guaranteed by Hermes, an agency of the Federal Republic of Germany.

Getaway Export Credit Facility

Breakaway Two, Ltd. (the purchaser of Norwegian Getaway) is the borrower under a credit agreement dated as of November 18, 2010, as amended, by and among the borrower, Deutsche Schiffsbank AG, DNB Bank ASA, HSBC Bank plc, KfW IPEX-Bank GmbH and Nordea Bank Norge ASA, as lead arrangers, certain other financial institutions from time to time party thereto as agents and lenders, and NCL Corporation Ltd. as guarantor. This facility, the purpose of which is to provide partial financing for the purchase of Norwegian Getaway, provides a delayed-draw term loan facility for up to €529.8 million, or $716.7 million based on the euro/U.S. dollar exchange rate as of September 30, 2013. The maturity date for the Getaway Export Credit Facility is the twelfth anniversary of the delivery date of Norwegian Getaway.

Availability

The loans under the Getaway Export Credit Facility are or will be available for drawing to fund 80% of the installment and delivery payments on the construction contract for Norwegian Getaway, and to fund 100% of the related Hermes insurance premiums. As of September 30, 2013, we had $144.9 million of principal outstanding under the Getaway Export Credit Facility.

Interest Rate and Fees

Loans under the Getaway Export Credit Facility bear interest at a fixed rate of 4.50% per annum. In addition to paying interest on outstanding loans under our Getaway Export Credit Facility, we are required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at a rate equal to 0.60% per annum. We also pay customary arrangement and agency fees.

Payments and Prepayments

Beginning on the six month anniversary of the delivery date for Norwegian Getaway, the loans under the Getaway Export Credit Facility shall be repaid in full in twenty-four equal semi-annual installments.

We may voluntarily and permanently reduce the loan commitments under the Getaway Export Credit Facility, at any time, without penalty, subject to certain restrictions regarding notice and mandatory minimum amounts. Loans under the Getaway Export Credit Facility may be prepaid at any time subject to certain restrictions regarding notice and mandatory minimum amounts, and to the payment of customary breakage costs and funding loss costs.

In addition, if the construction contract in respect of Norwegian Getaway is terminated prior to the delivery date, the outstanding loans under the Getaway Export Credit Facility shall be repaid in full and the commitments thereunder shall be terminated.

The borrower is required to prepay outstanding amounts under Getaway Export Credit Facility upon the sale, total loss or other disposition of Norwegian Getaway after the delivery date.

Guarantee and Security

All obligations of the borrower under the Getaway Export Credit Facility are guaranteed by NCL Corporation Ltd., and will be secured by a first priority perfected security interest in the equity of the borrower, a first lien ship mortgage on Norwegian Getaway and by first priority assignments of certain interests related to Norwegian Getaway. In addition, 95% of the loans under the Getaway Export Credit Facility are guaranteed by Hermes, an agency of the Federal Republic of Germany.

Breakaway/Getaway Term Loan Facilities

Each of Norwegian Jewel Limited and Pride of Hawaii, LLC is a borrower under a credit agreement dated as of November 18, 2010, as amended and restated on June 21, 2013, by and among the relevant borrower, Deutsche Schiffsbank AG, DNB Bank ASA, HSBC Bank plc, KfW IPEX-Bank GmbH and Nordea Bank Norge ASA, as lead arrangers, certain other financial institutions from time to time party thereto as agents and lenders, and NCL Corporation Ltd. as guarantor (each such agreement is referred to as a “Breakaway/Getaway Term Loan Facility”). These two facilities, the purpose of which is to provide partial financing for the purchase of Norwegian Breakaway (in the case of the Tranche A Loans) and Norwegian Getaway (in the case of the Tranche B Loans), provide delayed-draw term loan facilities of up to €126.1 million, or approximately $170.6 million based on the euro/U.S. dollar exchange rate as of September 30, 2013, and the U.S. dollar equivalent availability of the Breakaway/Getaway Term Loan Facilities is capped at $224.8 million. The maturity date for the Tranche A Loans under each Breakaway/Getaway Term Loan Facility is April 25, 2016 and the maturity date for the Tranche B Loans under each Breakaway/Getaway Term Loan Facility is the 3rd anniversary of the delivery date of Norwegian Getaway.

Availability

The Tranche B Loans under each Breakaway/Getaway Term Loan Facility are or will be available for drawing to fund 10% of the installment and delivery payments on the construction contract for Norwegian Getaway, and to fund 100% of the related Hermes insurance premiums. As of September 30, 2013, we had $110.1 million of principal outstanding under the Breakaway/Getaway Term Loan Facilities.

Interest Rate and Fees

Loans under the Breakaway/Getaway Term Loan Facilities bear interest at the LIBOR rate plus an applicable margin of 0.95% per annum.

In addition to paying interest on outstanding loans under our Breakaway/Getaway Term Loan Facilities, we are required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at a rate equal to 0.30% per annum. We also pay customary arrangement and agency fees.

Payments and Prepayments

Beginning on October 25, 2013, the Tranche A Loans under the Breakaway/Getaway Term Loan Facilities shall be repaid in full in six equal semi-annual installments. Beginning on the sixth month anniversary of the delivery date for Norwegian Getaway, the Tranche B Loans under the Breakaway/Getaway Term Loan Facilities shall be repaid in full in six equal semi-annual installments.

We may voluntarily and permanently reduce the Tranche B loan commitments under the Breakaway/Getaway Term Loan Facilities, at any time, without penalty, subject to certain restrictions regarding notice and mandatory minimum amounts. Loans under the Breakaway/Getaway Term Loan Facilities may be prepaid at any time subject to certain restrictions regarding notice and mandatory minimum amounts, and to the payment of customary breakage costs with respect to funding loss costs.

In addition, if the construction contract in respect of Norwegian Getaway is terminated prior to the delivery date, the outstanding Tranche B Loans under each Breakaway/Getaway Term Loan Facility shall be repaid in full and the commitments thereunder shall be terminated.

The borrower under the relevant Breakaway/Getaway Term Loan Facility is required to prepay outstanding amounts under such Breakaway/Getaway Term Loan Facility upon the sale or total loss or other disposition of Norwegian Jewel or Norwegian Jade, as applicable.

Guarantee and Security

All obligations of the borrowers under the Breakaway/Getaway Term Loan Facilities are guaranteed by NCL Corporation Ltd., and secured by a subordinated ship mortgage on Norwegian Jewel or Norwegian Jade, as applicable, and a second-priority assignment of certain interests related to the new ships.

€308.1 million Pride of Hawai’i Loan

Pride of Hawaii, LLC, our indirect, wholly owned subsidiary, is the borrower under a secured loan agreement dated as of April 20, 2004, as amended and restated on June 21, 2013, by and among the borrower, certain financial institutions from time to time party thereto, as lenders, and HSBC Bank plc, as agent. This agreement provides for a term loan facility for up to €308.1 million, the purpose of which was to provide financing for the construction of our ship, Pride of Hawai’i (subsequently re-flagged and renamed Norwegian Jade). The maturity date for our €308.1 million Pride of Hawai’i loan is April 19, 2018; the facility was converted into U.S. dollars in October 2009.

Availability

As of September 30, 2013, we had $186.0 million of principal outstanding.

Interest Rate

The borrowings under our €308.1 million Pride of Hawai’i loan bear interest at a rate per annum equal to (i) LIBOR plus (ii) an applicable margin of 0.95%.

Payments and Prepayments

Pride of Hawaii, LLC makes amortization payments of approximately $18.6 million on a semi-annual basis.

The borrower is required to prepay outstanding amounts of our €308.1 million Pride of Hawai’i loan following the total loss or sale of Norwegian Jade, which secures the facility (as further described below).

The borrower may voluntarily prepay the loans under our €308.1 million Pride of Hawai’i loan, in whole or in part, after giving notice as specified in the credit agreement, without penalty, subject to the payment of customary breakage costs with respect to funding loss costs and to certain restrictions regarding mandatory minimum amounts.

Guarantee and Security

All obligations of the borrower under our €308.1 million Pride of Hawai’i loan are unconditionally guaranteed by NCL Corporation Ltd., and are secured by a first priority perfected security interest in the equity of the borrower, a first lien ship mortgage on Norwegian Jade and by first priority assignments of certain interests related to Norwegian Jade.

$334.1 million Norwegian Jewel Loan

Norwegian Jewel Limited, our indirect, wholly owned subsidiary, is the borrower under a secured loan agreement dated as of April 20, 2004, as amended and restated on June 21, 2013, by and among the borrower, certain financial institutions from time to time party thereto, as lenders, and HSBC Bank plc, as agent. This agreement provides for a term loan facility for up to $334.1 million, the purpose of which was to provide financing for the construction of our ship, Norwegian Jewel. The maturity date of our $334.1 million Norwegian Jewel loan is August 4, 2017.

Availability

As of September 30, 2013, we had $108.1 million of principal outstanding.

Interest Rate

The borrowings under our $334.1 million Norwegian Jewel loan bear interest at a rate per annum equal to (i) LIBOR plus (ii) an applicable margin of 0.95%.

Payments and Prepayments

Norwegian Jewel Limited makes amortization payments of $13.5 million on a semi-annual basis.

The borrower is required to prepay outstanding amounts of our $334.1 million Norwegian Jewel loan following the total loss or sale of Norwegian Jewel, which secures the facility (as further described below).

The borrower may voluntarily prepay the loans under our $334.1 million Norwegian Jewel loan, in whole or in part, after giving notice as specified in the credit agreement, without penalty, subject to the payment of customary breakage costs with respect to funding loss costs and to certain restrictions regarding mandatory minimum amounts.

Guarantee and Security

All obligations of the borrower under our $334.1 million Norwegian Jewel loan are unconditionally guaranteed by NCL Corporation Ltd., and are secured by a first priority perfected security interest in the equity of the borrower, a first lien ship mortgage on Norwegian Jewel and by first priority assignments of certain interests related to Norwegian Jewel.

€258.0 million Pride of America Loan

Pride of America Ship Holding, LLC, our indirect, wholly owned subsidiary, is the borrower under a secured loan agreement dated as of April 4, 2003, as amended and restated on June 21, 2013, by and among the borrower, certain financial institutions from time to time party thereto, as lenders, and HSBC Bank plc, as agent.

This agreement provides for a term loan facility for up to €258.0 million, the purpose of which was to finance the construction of our ship, Pride of America. The maturity date for our €258.0 million Pride of America loan is June 6, 2017; the facility was converted into U.S. dollars in December 2005.

Availability

As of September 30, 2013, we had $101.6 million of principal outstanding.

Interest Rate

The borrowings under our €258.0 million Pride of America loan bear interest at a rate per annum equal to (i) LIBOR plus (ii) an applicable margin of 0.95%.

Payments and Prepayments

Pride of America Ship Holding, LLC makes amortization payments of $12.7 million on a semi-annual basis.

The borrower is required to pay outstanding amounts of our €258.0 million Pride of America loan following the total loss or sale of Pride of America, which secures the facility (as further described below).

The borrower may voluntarily prepay the loans under our €258.0 million Pride of America loan, in whole or in part, after giving notice as specified in the credit agreement, without penalty, subject to the payment of customary breakage costs with respect to funding loss costs and to certain restrictions regarding mandatory minimum amounts.

Guarantee and Security

All obligations of the borrower under our €258.0 million Pride of America loan are unconditionally guaranteed by NCL Corporation Ltd., and are secured by a first priority perfected security interest in the equity of the borrower, a first lien ship mortgage on Pride of America and by first priority assignments of certain interests related to Pride of America.

€662.9 million Norwegian Epic Loan

Norwegian Epic, Ltd., our indirect, wholly owned subsidiary, is the borrower under a secured loan agreement dated as of September 22, 2006, as amended and restated on June 1, 2012, by and among the borrower, certain financial institutions from time to time party thereto, as lenders, and BNP Paribas, as agent. This agreement provides for a term loan facility for up to €662.9 million, the purpose of which was to provide financing for the purchase of our ship, Norwegian Epic. The maturity date for our €662.9 million Norwegian Epic loan is June 17, 2022. The interest rate per annum for the facility is LIBOR plus (a) 2.175% for the first 12 months, and LIBOR plus (b) 1.675% thereafter.

Availability

As of September 30, 2013, we had $631.5 million of principal outstanding.

Prepayments

The borrower may voluntarily prepay the loans under our €662.9 million Norwegian Epic loan, in whole or in part, after giving notice as specified in the credit agreement, subject to the payment of customary breakage costs with respect to funding loss costs.

Guarantee and Security

All obligations of the borrower under our €662.9 million Norwegian Epic loan are unconditionally guaranteed by NCL Corporation Ltd., and are secured by a first priority perfected security interest in the equity of the borrower, a first lien ship mortgage on Norwegian Epic and by first priority assignments of certain interests related to Norwegian Epic.

$300.0 million Senior Notes

On February 6, 2013, we completed an offering of our $300.0 million Senior Notes. Our $300.0 million Senior Notes are unsecured and bear interest at an annual rate of 5.00%, paid semiannually. The maturity date for our $300.0 million Senior Notes is February 15, 2018. The net proceeds of the offering of $300.0 million Senior Notes were used to redeem our $450.0 million 11.75% senior secured notes due 2016, which had been issued by NCL Corporation Ltd. on November 12, 2009, and guaranteed by Norwegian Dawn Limited, Norwegian Sun Limited, Norwegian Spirit, Ltd. and Norwegian Star Limited.

Covenant Compliance

Our aforementioned debt facilities and notes contain, among other provisions, restrictive covenants and incurrence tests regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions and the maintenance of a minimum level of liquidity and certain financial ratios. Payment of borrowings under such debt facilities may be accelerated if there is an event of default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults, events of bankruptcy and a change of control. As described in more detail above, our ships and substantially all other property and equipment are pledged as collateral for our debt. We believe we were in compliance with these covenants as of September 30, 2013.

DESCRIPTION OF SHARE CAPITAL

Norwegian Cruise Line Holdings Ltd. was incorporated on February 21, 2011 as a Bermuda exempted company organized under the Companies Act. References to “we,” “our” and the “Company” in the following descriptions refer to NCLH. We are registered with the Registrar of Companies in Bermuda under registration number 45125. Our registered office is located at Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda. The rights of our shareholders, are governed by Bermuda law, our memorandum of association and our amended and restated bye-laws, which we refer to as our “bye-laws.” The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and their shareholders. The bye-laws are subject to the terms of, and incorporate the provisions of, the Shareholders’ Agreement. For information regarding the governance arrangements for the Company among our Sponsors, Genting HK, the Apollo Funds and the TPG Viking Funds, see “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement.”

The following descriptions are qualified in their entirety by reference to our memorandum of association and bye-laws and to the Shareholders’ Agreement, copies of which are exhibits to the registration statement of which this prospectus forms a part. The following summary is a description of the material terms of our share capital. The following summary also highlights material differences between Bermuda and Delaware corporate laws.

Share capital

Our authorized share capital is $500,000 divided into 490,000,000 ordinary shares of par value $.001 per share and 10,000,000 preference shares of par value $.001 per share.

Pursuant to our bye-laws, subject to the requirements of NASDAQ and to any resolution of the shareholders to the contrary, our Board of Directors is authorized to issue any of our authorized but unissued ordinary shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Ordinary shares

As of the date of this offering, there are 205,147,741 ordinary shares issued and outstanding. No preference shares have been issued or outstanding as of the date of this offering. All of our issued and outstanding ordinary shares are fully paid.

In the event of our liquidation, dissolution or winding up, the holders of ordinary shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and subject to any preferential rights to payments owing to preference shareholders.

If we issue any preference shares, the rights, preferences and privileges of holders of ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of our preference shares. See “—Preference shares.”

Voting

Holders of ordinary shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of ordinary shares are entitled to one vote per share on all matters submitted to a vote of holders of ordinary shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of ordinary shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it is in accordance with the Companies Act and until it shall have been approved by a resolution of our Board of Directors and by a resolution of our shareholders holding a majority of the then-outstanding shares of the Company (or, where required, of a separate class or classes of shareholders), provided that in no event shall any such rescission, alteration, amendment or new bye-law affect the rights and obligations of Genting HK, any of the Apollo Funds or the TPG Viking Funds without the prior written consent of Genting HK, the Apollo Funds or the TPG Viking Funds, as the case may be.

Our bye-laws provide that no alteration to our memorandum of association shall be made, unless it is in accordance with the Companies Act and until it shall have been approved by a resolution of our Board of Directors and by a resolution of our shareholders holding a majority of the then-outstanding shares of the Company (or, where required, of a separate class or classes of shareholders), provided that in no event shall any such alteration affect the rights and obligations of Genting HK, any of the Apollo Funds or the TPG Viking Funds without the prior written consent of Genting HK, the Apollo Funds or the TPG Viking Funds, as the case may be. Holders of ordinary shares will vote together as a single class on all matters presented to the shareholders for their vote or approval, including the election of directors.

Any individual who is a shareholder of the Company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as our Board of Directors may determine.

The Companies Act also provides that shareholders may take action by written resolution. Subject to the following, anything (except for the removal of an auditor before the expiration of the term of his office or director before the expiration of the term of his office) which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the shareholders may, without a meeting, be done by resolution in writing signed by, or in the case of a shareholder that is a corporation whether or not a company within the meaning of the Companies Act, on behalf of, such number of shareholders who, at the date that the notice of resolution is given, represent not less than the minimum number of votes as would be required if the resolution was voted on at a meeting of shareholders at which all shareholders entitled to attend and vote were present and voting.

Dividends

Under our bye-laws, each ordinary share is entitled to dividends if, as and when dividends are declared by our Board of Directors, subject to any preferential dividend right of the holders of any preference shares. For a discussion of certain restrictions related to our ability to pay dividends, see “Risk Factors—We do not intend to pay dividends on our ordinary shares at any time in the foreseeable future” and “Dividend Policy.”

We are a holding company and have no direct operations. As a result, we will depend upon distributions from our subsidiaries to pay any dividends.

Additionally, we are subject to Bermuda legal constraints that may affect our ability to pay dividends on our ordinary shares and make other payments. Under the Companies Act, we may declare or pay a dividend only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than our liabilities.

Transfer Restrictions

As described above in “Business—Taxation—Exemption of Operating Income from U.S. Federal Income Taxation,” we are relying on the substantial ownership by non-5% shareholders in order to satisfy the regularly traded test. As a result there is the potential that if another shareholder becomes a 5% shareholder our qualification under the Publicly Traded Test could be jeopardized. If we were to fail to satisfy the Publicly Traded Test, we likely would become subject to U.S. income tax on income associated with our cruise operations in the U.S. Therefore, as a precautionary matter, we have provided protections in our bye-laws to reduce the risk of the Five Percent Override Rule applying. In this regard, our bye-laws provide that no one person or group of related persons, other than the Apollo Funds, the TPG Viking Funds and Genting HK, may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 4.9% of our ordinary shares, whether measured by vote, value or number, unless such ownership is approved by our Board of Directors. In addition, any person or group of related persons that own 3% or more (or a lower percentage if required by the U.S. Treasury Regulations under the Code) of our ordinary shares will be required to meet certain notice requirements as provided for in the Company bye-laws. Our bye-laws generally restrict the transfer of any of our ordinary shares if such transfer would cause us to be subject to U.S. shipping income tax. In general, detailed attribution rules, that treat a shareholder as owning shares that are owned by another person, are applied in determining whether a person is a 5% shareholder.

For purposes of the 4.9% limit, a “transfer” will include any sale, transfer, gift, assignment, devise or other disposition, whether voluntary or involuntary, whether of record, constructively or beneficially, and whether by operation of law or otherwise. The 4.9% limit does not apply to the Apollo Funds, the TPG Viking Funds or Genting HK. These shareholders will be permitted to transfer their shares without complying with the limit subject to certain restrictions. See “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement.”

Our bye-laws provide that our Board of Directors may waive the 4.9% limit or transfer restrictions, in any specific instance. Our Board of Directors may also terminate the limit and transfer restrictions generally at any time for any reason. If a purported transfer or other event results in the ownership of ordinary shares by any shareholder in violation of the 4.9% limit, or causes us to be subject to U.S. income tax on shipping operations, such ordinary shares in excess of the 4.9% limit, or which would cause us to be subject to U.S. shipping income tax will automatically be designated as “excess shares” to the extent necessary to ensure that the purported transfer or other event does not result in ownership of ordinary shares in violation of the 4.9% limit or cause us to become subject to U.S. income tax on shipping operations, and any proposed transfer that would result in such an event would be void. Any purported transferee or other purported holder of excess shares will be required to give us written notice of a purported transfer or other event that would result in excess shares. The purported transferee or holders of such excess shares shall have no rights in such excess shares, other than a right to the payments described below.

Excess shares will not be treasury shares but rather will continue to be issued and outstanding ordinary shares. While outstanding, excess shares will be transferred to a trust. The trustee of such trust has been appointed by us and is independent of us and the purported holder of the excess shares. The beneficiary of such trust will be one or more charitable organizations that is a qualified shareholder selected by the trustee. The trustee is entitled to vote the excess shares on behalf of the beneficiary. If, after purported transfer or other event resulting in excess shares and prior to the discovery by us of such transfer or other event, dividends or distributions are paid with respect to such excess shares, such dividends or distributions will be immediately due and payable to the trustee for payment to the charitable beneficiary. All dividends received or other income declared by the trust will be paid to the charitable beneficiary. Upon our liquidation, dissolution or winding up, the purported transferee or other purported holder will receive a payment that reflects a price per share for such excess shares generally equal to the lesser of:

•	the amount per share of any distribution made upon such liquidation, dissolution or winding up, and

•	in the case of excess shares resulting from a purported transfer, the price per share paid in the transaction that created such excess shares, or, in the case of certain other events, the market price per share for the excess shares on the date of such event, or in the case of excess shares resulting from an event other than a purported transfer, the market price for the excess shares on the date of such event.

At the direction of our Board of Directors, the trustee will transfer the excess shares held in trust to a person or persons, including us, whose ownership of such excess shares will not violate the 4.9% limit or otherwise cause us to become subject to U.S. shipping income tax within 180 days after the later of the transfer or other event that resulted in such excess shares or we become aware of such transfer or event. If such a transfer is made, the interest of the charitable beneficiary will terminate, the designation of such shares as excess shares will cease and the purported holder of the excess shares will receive the payment described below. The purported transferee or holder of the excess shares will receive a payment that reflects a price per share for such excess shares equal to the lesser of:

•	the price per share received by the trustee, and

•	the price per share such purported transferee or holder paid in the purported transfer that resulted in the excess shares, or, if the purported transferee or holder did not give value for such excess shares, through a gift, devise or other event, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the excess shares.

A purported transferee or holder of the excess shares will not be permitted to receive an amount that reflects any appreciation in the excess shares during the period that such excess shares were outstanding. Any amount received in excess of the amount permitted to be received by the purported transferee or holder of the excess shares must be turned over to the charitable beneficiary of the trust. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any excess shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring or holding such excess shares and to hold such excess shares on our behalf.

We have the right to purchase any excess shares held by the trust for a period of 90 days from the later of:

•	the date the transfer or other event resulting in excess shares has occurred, and

•	the date our Board of Directors determines in good faith that a transfer or other event resulting in excess shares has occurred.

The price per excess share to be paid by us will be equal to the lesser of:

•	the price per share paid in the transaction that created such excess shares, or, in the case of certain other events, the market price per share for the excess shares on the date of such event, or

•	the lowest market price for the excess shares at any time after their designation as excess shares and prior to the date we accept such offer.

These provisions in our bye-laws could have the effect of delaying, deferring or preventing a change in our control or other transaction in which our shareholders might receive a premium for their ordinary shares over the then-prevailing market price or which such holders might believe to be otherwise in their best interest. Our Board of Directors may determine, in its sole discretion, to terminate the 4.9% limit and the transfer restrictions of these provisions. While both the mandatory offer protection and 4.9% protection remain in place, no third party other than the Apollo Funds, the TPG Viking Funds or Genting HK will be able to acquire control of the Company.

Listing

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “NCLH.”

Preference shares

Pursuant to our bye-laws, our Board of Directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by our Board of Directors without any further shareholder approval but subject to the Shareholders’ Agreement. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of the Company. We currently have authorized 10,000,000 preference shares of par value $.001 per share. We have no present plans to issue any preference shares.

Composition of Board of Directors; Election; Quorum

In accordance with our bye-laws, the number of directors comprising our Board of Directors will be as determined from time to time by resolution of our Board of Directors, provided, that there shall be at least seven but no more than eleven directors. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of our Board of Directors, our bye-laws will provide that a majority of the directors then in office will constitute a quorum for all purposes.

Our Board of Directors currently consists of nine directors, two of which are independent directors. We avail ourselves of the “controlled company” exception under the NASDAQ rules, which eliminates the requirement that we have a majority of independent directors on our Board of Directors and that we have compensation and nominating and governance committees composed entirely of independent directors. Until one year from the date of effectiveness of the IPO registration statement, we are required to have a majority of independent directors on our audit committee. Thereafter, we are required to have an audit committee comprised entirely of independent directors. Pursuant to the terms of the Shareholders’ Agreement, within one year following the consummation of the IPO, our Board of Directors will consist of eleven directors, including three independent directors.

If at any time we cease to be a “controlled company” under the NASDAQ rules, our Board of Directors will take all action necessary to comply with such NASDAQ rules, including appointing a majority of independent directors to our Board of Directors and establishing certain committees composed entirely of independent directors.

Our Board of Directors is divided into three classes, each of whose members will serve for staggered three-year terms. Tan Sri Lim Kok Thay, Marc J. Rowan and John Chidsey are Class I directors, whose terms expire at the first annual general meeting of shareholders that is held following the IPO; Walter L. Revell, Adam M. Aron and Kevin Crowe are Class II directors, whose terms expire at the second annual general meeting of shareholders that is held following the IPO; and Steve Martinez, Karl Peterson and David Chua Ming Huat are Class III directors, whose terms expire at the third annual general meeting of shareholders that is held following the IPO.

The composition of our Board of Directors and committees of our Board of Directors are subject to requirements in the Shareholders’ Agreement. For information regarding the governance arrangements for the Company among our Sponsors see “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement.”

Registration rights

Genting HK, the Apollo Funds and the TPG Viking Funds have certain registration rights with respect to the ordinary shares that they retain following the IPO and this offering. See “Shares Eligible for Future Sale” for a discussion of the ordinary shares that may be sold into the public market in the future, and “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement” for a discussion of registration rights.

Transfer agent and registrar

The register of members is maintained at the registered office of the Company in Bermuda in accordance with Bermuda law, and a branch register is maintained in the U.S. by American Stock Transfer & Trust Company, LLC, who serves as branch registrar and transfer agent.

Certain Corporate Anti-Takeover Protections

Certain provisions in our bye-laws may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the ordinary shares held by shareholders.

Preference Shares

Our Board of Directors has the authority to issue series of preference shares with such voting rights and other powers as our Board of Directors may determine, as described above.

Classified Board

Our Board of Directors is classified into three classes. Each Director will serve a three-year term and will stand for re-election once every three years.

Removal of Directors, Vacancies

Our shareholders will be able to remove directors with or without cause at an annual or special general meeting by the affirmative vote of a majority of votes cast (and in the event of an equality of votes the resolution shall fail), except with respect to the removal of a director designated by Genting HK or the Apollo Funds pursuant to the terms of the Shareholders’ Agreement, in which case Genting HK or the Apollo Funds, as applicable, may elect to remove any such director, with or without cause, in accordance with the Shareholders’ Agreement. Vacancies on our Board of Directors may be filled only by a majority of our Board of Directors, except with respect to vacancies caused by the removal of a director designated by Genting HK or the Apollo Funds pursuant to the terms of the Shareholders’ Agreement, in which case Genting HK or the Apollo Funds, as applicable, may elect to fill such vacancy in accordance with the Shareholders’ Agreement and with respect to any vacancies filled by shareholders at a special general meeting at which a director is removed.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bye-laws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual general meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual general meeting. Our bye-laws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual general meeting of shareholders or make nominations for directors at an annual general meeting of shareholders. However, Genting HK and the Apollo Funds may, notwithstanding such requirements, nominate their designee for election or reelection in accordance with the terms of the Shareholders’ Agreement.

Further notwithstanding such requirements, Genting HK, the Apollo Funds and the TPG Viking Funds may make nominations for directors or bring matters before an annual or special meeting of shareholders upon notice to us at least 15 days prior to the date we propose to distribute a proxy statement to shareholders, provided that we have given Genting HK, the Apollo Funds and the TPG Viking Funds at least 30 days prior notice of such proposed date.

Corporate Opportunity

Our bye-laws provide that no officer or director of the Company who is also an officer, director, employee, managing director or other affiliate of the Apollo Funds, Genting HK or the TPG Viking Funds will be liable to us or our shareholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to the Apollo Funds, Genting HK or the TPG Viking Funds or any of their respective affiliates instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to the Apollo Funds, Genting HK or the TPG Viking Funds or any of their respective affiliates.

Bermuda law

We are an exempted company organized under the laws of Bermuda. The rights of our shareholders, including those persons who will become shareholders in connection with this offering, are governed by Bermuda law, our memorandum of association and our bye-laws. The laws of Bermuda differ in some material respects from laws generally applicable to U.S. corporations and their shareholders. The following is a summary of material provisions of Bermuda law and our organizational documents not discussed above.

Variation of rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 66 2⁄3% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to ordinary shares will not be deemed to vary the rights attached to ordinary shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Rights in liquidation

Under Bermuda law, in the event of a liquidation or winding-up of a company, after satisfaction in full of all claims and amounts due to creditors and subject to the preferential rights accorded to any series of preference shares and subject to any specific provisions of the Company’s bye-laws, the proceeds of the liquidation or winding-up are distributed pro rata among the holders of ordinary shares.

Meetings of shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year unless the shareholders specifically resolve to dispense with the holding of annual general meetings. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Our bye-laws require that unless otherwise provided, shareholders be given not less than ten nor more than sixty days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our Board of Directors may convene an annual general meeting or a special general meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting.

Our bye-laws provide that the presence in person or by proxy of two or more shareholders entitled to attend and vote and holding shares representing more than 50% of the combined voting power constitutes a quorum at any general meeting of shareholders.

Access to books and records and dissemination of information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s certificate of incorporation, its memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented at the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. We maintain a register of members at the registered office of the Company in Hamilton, Bermuda and a branch register in the U.S. by American Stock Transfer & Trust Company, LLC, who serves as branch registrar and transfer agent. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Board actions

The bye-laws of the Company provide that its business is to be managed and conducted by our Board of Directors. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following elements: (i) a duty to act in good faith in the best interests of the company; (ii) a duty not to make a personal profit from opportunities that arise from the office of a director; (iii) a duty to avoid conflicts of interest; and (iv) a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act also imposes a duty on directors and officers of a Bermuda company to: (i) act honestly and in good faith with a view to the best interests of the company; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Our bye-laws provide that to the fullest extent permitted by the Companies Act, a director shall not be liable to the Company or its shareholders for breach of fiduciary duty as a director and also limit fiduciary duties of certain of our directors for corporate opportunities as described in “—Corporate Opportunity.” Our bye-laws also provide for indemnification of directors as described in “—Indemnification of directors and officers.”

There is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

The remuneration of our directors is determined by our Board of Directors. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board meeting. A director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20% of the capital or loan debt) cannot borrow from us (except loans made to directors who are bona fide employees or former employees pursuant to an employees’ share scheme), unless shareholders holding 90% of the total voting rights have consented to the loan.

Transfer of shares

Our Board of Directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share if it is not fully paid. Our Board of Directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our Board of Directors shall reasonably require. Subject to these restrictions, and the 4.9% limit and related transfer restrictions described in “—Ordinary Shares—Transfer Restrictions”, a holder of ordinary shares may transfer the title to all or any of his ordinary shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other ordinary form as our Board of Directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our Board of Directors may accept the instrument signed only by the transferor. In this case, where the ordinary shares are listed, transfer of shares will be effected through the duly appointed transfer agent and the registrar of the Company.

Indemnification of directors and officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.

We have adopted provisions in our bye-laws that, subject to certain exemptions and conditions, require us to indemnify to the full extent permitted by the Companies Act in the event each person who is involved in legal proceedings by reason of the fact that person is or was a director, officer or resident representative of the Company, or is or was serving at the request of the Company as a director, officer, resident representative, employee or agent of another company or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan against all expense, liability and loss (including attorneys’ fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) incurred and suffered by the person in connection therewith. We are also required under our bye-laws to advance to such persons expenses incurred in defending a proceeding to which indemnification might apply, provided if the Companies Act requires, the recipient provides an undertaking agreeing to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified. In addition, the bye-laws specifically provide that the indemnification rights granted thereunder are non-exclusive.

In addition, we have entered into separate contractual indemnification arrangements with our directors. These arrangements provide for indemnification and the advancement of expenses to these directors in circumstances and subject to limitations substantially similar to those described above. Section 98A of the Companies Act and our bye-laws permit us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

Amendment of Memorandum of Association and Bye-Laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Bermuda law requires that the bye-laws may be rescinded, altered or amended only if approved by a resolution of our shareholders and directors. Our bye-laws provide for amendment of our memorandum of association and bye-laws as described above in “Ordinary Shares—Voting.”

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations, mergers and appraisal rights

A Bermuda exempted company may amalgamate or merge with another Bermuda exempted company or a company incorporated outside Bermuda in accordance with the provisions of the Companies Act.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for his or her shares in the Bermuda company may within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of his or her shares. Under Bermuda law, the amalgamation or merger of the Company with another company or corporation (other than certain affiliated companies) requires an amalgamation agreement or merger agreement to first be approved and then recommended by our Board of Directors and by resolution of our shareholders.

Shareholder suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholder, by other shareholders or by the company.

Discontinuance

Under Bermuda law, an exempted company may be discontinued and be continued in a jurisdiction outside Bermuda as if it had been incorporated under the laws of that other jurisdiction. Our bye-laws provide that our Board of Directors may exercise all our power to discontinue to another jurisdiction without the need of any shareholder approval.

Takeovers/compulsory acquisition of shares held by minority holders

An acquiring party is generally able to acquire compulsorily the ordinary shares of minority holders in the following ways:

•	If the acquiring party is a company it may compulsorily acquire all the shares of the target company by acquiring, pursuant to a tender offer, 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require, by notice, any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise;

•

By a procedure under the Companies Act known as a “scheme of arrangement”. A scheme of arrangement could be effected by obtaining the agreement of the Company and of holders of ordinary shares, representing in the aggregate a majority in number and at least 75% in value of the ordinary shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the

Registrar of Companies in Bermuda, all holders of ordinary shares could be compelled to sell their shares under the terms of the scheme of arrangement;

•	Where one or more parties holds not less than 95% of the shares or a class of shares of a company such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law

The terms of share capital of corporations incorporated in the U.S., including Delaware, differ from corporations incorporated in Bermuda. The following discussion highlights material differences of the rights of a shareholder of a Delaware corporation compared with the rights of our shareholders under Bermuda law, as outlined above.

Under Delaware law, a corporation may indemnify its director or officer (other than in action by or in the right of the companies) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer (i) acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and (ii) with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware law provides that a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for shareholder action, and the affirmative vote of a plurality of shares is required for the election of directors. With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding shares of all classes having a preference upon the distribution of assets.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law, and the court generally has discretion in such actions to permit the winning party to recover attorneys’ fees.

SHARES ELIGIBLE FOR FUTURE SALE

The actual sale of, or the perceived potential for the sale of, our ordinary shares in the public market may have an adverse effect on the market price for the ordinary shares and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks related to the offering and to our ordinary shares—The substantial number of ordinary shares that will be eligible for sale in the near future may cause the market price of our ordinary shares to decline.”

Sale of Restricted Shares

Upon completion of this offering, we expect to have an aggregate of 205,147,741 ordinary shares issued and outstanding. The ordinary shares (i) issued in connection with our IPO and our secondary offering completed in August of 2013, (ii) to be sold in this offering by the Selling Shareholders, (iii) to be issued under our new long-term incentive plan or (iv) to be issued in exchange for Management NCL Corporation Units will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining 131,938,668 ordinary shares (assuming no exercise of the underwriters’ option to purchase additional ordinary shares) held by our Sponsors following this offering will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

Exchange of Management NCL Corporation Units for Ordinary Shares

As of the date of this offering, there are an aggregate of 4,721,472 outstanding Management NCL Corporation Units. Subject to certain procedures and restrictions (including the vesting schedules applicable to the Management NCL Corporation Units and any applicable legal and contractual restrictions), each holder of Management NCL Corporation Units has the right to cause NCLC and us to exchange the holder’s Management NCL Corporation Units for our ordinary shares at an exchange rate equal to one ordinary share for every Management NCL Corporation Unit (or, at NCLC’s election, a cash payment equal to the value of the exchanged Management NCL Corporation Units), subject to customary adjustments for stock splits, subdivisions, combinations and similar extraordinary events. Any non-pro rata tax distributions made to a Management NCL Corporation Unit holder will reduce the amount of the NCLH’s ordinary shares (or cash) that the holder would otherwise receive upon exchange. The exchange right described above is subject to (i) the filing and effectiveness of an applicable registration statement by us that, in our determination, contains all the information which is required to effect a registered sale of our shares and (ii) all applicable legal and contractual restrictions. We have reserved for issuance a number of our ordinary shares corresponding to the number of Management NCL Corporation Units that were outstanding upon the consummation of the IPO. On August 19, 2013, NCLH filed a registration statement with the SEC, which is effective, to register on a continuous basis the issuance of the ordinary shares to be received by the holders of Management NCL Corporation Units who elected or will elect to exchange.

We granted Genting HK, the Apollo Funds and the TPG Viking Funds demand and incidental registration rights with respect to the ordinary shares owned by them following the IPO and this offering. See “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement.”

Equity Incentive Plan

Following the completion of the IPO, we filed a registration statement on Form S-8 under the Securities Act with the SEC to register 15,035,106 ordinary shares reserved for issuance under our new long-term incentive plan that was put in place in connection with the IPO. Following the completion of any vesting periods, our ordinary shares granted under our new long-term incentive plan will be freely tradable without restriction under the Securities Act, unless such shares are held by any of our affiliates.

Lock-up Agreements

NCLH, its directors, certain of its executive officers, Star NCLC, the Apollo Funds and the TPG Viking Funds have agreed not to sell any ordinary shares for a period of 60 days from the date of this prospectus, subject to certain exceptions. We refer you to “Underwriting—Lock-Up Agreements.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder or a Non-U.S. Holder, as defined below, with respect to the ordinary shares of NCLH. The following discussion, in so far as it expresses conclusions as to the application of United States federal income tax consequences of the ownership and disposition of ordinary shares of NCLH, is the opinion of O’Melveny & Myers LLP. This discussion does not purport to address the tax consequences of owning our ordinary shares to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, U.S. expatriates, persons holding our ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, pass-through entities and investors therein, persons who own, actually or under applicable constructive ownership rules, 10% or more of our ordinary shares, dealers in securities or currencies and U.S. Holders whose functional currency is not the U.S. dollar) may be subject to special rules. This discussion deals only with holders who purchase ordinary shares in connection with this offering and hold the ordinary shares as a capital asset. Moreover, this discussion is based on laws, regulations and other authorities in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership and disposition of our ordinary shares (including consequences arising under U.S. federal estate and gift tax laws and the recently enacted Medicare contribution tax on certain investment income).

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (a) an individual who is a citizen or resident of the U.S., (b) a domestic corporation, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if either (1) a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust and is not a U.S. holder is referred to below as a “Non-U.S. Holder.”

If a partnership holds ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership considering an investment in our ordinary shares, you are encouraged to consult your tax advisor.

U.S. Federal Income Taxation of U.S. Holders

Subject to the discussion of the “PFIC” rules below:

Distributions

Any distributions made by us with respect to our ordinary shares to a U.S. Holder will generally constitute dividends taxable as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of those earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our ordinary shares (determined on a share-by-share basis), and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. So long as our stock is considered readily tradable on an established securities market in the United States, dividends received by certain non-corporate U.S. Holders should, subject to applicable limitations, qualify as “qualified dividend income” eligible for preferential rates.

Amounts taxable as dividends generally will be treated as income from sources outside the U.S. and will, depending on your circumstances, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

However, if (a) we are 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of our earnings and profits are attributable to sources within the U.S., then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the U.S. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the U.S. for such taxable year, divided by the total amount of our earnings and profits for such taxable year.

Sale, Exchange or Other Disposition of Ordinary Shares

A U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized by the U.S. Holder from such disposition and the U.S. Holder’s adjusted tax basis in such stock. Capital gain of a noncorporate U.S. Holder is generally taxed at a lower rate than ordinary income where the holder has a holding period greater than one year. Any such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

PFIC Status

The foregoing discussion assumes that we are not and will not become a “passive foreign investment company,” or “PFIC” for U.S. Federal income tax purposes.

A non-U.S. corporation generally will be a PFIC in any taxable year in which, after applying the relevant look-through rules with respect to the income and assets of its subsidiaries, either 75% or more of its gross income is “passive income” (generally including (without limitation) dividends, interest, annuities and certain royalties and rents not derived in the active conduct of a business) or the average value of its assets that produce passive income or are held for the production of passive income is at least 50% of the total value of its assets. In determining whether we meet the 50% test, cash is considered a passive asset and the total value of our assets generally will be treated as equal to the sum of the aggregate fair market value of our outstanding stock plus our liabilities. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on our current and currently anticipated method of operation, we believe that we should not be a PFIC for the 2013 taxable year or for the foreseeable future. However, because PFIC status is determined annually and depends on the composition of a company’s income and assets and the fair market value of its assets, there can be no certainty in this regard.

If we were found to be a PFIC for any taxable year in which a U.S. Holder held ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder, including a recharacterization of any capital gain recognized on a sale or other disposition of ordinary shares as ordinary income, ineligibility for any preferential tax rate otherwise applicable to any “qualified dividend income,” a material increase in the amount of tax that such U.S. Holder would owe and the possible imposition of interest charges, an imposition of tax earlier than would otherwise be imposed and additional tax form filing requirements.

A U.S. Holder owning shares in a PFIC (or a corporation that might become a PFIC) might be able to avoid or mitigate the adverse tax consequences of PFIC status by making certain elections, including “qualified electing fund” or “mark-to-market” elections, if deemed appropriate based on guidance provided by its own tax advisor. We will use reasonable efforts to provide any information reasonably requested by a U.S. Holder in order to make such elections.

U.S. Federal Income Taxation of Non-U.S. Holders

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us on our ordinary shares unless the income is effectively connected income (and, if an applicable income tax treaty so provides, the dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.).

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ordinary shares, unless either:

•	the gain is effectively connected income (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.); or

•	the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are met, in which case such gain (net of certain U.S. source losses) generally will be taxed at a 30% rate (unless an applicable income tax treaty provides otherwise).

Effectively connected income will generally be subject to regular U.S. federal income tax in the same manner as discussed in the section above relating to the taxation of U.S. Holders, under an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to effectively connected income, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, payments of distributions on our ordinary shares to a noncorporate U.S. Holder, and proceeds of a disposition of our ordinary shares by a noncorporate U.S. Holder, will be subject to U.S. federal income tax information reporting requirements. Such amounts may also be subject to U.S. federal backup withholding if you are a noncorporate U.S. Holder and you:

•	fail to provide us with an accurate taxpayer identification number;

•	are notified by the IRS that you have become subject to backup withholding because you previously failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	fail to comply with applicable certification requirements.

A Non-U.S. Holder that receives distributions on our ordinary shares, or sells our ordinary shares through the U.S. office of a broker, or a non-U.S. office of a broker with specified connections to the United States, may be subject to backup withholding and related information reporting unless the Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption.

Backup withholding is not an additional tax. You generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by timely filing a refund claim with the IRS.

Tax Return Disclosure Requirement

Certain U.S. Holders (and to the extent provided in IRS guidance, certain Non-U.S. Holders) who hold interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable IRS guidance). “Specified foreign financial assets” generally include, among other assets, financial accounts maintained by foreign financial institutions, and our common shares, unless the shares are held through an account maintained with a financial institution. Substantial penalties may apply to any failure to timely file IRS Form 8938. Additionally, in the event an applicable U.S. Holder (and to the extent provided in IRS guidance, a Non-U.S. Holder) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. You should consult your own tax advisors regarding your reporting obligations under these disclosure requirements.

MATERIAL BERMUDA TAX CONSIDERATIONS

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda. We pay annual Bermuda government fees.

UNDERWRITING

NCLH, each Selling Shareholder, severally, and not jointly, and the underwriters named below have entered into an underwriting agreement with respect to the ordinary shares being offered hereby. Subject to certain conditions, each underwriter has severally, and not jointly, agreed to purchase the number of ordinary shares indicated in the following table. UBS Securities LLC and Barclays Capital Inc. are acting as the representatives of the underwriters.

Name	Number of Ordinary Shares
UBS Securities LLC	5,390,000
Barclays Capital Inc.	5,390,000
Citigroup Global Markets Inc.	2,200,000
Deutsche Bank Securities Inc.	2,200,000
Goldman, Sachs & Co.	2,200,000
J.P. Morgan Securities LLC	2,200,000
Credit Agricole Securities (USA) Inc.	484,000
DNB Markets, Inc.	484,000
HSBC Securities (USA) Inc.	484,000
Nomura Securities International, Inc.	484,000
SunTrust Robinson Humphrey, Inc.	484,000

Total	22,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase ordinary shares is subject to the satisfaction of customary conditions contained therein. The underwriters are committed to take and pay for all of the ordinary shares being offered by the Selling Shareholders, if any are taken, other than the ordinary shares covered by the option described below unless and until this option is exercised.

Commissions and Expenses

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Selling Shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,300,000 additional shares.

	No Exercise	Full Exercise
Per Share	$1.0806	$1.0806
Total	$23,773,200	$27,339,180

The expenses of the offering that are payable by us are estimated to be approximately $1.5 million. We have agreed with the underwriters to pay actual accountable legal fees and filing fees and other reasonable disbursements of counsel to the underwriters relating to the review and qualification of this offering by the Financial Industry Regulatory Authority, Inc. in an aggregate amount not to exceed $15,000.

The representatives of the underwriters have advised us that the underwriters propose to offer the ordinary shares directly to the public at the public offering price on the cover of this prospectus and to the selling group members at such offering price less a selling concession not in excess of $0.6482 per share. After the offering, the representatives of the underwriters may change the offering price and other selling terms. The offering of the ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Option to Purchase Additional Shares

The Selling Shareholders have, severally, and not jointly, granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 3,300,000 shares at the public offering price less underwriting discounts and commissions. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table, and the Selling Shareholders will be obligated, severally, and not jointly, to sell the additional shares to the underwriters proportionate to their relative share ownership interests.

Lock-Up Agreements

We, all of our directors, certain of our executive officers, Star NCLC, the Apollo Funds and the TPG Viking Funds, have agreed that, subject to certain exceptions, without the prior written consent of UBS Securities LLC and Barclays Capital Inc., we and they will not directly or indirectly, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any ordinary shares or any other securities of the Company that are substantially similar to ordinary shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or any other securities of the Company that are substantially similar to ordinary shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii), for a period of 60 days after the date of this prospectus. The exceptions to the lock-up agreements include an exception that permits each of our executive officers who have signed a lock-up agreement (other than our President and Chief Executive Officer) to sell up to 10% of such executive officer’s equity interests in NCLH during the 60-day restricted period.

The 60-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 60-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by the representative of the underwriters.

UBS Securities LLC and Barclays Capital Inc., in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release ordinary shares and other securities from lock-up agreements, UBS Securities LLC and Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of ordinary shares and other securities for which the release is being requested and market conditions at the time.

Indemnification

We and the Selling Shareholders have, severally, and not jointly, agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties of the Company contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our ordinary shares, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares, in whole or in part, and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the applicable national securities exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, neither we, nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “NCLH.”

Discretionary Sales

The underwriters have informed us and the Selling Shareholders that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

Purchasers of the ordinary shares offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of NCLH.

The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

UBS Securities LLC and Barclays Capital Inc. acted as bookrunners and the representatives of the underwriters, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC also acted as bookrunners, and Credit Agricole Securities (USA) Inc., DNB Markets, Inc., HSBC Securities (USA) Inc., SunTrust Robinson Humphrey, Inc. and Nomura Securities International, Inc. acted as co-managers in connection with the secondary offering of our ordinary shares consummated on August 14, 2013, and each received customary underwriting fees in connection therewith. The Selling Shareholders received all the proceeds from the secondary offering. NCLH did not receive any proceeds from the secondary offering.

UBS Securities LLC and Barclays Capital Inc. acted as bookrunners and the representatives of the underwriters, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC also acted as bookrunners, and DNB Markets, Inc., HSBC Securities (USA) Inc. and SunTrust Robinson Humphrey, Inc. acted as co-managers in connection with the IPO, and each received customary underwriting fees in connection therewith. The proceeds of the IPO were primarily used to prepay certain amounts under our then-existing senior secured credit facilities, to redeem a portion of our $350.0 million 9.50% senior notes, to pay $79.7 million under the Norwegian Sky Agreement, and to pay expenses associated with the IPO.

Deutsche Bank Securities Inc., Barclays Capital Inc. and J.P. Morgan Securities LLC acted as joint book-running managers and Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., DNB Markets, Inc., Goldman, Sachs & Co., HSBC Securities (USA) Inc. and UBS Securities LLC acted as co-managers in connection with NCLC’s offering of its $300 million Senior Notes, and each received customary fees in connection therewith. The proceeds of the issuance of the $300 million Senior Notes were primarily used to redeem our $450.0 million 11.75% senior secured notes and to pay expenses associated with the offering.

In addition, affiliates of certain of the underwriters in this offering are lenders and/or agents under our Existing Senior Secured Credit Facilities.

Certain of the underwriters in this offering or their affiliates hold investment interests in the Selling Shareholders and as such may indirectly receive a portion of the proceeds of this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	by the Managers to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Lead Manager for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law; or

(4)	as specified in Section 276(7) of the SFA.

Switzerland

This Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Greece

The securities have not been approved by the Hellenic Capital Markets Commission for distribution and marketing in Greece. This document and the information contained therein do not and shall not be deemed to constitute an invitation to the public in Greece to purchase the securities. The securities may not be advertised, distributed, offered or in any way sold in Greece except as permitted by Greek law.

Dubai International Finance Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to Professional Clients who are not natural persons. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The Securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Securities offered should conduct their own due diligence on the Securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

Cox Hallett Wilkinson Limited will pass upon for us the validity of the sale of the ordinary shares offered hereby. O’Melveny & Myers LLP will pass upon for us certain matters relating to U.S. federal income tax considerations. Cahill Gordon & Reindel LLP and Appleby (Bermuda) Limited will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

The financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to our ordinary shares that includes important business and financial information about us that is not included in or delivered with this prospectus. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the contract, agreement, or other document or the matter involved.

NCLC, our subsidiary, files reports with the SEC pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended. Such reports are filed in accordance with the terms of the indenture governing the senior notes issued by NCLC. Such periodic reports are not incorporated herein by reference.

We file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

You may obtain copies of the information and documents incorporated by reference in this prospectus at no charge by writing or telephoning us at the following address or telephone number:

Norwegian Cruise Line Holdings Ltd.

7665 Corporate Center Drive

Miami, Florida 33126

Attention: Investor Relations

(305) 436-4000

We also maintain an Internet site at www.investor.ncl.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports if applicable, are available free of charge on such website. Our websites and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

Norwegian Cruise Line Holdings Ltd.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of Norwegian Cruise Line Holdings Ltd:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of Norwegian Cruise Line Holdings Ltd. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Miami, Florida

February 20, 2013, except for the condensed financial information of the Registrant in Note 11, and the effects of the reorganization included in the fourth paragraph of Note 12 to the consolidated financial statements, as to which the date is July 30, 2013

Norwegian Cruise Line Holdings Ltd.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended December 31,
	2012	2011	2010
Revenue
Passenger ticket	$1,604,563	$1,563,363	$1,411,785
Onboard and other	671,683	655,961	600,343

Total revenue	2,276,246	2,219,324	2,012,128

Cruise operating expense
Commissions, transportation and other	410,531	410,709	379,532
Onboard and other	173,916	169,329	153,137
Payroll and related	293,059	290,822	265,390
Fuel	283,678	243,503	207,210
Food	125,807	124,933	114,064
Other	191,442	228,580	227,843

Total cruise operating expense	1,478,433	1,467,876	1,347,176

Other operating expense
Marketing, general and administrative	251,183	251,351	264,152
Depreciation and amortization	189,537	183,985	170,191

Total other operating expense	440,720	435,336	434,343

Operating income	357,093	316,112	230,609

Non-operating income (expense)
Interest expense, net	(189,930)	(190,187)	(173,672)
Other income (expense)	1,393	934	(33,951)

Total non-operating income (expense)	(188,537)	(189,253)	(207,623)

Net income	$168,556	$126,859	$22,986

Earnings per share
Basic	$0.95	$0.71	$0.13

Diluted	$0.94	$0.71	$0.13

Weighted-average shares outstanding (1)
Basic	178,232,850	177,869,461	177,563,047

Diluted	179,023,683	178,859,720	178,461,210

(1)	We have retrospectively applied the exchange of ordinary shares due to the Corporate Reorganization as the effect is substantially the same as a stock split (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

Norwegian Cruise Line Holdings Ltd.

Consolidated Statements of Comprehensive Income

(in thousands)

	Year Ended December 31,
	2012	2011	2010
Net income	$168,556	$126,859	$22,986

Other comprehensive income (loss):
Shipboard Retirement Plan	(1,330)	(2,615)	349
Cash flow hedges:
Net unrealized gain related to cash flow hedges	19,907	15,198	4,726
Amount realized and reclassified into earnings	(16,402)	(36,686)	(3,065)

Total other comprehensive income (loss)	2,175	(24,103)	2,010

Total comprehensive income	$170,731	$102,756	$24,996

The accompanying notes are an integral part of these consolidated financial statements.

Norwegian Cruise Line Holdings Ltd.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$45,500	$58,926
Accounts receivable, net	15,062	8,159
Inventories	39,681	36,234
Prepaid expenses and other assets	64,686	48,824

Total current assets	164,929	152,143
Property and equipment, net	4,960,142	4,640,093
Goodwill and tradenames	611,330	602,792
Other long-term assets	202,026	167,383

Total assets	$5,938,427	$5,562,411

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$221,233	$200,582
Accounts payable	79,126	80,327
Accrued expenses and other liabilities	231,040	208,102
Due to Affiliate	59,897	2,963
Advance ticket sales	353,793	325,472

Total current liabilities	945,089	817,446
Long-term debt	2,764,120	2,837,499
Due to Affiliate	147,364	—
Other long-term liabilities	63,070	63,003

Total liabilities	3,919,643	3,717,948

Commitments and contingencies (Note 9)
Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,327,097	2,324,167
Accumulated other comprehensive income (loss)	(17,619)	(19,794)
Retained earnings (deficit)	(299,185)	(467,741)

Total shareholders’ equity controlling interest	2,010,318	1,836,657
Non-controlling interest	8,466	7,806

Total shareholders’ equity	2,018,784	1,844,463

Total liabilities and shareholders’ equity	$5,938,427	$5,562,411

The accompanying notes are an integral part of these consolidated financial statements.

Norwegian Cruise Line Holdings Ltd.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2012	2011	2010
Cash flows from operating activities
Net income	$168,556	$126,859	$22,986
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	216,137	211,049	191,913
Loss (gain) on derivatives	1,945	(2,338)	603
Write-off of deferred financing fees	2,358	—	6,410
Share-based compensation expense	5,160	1,211	2,520
Premium on debt issuance	6,000	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(4,592)	(280)	(11)
Inventories	(3,447)	(3,471)	(3,898)
Prepaid expenses and other assets	(3,490)	(4,264)	128,993
Accounts payable	(1,228)	15,928	36,023
Accrued expenses and other liabilities	(3,107)	(15,876)	6,136
Advance ticket sales	14,302	28,172	38,748

Net cash provided by operating activities	398,594	356,990	430,423

Cash flows from investing activities
Additions to property and equipment	(303,840)	(184,797)	(977,466)

Net cash used in investing activities	(303,840)	(184,797)	(977,466)

Cash flows from financing activities
Repayments of long-term debt	(859,422)	(439,959)	(955,780)
Proceeds from long-term debt	800,618	273,375	1,601,659
Other, primarily deferred financing fees	(49,376)	(1,730)	(93,941)

Net cash provided by (used in) financing activities	(108,180)	(168,314)	551,938

Net increase (decrease) in cash and cash equivalents	(13,426)	3,879	4,895
Cash and cash equivalents at beginning of year	58,926	55,047	50,152

Cash and cash equivalents at end of year	$45,500	$58,926	$55,047

Supplemental disclosures (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

Norwegian Cruise Line Holdings Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands)

	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Non-controlling Interest	Total
Balance, December 31, 2009	$25	$2,324,227	$2,299	$(617,586)	$4,075	$1,713,040
Share-based compensation	—	—	—	—	2,520	2,520
Transactions with Affiliates, net	—	(30)	—	—	—	(30)
Other comprehensive income	—	—	2,010	—	—	2,010
Net income	—	—	—	22,986	—	22,986

Balance, December 31, 2010	25	2,324,197	4,309	(594,600)	6,595	1,740,526
Share-based compensation	—	—	—	—	1,211	1,211
Transactions with Affiliates, net	—	(30)	—	—	—	(30)
Other comprehensive loss	—	—	(24,103)	—	—	(24,103)
Net income	—	—	—	126,859	—	126,859

Balance, December 31, 2011	25	2,324,167	(19,794)	(467,741)	7,806	1,844,463
Share-based compensation	—	—	—	—	660	660
Transactions with Affiliates, net	—	2,930	—	—	—	2,930
Other comprehensive income	—	—	2,175	—	—	2,175
Net income	—	—	—	168,556	—	168,556

Balance, December 31, 2012	$25	$2,327,097	$(17,619)	$(299,185)	$8,466	$2,018,784

Accumulated other comprehensive income (loss) for the year ended December 31, 2012 was as follows:

	Accumulated Other Comprehensive Income (Loss)	Change Related to Cash Flow Hedges	Change Related to Shipboard Retirement Plan
Accumulated other comprehensive income (loss) at beginning of year	$(19,794)	$(11,377)	$(8,417)
Current period other comprehensive income (loss)	2,175	3,505	(1,330)

Accumulated other comprehensive income (loss) at end of year	$(17,619)	$(7,872)	$(9,747)

The accompanying notes are an integral part of these consolidated financial statements.

Norwegian Cruise Line Holdings Ltd.

Notes to the Consolidated Financial Statements

1.	Description of Business and Organization

Norwegian Cruise Line, the operating subsidiary of Norwegian Cruise Line Holdings Ltd. (“NCLH”) (we refer you to Note 12 —”Subsequent Events” for more on our organization) commenced operations out of Miami in 1966. On December 15, 2003, the Company was incorporated in Bermuda as a wholly-owned subsidiary of Genting Hong Kong Limited and its affiliates (“Genting HK”).

In January 2008, the Apollo Funds acquired 50% of our outstanding ordinary share capital. As part of this investment, the Apollo Funds assumed control of our Board of Directors. Also, in January 2008, the TPG Viking Funds acquired, in the aggregate, 12.5% of our outstanding share capital from the Apollo Funds. As a result of the aforementioned transactions, our shareholders and their relative ownership percentages of our ordinary shares, as of December 31, 2012, were as follows: Genting HK (50.0%), the Apollo Funds (37.5%) and the TPG Viking Funds (12.5%) (we refer you to Note 12—“Subsequent Events” for more on our organization).

We are a leading global cruise line operator, offering cruise experiences for travelers with a wide variety of itineraries. We strive to offer an innovative and differentiated cruise vacation with the goal of providing our guests the highest levels of overall satisfaction on their cruise experience. In turn, we aim to generate the highest customer loyalty and greatest numbers of repeat guests. We created a distinctive style of cruising called “Freestyle Cruising” on all of our ships, which we believe provides our guests with the freedom and flexibility associated with a resort style atmosphere and experience as well as more dining options than a traditional cruise. As of December 31, 2012, we operated 11 ships offering cruises in Alaska, the Bahamas, Bermuda, the Caribbean, Europe, Hawaii, Mexico, New England, Central and South America, North Africa and Scandinavia.

2.	Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and contain all normal recurring adjustments necessary for a fair statement of the results for the periods presented. Estimates are required for the preparation of consolidated financial statements in accordance with generally accepted accounting principles and actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, and include cash and investments with original maturities of three months or less at acquisition and also include amounts due from credit card processors.

Restricted Cash

Restricted cash consists of cash collateral in respect of certain agreements and is included in prepaid expenses and other assets and other long-term assets in our consolidated balance sheets.

Accounts Receivable

Accounts receivable are shown net of an allowance for doubtful accounts of $1.4 million and $1.9 million as of December 31, 2012 and 2011, respectively.

Inventories

Inventories mainly consist of provisions, supplies and fuel and are carried at the lower of cost or market using the first-in, first-out method of accounting.

Advertising Costs

Advertising costs incurred that result in tangible assets, including brochures, are treated as prepaid expenses and charged to expense as consumed. Advertising costs of $8.3 million and $5.0 million as of December 31, 2012 and 2011, respectively, are included in prepaid expenses and other assets. Expenses related to advertising costs totaled $83.7 million, $79.9 million and $87.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during each period. Diluted earnings per share incorporates the incremental shares issuable upon conversion of potentially dilutive shares. A reconciliation between basic and diluted earnings per share was as follows (in thousands, except per share data):

	Year Ended December 31,
	2012	2011	2010
Net income	$168,556	$126,859	$22,986

Basic weighted-average shares outstanding (1)	178,232,850	177,869,461	177,563,047
Diluted weighted-average shares outstanding(1)	179,023,683	178,859,720	178,461,218
Basic earnings per share	$0.95	$0.71	$0.13
Diluted earnings per share	$0.94	$0.71	$0.13

(1)	We have retrospectively applied the exchange of ordinary shares due to the Corporate Reorganization as the effect is substantially the same as a stock split.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and improvements that we believe add value to our ships are capitalized as a cost of the ship while costs of repairs and maintenance, including Dry-docking costs, are charged to expense as incurred. During ship construction, certain interest is capitalized as a cost of the ship. Gains or losses on the sale of property and equipment are recorded as a component of operating income (expense) in our consolidated statements of operations.

Depreciation is computed on the straight-line basis over the estimated useful lives of the assets and after a 15% reduction for the estimated residual values of ships as follows:

Useful Life
Ships	30 years
Buildings	15-30 years
Computer hardware and software	3-5 years
Other property and equipment	3-40 years
Leasehold improvements	Shorter of lease term or asset life

Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or related asset life.

Long-lived assets are reviewed for impairment, based on estimated future cash flows, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in our evaluation of potential impairment and then compare the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections are considered necessary. The estimation of fair value is generally measured by discounting expected future cash flows at discount rates commensurate with the risk involved.

Goodwill and Tradenames

Goodwill represents the excess of cost over the fair value of net assets acquired. We review goodwill and our tradenames for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill and our tradenames may not be fully recoverable.

We have concluded that our business has a single reportable segment, with each ship considered to be a component. Each component constitutes a business for which discrete financial information is available and management regularly reviews the operating results and, therefore, each component is considered a reporting unit. Our reporting units have similar economic characteristics, including similar margins and similar products and services, therefore, we aggregate all of the reporting units in assessing goodwill.

The impairment review of goodwill is based on the expected future cash flows of our ships to determine a fair value of our aggregate reporting unit. Our discounted cash flow valuation reflects our projection for growth and profitability, taking into account our assessment of future market conditions and demand, as well as a determination of a cost of capital that incorporates both business and financial risks. We believe that the discounted cash flow approach is the most representative method to assess fair value, as it utilizes expectations of long-term growth whereas a market-based approach is less dynamic, especially in light of recent negative market conditions, the uncertainty in credit and capital markets and the resulting weakened economic environment.

Revenue and Expense Recognition

Deposits received from guests for future voyages are recorded as advance ticket sales and are subsequently recognized as passenger ticket revenue along with onboard and other revenue, and all associated direct costs of a voyage are recognized as cruise operating expenses, on a pro rata basis over the period of the voyage.

Revenue and expenses include taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included on a gross basis are $133.6 million, $129.4 million and $110.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Foreign Currency

The majority of our transactions are settled in U.S. dollars. We translate assets and liabilities of our foreign subsidiaries at exchange rates in effect at the balance sheet date. Gains or losses resulting from transactions denominated in other currencies are recognized in our consolidated statements of operations within other income (expense) and such gains or losses were immaterial as of December 31, 2012, 2011 and 2010.

Derivative Instruments and Hedging Activity

From time to time we enter into derivative contracts, primarily forward, swap, option and three-way collar contracts, to reduce our exposure to fluctuations in foreign currency exchange, interest rates and fuel prices. The criteria used to determine whether a transaction qualifies for hedge accounting treatment includes the correlation between fluctuations in the fair value of the hedged item and the fair value of the related derivative instrument and its effectiveness as a hedge. As the derivative is marked to fair value, we elected an accounting policy to net the fair value of our derivatives when a master netting arrangement exists with our counterparties.

A derivative instrument that hedges a forecasted transaction or the variability of cash flows related to a recognized asset or liability may be designated as a cash flow hedge. Changes in fair value of derivative instruments that are designated as cash flow hedges are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are recognized in earnings. To the extent that an instrument is not effective as a hedge, gains and losses are recognized in other income (expense) in our consolidated statements of operations. Realized gains and losses related to our fuel hedges are recognized in fuel expense. For presentation in our statement of cash flows, we have elected to classify the cash flows from our cash flow hedges in the same category as the cash flows from the items being hedged.

Concentrations of Credit Risk

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty non-performance under derivative instruments, our revolving credit facility and new ship progress payment guarantees, is not considered significant, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well-established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate non-performance by any of our significant counterparties.

Insurance

We use a combination of insurance and self-insurance for a number of risks including claims related to crew and guests, hull and machinery, war risk, workers’ compensation, property damage and general liability. Liabilities associated with certain of these risks, including crew and passenger claims, are estimated actuarially based upon known facts, historical trends and a reasonable estimate of future expenses. While we believe these accruals are adequate, the ultimate losses incurred may differ from those recorded.

Income Taxes

Deferred tax assets and liabilities are calculated in accordance with the liability method. Deferred taxes are recorded using the currently enacted tax rates that apply in the periods that the differences are expected to reverse. Deferred taxes are not discounted.

We provide a valuation allowance on deferred tax assets when it is more likely than not that such assets will not be realized. With respect to acquired deferred tax assets, future reversals of the valuation allowance will first be applied against goodwill and other intangible assets before recognition of a benefit in our consolidated statements of operations.

Share-Based Compensation

We recognize expense for our share-based compensation awards using a fair-value-based method. Share-based compensation expense is recognized over the requisite service period for awards that are based on service period and not contingent upon any future performance. We refer you to Note 7—“Employee Benefits and Share Option Plans.”

Segment Reporting

We have concluded that our business has a single reportable segment, with each ship considered to be a component. Each component constitutes a business for which discrete financial information is available and management regularly reviews the operating results and, therefore, each component is considered a reporting unit. Our reporting units have similar economic characteristics, including similar margins and similar products and services, therefore, we aggregate all of the reporting units.

Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to guests who make reservations in North America. Revenue attributable to North American guests was 82% for the year ended December 31, 2012 and 83% for each of the years ended December 31, 2011 and 2010. Substantially all of our long–lived assets are located outside of the U.S. and consist primarily of our ships.

3.	Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2012	2011
Ships	$5,601,375	$5,314,651
Ships under construction	376,007	184,498
Land	1,009	1,009
Other	233,235	202,928

	6,211,626	5,703,086
Less: accumulated depreciation and amortization	(1,251,484)	(1,062,993)

Total	$4,960,142	$4,640,093

Depreciation and amortization expense for the years ended December 31, 2012, 2011 and 2010 was $189.5 million, $184.0 million and $170.2 million, respectively. Repairs and maintenance expenses including Dry-docking expenses were $44.7 million, $64.7 million and $60.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Ships under construction include progress payments to the shipyard, planning and design fees, loan interest and commitment fees and other associated costs. Interest costs associated with the construction of ships that were capitalized during the construction period amounted to $22.1 million, $16.7 million and $8.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

4.	Long-Term Debt

Long-term debt consisted of the following (we refer you to Note 12—“Subsequent Events”):

	Interest Rate December 31,		Maturities Through	Balance December 31,
	2012	2011		2012	2011
				(in thousands)
€662.9 million Norwegian Epic Term Loan (1)	2.19%	2.46%	2022	$662,729	$723,990
€624.0 million Norwegian Pearl and Norwegian Gem Revolving Credit Facility (1)	3.40%	3.35%	2019	549,022	623,678
$450.0 million 11.75% Senior Secured Notes (2)	11.75%	11.75%	2016	446,571	445,914
€308.1 million Pride of Hawai’i Loan (1)	2.18%	2.20%	2018	232,583	284,449
$350.0 million 9.50% Senior Unsecured Notes (3)	9.50%	9.50%	2018	355,419	250,000
$334.1 million Norwegian Jewel Term Loan	3.06% - 6.86%	3.18% - 6.86%	2017	150,359	188,216
€258.0 million Pride of America Hermes Loan (1)	3.06% - 6.47%	3.28% - 6.47%	2017	133,468	172,463
$750.0 million Senior Secured Revolving Credit Facility	4.25%	4.31%	2015	91,000	128,000
€529.8 million Breakaway One Loan (1)	1.91%	2.18%	2025	150,996	118,651
€529.8 million Breakaway Two Loan (1)	4.50%	4.50%	2026	112,809	49,768
€590.5 million Breakaway Three Loan (1)	2.98%	—	2027	34,045	—
€40.0 million Pride of America Commercial Loan (1)	3.06% - 7.35%	3.28% - 7.35%	2017	20,288	26,215
€126 million Norwegian Jewel Term Loan	1.92%	2.11%	2016	22,134	10,212
€126 million Norwegian Jade Term Loan	1.92%	2.11%	2017	22,134	10,212
Capital lease obligations	3.00% - 5.00%	3.75% - 5.00%	2014	1,796	6,313

Total debt				2,985,353	3,038,081
Less: current portion of long-term debt				(221,233)	(200,582)

Total long-term debt				$2,764,120	$2,837,499

(1)	Currently U.S. dollar-denominated.
(2)	Net of unamortized original issue discount of $3.4 million and $4.1 million as of December 31, 2012 and 2011, respectively.
(3)	Net of unamortized premium of $5.4 million as of December 31, 2012.

Costs incurred in connection with the arranging of loan financing have been deferred and are amortized over the life of the loan agreement. The amortization included in interest expense, net was $28.2 million (including a $2.4 million write-off of deferred financing fees), $26.1 million and $26.8 million (including a $6.4 million write-off of deferred financing fees) for the years ended December 31, 2012, 2011 and 2010, respectively.

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We believe we were in compliance with these covenants as of December 31, 2012. There are no restrictions in the agreements that limit intercompany borrowings or dividends between our subsidiaries that would impact our ability to meet our cash obligations.

The following are scheduled principal repayments on long-term debt including capital lease obligations as of December 31, 2012 for each of the next five years (in thousands):

Year	Amount
2013	$221,233
2014	239,988
2015	340,724
2016	727,872
2017	277,790
Thereafter	1,177,746

Total	$2,985,353

We had an accrued interest liability of $20.9 million and $22.3 million as of December 31, 2012 and 2011, respectively.

5.	Related Party Disclosures

Transactions with Genting HK, the Apollo Funds and the TPG Viking Funds

As of December 31, 2012, our shareholders and their share ownership were as follows (we refer you to Note 12—“Subsequent Events”):

Shareholder	Number of Shares	Percentage Ownership
Genting HK (1)	10,500,000	50.0%
Apollo Funds (2)	7,875,000	37.5%
TPG Viking Funds (3)	2,625,000	12.5%

(1)	Genting HK owns their ordinary shares indirectly through Star NCLC Holdings Ltd., a Bermuda wholly-owned subsidiary.
(2)	The Apollo Funds own their ordinary shares indirectly through NCL Investment Ltd., a Bermuda company (2,795,968 ordinary shares) and NCL Investment II Ltd., a Cayman Islands company (5,079,032 ordinary shares).
(3)	The TPG Viking Funds own their ordinary shares through TPG Viking I, L.P., a Cayman Islands exempted limited partnership (1,957,525 ordinary shares), TPG Viking II, L.P., a Cayman Islands exempted limited partnership (576,118 ordinary shares) and TPG Viking AIV-III, L.P., a Delaware limited partnership (91,357 ordinary shares).

In May 2011, we entered into an agreement with Star Cruise Management Limited, a wholly-owned subsidiary of Genting HK, whereby Star Cruise Management Limited will provide sales, marketing and promotional services in the Asia Pacific region. We will pay a monthly commission fee based on net cruise revenue generated under the agreement. We have made no payments under the contract; approximately $1.3 million has been accrued as of December 31, 2012.

In January 2011, we entered into an agreement with Crystal Aim Limited, a wholly-owned subsidiary of Genting HK, for the operation of a call center. Compensation under the agreement will be based on an hourly rate for the services provided. We have paid approximately $0.5 million under the contract from January 2011 until December 31, 2012.

In July 2010, we agreed to extend the Charter of Norwegian Sky from Genting HK to December 31, 2012. This agreement includes two one-year extension options which require the mutual consent of each party. The new agreement also provided us with an option to purchase the ship during the Charter period. In June 2012, we exercised our option with Genting HK to purchase Norwegian Sky pursuant to the Norwegian Sky Agreement. The purchase price was $259.3 million, which consisted of a $50.0 million cash payment and a

$209.3 million payable to Genting HK, which is to be repaid over seven equal semi-annual payments beginning June 2013 and has a weighted-average interest rate of 1.52% through maturity. The fair value of the payable was $205.5 million based on discounting the future payments at an imputed interest rate of 2.26% per annum, which was commensurate with the Company’s borrowing rate for similar assets. In the event that an IPO is effectuated on or before May 31, 2013 by Norwegian Cruise line Holdings Ltd., then $79.7 million shall become payable to Genting HK within fourteen days of the IPO effective date, and the remaining balance is to be repaid over seven equal semi-annual payments beginning June 2013. The payable is collateralized by a mortgage and an interest in all earnings, proceeds of insurance and certain other interests related to the ship.

In July 2009, we entered into an agreement with Harrah’s Operating Company, Inc. (now known as Caesars Entertainment Operating Corporation) establishing a marketing alliance which incorporates marketing resources and cross company marketing, purchasing and loyalty programs as well as customer and business intelligence capabilities. Caesars Entertainment Operating Corporation is owned by Affiliates of both Apollo and TPG.

In November 2006, we entered into an agreement with Sabre Inc., an affiliate of TPG, for the use of reservation software. We pay a commission fee based on the number of annual bookings made through the system. We have paid approximately $3.7 million under the contract through December 31, 2012.

6.	Fair Value Measurements and Derivatives

Fair value is defined as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

Fair Value Hierarchy

The following hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1	Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2	Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3	Significant unobservable inputs we believe market participants would use in pricing the asset or liability based on the best information available.

Our derivatives and financial instruments were categorized as Level 2 in the fair value hierarchy, and we had no derivatives or financial instruments categorized as Level 1 or Level 3.

Derivatives

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivatives. We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of our hedged forecasted transactions. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative and the hedged forecasted transaction. Cash flows from the derivatives are classified in the same category as the cash flows from the underlying hedged transaction. The determination of ineffectiveness is based on the amount of dollar offset between the cumulative change in fair value of the derivative and the cumulative change in fair value of the hedged transaction at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge, or if the hedged forecasted transaction is no longer probable of occurring, then the amount recognized in accumulated other comprehensive income (loss) is released to earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit-risk-related contingent features in our derivative agreements.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty non-performance under derivatives and our revolving credit facility, is not considered significant, as we primarily conduct business with large, well-established financial institutions that we have established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate non-performance by any of our significant counterparties.

The following table sets forth our derivatives measured at fair value and discloses the balance sheet location (in thousands):

	December 31,
	2012	2011
Fuel swaps designated as hedging instruments:
Prepaid expenses and other assets	$5,079	$5,484
Other long-term assets	3,581	—
Accrued expenses and other liabilities	(16)	—
Other long-term liabilities	349	(440)
Fuel collars designated as hedging instruments:
Prepaid expenses and other assets	1,085	4,377
Other long-term assets	—	740
Accrued expenses and other liabilities	(18)	—
Other long-term liabilities	678	—
Fuel options not designated as hedging instruments:
Prepaid expenses and other assets	(304)	—
Accrued expenses and other liabilities	—	(1,278)
Other long-term liabilities	(1,231)	(1,670)
Foreign currency options designated as hedging instruments:
Accrued expenses and other liabilities	(20,267)	—
Other long-term liabilities	(16,443)	(15,927)
Foreign currency forward contracts designated as hedging instruments:
Prepaid expenses and other assets	11,685	—
Foreign currency collar designated as a hedging instrument:
Other long-term assets	8,152	—

The fair values of swap and forward contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The Company determines the value of options and collars utilizing an option pricing model based on inputs that are either readily available in public markets or can be derived from information available in publicly quoted markets. The option pricing model used by the Company is an industry standard model for valuing options and is used by the broker/dealer community. The inputs to this option pricing model are the option strike price, underlying price, risk free rate of interest, time to expiration, and volatility. The fair value of option contracts considers both the intrinsic value and any remaining time value associated with those derivatives that have not yet settled. The Company also considers counterparty credit risk and its own credit risk in its determination of all estimated fair values. Our derivatives and financial instruments were categorized as Level 2 in the fair value hierarchy, and we had no derivatives or financial instruments categorized as Level 1 or Level 3.

Fuel Swaps

As of December 31, 2012, we had fuel swaps maturing through December 31, 2015 which are used to mitigate the financial impact of volatility in fuel prices pertaining to approximately 534,000 metric tons of our projected fuel purchases. The effects of the fuel swaps on the consolidated financial statements, which were designated as cash flow hedges were as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Gain recognized in other comprehensive income (loss)—effective portion	$18,906	$29,928	$5,851
Gain (loss) recognized in other income (expense)—ineffective portion	(509)	457	140
Amount reclassified from accumulated other comprehensive income (loss) into fuel expense	(14,448)	(36,686)	(3,065)

	$3,949	$(6,301)	$2,926

Fuel Collars and Options

As of December 31, 2012, we had fuel collars and fuel options maturing through December 31, 2014 which are used to mitigate the financial impact of volatility in fuel prices pertaining to approximately 91,000 metric tons of our projected fuel purchases. The effects of the fuel collars on the consolidated financial statements, which were designated as cash flow hedges were as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Gain (loss) recognized in other comprehensive income (loss)—effective portion	$592	$(147)	$—
Gain (loss) recognized in other income (expense)—ineffective portion	165	(302)	—
Amount reclassified from accumulated other comprehensive income (loss) into fuel expense	(1,954)	—	—

	$(1,197)	$(449)	$—

The effects of the fuel options on the consolidated financial statements, which were not designated as hedging instruments were as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Gain recognized in other income (expense)	$3,218	$2,422	$—

Foreign Currency Options

As of December 31, 2012, we had foreign currency derivatives consisting of call options with deferred premiums which are used to mitigate the financial impact of volatility in foreign currency exchange rates related to our ship construction contracts denominated in euros. If the spot rate at the date the ships are delivered is less than the strike price under these option contracts we would pay the deferred premium and not exercise the foreign currency options. The notional amount of our foreign currency options was €395.0 million, or $521.1 million based on the euro/U.S. dollar exchange rate as of December 31, 2012. The effects of the foreign currency options on the consolidated financial statements, which were designated as cash flow hedges were as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Loss recognized in other comprehensive income (loss)—effective portion	$(19,428)	$(14,583)	$(1,125)
Gain (loss) recognized in other income (expense)—ineffective portion	(864)	(239)	20

	$(20,292)	$(14,822)	$(1,105)

Foreign Currency Forward Contracts

As of December 31, 2012, we had foreign currency forward contracts which are used to mitigate the financial impact of volatility in foreign currency exchange rates related to our ship construction contracts denominated in euros. The notional amount of our foreign currency forward contracts was €197.0 million, or $259.9 million based on the euro/U.S. dollar exchange rate as of December 31, 2012. The effects of the foreign currency forward contracts on the consolidated financial statements, which were designated as cash flow hedges were as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Gain recognized in other comprehensive income (loss)—effective portion	$11,685	$—	$—
Loss recognized in other income (expense)—ineffective portion	—	—	(33,061)

	$11,685	$—	$(33,061)

Foreign Currency Collar

As of December 31, 2012, we had a foreign currency collar used to mitigate the volatility of foreign currency exchange rates related to our ship construction contracts denominated in euros. The notional amount of our foreign currency collar was €100.0 million, or $131.9 million based on the euro/U.S. dollar exchange rate as of December 31, 2012.

The effects of the foreign currency collar on the consolidated financial statements, which was designated as a cash flow hedge was as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Gain recognized in other comprehensive income (loss)—effective portion	$8,152	$—	$—

Interest Rate Swap

We had an interest rate swap which matured in October 2010 and we recognized a loss of $623,000 in other income (expense).

Other

The carrying amounts reported in the consolidated balance sheets of all other financial assets and liabilities approximate fair value.

Long-Term Debt

As of December 31, 2012 and 2011, the fair value of our long-term debt, including the current portion, was $3,106.9 million and $3,113.9 million, respectively, which was $121.5 million and $75.8 million higher, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our fixed and variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities resulting in Level 2 inputs in the fair value hierarchy. Market risk associated with our long-term variable rate debt is the potential increase in interest expense from an increase in interest rates. The calculation of the fair value of our long-term debt is considered a Level 2 input.

Non-recurring Measurements of Non-financial Assets

Goodwill and other long-lived assets, principally tradenames, are reviewed for impairment on an annual basis or earlier if there is an event or change in circumstances that would indicate that the carrying value of these assets could not be fully recovered.

If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections considered necessary. The estimation of fair value measured by discounting expected future cash flows at discount rates commensurate with the risk involved are considered Level 3 inputs. We do not believe that we have any impairment to our goodwill or tradenames as of December 31, 2012. We believe our estimates and judgments with respect to our goodwill and tradenames are reasonable. Nonetheless, if there was a material change in assumptions used in the determination of such fair values or if there is a material change in the conditions or circumstances that influence such assets, we could be required to record an impairment charge.

In February 2012, we acquired Sixthman, a company specializing in developing and delivering music oriented Charters. The purchase price was $7.5 million, consisting of $4.0 million in cash and $3.5 million in contingent consideration. As of September 30, 2012, we completed our allocation of the purchase price, which has resulted in recording $8.5 million of goodwill and tradenames related to the acquisition.

7.	Employee Benefits and Share Option Plans

Profits Sharing Agreement

In 2009, we adopted a profits sharing agreement which authorizes us to grant profits interests in the Company to certain key employees. These interests generally vest with the holders based on a combination of performance-based and time-based vesting metrics, each as specified in the Profits Sharing Agreement and each holder’s award agreement. Genting HK, the Apollo Funds and the TPG Viking Funds are entitled to initially receive any distributions made by the Company, pro rata based on their shareholdings in the Company. Once Genting HK, the Apollo Funds and the TPG Viking Funds receive distributions in excess of certain hurdle amounts specified in the Profits Sharing Agreement and each holder’s award agreement, each vested profits interest award generally entitles the holder of such award to a portion of such excess distribution amount.

In connection with the Corporate Reorganization, NCLC’s outstanding profits interests granted under the Profits Sharing Agreement to management (or former management) of NCLC, including the Ordinary Profits Units, are exchanged for an economically equivalent number of NCL Corporation Units. We refer to the NCL Corporation Units exchanged for profits interests granted under the Profits Sharing Agreement as “Management NCL Corporation Units”. The Management NCL Corporation Units received upon the exchange of outstanding profits interests are subject to the same time-based vesting requirements and performance-based vesting requirements applicable to the profits interests for which they were exchanged. The Management NCL Corporation Units issued in exchange for the profits interests represent a 2.7% economic interest in NCLC, based on the IPO price of $19.00 per ordinary share.

The Management NCL Corporation Units, generally consisting of fifty percent of “Time-Based Units” (“TBUs”) and fifty percent of “Performance-Based Units” (“PBUs”). The TBUs generally vest over five years and upon a distribution event, the vesting amount of the PBUs is based on the amount of proceeds that are realized above certain hurdles.

The termination of employment results in forfeiture of any non-vested TBUs and all PBUs. TBUs that are vested can be either continued by the Company or cancelled and paid to the employee. Cancellation can take place anytime after termination but not before two years after the grant date.

The fair value of the profits interests was computed using a binomial (lattice) model using the following assumptions:

	Year Ended December 31,
	2012	2011	2010
Dividend yield	0%	0%	0%
Expected stock price volatility	50.00%	50.00%	50.00%
Risk-free interest rate	1.36%	1.41%	1.41%
Expected unit life	3 years	3 years	3 years

Expected stock price volatility was based on annual volatilities of comparable companies in our industry based on three years of historical data. Risk-free interest rates were adjusted to the average risk-free rates applicable at the grant date. The expected unit life was calculated with the expectation of a distribution event occurring within a three-year period. We estimated forfeitures based on our historical termination rates for the last three years.

The aggregate fair value for the profits interests as of December 31, 2012 was comprised of $13.8 million for PBUs and $8.6 million for TBUs. Total share-based compensation expense recognized for the years ended December 31, 2012, 2011 and 2010 was $0.7 million, $1.2 million and $2.5 million, respectively, and was recorded in marketing, general and administrative expense. As of December 31, 2012, there was $0.6 million of total unrecognized compensation expense related to TBU non-vested shares. As of December 31, 2012, there was no aggregate intrinsic value of options outstanding and exercisable. Pertinent information covering the profits interests pursuant to the Profits Sharing Agreement was as follows:

	Number of Management NCL Corporation Units (1)		TBUs Weighted- Average Price	PBUs Weighted- Average Price
	TBUs	PBUs
Outstanding as of December 31, 2011	2,087,283	3,328,541	$3.53	$3.42
Granted	186,052	186,052	$3.44	$5.98
Forfeited	(7,781)	(18,856)	$3.18	$3.72

Outstanding as of December 31, 2012	2,265,554	3,495,737	$3.53	$3.56

Vested as of December 31, 2012	1,425,258	966,064	$3.86	$3.41

Non-vested as of December 31, 2012	840,296	2,529,674	$2.96	$3.61

(1)	Share amounts reflect the exchange of profits interest for Management NCL Corporate Units in connection with the Corporate Reorganization.

Employee Benefit Plans

Certain of our employees are employed pursuant to agreements that provide for severance payments. Severance is generally only payable upon an involuntary termination of the employee’s employment by us without cause or a termination by the employee for good reason. Severance generally includes a cash payment based on the employee’s base salary (and in some cases, bonus), and our payment of the employee’s continued medical benefits for the applicable severance period. During 2008, we entered into a severance agreement with our former chief executive officer. As of December 31, 2012, the remaining liability was $15.0 million, which includes a fully vested co-investment profits interest award granted under the Profits Sharing Agreement described above.

We maintain annual incentive bonus plans for our executive officers and other key employees. Bonuses under these plans become earned and payable based on both the Company’s and each individual’s performance during the applicable performance period and the individual’s continued employment. Company performance criteria include the attainment of certain financial targets and other strategic objectives.

We maintain a 401(k) Plan for our shoreside employees, including our executive officers. Participants may contribute up to 100% of eligible compensation each pay period, subject to certain limitations. We make matching contributions equal to 100% of the first 3% and 50% of the next 4%—10% of each participant’s contributions. In addition, we may make discretionary supplemental contributions to the Plan, which shall be allocated to each eligible participant on a pro-rata basis based on the compensation of the participant to the total compensation of all participants. Our matching contributions are vested according to a five-year schedule. The 401(k) Plan is subject to the provisions of ERISA and is intended to be qualified under section 401(a) of the U.S. Internal Revenue Code (the “Code”).

Our contributions are reduced by contributions forfeited by those employees who leave the 401(k) Plan prior to vesting fully in the contributions. Forfeited contributions of $0.1 million were utilized in the year ended December 31, 2012 and $0.2 million were utilized in each of the years ended December 31, 2011, and 2010.

We maintain a Supplemental Executive Retirement Plan (“SERP”), which is a legacy unfunded defined contribution plan for certain of our executives who were employed by the Company in an executive capacity prior to 2008. The SERP was frozen to future participation following that date. Messrs. Sheehan and Stuart are the only Named Executive Officers who are eligible to participate in the SERP. The SERP provides for Company contributions on behalf of the participants to compensate them for the benefits that are limited under the 401(k) Plan. We credit participants under the SERP for amounts that would have been contributed by us to the Company’s previous Defined Contribution Retirement Plan and the former 401(k) Plan without regard to any limitations imposed by the Code. Participants do not make any elective contributions under this plan. As of December 31, 2012 and 2011, the aggregate balance of participants’ deferred compensation accounts under the SERP Plan was $0.4 million and $0.7 million, respectively.

We recorded expenses related to the above 401(k) Plan and SERP of $2.8 million, $2.6 million and $2.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We maintain a Senior Management Retirement Savings Plan (“SMRSP”), which is a legacy unfunded defined contribution plan for certain of our employees, who were employed by the Company prior to 2001. The SMRSP provides for Company contributions on behalf of the participants to compensate them for the difference between the qualified plan benefits that were previously available under the Company’s cash balance pension plan and the redesigned 401(k) Plan. We credit participants under the SMRSP Plan for the difference in the amount that would have been contributed by us to the Company’s previous Norwegian Cruise Line Pension Plan and the qualified plan maximums of the new 401(k) Plan.

Effective January 2009, we implemented the Shipboard Retirement Plan which computes benefits based on years of service, subject to eligibility requirements of the Shipboard Retirement Plan. The Shipboard Retirement Plan is unfunded with no plan assets. The current portion of the projected benefit obligation of $0.7 million and $1.0 million was included in accrued expenses and other liabilities as of December 31, 2012 and 2011, respectively, and $15.5 million and $12.3 million was included in other long-term liabilities in our consolidated balance sheet as of December 31, 2012 and 2011, respectively. The amounts related to the Shipboard Retirement Plan were as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Pension expense:
Service cost	$1,367	$1,072	$980
Interest cost	604	531	481
Amortization of prior service cost	378	378	378
Amortization of actuarial loss (gain)	13	—	(29)

Total pension expense	$2,362	$1,981	$1,810

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$13,329	$9,478	$8,017
Service cost	1,367	1,072	980
Interest cost	604	531	481
Actuarial loss	1,721	2,993	—
Direct benefit payments	(800)	(745)	—

Projected benefit obligation at end of year	$16,221	$13,329	$9,478

Amounts recognized in the consolidated balance sheets:
Projected benefit obligation	$16,221	$13,329	$9,478

Amounts recognized in accumulated other comprehensive income (loss):
Prior service cost	$(6,427)	$(6,805)	$(7,183)
Accumulated actuarial gain (loss)	(3,320)	(1,612)	1,381

Accumulated other comprehensive income (loss)	$(9,747)	$(8,417)	$(5,802)

The discount rates used in the net periodic benefit cost calculation for the years ended December 31, 2012, 2011 and 2010 were 4.7%, 5.5% and 6.0%, respectively, and the actuarial loss is amortized over 18.86 years. The discount rate is used to measure and recognize obligations, including adjustments to other comprehensive income (loss), and to determine expense during the periods. It is determined by using bond indices which reflect yields on a broad maturity and industry universe of high-quality corporate bonds.

The pension benefits expected to be paid in each of the next five years and in aggregate for the five years thereafter are as follows (in thousands):

Year	Amount
2013	$716
2014	767
2015	794
2016	807
2017	873
Next five years	5,607

8.	Income Taxes

We are incorporated in Bermuda, and our subsidiary, Arrasas Limited, is incorporated in the Isle of Man. Generally, we are not subject to income tax in respect of activities undertaken outside these countries.

Under current Bermuda law, we are not subject to tax on income or capital gains. We have received from the Minister of Finance under The Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035.

We previously had operations in Norway through NCL Holdings ASA (“NCLHA”) and its subsidiaries. Deferred tax assets and liabilities that relate to these prior operations are comprised of the following (in thousands):

	December 31,
	2012	2011
Deferred tax assets:
Loss carryforwards	$30,945	$32,735
Shares in NCL Cruises Ltd.	81,715	64,618
Pension obligation	422	418
Other	113	140

	113,195	97,911
Valuation allowance	(113,195)	(97,911)

Total net deferred taxes	$—	$—

Taxable losses in Norway can be carried forward indefinitely. Total losses available for carry forward related to NCLHA as of December 31, 2012 and 2011 are $110.5 million and $116.9 million, respectively.

In January 2008, NCLC became a partnership for U.S. federal income tax purposes and therefore incurs no U.S. Federal or State income tax liability. Each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether or not cash distributions are made.

Through 2009, income derived from our U.S.-flagged operation, net of applicable deductions, generally would have been subject to U.S. federal income taxation (generally at a rate of 35%) and state and local taxes. U.S.-sourced dividends and interest paid by our U.S.-flagged operation generally would have been subject to a 30% withholding tax, unless exempt under one of various exceptions.

In December 2009, NCL America Holdings, Inc., the tax owner of the assets of our U.S.-flagged operation, was converted to a limited liability company under Delaware law which resulted in a complete liquidation for U.S. income tax purposes. Thus, subsequent to December 2009, taxes on the income from our U.S.-flagged operation are imposed on our shareholders and we may distribute funds to our shareholders to pay such taxes, or in some cases, pursuant to section 1446 of the Code, withhold such taxes at the partnership level.

9.	Commitments and Contingencies

Operating Leases

Total expense under non-cancelable operating lease commitments, primarily for offices, motor vehicles and office equipment was $9.5 million, $9.1 million and $12.4 million for the years ended December 31, 2012, 2011and 2010, respectively.

As of December 31, 2012, minimum annual rentals for non-cancelable leases with initial or remaining terms in excess of one year were as follows (in thousands):

Year	Amount
2013	$6,577
2014	6,243
2015	5,351
2016	4,800
2017	4,826
Thereafter	10,373

Total	$38,170

Rental payments applicable to such operating leases are recognized on a straight-line basis over the term of the lease.

Ship Construction Contracts

In September 2010, we reached an agreement with a shipyard to build two new next generation Freestyle Cruising ships Norwegian Breakaway and Norwegian Getaway with financing commitments in place from a syndicate of banks for export credit financing. These ships, each at approximately 144,000 Gross Tons and 4,000 Berths, are scheduled for delivery in the second quarter of 2013 and first quarter of 2014, respectively. The aggregate contract price of the two ships is approximately €1.3 billion, or $1.7 billion based on the euro/U.S. dollar exchange rate as of December 31, 2012.

In October 2012, we reached an agreement with Meyer Werft GmbH of Papenburg, Germany to build a new cruise ship for delivery in the fourth quarter of 2015 with an option to build a second ship with an expected delivery date in spring 2017. Currently referred to as “Breakaway Plus,” this new ship will be the largest in our fleet at approximately 163,000 Gross Tons and 4,200 Berths and will be similar in design and innovation to our current Breakaway class ships which are currently under construction. The contract cost of this ship is approximately €698.4 million, or $921.4 million based on the euro/U.S. dollar exchange rate as of December 31, 2012. We entered into an export credit facility that provides financing for 80% of the contract price of the ship. In addition, we have an option in place for export credit financing for the second ship on similar terms.

In connection with the contracts to build the three ships, we do not anticipate any contractual breaches or cancellation to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

As of December 31, 2012, minimum annual payments for non-cancelable ship construction contracts with initial or remaining terms in excess of one year were as follows (in thousands):

Year	Amount
2013	$705,765
2014	773,061
2015	792,369
2016	—
2017	—
Thereafter	—

Total	$2,271,195

Port Facility Commitments

As of December 31, 2012, future commitments to pay for usage of certain port facilities were as follows (in thousands):

Year	Amount
2013	$23,523
2014	25,155
2015	26,008
2016	26,680
2017	26,665
Thereafter	69,792

Total	$197,823

The U.S. Federal Maritime Commission requires evidence of financial responsibility for those offering transportation on passenger ships operating out of U.S. ports to indemnify passengers in the event of non-performance of the transportation. Accordingly, we are required to maintain a $15.0 million third-party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. Proposed regulations would revise the financial requirements with respect to both death/injury and non-performance coverages. Also we have a legal requirement for us to maintain a security guarantee based on cruise business originated from the United Kingdom and have a bond with the Association of British Travel Agents currently valued at British Pound Sterling 3.2 million. We also are required to establish financial responsibility by other jurisdictions to meet liability in the event of non-performance of our obligations to passengers from those jurisdictions.

Litigation

In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. In December 2010, the Court denied the plaintiffs’ Motion for Class Certification. In February 2011, the plaintiffs filed a Motion for Reconsideration as to the Court’s Order on Class Certification which was denied. The Court tried six individual plaintiffs’ claims, and in September 2012 awarded wages aggregating approximately $100,000 to such plaintiffs. The plaintiffs’ have filed an appeal of the Court’s decision in the individual actions as well as the denial of the Class Certification. We intend to vigorously defend this appeal and are not able at this time to estimate the impact of these proceedings.

In May 2011, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and breach of contract. In July 2012 this action was stayed by the Court pending the outcome of the litigation commenced with the class action complaint filed in July 2009. We are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and, to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

10.	Supplemental Cash Flow Information

For the years ended December 31, 2012, 2011 and 2010 we paid interest and related fees of $240.6 million, $186.7 million and $254.8 million, respectively. For the year ended December 31, 2012, we had a non-cash investing activity in connection with the Norwegian Sky purchase agreement of $206.1 million.

11.	Condensed Financial Information of the Registrant

Our debt agreements limit or prohibit, and any of our future debt arrangements may restrict, among other things, the ability of our subsidiaries, including NCLC, to pay distributions to NCLH and our ability to pay cash dividends to our shareholders. We are a holding company and depend upon our subsidiaries for their ability to pay distributions to us to finance any dividend or pay any other obligations of NCLH. The following is our condensed financial information.

Norwegian Cruise Line Holdings Ltd.

CONDENSED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Years Ended December 31,
	2012	2011	2010
Non-operating income (expense)
Equity in earnings of subsidiaries	$168,556	$126,859	$22,986

Total non-operating income (expense)	168,556	126,859	22,986

Net income	$168,556	$126,859	$22,986

Earnings per share
Basic	$0.95	$0.71	$0.13

Diluted	$0.94	$0.71	$0.13

Weighted-average shares outstanding
Basic	178,232,850	177,869,461	177,563,047

Diluted	179,023,683	178,859,720	178,461,210

Comprehensive income
Net income	$168,556	$126,859	$22,986
Total other comprehensive income (loss)	2,175	(24,103)	2,010

Total other comprehensive income	$170,731	$102,756	$24,996

Norwegian Cruise Line Holdings Ltd.

CONDENSED BALANCE SHEETS

(in thousands, except for share data)

	December 31,
	2012	2011
Assets
Deferred assets	$5,943	$3,680
Investment in subsidiaries	2,010,318	1,836,657

Total assets	$2,016,261	$1,840,337

Liabilities and Shareholders’ Equity
Liabilities:
Due to NCLC	$5,943	$3,680

Total liabilities	$5,943	$3,680

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,327,097	2,324,167
Accumulated other comprehensive income (loss)	(17,619)	(19,794)
Retained earnings (deficit)	(299,185)	(467,741)

Total shareholders’ equity	2,010,318	1,836,657

Total liabilities and shareholders’ equity	$2,016,261	$1,840,337

Norwegian Cruise Line Holdings Ltd.

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2012	2011	2010
Cash flows from operating activities
Net income	$168,556	$126,859	$22,986
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(168,556)	(126,859)	(22,986)

Cash flows from operating activities	—	—	—
Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—

12.	Subsequent Events

On January 24, 2013, NCLH, which was formed with the issuance of 10,000 ordinary shares at $.001 per share in February 2011, completed an IPO of its ordinary shares. In connection with the consummation of the IPO, NCLC’s ordinary shares were exchanged for the ordinary shares of NCLH, and NCLH became the owner of 100% of the ordinary shares (representing a 97.3% economic interest) and parent company of NCLC (the “Corporate Reorganization”). The Corporate Reorganization was effected solely for the purpose of reorganizing our corporate structure. NCLH has not, prior to the completion of the Corporate Reorganization, conducted any activities other than those incidental to its formation and preparations for the Corporate Reorganization and the IPO. Following the IPO, the relative ownership percentages of NCLH’s ordinary shares were as follows: Genting HK (43.4%), the Apollo Funds (32.5%), the TPG Viking Funds (10.8%) and public shareholders (13.3%). NCLH is treated as a corporation for U.S. federal income tax purposes.

In February 2013, we issued $300.0 million aggregate principal amount of Senior Notes. The Notes will bear interest at a rate of 5.00% per annum and will mature on February 15, 2018. Interest on the Notes will be payable semiannually on February 15 and August 15 of each year, commencing on August 15, 2013. The notes were issued at 99.451%.

We used the net proceeds that we received from the IPO and notes offering, aggregating approximately $770.0 million, to pay down debt; including (i) a prepayment of an aggregate $55.6 million that became payable upon the consummation of the IPO consisting of $21.3 million on our €624.0 million Norwegian Pearl and Norwegian Gem Revolving Credit Facility, $14.7 million on our €308.1 million Pride of Hawai’i loan, $8.0 million on our $334.1 million Norwegian Jewel loan, $10.1 million on our €258.0 million Pride of America loan, and $1.5 million on our €40.0 million Pride of America commercial loan, (ii) a payment to Genting HK of $79.7 million in connection with the Norwegian Sky purchase agreement, (iii) a full redemption of our $450.0 million 11.75% senior secured notes due 2016, (iv) a partial redemption of $122.5 million aggregate principal amount of our $350.0 million 9.50% senior notes. Related premiums, breakage fees and expenses associated with the IPO, notes offering and the redemptions of our notes are estimated to be approximately $104.0 million.

Given the issuance of NCLH’s financial statements for the three months ended March 31, 2013, which is the period in which the reorganization was effective, the consolidated balance sheets as of December 31, 2012 and 2011, and the consolidated statements of operations, comprehensive income, cash flows and changes in stockholders’ equity for the three years ended December 31, 2012 have now been recast to reflect the reorganization.

13.	Quarterly Selected Financial Data (Unaudited) (in thousands, except per share data)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2012	2011	2012	2011	2012	2011	2012		2011
Total revenue	$515,430	$495,510	$583,234	$568,586	$674,411	$666,634	$503,171		$488,594
Operating income	46,444	37,504	87,006	76,250	174,138	160,019	49,505		42,339
Net income (loss)	3,284	(7,933)	36,031	29,224	128,188	107,509	1,053	(1)	(1,941)
Earnings (loss) per share:
Basic and Diluted	$0.02	$(0.04)	$0.20	$0.16	$0.72	$0.60	$0.01		$(0.01)

The seasonality of the North American cruise industry generally results in the greatest demand for cruises during the summer months. This predictable seasonality in demand has resulted in fluctuations in our revenue and results of operations. The seasonality of our results is increased due to ships being taken out of service for regularly scheduled Dry-docks, which we typically schedule during non-peak demand periods.

(1)	Includes a non-recurring share-based compensation charge of $4.5 million related to a former CEO.

Norwegian Cruise Line Holdings Ltd.

Consolidated Statements of Operations

(unaudited, in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Revenue
Passenger ticket	$583,923	$490,322	$1,400,470	$1,257,871
Onboard and other	213,962	184,089	569,479	515,204

Total revenue	797,885	674,411	1,969,949	1,773,075

Cruise operating expense
Commissions, transportation and other	140,086	122,331	347,650	321,640
Onboard and other	61,744	53,641	153,431	136,851
Payroll and related	90,695	72,961	247,543	220,683
Fuel	77,035	69,602	225,115	206,743
Food	37,596	32,452	101,232	95,163
Other	48,946	43,084	164,899	152,759

Total cruise operating expense	456,102	394,071	1,239,870	1,133,839

Other operating expense
Marketing, general and administrative	77,606	57,779	236,923	190,748
Depreciation and amortization	56,097	48,423	158,699	140,900

Total other operating expense	133,703	106,202	395,622	331,648

Operating income	208,080	174,138	334,457	307,588

Non-operating income (expense)
Interest expense, net	(26,627)	(47,196)	(257,969)	(142,271)
Other income (expense)	(626)	1,644	1,168	2,730

Total non-operating income (expense)	(27,253)	(45,552)	(256,801)	(139,541)

Net income before income taxes	180,827	128,586	77,656	168,047
Income tax expense	(7,933)	(398)	(11,177)	(544)

Net income	172,894	128,188	66,479	167,503
Net income attributable to non-controlling interest	2,036	—	857	—

Net income attributable to Norwegian Cruise Line Holdings Ltd.	$170,858	$128,188	$65,622	$167,503

Weighted-average shares outstanding
Basic	204,425,308	178,252,763	202,279,989	178,198,984

Diluted	210,703,244	179,050,050	208,673,608	178,986,504

Earnings per share
Basic	$0.84	$0.72	$0.32	$0.94

Diluted	$0.82	$0.72	$0.32	$0.94

The accompanying notes are an integral part of these consolidated financial statements.

Norwegian Cruise Line Holdings Ltd.

Consolidated Statements of Comprehensive Income

(unaudited, in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income	$172,894	$128,188	$66,479	$167,503

Other comprehensive income (loss):
Shipboard Retirement Plan	117	98	351	294
Cash flow hedges:
Net unrealized gain (loss)	16,798	40,860	(12,619)	15,110
Amount realized and reclassified into earnings	(1,539)	(2,707)	(3,623)	(19,309)

Total other comprehensive income (loss)	15,376	38,251	(15,891)	(3,905)

Total comprehensive income	188,270	166,439	50,588	163,598
Comprehensive income attributable to non-controlling interest	2,233	—	445	—

Total comprehensive income attributable to Norwegian Cruise Line Holdings Ltd.	$186,037	$166,439	$50,143	$163,598

The accompanying notes are an integral part of these consolidated financial statements.

Norwegian Cruise Line Holdings Ltd.

Consolidated Balance Sheets

(unaudited, in thousands, except share data)

	September 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$56,960	$45,500
Accounts receivable, net	17,717	15,062
Inventories	45,901	39,681
Prepaid expenses and other assets	66,473	64,686

Total current assets	187,051	164,929
Property and equipment, net	5,622,574	4,960,142
Goodwill and tradenames	611,330	611,330
Other long-term assets	184,594	202,026

Total assets	$6,605,549	$5,938,427

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$282,564	$221,233
Accounts payable	98,559	79,126
Accrued expenses and other liabilities	225,266	231,040
Due to Affiliate	36,815	59,897
Advance ticket sales	434,541	353,793

Total current liabilities	1,077,745	945,089
Long-term debt	2,830,477	2,764,120
Due to Affiliate	73,468	147,364
Other long-term liabilities	48,971	63,070

Total liabilities	4,030,661	3,919,643

Commitments and contingencies (Note 8)
Shareholders’ equity:
Ordinary shares, $.001 par value; 490,000,000 shares authorized; 205,083,076 shares issued and outstanding at September 30, 2013, and $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding at December 31, 2012	205	25
Additional paid-in capital	2,819,153	2,327,097
Accumulated other comprehensive income (loss)	(33,098)	(17,619)
Retained earnings (deficit)	(233,563)	(299,185)

Total shareholders’ equity controlling interest	2,552,697	2,010,318
Non-controlling interest	22,191	8,466

Total shareholders’ equity	2,574,888	2,018,784

Total liabilities and shareholders’ equity	$6,605,549	$5,938,427

The accompanying notes are an integral part of these consolidated financial statements.

Norwegian Cruise Line Holdings Ltd.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Nine Months Ended September 30,
	2013	2012
Cash flows from operating activities
Net income	$66,479	$167,503
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	180,143	160,781
Gain on derivatives	(195)	(2,067)
Deferred income taxes, net	11,026	—
Write-off of deferred financing fees	36,357	2,358
Share-based compensation expense	21,283	495
Premium on debt issuance	—	6,000
Changes in operating assets and liabilities:
Accounts receivable, net	(2,655)	(4,649)
Inventories	(6,220)	(6,941)
Prepaid expenses and other assets	(1,558)	375
Accounts payable	19,433	(13,393)
Accrued expenses and other liabilities	(5,480)	27,312
Advance ticket sales	79,730	38,749

Net cash provided by operating activities	398,343	376,523

Cash flows from investing activities
Additions to property and equipment and other	(835,765)	(229,855)

Net cash used in investing activities	(835,765)	(229,855)

Cash flows from financing activities
Repayments of long-term debt	(2,229,821)	(718,255)
Repayments to Affiliate	(98,171)	—
Proceeds from long-term debt	2,359,310	584,990
Proceeds from the issuance of ordinary shares, net	473,017	—
Proceeds from the exercise of stock options	1,268	—
Deferred financing fees and other	(56,721)	(3,635)

Net cash provided by (used in) financing activities	448,882	(136,900)

Net increase in cash and cash equivalents	11,460	9,768
Cash and cash equivalents at beginning of period	45,500	58,926

Cash and cash equivalents at end of period	$56,960	$68,694

The accompanying notes are an integral part of these consolidated financial statements.

Norwegian Cruise Line Holdings Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, in thousands)

	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Non-controlling Interest	Total
Balance, December 31, 2011	$25	$2,324,167	$(19,794)	$(467,741)	$7,806	$1,844,463
Share-based compensation	—	—	—	—	495	495
Transactions with Affiliates, net	—	2,956	—	—	—	2,956
Other comprehensive loss	—	—	(3,905)	—	—	(3,905)
Net income	—	—	—	167,503	—	167,503

Balance, September 30, 2012	$25	$2,327,123	$(23,699)	$(300,238)	$8,301	$2,011,512

Balance, December 31, 2012	$25	$2,327,097	$(17,619)	$(299,185)	$8,466	$2,018,784
Share-based compensation	—	31,264	—	—	19	31,283
Transactions with Affiliates, net	—	(52)	—	—	—	(52)
Corporate Reorganization	—	(18,994)	—	—	18,994	—
Proceeds from the issuance of ordinary shares, net	179	472,838	—	—	—	473,017
Proceeds from the exercise of stock options	1	1,267	—	—	—	1,268
Other comprehensive loss	—	—	(15,479)	—	(412)	(15,891)
Net income	—	—	—	65,622	857	66,479
Vesting of Management NCL Corporation Units, net of exchanges	—	5,733	—	—	(5,733)	—

Balance, September 30, 2013	$205	$2,819,153	$(33,098)	$(233,563)	$22,191	$2,574,888

The accompanying notes are an integral part of these consolidated financial statements.

Norwegian Cruise Line Holdings Ltd.

Notes to Consolidated Financial Statements

(unaudited)

Unless otherwise indicated or the context otherwise requires, references in this report to (i) the “Company,” “we,” “our,” “us” and “NCLH” refer to Norwegian Cruise Line Holdings Ltd., and/or its subsidiaries, (ii) “NCLC” refers to NCL Corporation Ltd. and/or its subsidiaries, (iii) “Norwegian Cruise Line” or “Norwegian” refers to the Norwegian Cruise Line brand and its predecessors, (iv) “Apollo” refers to Apollo Global Management, LLC and its subsidiaries and the “Apollo Funds” refers to one or more of AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., AAA Guarantor-Co-Invest VI (B), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P., (v) “TPG Global” refers to TPG Global, LLC, “TPG” refers to TPG Global and its affiliates and the “TPG Viking Funds” refers to one or more of TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., and TPG Viking AIV III, L.P. and/or certain other affiliated investment funds, each an affiliate of TPG, (vi) “Genting HK” refers to Genting Hong Kong Limited and/or its affiliates and (vii) “Affiliate(s)” or “Sponsor(s)” refers to Genting HK, the Apollo Funds and/or the TPG Viking Funds. References to “U.S.” are to the United States of America, “U.K.” are to the United Kingdom, “dollars” or “$” are to U.S. dollars and “euros” or “€” are to the official currency of the Eurozone.

1.	Corporate Reorganization

In January 2013, NCLH completed the IPO of 27,058,824 ordinary shares, par value $.001 per share. In connection with the consummation of the IPO, NCLC’s ordinary shares were exchanged for the ordinary shares of NCLH, and NCLH became the owner of 100% of the ordinary shares (representing a 97.3% economic interest) and parent company of NCLC (the “Corporate Reorganization”). Accordingly, NCLH contributed $460.0 million to NCLC and the historical financial statements of NCLC became those of NCLH. As a result of the Corporate Reorganization, the Management NCL Corporation Units created a non-controlling interest within NCLH. The Corporate Reorganization was effected solely for the purpose of reorganizing our corporate structure. NCLH had not, prior to the completion of the Corporate Reorganization, conducted any activities other than those incidental to its formation and to preparations for the Corporate Reorganization and the IPO (we refer you to Note 5—“Related Party Disclosures” for more information on the Corporate Reorganization).

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are unaudited and, in our opinion, contain all normal recurring adjustments necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. Historically, demand for cruises has been strongest during the summer months. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012, which are included in our most recently filed Annual Report on Form 10-K.

Earnings Per Share

Basic earnings per share is computed by dividing net income attributable to Norwegian Cruise Line Holdings Ltd. by the weighted-average shares outstanding during each period. Diluted earnings per share incorporates the incremental shares issuable upon conversion of potentially dilutive shares and is computed by dividing net income by the diluted weighted-average shares outstanding during each period. A reconciliation between basic and diluted earnings per share was as follows (in thousands, except share and per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income attributable to Norwegian Cruise Line Holdings Ltd.	$170,858	$128,188	$65,622	$167,503

Net income	$172,894	$128,188	$66,479	$167,503

Basic weighted-average shares outstanding	204,425,308	178,252,763	202,279,989	178,198,984
Dilutive effect of awards	6,277,936	797,287	6,393,619	787,520

Diluted weighted-average shares outstanding	210,703,244	179,050,050	208,673,608	178,986,504

Basic earnings per share	$0.84	$0.72	$0.32	$0.94

Diluted earnings per share	$0.82	$0.72	$0.32	$0.94

Revenue and Expense Recognition

Revenue and expense includes taxes assessed by governmental authorities that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included in revenue and expense on a gross basis were $44.4 million and $37.4 million for the three months ended September 30, 2013 and 2012, respectively, and $111.9 million and $104.0 million for the nine months ended September 30, 2013 and 2012, respectively.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board issued Accounting Standards Update No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” Significant amounts reclassified from each component of accumulated other comprehensive income and the income statement line items affected by the reclassification shall be disclosed in a note to the consolidated financial statements or presented parenthetically on the face of the financial statements (we refer you to Note 3— “Accumulated Other Comprehensive Income (Loss)”).

We have adopted the disclosure requirements as presented in the amendment to subtopic 210-20 “Disclosures about Offsetting Assets and Liabilities” which requires that we disclose separately for assets and liabilities the gross recognition and the offsetting amounts which are permitted by our master netting arrangements for our derivative contracts (we refer you to Note 7— “Fair Value Measurements and Derivatives”).

3.	Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) for the nine months ended September 30, 2013 was as follows (in thousands):

	Accumulated Other Comprehensive Income (Loss)	Change Related to Cash Flow Hedges		Change Related to Shipboard Retirement Plan
Accumulated other comprehensive income (loss) at beginning of period	$(17,619)	$(7,872)		$(9,747)
Current period other comprehensive loss before reclassifications	(12,292)	(12,292)		—
Amounts reclassified	(3,187)	(3,529	)(1)	342 (2)

Accumulated other comprehensive income (loss) at end of period	$(33,098)	$(23,693	)(3)	$(9,405)

(1)	We refer you to Note 7—“Fair Value Measurements and Derivatives” for the affected line items in the Consolidated Statements of Operations.
(2)	Amortization of prior-service cost and actuarial loss reclassified to payroll and related expense.
(3)	Of the existing amounts related to derivatives designated as cash flow hedges, $1.8 million of income is expected to be reclassified into earnings in the next 12 months.

4.	Long-Term Debt

On June 21, 2013, NCLC and certain of its subsidiaries entered into supplemental deeds to the $334.1 million Norwegian Jewel loan, Breakaway/Getaway Term Loan Facilities, €258.0 million Pride of America loan, and €308.1 million Pride of Hawai’i loan. The supplemental deeds amended and restated those credit facilities, reducing the interest rate per annum to a rate equal to the sum of (a) an adjusted LIBOR rate, (b) an applicable margin of 0.95% and (c) certain customary mandatory costs to compensate lenders for the cost of compliance with various financial regulations. In connection with these amendments, we terminated the €40.0 million secured loan agreement, dated as of April 4, 2003, as amended and restated on June 1, 2012, by and among Pride of America Ship Holding, LLC, as borrower, and a syndicate of international banks, and related guarantee by NCLC which had an aggregate outstanding principal balance thereunder of $16.8 million.

On May 24, 2013, NCLC entered into a credit agreement which provides senior secured financing of $1.3 billion, consisting of (i) a $675 million term loan facility maturing on May 24, 2018 (the “Term Loan Facility”), all of which was borrowed for the purpose of refinancing existing senior debt; and (ii) a $625 million revolving credit facility maturing on May 24, 2018 (the “Revolving Loan Facility” and together with the Term Loan Facility, the “new senior secured credit facilities”), $117.0 million of which was borrowed as of September 30, 2013.

Borrowings under the new senior secured credit facilities bear interest at a rate per annum equal to (a) an adjusted LIBOR rate or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate of Deutsche Bank and (iii) the adjusted LIBOR rate, in each case plus an applicable margin that is determined by reference to a total leverage ratio, with an applicable margin of between 2.25% and 1.50% with respect to Eurocurrency loans and between 1.25% and 0.50% with respect to base rate loans. The initial applicable margin for borrowings is 2.25% with respect to Eurocurrency borrowings and 1.25% with respect to base rate borrowings.

In addition to paying interest on outstanding principal under the new senior secured credit facilities, a commitment fee rate is determined by reference to a total leverage ratio, with a maximum commitment fee rate of 40% of the applicable margin for Eurocurrency loans.

The Term Loan Facility will be paid in quarterly installments which commenced in September 2013, in a principal amount equal to (a) in the case of installments payable on or prior to May 24, 2015, 1.25% of the loans outstanding immediately after the closing date under the Term Loan Facility and (b) in the case of installments payable after May 24, 2015, 2.50% of the loans outstanding immediately after the closing date under the Term Loan Facility, with the remaining unpaid principal amount of loans under the Term Loan Facility due and payable in full at maturity on May 24, 2018. Principal amounts outstanding under the Revolving Loan Facility are due and payable in full at maturity on May 24, 2018.

In connection with the entry into the new senior secured credit facilities, the $750.0 million Senior Secured Revolving Credit Facility and the €624.0 million Norwegian Pearl and Norwegian Gem Revolving Credit Facility were terminated. In addition, the $227.5 million remaining balance of our 9.50% senior unsecured notes, plus premium and accrued and unpaid interest, was redeemed in full on June 28, 2013.

In April 2013, we took delivery of Norwegian Breakaway. To finance the payment due upon delivery, we drew $528.0 million of our €529.8 million Breakaway One Loan which is due April 2025. Also, we drew an aggregate of $57.7 million of our €126.1 million Norwegian Jewel Term Loan and €126.1 million Norwegian Jade Term Loan which will come due April 2016. The loans bear interest at LIBOR plus 1.6%.

In February 2013, NCLC issued $300.0 million aggregate principal amount of senior unsecured notes bearing interest at a rate of 5% per annum and maturing on February 15, 2018 (the “Notes Offering”). Interest on the notes will be payable semiannually on February 15 and August 15 of each year, which commenced on August 15, 2013. The notes were issued at 99.451%.

We used the net proceeds that we received from the IPO and the Notes Offering, aggregating approximately $770.0 million, to pay down debt, including; (i) a prepayment of an aggregate $55.6 million that became payable upon the consummation of the IPO consisting of $21.3 million on our €624.0 million Norwegian Pearl and Norwegian Gem Revolving Credit Facility, $14.7 million on our €308.1 million Pride of Hawai’i loan, $8.0 million on our $334.1 million Norwegian Jewel loan, $10.1 million on our €258.0 million Pride of America loan and $1.5 million on our €40.0 million Pride of America commercial loan, (ii) a payment to Genting HK of $79.7 million in connection with the Norwegian Sky purchase agreement, (iii) a full redemption of our $450.0 million 11.75% senior secured notes due 2016 and (iv) a partial redemption of $122.5 million aggregate principal amount of our 9.50% senior unsecured notes. Expenses related to these debt prepayments were approximately $90.5 million and were recognized in interest expense.

5.	Related Party Disclosures

Following the IPO, NCLH contributed $460.0 million to NCLC. The relative ownership percentages of NCLH’s ordinary shares following the IPO were as follows: Genting HK (43.4%), the Apollo Funds (32.5%), the TPG Viking Funds (10.8%) and public shareholders (13.3%). We also made payments of $98.2 million to Genting HK in connection with the Norwegian Sky purchase agreement.

In August 2013, we had our Secondary Offering by the Selling Shareholders. We did not receive any proceeds from this offering. As of September 30, 2013, the relative ownership percentages of NCLH’s ordinary shares were as follows: Genting HK (37.5%), the Apollo Funds (28.1%), the TPG Viking Funds (9.4%), and public shareholders (25.0%). As of September 30, 2013, NCLH had a (97.7%) economic interest in NCLC.

6.	Income Tax Expense

NCLH is treated as a corporation for U.S. federal income tax purposes. For the three and nine months ended September 30, 2013, income tax expense was $7.9 million and $11.2 million, respectively. Income tax expense for the nine months includes a one-time expense of $4.2 million due to a change in U.S. tax status from a partnership to a corporation in connection with our IPO and a benefit of $2.6 million in connection with our prepayments of debt.

In September 2013, we commenced the implementation of a global tax platform. The implementation of this new platform is expected to be completed by December 31, 2013 and, accordingly, its effect has been included as a reduction of $6.6 million to income tax expense for the three and nine months ended September 30, 2013.

7.	Fair Value Measurements and Derivatives

Fair value is defined as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

Fair Value Hierarchy

The following hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1	Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2	Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3	Significant unobservable inputs we believe market participants would use in pricing the asset or liability based on the best information available.

Derivatives

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivatives. We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of our hedged forecasted transactions. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative and the hedged forecasted transaction. Cash flows from the derivatives are classified in the same category as the cash flows from the underlying hedged transaction. The determination of ineffectiveness is based on the amount of dollar offset between the cumulative change in fair value of the derivative and the cumulative change in fair value of the hedged transaction at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge, or if the hedged forecasted transaction is no longer probable of occurring, then the amount recognized in accumulated other comprehensive income (loss) is released to earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit-risk-related contingent features in our derivative agreements.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty non-performance under derivatives and our revolving credit facility, is not considered significant, as we primarily conduct business with large, well-established financial institutions that we have established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate non-performance by any of our significant counterparties. The following table sets forth the fair value of our derivatives including the balance sheet location (in thousands):

		Asset		Liability
	Balance Sheet location	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Fuel swaps designated as hedging instruments
	Prepaid expenses and other assets	$4,421	$5,955	$484	$876
	Other long-term assets	2,201	3,969	1,890	388
	Accrued expenses and other liabilities	669	188	938	204
	Other long-term liabilities	189	391	180	42
Fuel collars designated as hedging instruments
	Prepaid expenses and other assets	614	1,615	322	530
	Accrued expenses and other liabilities	—	51	—	69
	Other long-term liabilities	207	1,908	202	1,230
Fuel options not designated as hedging instruments
	Prepaid expenses and other assets	—	—	322	304
	Other long-term liabilities	—	—	202	1,231
Foreign currency options designated as hedging instruments
	Accrued expenses and other liabilities	—	—	18,756	20,267
	Other long-term liabilities	—	—	—	16,443
Foreign currency forward contracts designated as hedging instruments
	Prepaid expenses and other assets	—	11,685	—	—
Foreign currency collar designated as a hedging instrument
	Prepaid expenses and other assets	10,425	—	30	—
	Other long-term assets	—	9,765	—	1,613
Interest rate swaps designated as hedging instruments
	Accrued expenses and other liabilities	—	—	898	—
	Other long-term liabilities	—	—	2,233	—

The fair values of swap and forward contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The Company determines the value of options and collars utilizing an option pricing model based on inputs that are either readily available in public markets or can be derived from information available in publicly quoted markets. The option pricing model used by the Company is an industry standard model for valuing options and is used by the broker/dealer community. The inputs to this option pricing model are the option strike price, underlying price, risk-free rate of interest, time to expiration and volatility. The fair value of option and collar contracts considers both the intrinsic value and any remaining time value associated with those derivatives that have not yet settled. The Company also considers counterparty credit risk and its own credit risk in its determination of all estimated fair values. Our derivatives and financial instruments were categorized as Level 2 in the fair value hierarchy, and we had no derivatives or financial instruments categorized as Level 1 or Level 3.

Our derivative contracts include rights of offset with our counterparties. We have elected to net certain assets and liabilities within counterparties. We are not required to post cash collateral related to our derivative instruments. The following table discloses the amounts recognized within assets and liabilities (in thousands):

September 30, 2013	Gross Amounts	Gross Amounts Offset	Total Net Amounts	Gross Amounts Not Offset	Net Amounts
Assets	$17,661	$(3,048)	$14,613	$—	$14,613
Liabilities	23,409	(1,065)	22,344	(21,887)	457

December 31, 2012	Gross Amounts	Gross Amounts Offset	Total Net Amounts	Gross Amounts Not Offset	Net Amounts
Assets	$32,989	$(3,711)	$29,278	$(11,685)	$17,593
Liabilities	39,486	(2,538)	36,948	(36,710)	238

Fuel Swaps

As of September 30, 2013, we had fuel swaps maturing through December 31, 2016 which are used to mitigate the financial impact of volatility in fuel prices pertaining to approximately 745,000 metric tons of our projected fuel purchases. The effects on the consolidated financial statements of the fuel swaps which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Gain recognized in other comprehensive loss—effective portion	$13,500	$30,848	$132	$23,029
Gain (loss) recognized in other income (expense)—ineffective portion	(83)	157	(182)	(473)
Amount reclassified from accumulated comprehensive income (loss) into fuel expense	(2,081)	(1,600)	(5,080)	(13,932)

Fuel Collars and Options

As of September 30, 2013, we had fuel collars and fuel options maturing through December 31, 2014 which are used to mitigate the financial impact of volatility in fuel prices pertaining to approximately 43,000 metric tons of our projected fuel purchases. The effects on the consolidated financial statements of the fuel collars which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Gain (loss) recognized in other comprehensive loss—effective portion	$427	$5,060	$(1,108)	$2,441
Gain (loss) recognized in other income (expense)—ineffective portion	(51)	479	(29)	142
Amount reclassified from other comprehensive income (loss) into fuel expense	332	(1,107)	1,150	(5,377)

The effects on the consolidated financial statements of the fuel options which were not designated as hedging instruments were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Gain recognized in other income (expense)	$430	$1,143	$1,011	$2,858

Foreign Currency Forward Contracts

We had foreign currency forward contracts which matured in April 2013. The effects on the consolidated financial statements of the foreign currency forward contracts which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Gain (loss) recognized in other comprehensive loss—effective portion	$—	$2,609	$(7,886)	$4,332
Gain recognized in other income (expense)—ineffective portion	—	—	66	—
Amount reclassified from accumulated comprehensive income (loss) into depreciation and amortization expense	(32)	—	(52)	—

As of September 30, 2013, the effects on the consolidated financial statements of the foreign currency forward contracts which were not designated as hedging instruments were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Gain recognized in other income (expense)	$—	$—	$20	$—

Foreign Currency Options

As of September 30, 2013, we had foreign currency derivatives consisting of call options with deferred premiums which are used to mitigate the financial impact of volatility in foreign currency exchange rates related to our ship construction contracts denominated in euros. If the spot rate at the date the ships are delivered is less than the strike price under these option contracts, we would pay the deferred premium and not exercise the foreign currency options. The notional amount of our foreign currency options was €175.0 million, or $236.7 million based on the euro/U.S. dollar exchange rate as of September 30, 2013. The effects on the consolidated financial statements of the foreign currency options which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Gain (loss) recognized in other comprehensive loss—effective portion	$1,179	$(2,813)	$(3,174)	$(19,848)
Gain (loss) recognized in other income (expense)—ineffective portion	13	(134)	(307)	(484)
Amount reclassified from accumulated comprehensive income (loss) into depreciation and amortization expense	177	—	294	—

Foreign Currency Collar

As of September 30, 2013, we had a foreign currency collar used to mitigate the volatility of foreign currency exchange rates related to our ship construction contracts denominated in euros. The notional amount of our foreign currency collar was €100.0 million, or $135.3 million based on the euro/U.S. dollar exchange rate as of September 30, 2013. The effects on the consolidated financial statements of the foreign currency collar which was designated as a cash flow hedge was as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Gain recognized in other comprehensive income—effective portion	$4,518	$5,156	$2,243	$5,156

Interest Rate Swaps

As of September 30, 2013, we had interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. The notional amount of outstanding debt associated with the interest rate swap agreements was $705.8 million. The effects on the consolidated financial statements of the interest rates swaps which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Loss recognized in other comprehensive loss—effective portion	$(2,826)	$—	$(2,826)	$—
Loss recognized in other income (expense)—ineffective portion	(334)	—	(334)	—
Amount reclassified from other comprehensive income (loss) into interest expense, net	65	—	65	—

Long-Term Debt

As of September 30, 2013 and December 31, 2012, the fair value of our long-term debt, including the current portion, was $3,105.0 million and $3,106.9 million, which was $8.0 million lower and $121.5 million higher, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our fixed and variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities. The calculation of the fair value of our long-term debt is considered a Level 2 input.

Other

The carrying amounts reported in the consolidated balance sheets of all financial assets and liabilities other than our long-term debt approximate fair value.

8.	Commitments and Contingencies

Ship Construction Contracts

Norwegian Getaway is under construction with Meyer Werft and is scheduled for delivery in January 2014. This ship will be approximately 144,000 Gross Tons with 4,000 Berths at an aggregate cost of approximately €627.7 million, or $849.1 million based on the euro/U.S. dollar exchange rate as of September 30, 2013. We have export credit financing in place that provides financing for 90% of its contract price.

We also have orders with Meyer Werft for two additional ships for delivery in the fourth quarter of 2015 and the first quarter of 2017. These ships, Norwegian Escape and Norwegian Bliss, will be the largest in our fleet at approximately 163,000 Gross Tons with 4,200 Berths each and will be similar in design and innovation to our Breakaway Class Ships. The combined contract cost of these two additional ships is approximately €1.4 billion, or $1.9 billion based on the euro/U.S. dollar exchange rate as of September 30, 2013. We have export credit financing in place that provides financing for 80% of their contract price.

In connection with the contracts to build the ships, we do not anticipate any contractual breaches or cancellation to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Litigation

In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. In December 2010, the Court denied the plaintiffs’ Motion for Class Certification. In February 2011, the plaintiffs filed a Motion for Reconsideration as to the Court’s Order on Class Certification which was denied. The Court tried six individual plaintiffs’ claims, and in September 2012 awarded wages aggregating approximately $100,000 to such plaintiffs. In October 2013, the United States Court of Appeals for the Eleventh Circuit affirmed the Court’s rulings as to the denial of class certification and the trial verdict. We intend to continue to vigorously defend this action and are not able at this time to estimate the impact of these proceedings.

In May 2011, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and breach of contract. In July 2012, this action was stayed by the Court pending the outcome of the litigation commenced with the class action complaint filed in July 2009. We are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and, to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

NORWEGIAN CRUISE LINE FLEET

NORWEGIAN SPIRIT

NORWEGIAN SKY

NORWEGIAN SUN

NORWEGIAN STAR

NORWEGIAN DAWN

PRIDE OF AMERICA

NORWEGIAN JEWEL

NORWEGIAN JADE

NORWEGIAN PEARL

NORWEGIAN GEM

NORWEGIAN EPIC

NORWEGIAN BREAKAWAY

NORWEGIAN GETAWAY
JANUARY 2014

NORWEGIAN ESCAPE
OCTOBER 2015

NORWEGIAN BLISS
SPRING 2017

©2014 Norwegian Cruise Line Corporation Ltd. Ships' Registry: Bahamas and United States of America 18886 10/13

NORWEGIAN CRUISE LINE HOLDINGS LTD.

UBS Investment Bank	Barclays

Citigroup	Deutsche Bank Securities	Goldman, Sachs & Co.	J.P. Morgan

Credit Agricole CIB	DNB Markets	HSBC	Nomura	SunTrust Robinson Humphrey

December 3, 2013